Form 20-F
period 2023-12-31
Almacenes Exito S.A.
filed 2024-05-01
CIK 1957146

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41736

Almacenes Éxito S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Colombia
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

(Address of Principal Executive Offices)

Ivonne Windmueller Palacio, Chief Financial Officer

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

Telephone: +(57 604) 604 9696

Email: iwindmuller@grupo-exito.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, par value of COP 3.33 per common share	--	New York Stock Exchange[1]
American Depositary Share, each representing eight common shares	EXTO	New York Stock Exchange

[1]	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, the registrant had outstanding 1,297,864,359 common shares with a par value of COP 3.33 per common share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Except where the context otherwise requires, in this annual report, “Éxito” refers to Almacenes Éxito S.A., a corporation (sociedad anónima) incorporated under the laws of Colombia, and “Éxito Group,” the “Company,” “we,” “our,” “us” or like terms refer to Éxito and its consolidated subsidiaries. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P. Morgan Chase Bank N.A., the depositary bank for the ADSs. All references to “pesos”, “COP” or “COP $” are to the Colombian pesos, the official currency of Colombia.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

Historical Financial Statements

This annual report includes financial information derived from:

●	the Éxito Group’s audited historical consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, and the related notes thereto, which are included in this annual report. We refer to these audited financial statements and the related notes thereto collectively as our “audited consolidated financial statements.

We have prepared our audited consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Currencies

Éxito maintains its books and records in Colombian pesos, which is its functional currency, as well as its presentation currency. The Éxito Group’s consolidated financial statements included in this annual report are presented in Colombian pesos. For each entity, we determine its functional currency and items included in its financial statements are measured using that functional currency. The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso are translated into Colombian pesos. Results of operations and balances are translated as follows, except for subsidiaries located in hyperinflationary economies, in which case all balances and transactions are translated at closing rates:

●	assets and liabilities are translated into Colombian pesos at the period closing exchange rate;

●	income and expenses are translated into Colombian pesos using the period’s average exchange rate; and

●	equity accounts in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

Argentina’s accumulated inflation rate over the past three years at December 31, 2023 calculated using different consumer price index combinations has exceeded 100%, and therefore considered hyperinflationary. Financial statements related to Éxito’s subsidiary in Argentina were adjusted for hyperinflation pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies.

Key Operating Performance Indicators

Throughout this annual report key operating performance indicators used by our management were provided and may be used by competitors in our industry. Certain terms used in this annual report statement, are defined as follows:

Retail and Other Complimentary Businesses

●	“Number of stores” means number of physical stores.

●	“Omnichannel share” means sales made through the channels: .com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual, as percentage of total sales.

●	“Same store sales” means sales made in stores open for at least 12 consecutive months and that did not close nor remain closed for a period of seven or more consecutive days.

●	“Sales area” means total square meters of physical stores.

●	“Total number of active credit cards” means number of credit cards issued by Tuya that have not been cancelled since their issuance.

●	“Total number of loyalty program members” means number of members of Puntos Colombia by year end.

Real Estate

●	“Gross leasable area” means the total area of a building that can be used by tenants.

●	“Occupancy rate” means the ratio of rented or used space to the total amount of available space.

Translation of Colombian Pesos into U.S. Dollars

Unless otherwise stated, we have translated certain amounts included in this annual report from Colombian pesos into U.S. dollars. The exchange rate used to translate such amounts was COP $ 3,822.05 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2023, as reported by the Colombian Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors and should not be construed as implying that the Colombian peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Market and Industry Data

We obtained the statistical data and information relating to the markets where we operate from reports prepared by government agencies and other publicly-available sources, including, but not limited, from Euromonitor, S&P Capital IQ, Latinfocus, Green Information Group, Nielsen, DANE, the SFC, the Colombian Central Bank, the Colombian Ministry of Information and Communication Technologies, INDEC, the Argentine Central Bank, the INE (Instituto Nacional de Estadística de Uruguay) and the Uruguayan Central Bank. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Trademarks, Service Marks and Trade Names

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this annual report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Rounding Adjustments

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, the figures shown for the same item presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Other Data

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“ADSs” or “ADRs” are to American Depositary Shares.

●	“Argentine Central Bank” are to Banco Central de la República Argentina.

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão.

●	“BDRs” are to Brazilian Depositary Receipts.

●	“Brazil” are to the Federative Republic of Brazil.

●	“Brazilian Central Bank” are to Banco Central do Brasil.

●	“Brazilian Corporation Law” are to Brazilian Law No. 6,404/76, as amended.

●	“BVC” or “Colombian Stock Exchange” are to the Colombian Stock Exchange (Bolsa de Valores de Colombia).

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme).

●	“Casino Group” are to Casino and its subsidiaries.

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedad anónima) incorporated under the laws of Brazil.

●	“CBD ADSs” are to ADSs, each representing one common share of CBD.

●	“CBD common shares” are to common shares of CBD.

●	“Colombia” are to the Republic of Colombia.

●	“Colombian Central Bank” are to Banco de la República de Colombia.

●	“Colombian Government” are to the central government of Colombia.

●	“Colombian Stock Exchange” or “BVC” are to the Colombian Stock Exchange (Bolsa de Valores de Colombia).

v

●	“COP”, “COP $” or “Colombian pesos” are to Colombian pesos, the official currency of Colombia.

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“DANE” are to the Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística).

●	“Deceval” are to the Central Securities Depository of Colombia (Deposito Centralizado de Valores de Colombia Deceval S.A.).

●	“DIAN” are to the National Directorate of Taxes and Customs of Colombia (Dirección de Impuestos y Aduanas Nacionales).

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“Éxito ADSs” are to ADSs, each representing eight Éxito common shares.

●	“Éxito ADS Custodian” are to BNP Paribas Securities Services, the Colombian custodian of the Éxito common shares underlying the Éxito ADSs.

●	“Éxito ADS Depositary” are to JPMorgan Chase Bank N.A., the depositary for the Éxito ADSs;

●	“Éxito ADS Deposit Agreement” are to the deposit agreement entered between Éxito and the Éxito ADS Depositary and the holders and beneficial owners from time to time of Éxito ADSs issued thereunder.

●	“Éxito BDRs” are to BDRs, each representing four Éxito common shares.

●	“Éxito BDR Custodian” are to BNP Paribas Securities Services, the Colombian custodian of the Éxito common shares underlying the Éxito BDRs.

●	“Éxito BDR Depositary” are to Itaú Unibanco S.A., the depositary for the Éxito BDRs.

●	“Éxito BDR Deposit Agreement” are to the BDR Issuance and Registration Service Agreement, dated December 16, 2022, between Éxito and the Éxito BDR Depositary, with respect to the Éxito BDRs issued thereunder.

●	“Éxito common shares” or “our common shares” are to common shares, par value of COP 3.33 per common share, of Éxito.

●	“ICONTEC” are to the Colombian Technical Standards and Certification Institute (Instituto Colombiano de Normas Técnicas y Certificación).

●	“INDEC” are to the National Institute of Statistics and Census of Argentina (Instituto Nacional de Estadística y Censos de la República Argentina).

●	“INE” are to the National Institute of Statistics of Uruguay (Instituto Nacional de Estadistica de Uruguay).

●	“NYSE” are to the New York Stock Exchange.

●	“Restricted GDSs” are to Global Depositary Shares, each representing one Éxito common share, issued pursuant to a Deposit Agreement, dated as of July 27, 2007, among Éxito and JPMorgan Chase Bank, N.A., as depositary, in accordance with Rule 144A and Regulation S under the Securities Act.

●	“SEC” or the “Commission” are to the United States Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“Separation” refers to our separation from CBD.

●	“SFC” are to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia).

●	Spin-Off” are to the August 2023 distribution of 86.26% of the issued and outstanding Éxito common shares held by Companhia Brasileira de Distribuição (CBD), representing 83.26% of the issued and outstanding Éxito common shares, to holders of CBD common shares, including the CBD ADS, on a pro rata basis for no consideration. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

●	“Tuya” are to Compañia de Financiamiento Tuya S.A.

●	“Uruguay” are to the Oriental Republic of Uruguay.

●	“Uruguayan Central Bank” are to Banco Central del Uruguay.

●	“U.S. dollars,” “dollars” or “US$” are to United States dollars.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

●	competition and pressure to adapt to changing consumer habits and preferences;

●	competition from internet sales;

●	economic slowdowns in the food retail industry;

●	changes in merchant policies on credit card sales;

●	our ability to maintain and enhance our brands;

●	the impact of global pandemics;

●	our ability to protect our intellectual property rights;

●	our reliance on our advertisement and marketing campaigns;

●	our ability to maintain and renew our stores’ lease agreements and operational licenses;

●	our reliance on the Colombian transportation systems and infrastructure;

●	the potential of cyberattacks and security and privacy breaches;

●	our ability to protect our database and security in accordance with privacy laws;

●	our parent company;

●	the effects of unfavorable legal or administrative proceeding decisions;

●	the inability to attract or retain personnel;

●	violations of anti-corruption laws;

●	our service providers or suppliers engaging in irregular practices;

●	the concentration of products in few suppliers;

●	compliance with environmental laws and regulations;

●	political and economic conditions in our countries of operations;

●	economic and political conditions in Colombia;

●	developments and perception of risks in other countries, including bank liquidity crises, such as those experienced by Silicon Valley Bank, Signature Bank, First Republic Bank and Credit Suisse in March 2023;

●	exchange rate volatility in Colombia;

●	the influence of the Colombian Government and Colombian Central Bank over the Colombian economy;

●	potential sanctions imposed by the United States;

●	developments and political conditions in other emerging markets;

●	the enforcement of court judgments in the United States;

●	violence and instability in Colombia;

●	impacts of the armed rebel groups in Colombia’s laws and regulations;

●	expropriation by the Colombian Government;

●	changes in tax laws in Colombia;

●	influence and differing interest of the Selling Shareholder;

●	ability to trade and maintain our listing on the NYSE;

●	research publications by securities or industry analysts;

●	the perception of future sales on the NYSE;

●	voting rights of Éxito ADS shares;

●	the right to a jury trial of holders of Éxito ADSs;

●	the ability of holders of Éxito ADSs to receive dividends;

●	the ability of holders of Éxito ADSs to participate in tender offers in Colombia;

●	our status as a foreign private issuer;

●	the ability of holders of Éxito ADSs to serve process;

●	U.S. tax liabilities and consequences; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

The list above is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this annual report. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this annual report. The forward-looking statements contained in this annual report are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this annual report or other specified date and speak only as of such date. We disclaim any intention or obligation to update or revise any forward-looking statements in this annual report as a result of new information or future events, except as may be required under applicable securities law.

Forward-looking statements in this annual report are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this annual report. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors.”

EXPLANATORY NOTES

The Spin-Off

In August 2023, we completed the Spin-Off pursuant to which CBD distributed 86.26% of our issued and outstanding common shares held by it (directly and indirectly through GPA2) in the form of ADRs and BDRs, representing 83.26% of the issued and outstanding Éxito common shares, to holders of CBD common shares, including the CBD ADS holders, on a pro rata basis for no consideration. Following the Spin-Off, we are no longer a subsidiary of CBD. Following the completion of these transaction, CBD (and its subsidiaries) together with Casino Guichard Perrachon S.A (and its subsidiaries, excluding CBD) held approximately 13.26% and 34.05% of our issued and outstanding share capital, respectively.

The Tender Offers

In January 25, 2024, Cama Commercial Group, Corp. (“Cama”) bought an aggregate of 86.84% of Éxito’s outstanding share capital through a concurrent offer in the Republic of Colombia and the U.S. Cama offered to purchase all of the issued and outstanding Éxito common shares (including Éxito common shares represented by BDRs, each representing four Éxito common shares) wherever located, including Éxito common shares held by U.S. holders, at the same purchase price of US$0.9053 per Éxito common share, payable in Colombian pesos or U.S. dollars, in each case without interest and less any applicable withholding taxes and brokerage fees and commissions. The tender offers in both Colombia and the U.S. were made pursuant to a pre-agreement among Cama and the Casino Group, including CBD and its subsidiaries (the “Selling Shareholders”). The Selling Shareholders agreed to tender and not withdraw all of their Éxito common shares, ADSs and BDRs which represented, in aggregate, 47.36% of the outstanding Éxito common shares.

Pre Spin-Off	Post Spin-Off	Post Tender Offers

x

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisers

Not applicable

C.	Auditors

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this annual report, in evaluating us, the Éxito common shares, Éxito ADSs and Éxito BDRs. The following risk factors could adversely affect our business, financial condition, results of operations and the price of the Éxito common shares, Éxito ADSs and Éxito BDRs. Additional risks, uncertainties, and other facts that are not currently known to us or that we believe are not currently material may also adversely affect our business, financial condition, operating results or cash flows. In any of these cases, you may lose all or part of your investment in us.

Risks Relating to Our Industry and Us

Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channels, and our digital transformation strategy might not be an effective response to this emerging competition.

In recent years, retail sales of food, clothing and home appliances products over the internet have increased significantly in Colombia and in other Latin American countries where we have operations. We expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retail intermediaries and deliver particularly high-quality, fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue.

Additionally, technology employed in retail sales of food and home appliances evolves constantly as part of a modern digital culture. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as the standards of the industry in which we operate.

If internet sales in our countries of operation continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets and retail stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

We are increasingly dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are increasingly dependent on credit card sales. In our Colombia segment, sales to customers using credit cards, including Tuya credit card, accounted for 32.7%, 33.1% and 32.2% of our consolidated revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively. In our Uruguay segment, customers using credit cards accounted for 31.2%, 30.2% and 29.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively. In our Argentina segment, credit card sales accounted for 35.0%, 38.1% and 40.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rates, may adversely affect us.

Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our Éxito, Carulla, Surtimax, Super Inter, Surtimayorista, Devoto, Disco, Geant and Libertad brands contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products. However, our brand portfolio composition may be subject to change as part of a constant revision of the Company’s store conversion strategy, which aims to adapt our stores to the evolving requirements of our customer base.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A reduction in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

Pandemics or disease outbreaks, such as the COVID-19 pandemic and associated responses, may disrupt our business, including among other things, by increasing our costs, impacting our supply chain, causing labor shortages and driving change in customer and consumer demand for our products, and could have a material adverse impact on our business.

Public health crises, pandemics and epidemics, such as the COVID-19 pandemic, and responses thereto, may impact our business directly and may in the future impact our business by, among other things, increasing our costs, impacting our supply chain and driving change in customer and consumer demand for our products, which could have an adverse effect on our business, financial condition or results of operations.

While our operations have stabilized since the peak of the COVID-19 pandemic, we cannot predict with certainty the extent to which our operations or the operations of our business partners, suppliers and customers may be impacted by the effects of any future pandemics. However, any adverse effect on these parties could materially and adversely impact us. To the extent that any pandemics affect the global economy and our business, they may also heighten other risks described in this section.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, copyrights, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, and trademark applications seeking to protect newly developed brands and products. We cannot ensure that trademark registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks, or licensed by us. We cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights (including trademark registration and domain names) such as nondisclosure and other contractual provisions, and technical measures to protect many of our products, services and intangible assets will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

Our proprietary rights may be invalidated, circumvented or challenged. We may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity or scope of our proprietary rights of others. Legal proceedings are inherently uncertain, and the outcome of such proceedings may be unfavorable to us. Any legal action regardless of outcome might result in substantial costs and diversion of resources and management attention. We use reasonable efforts to protect our proprietary and confidential information and trade secrets through confidentiality and non-disclosure agreements and other measures.

Our sales depend on the effectiveness of our advertisement and marketing campaigns, which may adversely affect our revenues and profitability.

To promote increased traffic of customers and attract them to our stores, we dedicate substantial resources to our advertisement and marketing campaigns. Our revenues and profitability depend on our ability to, among other things, identify our target consumers and decide on the marketing message and communication method to reach them most effectively. If we do not conceive, plan or execute our advertisement and marketing activities in order to successfully and efficiently increase revenues and market share, our profitability and financial position may be adversely affected.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected if a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable laws, landlords may increase rent periodically, usually every year. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Our stores and distribution centers are also subject to certain operational licenses. Our inability to obtain or renew these operational licenses may result in the imposition of fines and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closure as a result of our inability to obtain or renew the necessary operational licenses. Additionally, the real estate properties currently employed by us and our stores and distribution centers for our operation are subject to zoning regulations for properties located in Colombia. Those regulations include the zoning and planning law issued by the municipality and zoning license, which shall fulfill the zoning and planning law requirements. Any failure by us to comply with zoning requirements (zoning law and permits) regarding the facilities operated can imply monetary fines or the shutdown of the facilities and consequently an adverse effect on financial condition, and results of operations.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation systems and infrastructure in the geographies where we operate to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

In Colombia, in the years ended December 31, 2023, and 2022, approximately 72% and 71%, respectively, of our products were distributed through our distribution centers and warehouses and logistics platforms. As of December 31, 2023, we had 10 distribution centers and warehouses and 3 logistics platforms in Colombia. In Argentina, in the years ended December 31, 2023, and 2022 approximately 50% and 59%, respectively, of our products were distributed through our distribution center located in the central region of the country. In Uruguay, in the years ended December 31, 2023, and 2022 approximately 41% and 34%, respectively, of our products were distributed through our distribution centers and warehouses. As of December 31, 2023, we had six distribution centers and warehouses in Uruguay. The transportation system and infrastructure in Colombia, Argentina and Uruguay are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, are subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

We cannot assure you that our technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats will be sufficient to ensure that certain types of attacks, including cyberattacks, may occur.

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic data collected by our systems, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could affect our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, energy interruptions, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our suppliers, employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, employees or suppliers, we may be subject to new legal proceedings that could result in damages, fines and harm to our reputation.

In the event of non-compliance with Colombian, Uruguayan and Argentinian laws or any other applicable law related to personal data, or in the event of a personal data breach, we may be subject to legal proceedings, fines (including the suspension of activities related to personal data management) and damage to our reputation, which may materially and adversely affect us.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are and may be party to legal and administrative proceedings related to civil, regulatory, tax, civil liability (extracontractual) caused by a criminal conduct, and labor matters, which we cannot assure that will be decided in our favor. Our management makes provisions for proceedings according to consultation with external legal advisors. These provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these legal and administrative proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to provide guarantees in court in connection with the proceedings, which may adversely affect our financial condition. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and note 22 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

Our market risk management procedures may not be able to reduce our exposure to such risks, which could adversely affect our business and results of operations.

We are subject to market risks, which include credit, interest rate, exchange rate, liquidity and share price variation risks. As of the date of this annual report, we do not have a formal market risk management policy. In addition, we use asset protection instruments that only aim to mitigate exchange rate risk without formal and objective risk management parameters.

The absence of a formal market risk management policy and objective risk management parameters may increase our exposure to such risks and reduce the effectiveness of the mitigation actions adopted. If we are unable to develop, implement, monitor and, where necessary, update our market risk management procedures to address current or developing risks, we may not be able to prevent or reduce our exposure, which could result in unforeseen losses and have an adverse effect on our financial condition and results of operations.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. We face various challenges inherent to the administration of a large number of employees over a wide geographical area. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results and operations.

Our ability to access the credit markets as well as the debt and equity capital markets on favorable terms to obtain funding to finance our operations or refinance our debt maturities may be limited due to the deterioration of these markets.

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in the global and local economies, the escalation of the military conflict between Ukraine and Russia, the potential impacts on demand of further lockdowns of potential pandemics and endemics, the discovery of corruption by governments and private companies in emerging markets and further geopolitical disruptions in the world, which could involve developed countries, and in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in these section. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms.

Access to credit and capital markets depends on a number of factors, many of which we cannot control, including changes in: interest rates, the structured and commercial financial markets, tax rates due to new or changes to existing tax laws, foreign exchange and investment controls and restrictions, market perceptions of the industries in which we operate, which are mainly determined by our financial and operational strength. As a result of these factors, we may be forced to revise the timing and scope of our growth projects, therefore negatively affecting our results and financial condition.

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs. If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing a reduction in sales and results of operations as well as in the trading price of the Éxito common shares, ADSs and BDRs.

Some categories of products that we sell are mainly acquired from a few suppliers and over-concentration could affect the availability of these products.

Some categories of products that we sell are mainly acquired from a few suppliers. If any supplier is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores, especially our private label products. Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.

We operate mainly in the food retail industry in Colombia, Uruguay and Argentina, including the home appliances segment, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing, and we may not be able to anticipate and quickly respond to these changes. We face intense competition from other store formats and sub-segments within the food retail industry, especially the cash-and-carry and hard-discount sector, which has in recent years imposed significant competitive pressure on our hypermarket stores. We also face competition from small and regional retailers, mainly in the retail segment, and especially from those that operate in the informal segment of the Colombian economies. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

If we are unable to compete successfully in our target markets (including adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices under each of our brands and segments) or otherwise adjust to changing consumer habits and preferences, such as shopping on mobile devices, we may lose market share, which would adversely affect our financial condition and results of operations.

The food retail industry in the markets that we operate is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the food retail industry in the markets that we operate, including Colombia, Uruguay and Argentina, has experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the food retail and home appliances sectors depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for home appliances. Unfavorable economic conditions in Colombia or in other Latin American countries where we operate, or unfavorable economic conditions worldwide reflected in the Colombian economy and in those other countries where we operate, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

According to DANE, in the year ended December 31, 2023, the Colombian GDP increased 0.6% when compared to the year ended December 31, 2022, while GDP increased 7.5% in the year ended December 31, 2022 when compared to the year ended December 31, 2021. The Colombian retail and wholesale industry as a whole decreased 4.0% in the year ended December 31, 2023, and increase 8.8% and 11.8% during the years ended December 31, 2022 and 2021, respectively.

Our results of operations and financial condition have been, and will continue to be, affected by the weak GDP of the countries where we operate. Developments in the economy of the Latin American countries where we operate, principally Colombia, may affect these countries’ growth rates and, consequently, the use of our products and services, which may adversely affect the trading price of Éxito common shares, ADSs and BDRs.

Because the retail industry is usually perceived as essentially growth-oriented, we are dependent on the growth rate of Colombia’s urban population and different income levels. Any decrease or slowdown in these metrics in Colombia, Uruguay or Argentina, may adversely affect our sales and our results of operations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Colombian Law No. 2195 of 2022 and similar anti-corruption laws.

We are subject to a number of anti-corruption laws, including, without limitation, the U.S. Foreign Corrupt Practices Act (the “FCPA”) and Colombian Law No. 2195 of 2022.

The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals.

In Colombia, Law No. 1778 of 2016, as amended by Law No. 2195 of 2022, created a new case of liability for companies in case any of their controlling shareholders, employees, contractors or administrators or of any of their subsidiaries, carry out foreign bribery offences. The sanctions include fines (up to 200,000x the current minimum monthly wage), among other administrative sanctions, civil liability (extracontractual) caused by a criminal conduct, and a prohibition to contract with the Colombian Government. Likewise, Colombian law contemplates among its criteria for limiting corporate liability the existence, execution and effectiveness of transparency and business ethics programs or anti-corruption mechanisms within the company.

Failure to comply with anti-corruption laws in any of the countries where we have operations or to which we are subject or any investigations of misconduct, or enforcement actions could subject us to fines, loss of operating licenses, disbarment from entering into contracts, and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us, our reputation, and the trading price of Éxito common shares, ADSs and BDRs.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of different federal, state, environmental, health, and municipal safety laws and regulations relating to in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, noise, outdoor advertisement, waste post-consumption obligations as generator, storage of dangerous goods and health and safety, and in general the preservation and protection of the environment, especially in relation to our stores and our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations and stores, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions (including the suspension of activities by environmental governmental authorities), in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

We are subject to various regulations, including antitrust and competition laws, regulations applicable to the conduct of our operations and export and import controls, and our failure to comply with these regulations may have a material adverse effect on us.

We are subject to various regulations, and our failure to comply with these regulations may have a material adverse effect on us. For example, our ability to complete mergers, acquisitions and/or to develop our business may be limited by applicable antitrust and competition laws and any non-compliance may adversely affect our reputation and financial position. These laws include a general prohibition against all types of practices, procedures, or systems that tend to limit free competition, or to maintain or determine inequitable prices. Any failure to comply with these laws may result in the imposition of fines and material sanctions. We are also subject to regulations in respect to the manufacture, importation, distribution and marketing of our products and any change regulations could adversely affect us. The activities described above are subject to surveillance of competent authorities with sufficient authority to impose warnings, fines, sanctions, including temporary or permanent closing of operations, upon breaches, which could have a material adverse effect on us. Moreover, we are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. We could be subject to possible loss of export or import privileges, fines and material sanctions, which could have a material adverse effect on us. In addition, our business may be subject to U.S. and foreign trade control laws and regulations, including economic sanctions programs such as those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. Violations of trade control laws and sanctions regulations are punishable by severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Countries Where We Operate

The political and economic conditions of the countries in which we operate and where our securities trade may adversely affect us.

We are vulnerable to international economic crises and declining per capita income in the countries in which we operate. A decrease in consumption in these markets could adversely affect our sales.

We face risks related to the international markets in which we operate, primarily including:

●	interference by local governments in economic policies;

●	unstable exchange rates and devaluation of local currencies;

●	deterioration of economic conditions;

●	inflation and interest rates;

●	highly regulated environment;

●	wage increases and price controls;

●	foreign exchange controls and restrictions on remittances abroad, including remittance of dividends;

●	fiscal policy and tax regime;

●	foreign trade policy, including taxes and tariffs;

●	liquidity in the financial, capital and credit markets;

●	other political, social, and economic risks that affect the markets in which we operate; and

●	the outbreaks of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave of COVID-19), its effects and the manner in which such events may continue to impact us are highly uncertain and unpredictable and may result in further adverse effects on our business and may impact our ability to continue operating our business.

The occurrence of any of these factors, as well as any other factor affecting economic, political and social conditions in the markets in which we operate or intend to operate, may prevent us from fulfilling our strategic goals in these countries or in our international operations as a whole, and may adversely affect us.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the Éxito common shares, ADSs and BDRs.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the Éxito common shares, ADSs and BDRs, as our operations in Colombia represented 75.0% and 74.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2023 and 2022, respectively. Economic growth or contractions, inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect us.

President Gustavo Petro, who took office in August 2022, inherited high government spending levels, and measures to meet fiscal targets led to protests around the country, paralyzing activities in the main cities in Colombia for days. Furthermore, although throughout recent history elected governments and members of the Colombian congress have pursued free market economic policies with almost no economic interventions, we cannot predict which policies, if any, will be adopted by the current government and/or congress and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. On August 8, 2022, the Ministry of Finance of Colombia submitted a tax reform bill to the Colombian congress proposing several changes to the current Colombian tax regime. The tax reform bill was approved by the Colombian congress on November 17, 2022, and was sanctioned by President Gustavo Petro on December 13, 2022 as Law No. 2277 of 2022. The tax reform is effective as of January 1, 2023. The tax reform includes, among others: (1) a new permanent equity tax applicable to Colombian individuals and non-residents; (2) an increase in the dividend tax rate for local and foreign shareholders (in the case of foreign shareholders the rate increased from 10% to 20%); (3) an increase in the long-term capital gains tax rate, from 10% to 15%; (4) the elimination of specific tax benefits and exemptions such as the rule that exempted the taxing of capital gains from the sale of publicly listed shares (currently applicable to sale of less than 10% of the total shares in circulation, which would be limited to 3% of the total shares in circulation as from 2023); (5) an income tax surtax for companies engaged in the extraction of crude oil and coal ranging from 0% to 15% and based on international prices; and (6) the introduction of a minimum tax based on effective tax rate on accounting profits (with adjustments). See “Item 10. Additional Information—E. Taxation——Material Colombian Tax Consequences”.

Additionally, the Colombian Government presented other relevant bills, which are currently being discussed by the Colombian congress. One of them is the bill for a pension reform, which restructures the pension system into a “pillar system” which manages and assigns funds in accordance with age, the condition of the affiliates, among others, as well as changes to pension schemes applicable to women. Another relevant bill presented by the Colombian Government is the bill of the labor reform, which includes an 18-point reform to individual and collective labor legislation. The labor reform bill was shelved, but the Colombian Government decided to present the bill again before the Colombian congress with some amendments; nevertheless, the bill keeps the principal aspects promoted in the first bill, covering several areas such as: outsourcing/subcontracting, employment stability and hiring modalities; regulations regarding the use of service contracts; apprenticeship contracts; workday length; work through digital platforms; informal and migrant work, surcharges and termination severance; among others. In connection with overtime dispositions, employees would be entitled to high work surcharges for an extra two hours daily, and work performed on work rest days would be compensated with an additional 25%. Other key elements of the labor reform bill include higher severance payments for unilateral termination and new regulations for apprenticeship contracts that would involve all labor costs. Additionally, gradual decrease in the maximum legal workweek from 48 to 42 hours is currently underway, with no salary reduction allowed for employees. This decrease is expected to be fully implemented by July 2026.

The Colombian Government has also presented a bill which proposes amendments to the health insurance regulation in Colombia, by trying to put in place a public health system in the country. The National Development Plan bill was approved by the Colombian congress on May 5, 2023 and sanctioned by the president on May 19, 2023.

We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian Government and whether those policies would adversely affect the Colombian economy and, consequently, us.

In May 2021, S&P Global Ratings (“S&P”) downgraded Colombia’s long-term foreign currency sovereign credit rating “BBB” to “BB+” after protests forced the country’s government to withdraw a fiscal reform proposal that aimed to finance transitory and structural higher spending. In July 2021, Fitch Ratings (“Fitch”) also downgraded Colombia´s credit rating from “BBB-” to “BB+” due to deterioration of public finances with large fiscal deficits and a rising government debt level. In October 2021, Moody’s Investors Service (“Moody’s”) affirmed Baa2 rating and changed outlook on Colombia’s rating to stable from negative, supported by the government’s track record of prudent macroeconomic management and capacity to build consensus and promote policies that foster economic growth and support fiscal metrics. The stable outlook reflects Moody’s expectation that the fiscal measures approved by the government and the post-pandemic economic recovery will support debt stabilization. In January 2023 and December 2022 S&P and Fitch, respectively, affirmed Colombia’s credit rating. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and us.

In January 2024, S&P maintained Colombia’s long-term foreign currency sovereign credit rating in “BB+”, however, it downgraded the outlook on Colombian’s rating from stable to negative due to low economic growth and its effects on public finances. In December 2023 Fitch affirmed Colombia´s credit rating at “BB+” and its outlook on stable.

In June 2023, Fitch Ratings upgraded Uruguay´s rating from “BBB-” to “BBB” and revised the credit rating outlook to stable. The revision reflects Uruguay´s fiscal resilience through the pandemic and ongoing improvement on the structural fiscal position. The “BBB” rating is supported by relatively high per capita GDP, and strong governance indicators and institutional strength. It is constrained by weak medium-term economic growth prospects and competitiveness challenges, high public debt and its large foreign currency component, a record of high inflation, and policy flexibility that its weak in the context of prevalent dollarization, indexation and shallow financial debt. Any downgrade of Uruguay´s credit rating could adversely affect the Uruguayan economy and us.

In June 2023, Fitch Ratings upgraded Argentina´s Long-Term Foreign Currency (FC) Issuer Default Rating (IDR) rating from “C” to “CC”, reflecting that no longer has a perception that a default-like process has commenced in the country. Argentina´s debt repayment record is one of the weakest among rated sovereigns. Any downgrade of Argentina’s credit rating could adversely affect the Argentinian economy and us. On December 2023 Javier Milei took place as president of Argentina bringing huge economic proposals to address longstanding macroeconomic disfunction and stagnation. However, it cannot be assured whether such changes will occur or their timing, nor can be estimated the impact they may have on Argentine economic, political and regulatory conditions and in our business.

High rates of inflation in the countries where we operate may have an adverse impact on us.

The average annual rate of inflation in Colombia for the past ten years has been 5.69%. As reported by the Colombian Central Bank, the annual consumer price index, the measure of inflation, for the year ended December 31, 2023 and the years ended December 31, 2022 and 2021 was 9.3%, 13.1% and 5.6%, respectively. The decrease in inflation in 2023 was mainly due to: (1) lower growth in food prices; (2) clear signals from monetary policy to reduce short term inflation expectations; and (3) valuation of the Colombian peso against the other currencies. However, inflation is still above the goal of 3.0% set by the Colombian Central Bank. Inflation impacts the prices of goods, raw materials and local interest rates as a result of government measures to control inflation. In Uruguay, the rate of inflation was 5.1%, 8.3% and 8.0% for the years ended December 31, 2023, 2022, and 2021, respectively. In Argentina, the rate of inflation was 211.4%, 94.8%, and 50.9% for the years ended December 31, 2023, 2022, and 2021 respectively. For the year ended December 31, 2023, the internal wholesale price index was 276.4%.

The measures taken by the central banks in the countries where we operate, often include maintaining a tight monetary policy with high interest rates, restricting the availability of credit and negatively affecting the rate of economic growth. We cannot assure that the measures taken by the central banks in the countries where we operate will be effective in curbing inflation.

High rates of inflation have impacted our business historically and may continue to do so in the future, as increased good prices may result in reduced consumer spending, which could reduce our revenues and/or our margins. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations—Macroeconomic Environment.” Inflation is also likely to increase some of our costs and expenses. More than 96% of our costs and expenses are denominated in local currency as of December 31, 2023, and we cannot guarantee that we will be able to pass on price increases to our customers, in the event of further inflation hikes, which could have a material adverse effect on us. Inflation has impacted our margins negatively for the year ended December 31, 2023 compared to the year ended December 31, 2022. We estimate that during this period, approximately COP 416,000 million of additional expenses, mainly related to labor costs, utilities, cleaning, security, supplies and rent costs were due to inflation. See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry—Inflation.”

Developments and the perception of risk in other countries may adversely affect the price of our securities.

The market value of securities of Colombian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Colombian issuers, including the Éxito common shares, ADSs and BDRs. Trading prices on BVC, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Colombian capital markets, adversely affecting the Éxito common shares, ADSs and BDRs. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Colombian issuers, including the Éxito common shares, ADSs and BDRs, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

The global financial and credit markets have from time-to-time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such volatility and uncertainty in global financial and credit markets have also generally led to an increase in the cost of funding for Colombian and international issuers and borrowers. Also, the closures of Silicon Valley Bank and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation and the liquidity crises experienced by First Republic Bank and Credit Suisse in March 2023 created bank-specific and broader financial institution liquidity risk and concerns. Uncertainty remains over liquidity concerns in the financial services industry and potential impacts on the broader global economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds, such parties’ ability to pay or perform their obligations to us or to enter into new commercial arrangements requiring additional payments to us or additional funding could be adversely affected. Moreover, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding could have a material adverse effect on us.

The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Colombian economy. Any outbreak in Colombia could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Colombian economies. In 2020, the COVID-19 outbreak compelled governments around the world, including in Colombia, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak adversely affected and may continue to adversely affect business confidence and consumer sentiment. They have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

Any material change in the Colombian and international financial markets or the economies of countries where we operate as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

Exchange rate volatility may adversely affect the economies of countries where we operate and us.

The Colombian peso has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Colombian peso depreciated against the U.S. dollar by 16.0% in 2021 and 20.8% in 2022, and it appreciated in 20.5% in 2023. The appreciation of the Colombian peso was promoted in the final quarter of the year by the market expectations about the FED reducing the U.S. interest rate. This appreciation of the Colombian peso helped the country lowering inflationary pressures but was not enough to maintain low interest rates. Fluctuations of the Colombian peso against the U.S. dollar would also affect the U.S. dollar value of distributions and dividends. Our sales in each of our countries of operations are also priced in local currencies. The effect of exchange rate fluctuations is mitigated by the fact that most of our operating costs and expenses are denominated in local currency and a significant part of our indebtedness is denominated in Colombian pesos.

The Uruguayan peso depreciated against the U.S. dollar by 5.6% in 2021 and appreciated by 10.3% in 2022 and 2.6% in 2023. The effectiveness of monetary policy in the country may be a concern given the heavily dollarized economy.

The Argentinian peso depreciated against the U.S. dollar by 22.1% in 2021, 72.5% in 2022 and 356.3% in 2023. The last depreciation of the Argentinian peso was promoted by the government of Javier Milei, seeking to reduce the public spend on maintaining the value of the currency against the U.S. dollar.

The Colombian Government and the Colombian Central Bank exercise significant influence on the Colombian economy. Political and economic conditions may have an impact on our business, financial condition and results of operations.

The Colombian Government and the Colombian Central Bank can intervene in Colombia’s economy and make significant changes in monetary, fiscal and regulatory policy, which could result in currency devaluation and the changes in international reserves. Our business, financial condition and results of operations may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia or the international markets. Possible developments include fluctuations in exchange rates, inflation, instability of prices, changes in interest rates, liquidity of domestic capital and debt markets, exchange controls, deposit requirements on foreign borrowings, controls on capital flows, and limits on foreign trade.

Although the Colombian Government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Colombian Central Bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us from possessing, utilizing or remitting dollars would impair our financial condition and results of operations, and would impair our ability to convert any payments to U.S. dollars.

The Colombian Government has considerable power to shape the Colombian economy and, consequently, affect the operations and financial performance of businesses. The Colombian Central Bank and the Colombian Government may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that are inconsistent with those of the prior government or that may negatively affect us.

In Argentina we are subject to new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.

The Argentine government and the Argentine Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market to purchase foreign currencies and to transfer such currencies abroad. Those measures include restricting access to the Argentine foreign exchange market for the payment of dividends to non-residents stakeholders, restrictions on the acquisition of any foreign currency to be held as cash in Argentina, requiring exporters to repatriate and settle in Argentine pesos in the local exchange market, limitations on the transfer of securities into and from Argentina, establishing certain mandatory refinancing of debt maturities, restrictions to make intercompany debt service payments, restrictions on the ability of Argentine companies to make import payments, the implementation of taxes on certain transactions involving the acquisition of foreign currency, among others.

In response to the re-imposed foreign exchange restrictions, an unofficial U.S. dollar trading market developed again in which the Argentine peso-U.S. dollar exchange rate differed substantially from the official Argentine peso -U.S. dollar exchange rate in the foreign exchange market. In addition, access to foreign currency and its transfer out of Argentina can also be obtained through capital markets transactions denominated “blue-chip swap” subject to certain restrictions, which is significantly more expensive than acquiring foreign currency in the foreign exchange.

In the past, the Argentine government also imposed informal restrictions on the ability of entities and individuals to purchase foreign currency, consisting in de facto measures as those described in the first paragraph. Notwithstanding the measures adopted by the Argentine government in the recent years, in the future the Argentine government could reinstate further exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the Argentine peso, which could further limit our ability to receive dividends, distributions, or the proceeds from any sale of shares from our investments in Argentina. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations.

If the United States imposes sanctions on Colombia in the future, our business may be adversely affected.

Colombia is among several nations whose eligibility to receive foreign aid from the United States is dependent on its progress in stemming the production and transit of illegal drugs, which is subject to an annual review by the President of the United States. Although Colombia is currently eligible for such aid, Colombia may not remain eligible in the future. A finding by the President of the United States that Colombia has failed demonstrably to meet its obligations under international counter-narcotic agreements may result in the imposition of economic and trade sanctions on Colombia which could result in adverse economic consequences in Colombia including potentially threatening our ability to obtain necessary financing to develop our business and could further heighten the political and economic risks associated with our operations. In 2023, Colombia issued its official drug policy for 2023-2033, aiming for the transformation of affected regions, public health, regulation of substances and the prosecution of large criminal organizations. In September 2023, the U.S. government certified Colombia for its fight against narcotics by means of a presidential memorandum regarding the main drug transit countries or main illicit drug producing countries for fiscal year 2024.

Developments in other emerging markets may adversely affect the market value of the Éxito common shares, ADSs and BDRs.

Emerging markets are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt business in Colombia and adversely affect the price of the Éxito common shares, ADSs and BDRs. Moreover, financial turmoil in any important emerging market country may adversely affect prices in stock markets and prices for capital securities of issuers in other emerging market countries as investors move their money to more stable, developed markets. An increase in the perceived risks associated with investing in emerging markets could dampen capital flows to Colombia and adversely affect the Colombian economy in general, and the interest of investors in our common shares and our Éxito ADSs in particular. We cannot assure you that the value of Éxito common shares, ADSs and BDRs will not be negatively affected by events in other emerging markets or the global economy in general.

Political conditions in the other emerging markets and the United States may adversely affect our results of operations and financial condition.

The Colombian economy and the market value of securities issued by Colombian issuers and issuers with operations in Colombia may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Colombia are correlated with economic conditions in the United States as a result, among other things, of the United States-Colombia Free Trade Agreement (“USCOFTA”), and increased economic activity between the two countries.

Adverse economic conditions in the United States, the termination or re-negotiation of free trade agreements, or other related events could have an adverse effect on the Colombian economy. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Colombia, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Colombian assets. There can be no assurance that future developments in other emerging market countries and in the United States, over which we have no control, including the re-negotiation of free-trade agreements such as the USCOFTA, will not have a material adverse effect on our ability to service our debt, which could impair our ability to make dividend payments and could adversely affect the market price of the Éxito common shares, ADSs and BDRs.

Historically, Colombia has experienced several periods of violence and instability. Future violence and instability in Colombia may adversely affect the Colombian economy and our operations.

Colombia has experienced several periods of violence over the past five decades, primarily due to the activities of guerrillas, paramilitary groups, drug cartels and criminal bands known as Bacrim. In response, the Colombian Government has implemented various security policies and has strengthened its military and police forces, including the creation of specialized units.

Despite the peace treaty between the Colombian Government and the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia) (“FARC”), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society, may not be achieved. In 2018, the Colombian Government suspended the peace negotiations with the National Liberation Army (Ejército de Liberación Nacional) (“ELN”) and in 2019, a minority group of dissidents within FARC announced their return to illegal activities. During 2019, ELN perpetrated different terrorist attacks in Colombia, including a car bomb in a police academy in Bogotá, which resulted in 21 people dead, and many other injured. During 2023, ELN has perpetrated attacks against the police and military forces, as well as attacks to energy and oil infrastructure. Other criminal bands have also increased activities throughout the country. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on us.

In addition, the peace agreement reached with FARC may be modified by future governments, including the current president. If there are deviations from the peace agreement, there can be no assurance that criminal actions will not escalate in Colombia. Although the Colombian congress has approved certain regulations to implement the final peace agreement such as the law governing the Special Peace Justice System (Jurisdicción Especial para la Paz), laws enacted by the Colombian congress in this regard may differ from the provisions of the peace agreement.

During 2022 and 2023, the ELN and FARC dissidents, together with other splinter criminal groups, continued to operate in Colombia and while the security situation has improved dramatically in recent years, there can be no guarantee that the situation will not again deteriorate. Any increase in kidnapping or terrorist activity in Colombia or in the areas of our projects generally may disrupt supply chains and discourage qualified individuals from being involved with our operations.

During his presidential campaign, the President of Colombia, Mr. Gustavo Petro expressed his support for the reinstatement of negotiations with ELN. In October 2022, the government of President Gustavo Petro announced the reinstatement of such negotiations. On December 31, 2022, President Gustavo Petro announced a bilateral ceasefire, starting on January 1, 2023 until June 30, 2023, which was extended in August 3, 2023 for 180 days until January 29, 2024 in consideration of current negotiations with illegal armed organizations. In March 2023, the second round of the dialogue between the Colombian Government and the ELN ended. The third round took place in Havana, Cuba and the fourth round was developed in Caracas, Venezuela reaching some partial agreements on the ceasefire and its verification. Furthermore, also in March 2023, President Gustavo Petro announced the start of a peace process with the FARC dissidents, who did not align to the peace agreement signed in 2016. To this date, we may not be able to anticipate the outcome, or consequences of such negotiations, and how they may affect our business.

Moreover, the Latin American region has experienced a wave of protests and violence calling for demanding social reforms to pension and retirement regimes, access to health care, access to education, environmental protection, and taking measures against inequality, among others experienced strikes and other demonstrations relating to political unrest in the region. Such protests also occurred in Colombia, and the Colombian Government has failed to reach an agreement with the leaders of the protests.

All of the above may impact the perception that matters have not improved in Colombia and may hinder our ability to access capital in a timely or cost-effective manner. There can be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt our operations in the future.

A failed implementation of the peace agreements with the FARC may affect Colombia’s security and our operations.

Since the beginning of the negotiations of the peace agreements executed between the Colombian Government and the FARC on November 24, 2016, guerrilla actions against maintenance related activities in our sector have diminished. Nonetheless, the process of implementation entails some risks that may affect our operations in the future, such as the emergence of new criminal structures composed of dissident members of the FARC and the resulting increase in criminal activity, especially in urban areas, new requests for restitution of land stripped during the conflict, areas with high presence of antipersonnel mines, the formation of a new political party composed by ex-guerrilla, along with the emergence of new political forces throughout regions in which we operate, and the strengthening of social pressure groups. In addition, depending on actions of President Petro, the implementation of the peace treaties could produce uncertain political results. Should any of these risks materialize, the development of new projects could be slowed or discontinued, and/or could lead to a scenario of socio-political instability, which may increase demands of social and economic investment to the companies operating in Colombia.

The peace agreement signed with FARC may result in the enactment of new laws and regulations, the impact of which on our operations is unpredictable.

The implementation of the peace agreement with the FARC has required and may continue to require the enactment of new laws and regulations, which may impact our activity in ways we cannot anticipate. Legislation has been enacted in connection with the implementation of the Rural Reform (Reforma Rural Integral) as provided under the peace agreement. Such legislation included the creation of a Land Fund for the Rural Reform (Fondo de Tierras para la Reforma Rural Integral) and set forth certain parameters to grant land to certain benefited populations and which properties are subject to be granted. In addition, the Colombian congress approved laws governing the Special Peace Justice System (Jurisdicción Especial para la Paz), which has been advancing in accordance with the peace agreement. The impact of such new legislation is still unknown, and further regulations may be required for such legislation to be implemented. Also, laws enacted by the Colombian congress may differ from the provisions of the peace agreement and lead to an escalation of criminal and terrorist acts by the FARC or other groups in Colombia. New laws or regulations enacted in connection with the implementation of the peace agreement may impact our activity and may have a negative effect on our financial condition and results of operations and the market price of the Éxito common shares, ADSs and BDRs.

The Colombian Government could seize or expropriate our assets under certain circumstances.

Pursuant to Articles 58 and 59 of the Colombian constitution, the Colombian Government can exercise its eminent domain powers in respect of our assets if any such action is deemed by the Colombian Government to be required in order to protect public interests. Eminent domain powers may be exercised through: (i) an ordinary judicial expropriation proceeding (expropiación judicial), (ii) an administrative expropriation proceeding (expropiación administrativa) or (iii) an expropriation for war reasons (expropiación en caso de guerra). In all cases, we would be entitled to a compensation (indemnización previa) for the expropriated assets. Also, as a general rule, compensation must be paid before the asset is effectively expropriated (except in the case of expropriation for reasons of war, in which case compensation may be quantified and paid later). However, the compensation may be lower than the price for which the expropriated asset could be sold in a free-market sale or the value of the asset as part of an ongoing business. Any seizure or expropriation by the Colombian Government could adversely affect our business, results of operations and financial condition and the market price of the Éxito common shares, ADSs and BDRs.

Work stoppages or strikes could adversely affect our business.

Our employees are affiliated with six labor unions in Colombia. We have conducted successful negotiations with three unions, which have resulted in collective bargaining agreements currently in force. In addition to those collective bargaining agreements, there are two arbitration awards and a collective agreement with non-unionized that have increased our operational costs, as they imply complementary labor payments. Work stoppages or strikes may occur in the future and could adversely affect our operations.

We are subject to new and higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia.

New tax laws and regulations, and uncertainties in the interpretation with respect to existing and future tax policies may affect us. In recent years, the Colombian congress have imposed additional taxes and enacted modifications to existing taxes related to financial transactions, income, value added tax (“VAT”), and taxes on net worth. Changes in tax-related laws and regulations, and interpretations thereof, can create additional tax burdens on us and our businesses by increasing tax rates and fees, creating new taxes, limiting tax deductions, and/or eliminating tax-based incentives and non-taxed income. In addition, tax authorities and competent courts may interpret tax regulations differently than us, which could result in tax litigation and associated costs, interest and penalties in part due to the novelty and complexity of new regulation.

On August 8, 2022, the Ministry of Finance of Colombia submitted a tax reform bill to the Colombian congress proposing several changes to the current Colombian tax regime. The tax reform bill was approved by the Colombian congress on November 17, 2022, and was sanctioned by President Gustavo Petro on December 13, 2022 as Law No. 2277 of 2022. Such measures introduced by the tax reforms became effective as of January 1, 2023. The tax reform includes, among others: (1) a new permanent equity tax applicable to Colombian individuals and non-residents; (2) an increase in the dividend tax rate for local and foreign shareholders (in the case of foreign shareholders the rate increased from 10% to 20%); (3) an increase in the long-term capital gains tax rate, from 10% to 15%; (4) the elimination of specific tax benefits and exemptions such as the rule that exempted the taxing of capital gains from the sale of publicly listed shares (which was applicable to sale of less than 10% of the total shares in circulation, which is limited to 3% of the total shares in circulation as from 2023); (5) an income tax surtax for companies engaged in the extraction of crude oil and coal ranging from 0% to 15% and based on international prices; and (6) the introduction of a minimum tax based on effective tax rate on accounting profits (with adjustments). See “Item 10. Additional Information—E. Taxation——Material Colombian Tax Consequences”.

Risks Relating to the Ownership of Éxito Common Shares, ADSs and BDRs

We cannot assure you that an active trading market will be sustained for the Éxito common shares, Éxito ADSs or Éxito BDRs. The trading volume of the Éxito common shares, ADSs and BDRs may be volatile.

The Éxito common shares are currently listed on the Colombian Stock Exchange, and, since August 23, 2023, the Éxito ADSs and BDRs have been listed on the NYSE and the B3, respectively. The listing of the Éxito common shares, ADSs and BDRs does not guarantee that a liquid market for the Éxito common shares, ADSs or BDRs will be sustained or that we will be able to maintain our listing on the Colombian Stock Exchange, NYSE or the B3. No assurance can be provided as to the demand for or trading price of the Éxito common shares, Éxito ADSs or Éxito BDRs.

The development and continued existence of a market and favorable price for the Éxito common shares, ADSs and BDRs will depend on a number of conditions, including:

●	the risk factors described in this annual report;

●	low float due to a high participation of a controlling share holder;

●	general economic conditions internationally and in Colombia, Uruguay and Argentina specifically, including changes in interest and exchange rates;

●	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

●	our businesses, operations, results and prospects;

●	future mergers and strategic alliances;

●	changes in government regulation, taxes, legal proceedings or other developments;

●	shortfalls in our operating results from levels forecasted by securities analysts;

●	investor sentiment toward the stock of companies in our industry in general;

●	announcements concerning us or our competitors;

●	maintenance of acceptable credit ratings or credit quality; and

●	the general state of the securities markets.

Any of these factors may impair the development or sustainability of a liquid market for the Éxito common shares, ADSs and BDRs and the ability of investors to sell the Éxito common shares, ADSs or BDRs at an attractive price. These factors also could cause the market price and demand for the Éxito common shares, ADSs or BDRs to fluctuate substantially, which may negatively affect the price and liquidity of the Éxito common shares, ADSs and BDRs. Many of these factors and conditions are beyond our or our shareholders’ control.

The volatility and illiquidity of the Colombian securities markets and of our common shares may substantially limit your ability to sell the Éxito common shares underlying the Éxito ADSs and Éxito BDRs at the price and time you desire.

Investing in securities that are traded in emerging markets, including in Colombia, often involves greater risk and are generally considered to be more speculative in nature than investing in securities traded in the securities markets of more developed countries. These investments are subject to certain economic and political risks, including: (1) changes in the regulatory, tax, economic and political environment that may affect the ability of investors to obtain a total or partial return on their investments; and (2) restrictions on foreign investment and return of capital invested.

The Colombian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. Furthermore, the regulations of Colombian Stock Exchange may differ from what foreign investors are accustomed to seeing in other international exchanges. The characteristics of the Colombian securities market may substantially limit the ability of holders of the common shares underlying the Éxito ADSs and Éxito BDRs to sell them at the time and price they desire and, consequently, may adversely affect the market price of our common shares. If a liquid and active trading market is not maintained, the trading price of our common shares may be negatively affected.

Investing in securities trades in Brazil may involve greater risks.

Investing in securities traded in emerging markets such as Brazil often involves greater risk than in other markets where the political and economic scenarios are more stable, and these investments are generally considered more speculative in nature.

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than large international securities markets such as those in the United States. These market characteristics may substantially limit the ability of holders of the Éxito BDRs to sell them at the price and time they wish, and this may adversely affect the market price of the Éxito BDRs. If there is a lack of liquidity on the B3 or if an active trading market is not developed or maintained, the ability of BDR holders to sell the Éxito BDRs at the time and price desired may be substantially limited and the trading price of the Éxito BDRs may be affected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of Éxito common shares, ADSs and BDRs could decline.

The trading market for the Éxito common shares, ADSs and BDRs depends in part on the research and reports that securities or industry analysts publish about us or our businesses. In the event that additional securities or industry analysts do not initiate coverage or if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of the Éxito common shares, ADSs and BDRs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Éxito common shares, ADSs and BDRs could decrease, which might cause the price and trading volume of the Éxito common shares, ADSs and BDRs to decline.

Future sales, or the perception of future sales, of substantial amounts of the Éxito common shares on the BVC, the Éxito ADSs on the NYSE or the Éxito BDRs on the B3, or the anticipation of these sales, could adversely affect the market price of the Éxito common shares, ADSs and BDRs prevailing from time to time or their liquidity and could impair our ability to raise capital through the sale of equity securities.

The market price of the Éxito common shares, ADSs and BDRs could decline significantly as a result of sales (or anticipated sales), of a large number of shares of the Éxito common shares, ADSs or BDRs. The perception that these sales might occur could depress the market price of the Éxito common shares, ADSs or BDRs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We may need to raise additional funds to finance our future capital needs, which may dilute the value of the Éxito common shares, ADSs and BDRs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of the Éxito common shares, ADSs and BDRs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to the Éxito common shares, ADSs and BDRs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Your right to participate in any future offerings may be limited, which may result in the dilution of your interest in our capital stock.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In particular, holders of our common shares, including our common shares underlying the Éxito ADSs benefit from certain preemptive rights in connection with future issuances by us of our common shares or securities convertible into our common shares. Holders of our common shares, including in the form of ADSs, will be unable to exercise the preemptive rights relating to our common shares unless a registration statement under the Securities Act is effective with respect to those preemptive rights or an exemption from registration requirement under the Securities Act is otherwise available.

In addition, under the Éxito ADS Deposit Agreement, the Éxito ADS Depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to holders of Éxito ADSs are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act.

Also, even if Éxito can make the rights available to you directly in Colombia, these rights would require you to open a brokerage account with a local broker and to comply with certain procedures of investment registration before the Colombian Central Bank.

Accordingly, you may be unable to participate in our rights offerings or additional offerings of our common shares in the future and may experience dilution in your holdings.

We may issue new securities to satisfy any options to be granted under a stock option program, which may result in the dilution of your interest in our capital stock.

We may approve a stock option plan in the future, under which options would be granted to our directors and officers. Beneficiaries of any such options may decide to exercise their rights, which may dilute our investors’ interest in our capital stock, since these options would be calculated without taking into account expectations of our market value.

We are required to comply with various rules and regulations as a public company listed on the Colombian Stock Exchange, the NYSE and the B3.

As a public company listed in Colombia, the United States and Brazil, we are subject to various corporate governance and compliance rules and regulations. Accordingly, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including setting forth rules regarding corporate governance practices. For example, Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. We currently test our internal control over financial reporting on a regular basis. Effectively designing, implementing, operating and testing our internal controls as a standalone entity may require our management and other personnel to devote a substantial amount of time to comply with these requirements and also increase our legal and financial compliance costs. Compliance with Section 404 of Sarbanes-Oxley as a standalone entity will require a substantial accounting expense and significant management efforts. Our controls could not be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements. For more information about internal control over financing reporting see “Item 5. Operating And Financial Review And Prospects — A. Operating Results - Internal Controls over Financial Reporting” and “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting”.

Furthermore, the listing of our securities on the BVC, the NYSE and the B3 require us to comply with the listing, reporting and other regulations for each exchange. Compliance with two sets of regulations, which may have different standards and requirements, require more time and effort from management.

The Éxito BDR Depositary will not be held responsible if it considers it illegal or incompatible with Brazilian law to extend rights or any other prerogatives to any BDR holder. Éxito has no obligation to register BDRs, shares, rights or other securities under Brazilian law, other than to register any BDR offering, the BDR Program and the Company with the CVM and the B3.

Holders of Éxito ADSs may upon payment of certain applicable fees, charges and taxes in accordance with the Éxito ADS Deposit Agreement, cancel their Éxito ADSs and receive the underlying Éxito common shares in Colombia. In addition, such Éxito common shares may be further deposited with the Éxito BDR Depositary, who will issue Éxito BDRs in Brazil in accordance with the Éxito BDR Deposit Agreement, as further described under “Description of American Depositary Shares and Brazilian Depositary Receipts—Description of Brazilian Depositary Receipts.”

Under the Éxito BDR Deposit Agreement, holders of Éxito BDRs are not offered rights or any other prerogatives that are illegal under applicable Brazilian law or whose distribution to holders of Éxito BDRs is impractical. Although it is not possible to determine in advance all the situations that could be considered illegal or with impractical distribution, should the illegality or impossibility be verified in a particular case, which could involve, for example, a payment of proceeds using resources originating from prohibited or illicit activities, a subscription for new securities issued by us that would require a public offering in Brazil, the registration for which has not been obtained, or, furthermore, a situation that cannot be made due to operational limitations in the B3, the investor may not receive such payments or be prevented from exercising the rights arising from such transactions.

You may not receive any dividends. In addition, the distribution of available dividends to ADS holders may be subject to foreign exchange restrictions.

According to Colombian law, we must pay our shareholders, unless otherwise decided by a plural number of shareholders representing at least seventy-eight percent (78%) of the shares represented in the meeting, at least fifty percent (50%) of the net income after the payment of the due withholdings. The minimum distribution percentage may be increased to seventy percent (70%) if the amount of the legal reserves exceeds the value of the share capital. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by Colombian corporate law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition, and the shareholders approve retaining all profits with the favorable vote of a plural number of shareholders representing at least seventy-eight percent (78%) of the shares represented in the meeting.

In addition, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Colombian Central Bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us, the Éxito ADS Custodian, or the Éxito ADS Depositary from remitting or converting Colombian Pesos to U.S. dollars would impair the possibility of converting payments to U.S. dollars for purposes of payment of dividends to ADS holders.

Holders of Éxito ADSs and BDRs are not entitled to attend shareholders’ meetings and may only vote through the Éxito ADS Depositary or the Éxito BDR Depositary, in accordance with Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs, as the case may be.

Under Colombian law, only shareholders registered in Éxito’s corporate books may attend shareholders’ meetings. The common shares underlying the Éxito ADSs and Éxito BDRs are registered in the name of the Éxito ADS Depositary and the Éxito BDR Depositary, respectively, and consequently, holders of Éxito ADSs and Éxito BDRs are not entitled to attend the Éxito Group’s shareholders’ meetings. The voting rights of holders of Éxito ADSs and Éxito BDRs may be exercised only in accordance with the Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs, as the case may be. Therefore, there are practical limitations upon the ability of holders of Éxito ADSs or Éxito BDRs to exercise their voting rights due to the additional steps involved in communicating with holders of Éxito ADSs and Éxito BDRs.

To the extent that holders of Éxito common shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or by appointing a proxy to attend the meeting and vote such holder’s shares. By contrast, holders of Éxito ADSs will receive notice of a shareholders’ meeting by mail from the Éxito ADS Depositary and, in the case of Éxito BDRs, the notice of the shareholders’ meeting will be published on CVM´s system and on Éxito´s investor relations website. To exercise their voting rights, holders of Éxito ADSs and Éxito BDRs must instruct the Éxito ADS Depositary and the Éxito BDR Depositary, as the case may be, on a timely basis and according to the procedures informed by Éxito and subject to the terms of the applicable deposit agreement. This voting process may take longer for holders of Éxito ADSs and Éxito BDRs than for holders of Éxito common shares. If the Éxito ADS Depositary fails to receive timely voting instructions for all or part of the Éxito ADSs, the Éxito ADS Depositary will not vote the Éxito common shares underlying the Exito ADSs for which it did not receive timely instructions, however it may cause the common shares underlying the ADS to be counted for purposes of establishing a quorum at a meeting of shareholders, subject to the terms of the Éxito ADS Deposit Agreement. If the Éxito BDR Depositary fails to receive timely voting instructions for all or part of the Éxito BDRs, the Éxito BDR Depositary may not exercise the voting rights, although it may use at the request of Éxito and if allowed by CVM, all shares representing the Éxito BDRs (whether or not voting instructions have been received in respect of such BDRs) for the sole purpose of establishing quorum at a meeting of shareholders, as far as permitted under the applicable regulations.

Éxito ADSs that are subject to restrictions on transfer under U.S. securities laws, which will include Éxito ADSs that are issued to holders who are “affiliates” (as defined in Rule 144 of the Securities Act) of the Company, will be issued in restricted form and subject to a separate restricted issuance agreement by and between the Company, the Éxito ADS Depositary and holders and beneficial owners of restricted Éxito ADSs from time to time, which provides that, subject to the terms and conditions of the restricted issuance agreement, holders of restricted Éxito ADSs may either request the Éxito ADS Depositary to appoint the holder as its proxy to attend the shareholders’ meeting and vote the common shares represented by the holder’s restricted Éxito ADSs directly or provide voting instructions to the Éxito ADS Depositary.

We cannot assure you that holders of Éxito ADSs or Éxito BDRs will receive the voting materials in time to ensure that such holders can send their voting instructions to the Éxito ADS Depositary or the Éxito BDR Depositary, as the case may be, or, with respect to holders of restricted Éxito ADSs only, timely request that such holder be granted a proxy to attend the shareholders’ meeting to vote the Éxito common shares underlying the holder’s restricted ADRs directly. In addition, the Éxito ADS Depositary, the Éxito BDR Depositary and their respective agents are not responsible for failing to carry out voting instructions of the holders of Éxito ADSs or Éxito BDRs, as the case may be, for the manner of carrying out those voting instructions or for failing to grant a proxy to restricted ADR holders to attend and vote at shareholders’ meetings. Accordingly, holders of Éxito ADSs (including those held in restricted form) or Éxito BDRs may not be able to exercise voting rights, and they will have no recourse if their votes are not counted as requested.

Holders of Éxito ADSs and BDRs may not be able to participate in tender offers in Colombia.

Holders of Éxito common shares may be entitled to participate in tender offers in Colombia. We cannot assure that holders of Éxito ADSs or Éxito BDRs will be able to participate in the tender offers, as it would require them, among others, to receive notice of such corporate events and convert the ADSs or BDRs in Éxito common shares in the time provided for under applicable Colombian regulations, in accordance with the procedures defined in the Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs, as the case may be. Furthermore, the exercise of such rights may require holders of ADSs or BDRs to open a brokerage account in Colombia and to comply with certain registration requirements, including the registration of the investment before the Colombian Central Bank.

We and the Éxito ADS Depositary are entitled to amend the Éxito ADS Deposit Agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the Éxito ADS Deposit Agreement, without the consent of the ADS holders.

We and the Éxito ADS Depositary are entitled to amend the Éxito ADS Deposit Agreement and to change the rights of the ADS holders under the terms of such agreement, without the consent of the ADS holders. We and the Éxito ADS Depositary may agree to amend the Éxito ADS Deposit Agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the Éxito ADS Depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no consent of the ADS holders is required under the Éxito ADS Deposit Agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is to be terminated, ADS holders will receive at least 30 days’ prior notice, but no consent is required from them. In the event that we decide to make an amendment to the Éxito ADS Deposit Agreement that is disadvantageous to ADS holders or terminate the Éxito ADS Deposit Agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of our underlying common shares, but will have no right to any compensation whatsoever.

We may, in accordance with the Brazilian legislation, modify the Éxito BDR Deposit Agreement in relation to the Éxito BDRs and the rights of the holders of Éxito BDRs through an agreement with the Éxito BDR Depositary and without the consent of the holders of BDRs.

We may, under Brazilian law, alter the Éxito BDR Deposit Agreement and the rights of BDR holders by means of an agreement with the Éxito BDR Depositary and without the consent of Éxito BDR holders. In this case, even if the alteration or change is materially adverse to the rights of Éxito BDR holders, Éxito BDR holders may not challenge this alteration.

The Éxito ADS Deposit Agreement provides, subject to limited exceptions, that the United States District Court for the Southern District of New York will be the sole and exclusive forum for certain claims brought by Éxito ADSs holders under the Éxito ADS Deposit Agreement, which may discourage claims.

The Éxito ADS Deposit Agreement will provide that holders of Éxito ADSs irrevocably agree that any legal suit, action or proceeding against or involving us or the Éxito ADS Depositary brought by Éxito ADS holders arising out of or based upon the Éxito ADS Deposit Agreement, the Éxito ADSs or the transactions contemplated thereby, including, without limitation, claims under the Securities Act or the Exchange Act, may be only instituted in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).

While this exclusive forum provision does not restrict the ability of Éxito ADS holders to bring claims, including claims under U.S. federal securities laws, it may increase litigation costs or limit their ability to bring a claim in the judicial forum that they find favorable, which may discourage the filing of claims under the Éxito ADS Deposit Agreement against us or the Éxito ADS Depositary.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce the exclusive forum provision of the Éxito ADS Deposit Agreement. In light of this uncertainty, investors bringing a claim may face certain additional risks, including increased costs and uncertainty of litigation outcomes. If a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Holders of Éxito ADSs may not be entitled to a jury trial with respect to claims arising under the Éxito ADS Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The Éxito ADS Deposit Agreement will provide that holders of Éxito ADSs irrevocably waive, to the fullest extent permitted by applicable law, the right to a jury trial with respect to any claim that they may have against us or the Éxito ADS Depositary arising out of or relating to the Éxito common shares, the Éxito ADSs or the Éxito ADS Deposit Agreement, including any claim under the U.S. federal securities laws.

If we or the Éxito ADS Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court and, therefore, there is uncertainty as to whether a court would enforce a contractual pre-dispute jury trial waiver provision. If a court were to find the waiver of jury trial provision of the Éxito ADS Deposit Agreement unenforceable, we may incur additional costs associated with resolving such matter, which could adversely affect our business and financial condition. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the state of New York, which govern the Éxito ADS Deposit Agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the Éxito ADS Deposit Agreement with respect to any legal suit, action or proceeding brought by the holders of Éxito ADSs against or involving us or the Éxito ADS Depositary. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Éxito ADS Deposit Agreement and the Éxito ADSs. It is advisable that you consult your legal counsel regarding the jury waiver provision before becoming a holder of Éxito ADSs.

If you or any other holders or beneficial owners of Éxito ADSs bring a claim against us or the Éxito ADS Depositary in connection with matters arising under the Éxito ADS Deposit Agreement or the Éxito ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of increasing litigation costs or otherwise limiting or discouraging lawsuits against us or the Éxito ADS Depositary. If a lawsuit is brought against us or the Éxito ADS Depositary under the Éxito ADS Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Éxito ADS Deposit Agreement with a jury trial. No condition, stipulation or provision of the Éxito ADS Deposit Agreement or the Éxito ADSs serves as a waiver by any holder or beneficial owner of Éxito ADSs or by us or the Éxito ADS Depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, holders of Éxito ADSs do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.

The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Grupo Calleja controls a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors.

Accordingly, our ADS holders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our common shares, including common shares underlying the Éxito ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Colombian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

It may be difficult or impossible to enforce judgments of courts of the United States and other jurisdictions against us or any of their directors, officers and controlling persons.

We are organized under the laws of Colombia. As of December 31, 2023, most of our directors and executive officers resided in Colombia. Furthermore, most of our assets are located in Colombia. As such, it may be difficult or impossible for you to effect service of process on, or to enforce judgments of U.S. courts against us and/or against our directors and officers based on the civil liability provisions of the U.S. federal securities laws.

Colombia and the United States are parties of the Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, commonly referred to as the Hague Service Convention (the “Convention”). In order to effect service of process within the United States upon us, the rules of the Convention must be followed. Such rules establish the following mechanisms to transmit a judicial document for service abroad: (i) a formal request conforming to the model of the Convention, (ii) directly through its diplomatic or consular agents, or (iii) alternative methods, such as postal channels or directly through judicial officers, officials or other competent persons of the country of destination.

Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as exequatur. Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements set out in Articles 605 through 607 of Law No. 1564 of 2012, also known as the Colombian General Code of Procedure (Código General del Proceso), which provides that the foreign judgment will be enforced if certain conditions are met.

Investors that elect to cancel their Éxito ADSs and deposit the underlying Éxito common shares to form Éxito BDRs may encounter more difficulties in protecting their interests than a shareholder of a corporation in Brazil, particularly since Brazilian Corporation Law does not apply to us.

Holders of Éxito ADSs, may upon payment of certain applicable fees, charges and taxes in accordance with the Éxito ADS Deposit Agreement, cancel their Éxito ADSs and receive the underlying Éxito common shares in Colombia. In addition, such Éxito common shares may be further deposited with the Éxito BDR Depositary, who will issue Éxito BDRs in Brazil in accordance with the Éxito BDR Deposit Agreement, as further described under “Description of American Depositary Shares and Brazilian Depositary Receipts—Description of Brazilian Depositary Receipts.”

Éxito’s business is governed by its bylaws, as well as other applicable laws and regulations, including certain securities laws of Colombia, the United States and regulations of the Colombian Stock Exchange and NYSE, where Éxito’s securities are currently listed for trading. The rights of Éxito’s shareholders and the responsibilities of its directors and executive officers under the laws of Colombia are different from those applicable to a company incorporated in Brazil. Éxito’s bylaws provide for provisions different from those of Brazilian law, and the Brazilian Corporation Law does not apply to Éxito. Accordingly, capital increases, rights and obligations of shareholders, including voting rights, the right to withdraw from the company, preemptive rights, dividend distributions, attendance at general meetings, the election of members of management, conflicts of interest, among others, are governed by the laws and regulations of Colombia, which differ from Brazilian corporate legislation and regulations.

The rights of shareholders to take legal action against Éxito’s directors, the actions of minority shareholders and the fiduciary responsibilities of Éxito’s directors under the laws of Colombia are largely governed by the Colombian Commercial Code of 1971. As a result, holders of Éxito’s BDRs may find it more difficult to protect their interests by taking action against Éxito, Éxito’s management or principal shareholders than they would have as shareholders of a Brazilian company incorporated in Brazil and whose managers, directors and/or principal shareholders are also located in Brazil.

For this reason, to the extent that investors shall elect to hold their investment in the form of BDRs, subject to rights and obligations set forth in Éxito BDR Deposit Agreement, holders of Éxito BDRs may find it more difficult to protect their interests with respect to actions taken by directors and officers of Éxito and its principal shareholders than they would have as shareholders of a Brazilian company.

In addition, it may be difficult to obtain or enforce judgments against Éxito, its directors and officers in Brazil. Éxito is headquartered in Colombia and most of its assets are located outside Brazil. In addition, most of its directors and executive officers reside outside Brazil. As a result, it may be difficult to effect delivery of judicial notices within Brazil to such persons or to enforce judgments outside Brazil obtained against Éxito or such persons in Brazilian courts, including judgments in actions based on violations of securities laws and regulations. It may be more complicated or difficult for a Brazilian investor to bring an action in a court outside Brazil against Éxito or these persons based on violations of Brazilian securities laws and regulations than it would be if Éxito were Brazilian.

The requirements associated with being a foreign issuer of BDRs in Brazil will require significant resources from us and attention from our management.

As a foreign issuer in Brazil, we are subject to certain rules under the laws and regulations applicable to publicly traded companies in Brazil, including rules and regulations issued by the CVM and the B3. These rules and regulations may increase our legal, accounting and financial compliance costs and may make certain activities more time-consuming and expensive. For example, as a foreign issuer of BDRs in Brazil, we are required to appoint a legal representative in Brazil, prepare and annually disclose certain forms, as well as disclose a Portuguese-language version of all material information disclosed by us in Colombia and in the United States, including financial statements, material facts and other filings. Any new rules and regulations relating to disclosure, reporting, financial controls and corporate governance that are adopted by the CVM, B3 or other regulatory or self-regulatory bodies may result in a significant increase in our costs, which could adversely affect our business, financial condition and results of operations. Existing and any new obligations will also require substantial attention from our management and may divert management’s attention from our business. Such cost increases and detour of management’s attention could materially and adversely affect our business, financial condition and results of operations.

We may decide to withdraw the Éxito BDRs from the B3.

We may decide to withdraw the Éxito BDRs from the B3. Voluntary discontinuance of the BDR program will depend, among other obligations, on compliance with the procedures for eventual discontinuance of the program established by the B3 in its Issuer Manual. Unlike the deregistration of Brazilian public companies for trading in regulated securities markets, there is currently no requirement for a tender offer as a condition for the discontinuation of the BDR program. Thus, holders of the Éxito BDRs will not be able to prevent us from cancelling our registration with the CVM and withdrawing the Éxito BDRs from the B3.

We may decide to delist the Éxito ADSs from the NYSE.

We may decide to voluntarily delist the ADSs from the NYSE. Voluntary delisting of the ADS program would depend on, among other obligations, compliance with the procedures for eventual delisting of the program established by the NYSE in its Delisting Regulations. If delisting occurs, we may also deregister the ADSs with the SEC and seek to suspend or terminate our reporting obligations.  In order to deregister with the SEC, among other things, at the time of deregistration (i) the Company must have maintained a listing of the ADSs for at least 12 months, (ii) the Company must have had a reporting obligation under the Exchange Act for at least 12 months and have filed at least one annual report and (ii) the ADSs must represent less than 5% of the overall (BVC, B3 and NYSE) average trading volume of the Company’s common shares over the 12-month period.

Our controlling shareholder may influence us and may have a strategic view for our development that differs from that of our minority shareholders.

Grupo Calleja, our controlling shareholder, owns a beneficial interest of 86.84% of our share capital as of the date of this filing. Grupo Calleja has the power to determine the outcome of all material matters that require a simple majority of shareholders’ votes, such as the election of most of the seats on our board, and, subject to contractual and legal restrictions, the adoption of our dividend policy, as well as all material matters that require the approval of two-thirds of the shareholders’ votes. Grupo Calleja also exercises significant influence over our business strategy and operations. However, in some cases, its interests may differ from those of our minority shareholders. Certain conflicts of interest affecting Grupo Calleja in these matters may be resolved in a manner that is different from the interests of our company or our minority shareholders.

Following the tender offer by Cama, our public float has been reduced and has negatively affected the liquidity and market for our shares, BDRs and ADSs.

Following the tender offer by Cama, the number of shares of our common stock, BDRs and ADSs remaining in public circulation decreased and resulted in less liquidity and a less active public trading market for our shares, BDRs and ADSs. The low liquidity of the markets for our shares, BDRs and ADSs may impair shareholders’ ability to sell their shares or holders of BDRs or ADSs to sell their BDRs or ADSs or the underlying shares of our common stock in the public markets in the amount and at the desired price and time, which could unfavorably affect the price of our common stock, BDRs and ADSs.

The current B3 rules do not allow foreign companies, such as Éxito, to adhere to the B3’s special listing segments and, therefore, holders of the Éxito BDRs may not benefit from corporate governance practices that must be adopted by companies that are part of B3’s special listing segments.

Éxito is registered in Colombia and therefore cannot adhere to the current special listing segments of the B3. For this reason, investors in Éxito may be assured less protection than those guaranteed to investors in companies listed on the special listing segments of the B3, which are required to adopt corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian laws and regulations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Éxito ADSs.

A non-U.S. corporation generally will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and net gains from commodities and securities transactions.

Based upon the composition of our gross income and gross assets, the market value of our assets and the nature of our business, we do not believe that we were treated as a PFIC for the taxable year ending on December 31, 2023 and do not expect to be treated as a PFIC for the taxable year ending on December 31, 2024. However, a company’s PFIC status is a factual determination that is made on an annual basis and depends on the composition of a company’s income and assets and, in general, the market value of its assets from time to time. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.” and “— Material Colombian Tax Consequences”) owned our common shares or our Éxito ADSs, such U.S. Holder could be subject to significant adverse tax consequences, including increased tax liability on gains from dispositions of our common shares or Éxito ADSs and certain distributions on our common shares or Éxito ADSs and a requirement to file annual reports with the Internal Revenue Service. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.” and “— Material Colombian Tax Consequences” for more information. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in our common shares or our Éxito ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General Corporate Information

Almacenes Éxito S.A. is a (sociedad anónima) domiciled in Envigado, Colombia and operates under Colombian laws and regulations. Éxito was incorporated under the laws of Colombia on March 24, 1950. The life span of Éxito continues until December 31, 2150. Éxito’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Éxito’s principal place of business is at Carrera 48 No. 32B Sur – 139, Envigado, Colombia. The telephone number at this address is +(57) 604 9696. Our corporate website address https://www.grupoexito.com.co/en. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website address as inactive textual reference only.

History

Éxito was founded in 1949 when its founder, Gustavo Toro Quintero, opened a 16 m2 store in downtown Medellín, Colombia, that sold textiles and bedsheets. In 1970, we opened the first Éxito store with 8,556 m2. In 1972, we complemented our apparel and textiles with groceries, becoming the first company in Colombia to offer different types of products under the same roof under a hypermarket format. In 1975, Almacenes Éxito S.A. was established as a corporation and by 1989, we totaled three stores in Medellín and opened our first store in Bogotá. In 1994, the Company issued shares and was listed on the Colombian Stock Exchange.

In 1999, the Casino Group, a French retailer, acquired 25% of our shares and we began our expansion plan through local acquisitions that led to our position as the largest retail company in Colombia. In 2001, we merged with Cadenalco, which owned the Pomona and Ley stores, the later one the oldest operating supermarket in the country. In November 2005, we entered an alliance with Sufinanciamiento, which developed to Tuya, a consumer financial institution co-owned by us and Bancolombia S.A. (“Bancolombia”), the largest commercial bank in Colombia in terms of assets, according to the SFC, that currently has over 2.8 million active credit cards.

During 2007 three important corporate events occurred:

(1)	between February and May 2007, we acquired approximately 77% share of Carulla Vivero, the second largest retailer in Colombia founded in 1905;

(2)	the Casino Group acquired a majority stake in Almacenes Éxito S.A.; and

(3)	Éxito offered 50 million Restricted GDSs to qualified institutional buyers under Rule 144A in the USA and Regulation S in Europe, successfully entering the international capital markets.

By 2008, we completed the operational integration with Carulla Vivero and in 2009, Éxito purchased all outstanding preferred shares, which gave us over 99% ownership of Carulla Vivero, and in 2010, we acquired all remaining outstanding shares and received full approval by Colombian regulators to finalize the merger.

In 2008, we entered into partnerships with Suramericana and Avianca to offer insurance and travel services, respectively. Our low-cost format Surtimax and the direct operation of Éxito gas stations also began to operate during 2008.

In 2009, we signed a business collaboration agreement with Caja de Compensación Familiar (“CAFAM”), the owner of several supermarkets in Colombia, to operate their existing supermarkets under the Éxito brand, taking advantage of our knowledge and strength in operating hypermarkets and supermarkets and CAFAM’s experience in operating pharmacies.

During 2010, we received antitrust approval from the Superintendency of Industry and Commerce for: (1) the integration of the former 31 CAFAM stores, and (ii) the merger with Carulla Vivero after the acquisition of the remaining 22.5% stake in Carulla Vivero. In this same year we issued common shares in the local market.

In 2011, a share purchase agreement was signed with Casino to acquire its stake in Disco Group and Devoto, leading food retailer in Uruguay, for US$ 746 million. These companies operated at the time 53 stores in Uruguay, under the Géant, Disco and Devoto brands.

In 2012, Éxito opened its first shopping center under its “VIVA” brand, developed in alliance with a leading construction firm Arquitectura & Concreto.

In July 2013, we entered into an agreement to modify and partially terminate the collaboration agreement with CAFAM to acquire 29 stores that we had been operating since 2010 for COP 82,400 million. During the same year, we launched Móvil Éxito, a new business as an MVNO (“Mobile Virtual Network Operator”) in alliance with Tigo, mobile network carrier in Colombia and incorporated Éxito Viajes y Turismo S.A.S. for tourism and travel services.

In April 2015, we acquired 29 stores of the “SuperInter” banner. In July 2015, we acquired Libertad S.A. in Argentina and 50.0% of the voting rights of CBD from Casino Group. This was equivalent to 18.8% of the economic rights in CBD.

On September 23, 2016, we signed an agreement with Fondo Inmobiliario Colombia (“FIC”) to capitalize the real estate business, through Viva Malls for approximately COP 770,000 million. We currently hold 51% of the trust while FIC holds the remaining 49%.

In April 2017, we executed an agreement with Bancolombia to create Puntos Colombia, with the purpose of strengthening our loyalty program in Colombia. We also entered an alliance with Rappi, a Colombian last mile leader, to strengthen our omnichannel strategy and optimize delivery times.

On September 13, 2019, Sendas Distribuidora S.A., or Sendas, a wholly-owned subsidiary of CBD at the time, launched an all-cash tender offer for up to 100% of our common shares at a price of COP 18,000 per share. Concurrently with the tender offer, Casino and Sendas entered into a pre-arrangement by which Casino committed to sell its 55.3% equity interest in Éxito to Sendas. On November 27, 2019, shareholders representing 96.57% of our equity interest accepted the all-cash tender offer. On December 1, 2019, CBD began to consolidate our results.

On December 31, 2020, our controlling shareholder completed a corporate reorganization pursuant to which Sendas transferred its 96.57% equity interest in Éxito to CBD. On March 12, 2021, CBD transferred a 5% equity interest in Éxito to its wholly-owned subsidiary, GPA2.

In August 2023, we completed the Spin-Off in which CBD distributed 86.26% of the issued and outstanding Éxito common shares in the form of ADRs and BDRs to increase liquidity and market visibility. Following the Spin-Off, we stopped being a subsidiary of CBD; immediately after the completion of these transaction CBD (and its subsidiaries) and Casino Guichard Perrachon S.A (and its subsidiaries, excluding CBD) held approximately 13.26% and 34.05% of our issued and outstanding share capital, respectively.

In January 25, 2024, Cama bought an aggregate of 86.84% of Éxito’s outstanding share capital through a concurrent offer in the Republic of Colombia, the buyer offered to purchase all of the issued and outstanding Éxito common shares (including Éxito common shares represented by BDRs, each representing four Éxito common shares) wherever located, including Éxito common shares held by U.S. holders, at the same purchase price of US$0.9053 per Éxito common share, payable in U.S. dollars or Colombian pesos, in each case without interest and less any applicable withholding taxes and brokerage fees and commissions. The tender offers in both Colombia and U.S. was made pursuant to a pre-agreement among Cama and the Selling Shareholders. The Selling Shareholders agreed to tender and not withdraw all of their Éxito common shares, ADSs and BDRs which represented, in aggregate, 47.36% of the outstanding Éxito common shares.

Stock Split

On October 25, 2022, our general shareholders’ meeting approved a one-to-three split of our common shares. This amendment in the nominal price per common share resulted in a three-times increase in our outstanding common shares and a three-times decrease in the nominal and market price per common share. The outstanding common shares of Éxito before the split were 432,621,453 and the resulting common shares after the split totaled 1,297,864,359 with a nominal price of COP3.33.

Approval of Colombian Holding Companies Regime

Pursuant to article 894 of the Colombian Tax Code, income taxpayers must notify the tax authority that they meet the requirements to apply the Colombian Holding Companies (“CHC”) regime. The CHC regime is optional for taxpayers and those who meet the requirements will have, among other things, the benefit of treating dividends from foreign operations as exempt income.

In November 2020, we applied to the tax authority for validation of the requirements for compliance, which were approved in February 2022. As a result, in 2021 we treated the dividends from our foreign operations as taxable income and recognized a tax credit for taxes paid abroad.

This tax credit can be used in the year in which the dividends from our foreign operations are due and in the following four years, without the amount of the credit exceeding the tax paid for such dividends in Colombia. We estimate that we will obtain sufficient taxable income to use the entire credit. For tax purposes, we consider how we expect our investments to be recovered for purposes of measuring deferred taxes.

Recent Developments

Changes to our Board of Directors

On March 21, 2024, Éxito shareholders appointed a new board of directors comprising seven members, three of whom are independent directors. Below is a table detailing the names, ages, and positions of the board members.

Name	Age(1)	Position
Miguel Fernando Dueñas	46	Independent Member
Francisco José Fermán Gómez	39	Independent Member
Oscar Samour Santillana	40	Independent Member
Francisco Javier Calleja	79	Non-Independent Member (Chairman)
Juan Carlos Calleja	47	Non-Independent Member
David Alberto Cahen	54	Non-Independent Member
Alberto José Corpeño	46	Non-Independent Member

The following is a brief summary of the business experience of our directors.

Miguel Fernando Dueñas: Miguel Fernando Dueñas has served as member of our board since March 2024. He is a member to the board of director´s audit and risks committee. Mr. Dueñas has a degree in Finance and International Business from Georgetown University and an MBA from Columbia Business School. In 2005 he served as member of the board of directors in Dimension Capital, where he was appointed as CEO and Managing Partner in 2009. Before joining Dimension Capital, he founded GD Capital Partners, an asset management firm. Mr. Dueñas also worked at the investment team at Rhone Capital, a private equity firm based on New York. He currently holds positions on investment committees, advisory boards and boards of directors of several investment funds and multinational corporations.

Francisco José Fermán: Fracisco José Fermán has served as member of our board since March 2024. He is a member to the board of director´s audit and risks committee. Mr. Fermán has a degree in Law from the Higher School of Economics and Business in El Salvador. He has been a member of the boards of directors of Salvadorean companies such as La Casa del Repuesto, S.A. de C.V.; The Talent Nest, S.A. De C.V, and Punta Del Sol, S.A. de C.V. He currently works as lawyer and notary in Fermán & Fermán Abogados in El Salvador.

Óscar Samour: Óscar Samour has served as member of our board of directors since March 2024. He is a member to the board of director´s audit and risks committee. Mr. Samour is a lawyer and holds a Master in conflict resolution from Pepperdine School of Law. He has served as member of the Latin-American Committee of International Banking Law of the Bar Association. Mr. Samour has more than 18 years of experience in banking & finance, merge & acquisitions, and conflict resolution, he has experience in international transactions and has led some of the biggest transactions that have taken place in El Salvador. He is currently the president of the board of directors of the British-Salvadorean Chamber of Commerce, and partner of Consortium Legal at El Salvador.

Francisco Javier Calleja: Francisco Calleja has served as a member of our board of directors since March 2024. He has a degree in Industrial Engineering from the University of Bilbao. He has served as president of Asociación de Supermercados de Centroamérica y Panamá, president of the Central America Communications, President of the board of directors of Banco de Crédito Popular, president of the Salvadorean Banking Association, president of the National Association of Private Firms from El Salvador, Director of the Salvadorean Association of Industrials, Vice-president of the INCAE Business School in El Salvador, and Secretary Director of the board of directors of TELECOM. During his career, he has obtained several recognitions, including the “Palma de Oro”, recognition delivered by the Salvadorean Chamber of Commerce and Industrials, an honorary doctorate delivered by the Doctor José Matías Delgado University. He currently is president and founder of the Calleja Group, our controlling shareholder.

Juan Carlos Calleja: Juan Carlos Calleja has served as a member of our board of directors since March 2024. He has a degree in Liberal Arts from the Middlebury College and an MBA from New York University. He has served as member of the Asociación de Supermercados de Centroamérica y Panamá, member of the National Education Council, member of the board of directors of the Organización de Presidentes Jóvenes, and member of the board of directors of the Salvadorean Foundation for the Economic and Social Development. He is actually member of the board of directors of Calleja Group and president of the Calleja Foundation.

David Alberto Cahen: David Alberto Cahen has served as a member of our board of directors since March 2024. He has a Degree in Economics from Paris-Sorbonne University and an MBA from the Thunderbird School of Global Management. He has served as Executive President at Industrias Merlet in El Salvador, Vice-president of Marketing of Food Division at Unilever, General Manager at Kimberly-Clark, Commercial Manager at CIMER S.A., and Marketing Manager at British American Tobacco. He is currently the Executive Director of Calleja Group with more than 20 years of international experience in consumer-based companies.

Alberto José Corpeño: Alberto José Corpeño has served as a member of our board of directors since March 2024. He has a degree in Business Administration from Doctor José Matías Delgado University in El Salvador. He has 23 years of experience in the commercial area of Super Selectos, and currently works as Category Director at Super Selectos.

Changes in Senior Management

On March 21, 2024, our board of directors approved a change in our management and leadership structure in which Juan Carlos Calleja was appointed as our CEO replacing Carlos Mario Giraldo who was appointed as Éxito’s General Manager for Colombia.

Changes to our Board Committees

On March 21, 2024, the General Shareholders’ Assembly approved bylaws amendments, which included an amendment to articles 36 and 61 in order to provide greater clarity, and in compliance with the provisions of Law 964 of 2005 and other regulations applicable to the Company, it clarified that the Board of Directors may create committees to support management, and as a minimum, the board will have the support of an Audit and Risk Committee.

After the General Shareholders’ Meeting, at a meeting held on March 21, 2024, the Board of Directors decided to eliminate the following board committees: (1) Appointments, Remuneration and Corporate Governance Committee, (2) Business and Investment Committee, (3) Financial Committee and (4) Sustainability Committee. Following the General Shareholders’ Assembly, the Audit and Risk committee are solely comprised of independent directors: Miguel Fernando Dueñas, Francisco José Fermán and Óscar Samour Santillana. All of them are financial literates and Mr. Dueñas is the financial expert.

Changes to our Bylaws

On March 21, 2024 the General Shareholders’ Assembly approved amendments to articles 31, 32, 33, 34, 35, and 36 of the bylaws, as summarized below that are summarized below:

Article 31°: In compliance with the provisions of Article 44 of Law 964 of 2005, the number of members of the Board of Directors was reduced to seven (7).

Regarding the number of independent members of the Board of Directors and the criteria of independence for their election, it was established that the Company shall determine them in accordance with the regulations applicable to the Company. The CEO of the Company may be a member of the Board by virtue of election by the General Shareholders’ Assembly

Article 32°: Included wording for the purpose of ensuring that the lists of candidates for election as members of the Board of Directors comply with the minimums established in the regulations applicable to the Company.

Article 33°: Established that the of the Chairman of the Board of Directors may be an independent or non-independent member.

Article 34°: The minimum number of meetings that the Board of Directors will have to hold during the year was reduced to four meetings. Notwithstanding this minimum number, in the event of urgent or extraordinary matters arising, the Board of Directors may hold extraordinary meetings.

Article 35°: Established that the CEO of the Company may be a member of the Board of Directors by the election of the General Shareholders’ Assembly. In addition, by virtue of the reduction of the Board of Directors to seven (7) members, the quorum for the deliberation and approval of decisions submitted for the consideration of the Board of Directors was adjusted to a simple majority of the members of the Board of Directors. Likewise, the procedure to be followed in the event of a potential conflict of interest within the Board of Directors was adjusted, establishing a minimum quorum of four (4) members.

Article 36°: In order to provide greater clarity, and in compliance with the provisions of Law 964 of 2005 and other regulations applicable to the Company, it was clarified that the Board of Directors may create committees to support its management, and that as a minimum it shall have the support of an Audit and Risk Committee. Likewise, it was established that the Board of Directors shall be exclusively the competent body of the process of appointment and removal of the CEO, Internal Auditor and the Secretary General.

Articles 48° and 61°: References to the Nominating, Compensation and Corporate Governance Committee were eliminated.

Changes to our Board of Directors Remuneration Policy

On March 21, 2024 the General Shareholders’ Assembly approved an amendment to the Company’s Board of Directors Remuneration Policy. The amendment revised chapter 2.2.3 of the Corporate Governance Code, Article 29 paragraph (b). The purpose of the amendment is to align the corporate governance documents with Bylaws.

Article 1°: established that members of the Board of Directors who are employees of the Company or those employees of the Company who are required to attend any meetings shall not receive remuneration for their attendance.

Articles 2°, 3°, 4°, 5° and 6°: references to the Nominating, Compensation and Corporate Governance Committee were eliminated and only the reference to the Audit and Risk Committee is included.

Changes to our Board of Directors Election and Succession Policy

On March 21, 2024 the General Shareholders’ Assembly approved to amend the Board of Directors Election and Succession Policy. The amendment revised Chapter 2.2.2 of the Corporate Governance Code in accordance with Article 29 (a) of the Company’s Bylaws.

Article 1°: References to the Nominating, Compensation and Corporate Governance Committee were eliminated and it was established that only the Board of Directors will be the appropriate body to coordinate the process of forming the Board of Directors prior to the meeting of the General Shareholders’ Assembly at which such decision will be submitted for consideration.

Article 5°: The list of disqualifying characteristics of members of the Board of Directors was organized by subject matter.

Article 6°: The requirement for candidates to independent members of the Board of Directors to comply with the regulations of the different markets in which the Company is an issuer in the securities market was included.

Article 9°: references to the Nominating, Compensation and Corporate Governance Committee were eliminated.

Changes to our Rules of Procedure for the Company´s General Assembly of Shareholders

On March 21, 2024 the General Shareholders’ Assembly approved the amendment of the Rules of Procedure for the Company’s General Assembly of Shareholders (Articles 1° and 3°). The amendment revised Chapter 2.1.1 of the Company’s Corporate Governance Code. The purpose of this amendment is to align the corporate governance documents with the amended Company Bylaws.

Based on the aforementioned changes (in our bylaws, Board Committees, Board of Directors Remuneration Policy, Board of Directors Election and Succession Policy and Rules of Procedure for the Company´s General Assembly of Shareholders), the Corporate Governance Code and other corporate documents of the Company have been amended.

Capital Expenditures and Investment Plan

Our capital expenditures and investment plan includes the acquisition of other assets and additions in: (i) property, plant and equipment, (ii) investment property, (iii) intangible assets, and (iv) other non-current assets. For the year ended December 31, 2023, our capital expenditures reached COP 522,023 million, which represented an increase of 5.0%, or COP 24,849 million, as compared to the year ended December 31, 2022. For the year ended December 31, 2022, our capital expenditures reached COP 497,174 million, which represented an increase of 8.1%, or COP 37,093 million, as compared to the year ended December 31, 2021. These increases were the result of higher investments mainly in stores renovation, information technology and real estate.

Our capital expenditures and investment plan in 2023 aimed to foster expansion and innovation. Our investments in the year ended December 31, 2023 included:

●	Opening of new stores and store conversions – 56 stores (49 in Colombia, four in Uruguay, and three in Argentina) from openings, reforms, conversions and remodeling during 2023. We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores as well as outfit our stores with more advanced information technology systems, among other refurbishments aimed to create a more modern, customer-friendly and efficient environment.

●	Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology oriented to migrate our system to cloud, improve omnichannel processes and update hardware and software, both in stores and headquarters.

●	Improvements to distribution facilities and others – The improvement in storage space enables us to further centralize purchasing for our stores, enable the penetration of new markets, integrate omnichannel operation and improve the overall efficiency of our inventory flow.

●	Investment Properties – The investment properties within the Éxito Group’s portfolio comprise commercial properties and land strategically acquired for the purpose of generating income through operating leases or capitalizing on their potential future appreciation in value.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2023	2022	2021	2023-2021
	(in millions of COP)
Property, plant and equipment	432,717	380,815	330,450	1,143,982
Investment properties	56,688	81,838	86,149	224,675
Intangible assets	30,798	27,519	42,774	101,091
Other assets	1,820	7,002	708	9,530
Total	522,023	497,174	460,081	1,479,278

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the economies of Colombia, Argentina and Uruguay. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

Financial Highlights

The following table presents certain of our summary historical Statement of financial position data and other financial information as of the dates indicated and for each of the periods indicated.

	As of and for the year ended December 31,
	2023*	2023	2022	2021
	(millions of US$)	(in millions of COP)
Statement of financial position data
Cash and cash equivalents	395	1,508,205	1,733,673	2,541,579
Inventories, net	638	2,437,403	2,770,443	2,104,303
Property, plant and equipment, net	1,065	4,069,765	4,474,280	4,024,697
Total assets	4,275	16,339,761	18,172,313	16,901,179
Current Loans, borrowings and other financial liability	269	1,029,394	915,604	674,927
Non-current Loans, borrowings, and other financial liability	62	236,811	539,980	742,084
Current trade payables and other payable	1,373	5,248,777	5,651,303	5,136,626
Shareholders´ equity	1,942	7,421,809	8,434,446	8,028,477
Other financial information
Net cash provided by (used in):
Operating activities	400	1,527,067	901,429	1,343,626
Investing activities	(154)	(587,503)	(529,929)	(480,185)
Financing activities	(271)	(1,034,390)	(1,235,821)	(753,074)
Capital expenditures	(137)	(522,023)	(497,174)	(460,081)

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of COP$ to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2023, (COP 3,822.05) as published by the Colombian Central Bank.

The following table presents certain of our summary historical consolidated financial data for each of the periods indicated.

	Year ended December 31,
	2023*	2023	2022	2021
	(millions of US$)	(in millions of COP)
Continuing operations
Revenue from contracts with customers	5,526	21,122,087	20,619,673	16,922,385
Cost of sales	(4,107)	(15,696,044)	(15,380,090)	(12,488,856)
Gross profit	1,419	5,426,043	5,239,583	4,433,529
Distribution, administrative and selling expenses	(1,173)	(4,482,993)	(4,231,887)	(3,489,920)
Other operating revenue	10	36,894	52,929	47,168
Other operating expenses	(28)	(107,433)	(80,152)	(49,749)
Other income	3	10,270	9,661	(21,620)
Operating profit	230	882,781	990,134	919,408
Financial income	74	284,090	219,909	173,819
Financial cost	(183)	(698,380)	(600,383)	(369,574)
Share of profit in associates and joint ventures	(30)	(114,419)	(34,720)	(7,234)
Profit before income tax from continuing operations	91	354,072	574,940	730,887
Income tax expense	(12)	(45,898)	(325,702)	(137,670)
Profit for the year from continuing operations	79	308,174	249,238	593,217
Net loss from discontinued operations	-	-	-	(280)
Profit for the year	79	308,174	249,238	592,937
Attributed to controlling share holders	32	125,998	99,072	474,681
Attributed to non-controlling share holders	47	182,176	150,166	118,256

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of COP$ to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2023, (COP 3,822.05) as published by the Colombian Central Bank.

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other issuer’s information filed electronically, including ours. See “Item 10. Additional Information—H. Documents on Display.”

Our website is https://www.grupoexito.com.co/en. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this annual report.

B.	Business Overview

Overview

With over 70 years of retail experience in Colombia and a presence also in Uruguay and Argentina, we operate under a multi-format and omnichannel strategy with a portfolio of recognized brands targeting a customer base across all income levels. We offer a broad variety of products through our physical and online stores, including perishable and packaged food products, and non-food products, including appliances and apparel, among others. We believe our multi-format, omnichannel and multi-brand strategy will potentially let us benefit from the economic growth and rising purchasing power of consumers in our target markets in the future.

In Colombia, as of December 31, 2023, we operated 522 stores under five main formats: hypermarkets, supermarkets, cash-and-carry stores and convenience stores, operating principally under our Éxito, Carulla, Surtimax, Super Inter and Surtimayorista brands. Our 112 Carulla supermarkets and convenience stores cater to the premium consumer segment, our 207 Éxito hypermarkets, supermarkets and convenience stores serve the mid-market segment, and our 139 Surtimax and Super Inter convenience stores and our 64 Surtimayorista cash-and-carry stores focus on the lower-income segment. We own an apparel manufacturing business through which we design and manufacture clothing, including our own Arkitect, Bronzini, Custer, Bluss, People and Coqui private labels. We also operate a food processing plant where we process and package our own private label food products, including meat, baked goods, prepared foods and bottled water, among others. During the year ended December 31, 2023, and the year ended December 31, 2022, our sales in Colombia represented 74.3% and 73.5%, respectively, of our consolidated retail sales. During the year-ended December 31, 2023, our sales in Colombia represented approximately 25.1% of sales in the Colombian retail market, according to Nielsen, making us the second largest retailer in Colombia in terms of net revenue.

In Uruguay, as of December 31, 2023, we operated 98 stores including our 30 Disco supermarkets and our 66 Devoto supermarkets and convenience stores, which cater to the premium segment, and our two Géant hypermarkets, which serve the mid-market segment. During the year ended December 31, 2023, and the year ended December 31, 2022, our sales in Uruguay represented 20.7% and 18.0%, respectively, of our consolidated retail sales.

In Argentina, as of December 31, 2023, we operated 36 stores including our 15 Libertad hypermarkets, our 10 Mini Libertad convenience stores and our 11 Mayorista supermarkets, which serve the mid-market segment. During the year ended December 31, 2023, and the year ended December 31, 2022, our sales in Argentina represented 5.0% and 8.5%, respectively, of our consolidated retail sales. During the year-ended December 31, 2023, our sales in Argentina represented approximately 0.8% of the total Argentinian Grocery Retail market, according to Euromonitor.

In all the countries where we operate, we have also developed a digital strategy, which has achieved significant growth in recent years and Omnichannel share reached 10.1% and 9.6% in all the countries in which we operate for the year ended December 31, 2023 and the year ended December 31, 2022, respectively. Our digital omnichannel includes e-commerce, click and collect and last mile, digital catalogue, home delivery and B2B.

In Colombia, we also offer our clients last mile and home deliveries in all our formats including our partnership with Rappi, the leading delivery app in Colombia in terms of sales, according to Green Information Group, delivering approximately 19.4 million orders in 2023, of which 14% ran through the Éxito Group’s logistics platform. Together with Rappi, we offer Turbo-Fresh, a last-mile delivery service, through 55 dark stores, with an average delivery time of 10 minutes for the year ended December 31, 2023. Our WhatsApp selling service enables penetration in lower-income segments in Colombia and our click & collect is a differentiated service versus other traditional retailers and e-commerce players. In the year ended December 31, 2023, our Omnichannel share was 12.7% in Colombia, 2.7% in Uruguay, and 3.6% in Argentina. In the year ended December 31, 2022, our Omnichannel share reached 12.0% in Colombia, 2.8% in Uruguay, and 3.9% in Argentina.

In addition to our retail operations, we offer complementary services in alliance with local partners, as part of our strategy to monetize traffic and real estate assets. In alliance with Bancolombia, largest commercial bank in Colombia in terms of assets, according to the SFC, we offer our Tuya credit card for our brands Éxito and Carulla, which allows us to offer finance solutions to our customers. With more than 236,000 cards issued for the year ended December 31, 2023 reaching a total number of active credit cards of more than 1.6 million as of December 31, 2023. We are the third largest issuer of active credit cards in Colombia, according to the SFC. We have also joined with Grupo Sura to offer insurance solutions to 30,133 clients as of December 31, 2023. Viajes Éxito, our joint travel agency with Avianca, the major airline in the region, served 54,403 clients as of December 31, 2023. We are the first retailer in Colombia to offer mobile telephony services, and our MVNO (“Mobile Virtual Network Operator”) in alliance with TIGO, mobile network carrier in Colombia, had approximately 1,700,000 active users as of June 30, 2023, making it the second largest MVNO in the country according to the most recent information disclosed by the Colombian Ministry of Information Technologies and Communications (Ministerio de Tecnologías de la Información y Comunicaciones de Colombia). Additionally, we offer local and international money transfer services, totaling approximately 2.6 million transactions for each of the years ended December 31, 2023 and December 31, 2022. In addition, our Puntos Colombia loyalty program is the first loyalty program in Colombia, with close to 6.9 million active members (defined as total users that are enrolled in our loyalty program) and 1,722 allied brands as of December 31, 2023, offering an alternative currency for our customers.

We also operate a real estate business division which aims to maximize the value of our assets and to develop new projects that take full advantage of the expertise and customer knowledge obtained through our core retail business. In December 2016, we launched Viva Malls, a dedicated private real estate vehicle in Colombia of which we own 51% and FIC owns 49% and operates 12 of our 15 shopping centers and 5 of our 18 commercial galleries. As of December 31, 2023, we operated under the Viva brand in Colombia, with 12 shopping centers and five commercial galleries, totaling 561,685 m2 of Gross leasable area and under the Paseo brand in Argentina, with 14 shopping centers and commercial galleries, totaling 187,386 m2 of Gross leasable area. Viva Malls expanded one of its shopping centers in approximately 20,000 m2, of which 17,000 m2 are leased by the first IKEA store in Medellín and the second in the country.

Over the last twenty years, we have expanded our operations through a combination of organic growth, acquisitions and business alliances. In Colombia, in 2001 we merged with Cadenalco, Colombia’s largest retail company at the time of the acquisition, and in early 2007 we acquired Carulla Vivero S.A. (“Carulla Vivero”), Colombia’s largest supermarket operator and, at the time of the acquisition, the country’s second largest retailer in terms of net revenue. In February 2015, we acquired 31 stores owned by Caja de Compensación Familiar (“CAFAM”), a Colombian employee cooperative that owns a retail business, which we had been managing since 2010 pursuant to a commercial agreement, between October 2014 and April 2015 we acquired 48 Super Inter stores in Colombia. During the fourth quarter of 2021, we closed a deal with Almacenes La 14 to operate five commercial establishments, four located in the Valle del Cauca region and one in Cundinamarca, which currently operate under Éxito Wow hypermarkets.

In 2011, we started our international expansion with the acquisition of Disco and Devoto, Uruguay’s largest food retailers, and on August 30, 2015, we acquired 49.97% of the shares of Segisor, which allowed us to reach 18.76% of the economic rights on CBD and a controlling interest, which owned Pão de Açúcar, Extra, Assaí, Casas Bahia and Ponto Frio stores in Brazil, and 100% of Libertad S.A., which operates our Libertad and Mini Libertad stores in Argentina.

On November 28, 2019 we sold our stake in CBD to Casino Guichard Perrachon S.A., concurrently through a public tender offer, CBD acquired a 96.57% stake in us.

In August 2023, we completed the Spin-Off pursuant to which CBD distributed 86.26% of our issued and outstanding common shares held by it (directly and indirectly through GPA2) in the form of ADRs and BDRs, representing 83.26% of the issued and outstanding Éxito common shares, to holders of CBD common shares, including the CBD ADS holders, on a pro rata basis for no consideration.

We have been a publicly held company, listed on the Colombian Stock Exchange since 1994. Our controlling shareholder is Grupo Calleja , a Salvadorian retail food company, which as of the date of this report directly or indirectly held 86.84% of our outstanding share capital.

Our Corporate Structure

The chart below sets forth our simplified corporate structure as of the date of this annual report:

For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.

Operating Segments

We disclose information by segment pursuant to IFRS 8 - Operating segments, which are defined as components of an entity whose operating results are regularly reviewed by the chief operating decision maker for decision making purposes about resources to be allocated. Our chief operating decision maker is, collectively, our board of directors. Our three operating segments are the same as our reportable segments.

Total assets and liabilities and cash flows by operating segment are not specifically reported internally for management purposes and consequently they are not disclosed in the framework of IFRS 8 – Operating segments.

Reportable segments include:

Colombia

●	Éxito: revenues from retailing activities, with stores under the banner Éxito.

●	Carulla: revenues from retailing activities, with stores under the banner Carulla.

●	Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina

●	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay

●	Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

The tables below show the breakdown of our retail sales by segment for the periods indicated:

		For the year ended December 31,			Change
Operating segment	Banner	2023	2022(a)	2021(a)(b)	2023-2022	2022-2021
		(in millions of COP)			(%)
Colombia	Éxito	10,214,174	10,094,080	8,564,636	1.2%	17.9%
	Carulla	2,434,416	2,153,203	1,794,731	13.1%	20.0%
	Low cost and other	2,370,319	2,270,112	1,925,030	4.4%	17.9%
		15,018,909	14,517,395	12,284,397	3.5%	18.2%
Argentina		1,014,898	1,683,717	1,178,166	(39.7)%	42.9%
Uruguay		4,193,328	3,553,925	2,643,858	18.0%	34.4%
Total sales		20,227,135	19,755,037	16,106,421	2.4%	22.7%
Eliminations		(824)	(961)	(665)	(14.3)%	44.5%
Total consolidated		20,226,311	19,754,076	16,105,756	2.4%	22.7%

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the year ended December 31, 2022 and December 31, 2021, have been restated for comparative purposes using the same store allocation presented during the year ended December 31, 2023.
(b)	For further details into Operating Segments in 2021, please refer to Item 5.A – Results of Operations for the years ended December 31, 2022 and 2021.

Our Stores

We operate in Colombia, Uruguay and Argentina. As of December 31, 2023, we had a total of 656 stores, of which 522 stores were in Colombia, 98 stores in Uruguay and 36 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores. As of December 31, 2022, we had a total of 619 stores, of which 492 stores were in Colombia, 94 stores in Uruguay and 33 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores.

Colombia

Éxito

Stores under the Éxito banner comprise hypermarkets, supermarkets and express stores which are predominantly located in large Colombian urban areas, such as Bogotá, Medellín, Barranquilla and Cali. Éxito stores offer a large assortment of products, including food and non-food categories, and are organized in a department store style, with an average Sales area per store of approximately 3,033 m2 as of December 31, 2023 and 2,985 m2 as of December 31, 2022. Éxito stores target the Colombian middle and middle-high classes. We had 207 Éxito stores as of December 31, 2023 and 209 stores as of December 31, 2022. The sale of food products represented 58% and 55%, of Éxito brand’s net sales in the year ended December 31, 2023 and December 31, 2022, respectively. The sale of non-food products represented 42% and 45% of Éxito brand’s net sales in the year ended December 31, 2023 and December 31, 2022, respectively. Our focus is to develop a new generation of Éxito hypermarkets (Éxito Wow Concept) to link the best of the physical and virtual worlds in one place: a shopping experience connected to the digital world, superior customer service and improved focus on fresh products.

Net retail sales of the Éxito brand in the year ended December 31, 2023 reached COP 10,214,174 million, a 1.2% increase compared to the corresponding period in 2022, and represented approximately 68% of the sales mix in Colombia. Éxito brand continued as the best performing player in the hypermarkets, supermarkets, and express stores segment in the year ended December 31, 2023 and December 31, 2022, growing in almost all regions mainly from accurate commercial activities and the solid performance from Éxito Wow stores. Éxito Wow stores are digitally connected hypermarkets that integrates the digital channels and physical services offered by the Éxito banner to other services, including banking services, co-working area, gourmet food-court, omnichannel zone, among others. The Éxito Wow model totaled 32 stores as of December 31, 2023 compared to 30 stores as of December 31, 2022 and is present in Bogotá, Medellín, Cali, Santander, Boyacá, and Atlantic Coast. Éxito Wow stores posted 4.9% net sales growth in the year ended December 31, 2023 and represented a 36.3% share of the banner’s total sales. Éxito Wow stores posted 21.2% net sales growth in 2022 and represented a 34.9% share of the banner’s total sales.

Carulla

Stores under the Carulla banner comprise supermarkets and express stores which are predominantly located in main cities, such as Bogotá, Medellín, Cali, Barranquilla and Bucaramanga, among others. Carulla stores focus mainly on offering imported and premium products and a high-quality assortment of fresh products including bakery products. Carulla had an average Sales area per store of approximately 799 m2 as of December 31, 2023 and 833 m2 as of December 31, 2022. Carulla stores target the Colombian high-end classes. As of December 31, 2023 we had 112 Carulla stores compared to 107 stores as of December 31, 2022. The sale of food products represented 98% of Carulla’s net sales in the year ended December 31, 2023 and December 31, 2022. The sale of non-food products represented 2% of Carulla’s net sales in the year ended December 31, 2023 and December 31, 2022.

Net retail sales of the Carulla banner in the year ended December 31, 2023 reached COP 2,434,416 million, a 13.1% increase compared to the corresponding period in 2022. Carulla banner stores include the Fresh Market model, which aims at transforming the fresh food category, renovate stores and improve layouts. This model includes digital activities, such as apps, improved customer service experience, strengthening the offer of key items, such as wine, pasta, cheese, coffee, and open events related to the premium banner. As of December 31, 2023, the Fresh Market model was implemented at 31 Carulla fresh market stores located in the cities of Bogotá, Medellín, Santa Marta, Cali and Cartagena. These Fresh Market stores represented approximately 63% of Carulla’s net sales for the year ended December 31, 2023. Historically, Fresh Market stores have posted increased sales growth after implementation.

Low cost and others

Net retail sales of the low-cost and others banners (Super Inter, Surtimax and Surtimayorista) in the year ended December 31, 2023 reached COP 2,370,319 million, a 4.4% increase compared to the corresponding period in 2022.

Super Inter and Surtimax

The Super Inter and Surtimax banners are considered low-cost supermarkets characterized by offering low prices for a complete basic basket of products, good quality meat, fresh fruits and vegetables and a large assortment of bulk grains. These stores have a regional focus, offering products according to local consumer needs. As of December 31, 2023, Super Inter stores operated in approximately 18 cities in the Central and Pacific regions of Colombia. Surtimax stores are located in residential areas and offer a wide portfolio of own branded products.

The sale of food products represented 99% of Super Inter’s net sales in the year ended December 31, 2023 and December 31, 2022. The sale of non-food products represented 1% of Super Inter’s net sales in the year ended December 31, 2023 and 2022.

As of December 31, 2023, we operated 59 Super Inter and 80 Surtimax stores, and as of December 31, 2022, we operated 60 Super Inter and 70 Surtimax stores. Super Inter and Surtimax stores had an average Sales area per store of approximately 965 m2 as of December 31, 2023 and 399 m2, respectively.

Surtimayorista

Stores under the Surtimayorista banner have been operating in the cash and carry segment in Colombia for over five years and have focused on the commercialization of products for retail and institutional consumers, such as food retailers (including restaurants and snack bars), conventional retailers (such as grocery stores and mom& pops) and end users (including schools, small businesses, churches and hospitals). It offers more than 2,100 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others.

In the year ended December 31, 2023, 18 stores were opened for the Surtimayorista banner, totaling 64 as of December 31, 2023, which represented 5.4% of the Colombia’s total sales for the year ended December 31, 2023. In the year ended December 31, 2022, one store was opened and one converted to the Surtimayorista banner, totaling 46 as of December 31, 2022, which represented 5.2% of the Colombia’s total sales for the year ended December 31, 2022.

Argentina

Retail sales decreased by 39.7%, or COP 688,819 million, to COP 1,014,898 million in the year ended December 31, 2023 compared to COP 1,683,717 million in the year ended December 31, 2022. This decrease was mainly as a result of: (1) the devaluation of the Argentinian peso during the year, especially in December 2023, (2) high inflation of 211.4%; and (3) an increase of 251.3% in food prices and non-alcoholic drinks when compared to the year ended December 31, 2022.

Uruguay

Retail sales increased by 18.0%, or COP 639,403 million, to COP 4,193,328 million in the year ended December 31, 2023 compared to COP 3,553,925 million in the year ended December 31, 2022. Even though sales were negatively impacted by a devaluation of 18.5% of the Uruguayan peso against the Colombian peso, sales in local currency (Uruguayan peso) increased 9.9% principally as a result of: (1) the sales of our 32 Fresh Market stores which increased 11.7%, and (2) sales evolution in east region derived from the tourism season , partially offset by negative effects such as consumption outflow to Argentina, derived from lower local production due to the droughts in the Country.

Other Businesses and Services

Puntos Colombia

Puntos Colombia is 50/50 joint venture between us and Bancolombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points when purchasing from us and our partners. These points are redeemable for products or services available at the Puntos Colombia platform. Additionally point holders have other benefits including discounts. As of December 31, 2023 and December 31, 2022, Puntos Colombia had 1,722 and 161 commercial allies, respectively, including Starbucks, Celio, Pilates and CineColombia, among others. In the year ended December 31, 2023 and December 31, 2022, customers redeemed 40.6 million points and 35.6 million points, respectively, under the program.

Tuya

Tuya is a 50/50 joint venture between Éxito and Bancolombia. Tuya is a financial institution focused on issuing credit cards and granting consumer loans to low- and mid-income segments that the traditional banking system does not serve, thus promoting financial access. As of December 31, 2023 and December 31, 2022, Tuya had a financial inclusion ratio of 7.2% and 13.9%, respectively, which represents the percentage of private label credit cards granted to people with less than two minimum wages. During the year ended December 31, 2023, 236,373 credit cards were issued, reaching 1.6 million active cards as of December 31, 2023. During the year ended December 31, 2022, 576,000 credit cards were issued, reaching 2.1 million active cards, representing 12% of the credit card market share in Colombia, as disclosed by the SFC.

Real Estate Business Units

Our real estate business operates under the brand Viva Malls in Colombia and Paseo Libertad in Argentina.

As of December 31, 2023, Viva Malls operated real estate in 11 Colombian cities, including 12 shopping centers and five commercial galleries, totaling approximately 561,685 m2 of Gross leasable area. Under the Paseo brand in Argentina, we operated 14 shopping centers and commercial galleries, totaling approximately 187,386 m2 of Gross leasable area as of December 31, 2023.

Seasonality

We have historically experienced seasonality in our results of operations, principally (1) in Colombia due to traditionally stronger sales in the fourth quarter of each year as result of Christmas and “Special Price Days”, which is the second most important promotional event of each year and help boost fourth quarter sales in mainly non-food categories; and (2) in Uruguay and Argentina due to traditionally stronger sales in the first half of each year as a result of carnivals holiday seasons and Easter, and during the fourth quarter due to Christmas.

In the years ended December 31, 2023, 2022 and 2021, our average sales revenues during the fourth quarter have been 3.4%, 28.9% and 34.7%, respectively, above average sales revenues of other quarters of the year.

During the fourth quarter of 2023, sales experienced a decline compared to previous years, primarily attributed to the devaluation of the Argentinian Peso against the Colombian Peso. Consequently, the sales from our Argentinian operation translated into a negative outcome when converted into Colombian pesos, reflecting the currency impact on our fourth-quarter results. Despite these challenges, it’s important to note the significant seasonality effect observed in local currencies during the fourth quarter across the countries in which we operate.

We also experience seasonality in our results in March and/or April as a result of the Easter break. We also experience higher sales revenues when we offer specialized products for events such as FIFA World Cup.

Seasonality related to availability of some of our products (such as fruits and vegetables) generally does not affect us due to the large and diverse selection of products we offer to our customers.

Our Products

Our products in Colombia, Uruguay and Argentina are mostly ready-for-sale products that we purchase and resell to our end-user customers. Only a portion of our products are produced at our industry facility and in our stores, by our technical team for the development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured or handled at our industry facility and our stores include: (1) fruits and vegetables, which are cut or packaged at our stores; (2) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (3) ready-to-eat meals sold at our deli counters; and (5) bread, cakes and sweets made at the bakeries located within our stores.

Suppliers and Raw Materials

Colombia

Due to our broad and diversified product portfolio, we do not have a single supplier that has a significant share of products sold in units or sales revenue. In general, processed foods and drugs/pharmaceuticals sold in our stores in Colombia are regulated by INVIMA, the Colombian National Food and Drug Surveillance Institute (Insitituto Nacional de Vigilancia de Medicamentos y Alimentos).

In Colombia, the purchasing process is centralized to a large number of local and international suppliers. As of December 31, 2023, we had over 6,000 suppliers, and we are not dependent on any single supplier. For example, for the year ended December 31, 2023, approximately 90.4% of our fruits and vegetables were bought from local suppliers, approximately 85.16% of them directly without intermediates from approximately 700 national farmers, with prices varying depending on inflation. In the year ended December 31, 2023, 72% of our merchandise was centralized through our logistics platform, of which 50% was managed via cross docking, which is a process that involves delivery directly from the suppliers and does not require storage in warehouse. The non-centralized goods are mainly beverages, bakery, snacks and some frozen products.

Uruguay

In Uruguay, we do not have a single supplier that has a significant share of products sold in units or sales revenue. Commercial negotiations with suppliers do not require government approval, but may be subject to control by government institutions such as the Ministry of Public Health.

As of December 31, 2023, we had over 1,020 suppliers, and we are not dependent on any single supplier. The purchasing of food products for all our banners is mostly decentralized with approximately 60% of products being purchased from different suppliers in the year ended December 31, 2023. We purchase substantially on a short-term basis from a large number of unrelated suppliers, thus avoiding being dependent on a few suppliers. Prices of our food products vary depending on inflation. Non-food products, excluding home appliances, are mostly imported due to the lack of a national industry.

Argentina

In Argentina, we have a wide and diversified portfolio and do not have a single supplier with a significant share in units or sales revenue. Processed and unprocessed food products sold in Libertad are regulated by SENASA, the National Service for Agri-Food Health and Quality (Servicio Nacional de Sanidad y Calidad Agroalimentaria), and a few of them are traded under government price control programs.

In Argentina, the purchasing of food products for all our brands is centralized and purchase is done directly or on a short-term basis from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of food products depend on inflation levels.

Distribution and Logistics

In Colombia we operated 10 distribution centers and three logistics platforms with a total storage capacity of approximately 252,000 m2.

In Uruguay, we operated six distribution centers and warehouses strategically located across Montevideo, with a total storage capacity of approximately 46,000 m2.

In Argentina, our distribution center is located in the center of the country, in the city of Cordoba, with an average distance of approximately 620 km to our stores.

We organized our logistics and distribution processes in accordance with the products and services sold under our banners. Accordingly, we guided our distribution processes by the procedures described below.

Stores, Supermarkets and Hypermarkets

As of December 31, 2023, and December 31, 2022 the logistics process to supply our stores, supermarkets and hypermarkets, excluding the cash and carry operation in Colombia, included 20 distribution centers and logistics platforms located in Colombia, Argentina and Uruguay, with a total area of approximately 470,000 m2 including both of our own and outsourced area. Our distribution process is performed by an outsourced fleet.

E-commerce Food Delivery

In Colombia, we operated one of the largest food e-commerce operations in the country as of December 31, 2023 in terms of sales, according to Nielsen, through direct online and marketplace sales, and new channels, including delivery applications. In order to operate these channels, we have a dedicated network of: (1) distribution centers in Bogotá serving mainly non-food demands; (2) storage facilities in Medellín serving food e-commerce; and (3) direct store delivery used mainly to serve delivery applications.

Marketing

Our marketing strategy aims to retain our customers and attract new customers through our value proposition focused on competitive prices, a pleasant shopping experience and a significant assortment of products tailored to the regions where our stores are located. We promote integrated marketing campaigns aimed at our target audience of traders, processors, large users and end consumers.

Our marketing teams include branding, media, planning, promotion, event, market intelligence, sustainability and trade marketing specialists. They are dedicated to developing offline quality and digital marketing campaigns.

In the years ended December 31, 2023, 2022 and 2021, we invested COP 158,591 million, COP 165,589 million and COP 143,073 million, respectively, on advertising.

Credit Sales

In our Colombia segment, sales to customers using credit cards, including Tuya credit card, accounted for 32.7%, 33.1% and 32.2% of our consolidated revenue from contracts with customers in years ended December 31, 2023, 2022 and 2021, respectively. In our Uruguay segment, customers using credit cards accounted for 31.2%, 30.2% and 29.6% of our consolidated revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively. In our Argentina segment, credit card sales accounted for 35.0%, 38.1%, and 40.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively.

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club and American Express. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 32.7%, 33.1% and 32.2% of our revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Installment sales. Our stores offer financing to our customers to purchase home appliances on an installment basis through third-party credit cards. An allowance for doubtful accounts is not required as credit risks is assumed by the relevant credit card companies or issuing banks.

Food Vouchers. At our food stores, we accept food vouchers as payment. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 3%, 3% and 4% of our revenue from contracts with customers in the years ended December 31, 2023, 2022 and 2021, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested COP 55,566 million, COP 72,216 million and COP 170,306 million, in computers and computer software in the years ended December 31, 2023, 2022 and 2021, respectively. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates with service and software suppliers’ costs on projects and contracts, leveraging on economies of scale related to shared services between us and our subsidiaries.

Intellectual Property

As of December 31, 2023, we own a portfolio of more than 1,700 duly registered trademarks, in every trademark class, in 32 countries, of which approximately 700 are in Colombia, including, among others, brands such as Éxito, Carulla, Surtimax, Superinter and Surtimayorista associated to the retail business; Ekono, Frescampo and Porchi associated to the food business; Arkitect, Bronzini and Finlandek, associated to fashion, textile and home decoration industry. We are authorized to manufacture, commercialize and promote food products in Colombia under the brand Taeq, and we have granted licenses to several of our subsidiaries to use our textile brands in countries such as Argentina and Uruguay.

As of December 31, 2023, we did not have any registered patents.

Additionally, the Éxito Group owns the following domain names, among others: www.grupoexito.com.co, www.exito.com, www.carulla.com, www.surtimax.co and www.arkitect.com.co. These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Industry and Competitive Position

The Colombian Retail Sector

The Colombian retail sector is largely influenced by the overall level of economic activity in the country and the level of per capita available income. The Colombian economy has experienced an economic real GDP growth of 0.6% in 2023 after a 7.5% growth in 2022 according to DANE, as a result of an increase of 7.9% and 7.0% in financing and insurance activities, and entertainment activities, respectively. These increases were offset by a decrease of 4.2% and 3.5% in construction and manufacturing activities, respectively. During 2023, inflation exceeded the Colombian Central Bank’s target of 3.0%, largely as a result of higher prices for transportation, restaurants and hotels. Annual inflation reached 9.3% in 2023, 3.8 p.p. lower than the one reported in 2022.

Although in the year end December 31, 2023 unemployment decreased to 10.2% it still had an impact on households’ disposable income and, ostensibly, positive impacts on consumption. According to Latinfocus Consensus Forecast, the unemployment rate, measured as the annual average of the percentage of active population, was 13.8%, 11.2% and 10.2% for 2021, 2022 and 2023, respectively.

The Colombian food retail sector is served through a wide variety of channels including privately-owned supermarkets, limited assortment and convenience stores, government-subsidized cooperatives known as cajas de compensación, specialty stores (e.g., butcher shops, bakeries, etc.) and delivery operations. A large number of Colombians continue to shop through traditional channels, driven mainly by independent small grocers, which accounted for 8.8% of the value sold by grocery retailers in Colombia in 2023, according to Nielsen.

Discount retailers have been gaining traction in the Colombian retail market and have experienced strong growth over the last past five years. This has been the result of efforts in new store openings and the arrival of various new sector participants. According to Nielsen and internal data, this segment had a total Sales area of approximately 1,143,998 m2, not including our low-cost formats, during 2023 and a total of 3,990 of stores. Major players in this space are D1 and Ara, who reached a combined share of 41% of modern grocery retailer sales in Colombia with 2,371 and 1,216 outlets, respectively, as of December 31, 2023. This represents an increase of 214% and 136%, respectively, in the number of outlets since 2018.

The cash and carry segment, serves mainly the institutional market. Traditional consumers continue to be attracted by smaller and more accessible formats. Shopping centers have also increasingly gained importance as an alternative shopping destination for households in the country.

We face strong competition in the Colombian retail sector from international and domestic retailers, including Cencosud and Olímpica and discount retailers such as D1 (Koba LLC) and Jerónimo Martins.

The Uruguayan Retail Sector

The Uruguayan retail sector is largely influenced by the overall performance of economic activity in the country. According to the Latinfocus Consensus Forecast, the Uruguayan annual inflation was 5.1% in 2023, 8.3% in 2022 and 8.0% in 2021.

The Uruguayan retail sector in has positively trended in recent years; sales have been boosted by e-commerce and app-based delivery services that have become increasingly popular in Uruguay, benefitting from increasing smartphone penetration. As sales through e-commerce grow, setting up an efficient infrastructure for direct delivery is becoming increasingly important. Due to the pandemic, companies have had to develop new strategies around their logistics and product delivery, and this has greatly improved delivery infrastructure.

The fast emergence of convenience stores has come through flagship brands such as Kinko, Frog Maxishop (NBO Ussel SA) and our own Devoto Express. This segment of the market continues to show signs of improvement as a younger generation, who prefers to do their shopping at convenience stores, hypermarkets or supermarkets, becomes a greater part of the population. This new channel had only two chains present in 2014, Kinko and Frog Maxishop (NBO Ussel SA), with a total of 14 stores in Montevideo. In 2015, the Éxito Group launched its own chain of convenience stores under the Devoto Express banner and by the fourth quarter of 2016 there were 33 stores combined operating through this format.

The share of non-grocery sales in supermarkets increased slowly over the last five years, but remained under 3.0%. Tienda Inglesa, Devoto and Disco stores currently offer a widening mix of non-grocery items, while Ta-Ta, the largest supermarket chain, still has a very limited non-grocery portfolio and most independent supermarkets sell only grocery products.

Our main competitors in the Uruguayan retail sector include Tienda Inglesa, El Dorado and Ta-Ta.

The Argentinian Retail Sector

The Argentinian economy decreased 1.6% in real terms during 2023, according to Latinfocus Consensus Forecast, following an expansion of 5.2% in real terms during 2022. There was a spike in inflation in 2023, driven primarily due to expansion of the monetary base to finance fiscal deficit, especially during the first half of the year. Twelve-month inflation reached a level of 211.4% during 2023.

According to Euromonitor, total sales in the Argentinian retail sector increased 115.5%% in nominal terms in 2023 compared to 2022, the total sales amount totaled 27,428,225 million Argentinian pesos (approximately US$93,400 million) from 12,730,432 million Argentinian pesos (approximately US$78,875 million) in 2022. This increase in nominal terms was mainly due to annual inflation of 211.4%. E-commerce focused on improving online operations and special discounts and promotions as a key strategy to attract customers. Leading supermarkets chains are also investing in distribution centers, as rapid delivery is a key-way of improving the customer experience. Delivery platforms are developing distribution centers to deliver a small selection of basic own branded products, as well as act as a delivery intermediary for other retailers.

While traditional grocery retailers continue to maintain their prevalence over modern outlets, independent small grocers have been losing share in the light of changing consumer habits and no access to Careful Prices program which is currently promoting sales in times of high inflation. Recent changes in consumer habits have favored the development of modern proximity outlets that accept credit cards and/or offer access to financing. Traditional grocery retailers, particularly small grocers, have lost ground to the expansion of modern retail channels with Carrefour and Dia being particularly aggressive in their expansion in the segment. Similarly, cash and carry remained one of the most relevant channels for Argentinean consumers.

No retail chain in Argentina is present throughout the entire country, with several international brands concentrated in Buenos Aires and local or regional brands having a leadership presence in other provinces. Our Libertad hypermarkets and convenience stores are the market leaders in the province of Córdoba.

Carrefour Argentina is the leading grocery retailer in Argentina with a 6% market share by value in 2023, according to Euromonitor, and a particular focus in Buenos Aires. Other key competitors include Cencosud, Dia and Wal-Mart.

We face competition in the Argentinian retail sector mainly from Carrefour, DIA and Cencosud.

Regulatory Matters

Colombia

We are subject to governmental regulation related to our economic activity and supervision by authorities, generally applicable to environmental, health and commercial matters. To open and operate our stores, we must register all our stores in the commercial registry, obtain the land use permit and the sanitary certificate that confirms compliance with matters related to facility safety and sanitation status of the store. Our stores must also have a fire safety certificate issued by the respective fire department, which confirms that the store has the safety mechanisms and tools to respond upon an emergency at any time.

We comply with environmental matters, including waste management and disposal and noise regulations. We believe that we comply with all applicable regulations and controls with respect to our business.

Our Colombian subsidiaries develop their businesses in different industries, including logistics and transportation, travel, mobile telephony services, industrial production (food and apparel), and e-commerce. We believe we are complying within all material regulation applicable to these activities.

We are a listed company in the Colombian Stock Exchange, and, accordingly, we are also subject to regulations issued by the SFC, which includes, but is not limited to the disclosure of material information, the adoption of corporate governance practices and financial reporting. We believe that we are complying in all material respects with these regulations.

In labor matters, our activities are regulated by the principles in international agreements signed by Colombia, Colombia’s Constitution and the Labor and Social Security Law. The Ministry of Labor is the main authority that prevents, investigates, controls, and penalizes any non-compliance. Labor judges oversee claims. Additionally, through “tutela” actions or lawsuits, constitutional judges guarantee and protect fundamental rights when compromised.

We are regulated by the following Colombian governmental entities, among others: (i) the Colombian Superintendence of Corporations; (ii) the Colombian Superintendence of Finance; (iii) the Colombian National Food and Drug Surveillance Institute (Instituto Nacional de Vigilancia de Medicamentos y Alimentos—INVIMA); (iv) the Colombian Superintendence of Industry and Commerce; (v) Colombian environmental authorities; (vi) the Colombian Ministry of Labor and the Social Security Management Unit (Unidad de Gestión Pensional y Parafiscales—UGPP); (vii) the Energy and Gas Regulation Commission (Comisión de Regulación de Energía y Gas—CREG) and the Ministry of Mines and Energy; and (viii) the Colombian Central Bank, in accordance with their legal authority.

Uruguay

Our operation in Uruguay is duly registered with the ministries, agencies and entities and must comply with national, departmental and municipal regulation related to health, bromatology, commerce and environment. We are required to have permits, registries, and/or authorizations including building, advertising, mechanical and electrical installation, ventilation, A/C, natural gas, traffic and transport, food, health, wastes, and pest control. We file for permits, registries, and/or authorizations before governmental, departmental (Montevideo, Canelones, Maldonado, San José) and municipal authorities, including the National Directorate of Cadaster, Ministry of Environment, Ministry of Transport and Public Works, National Institute of Meats, National Fire Department, Ministry of Public Health, and Ministry of Environment. Depending on the Sales area of each store, large surfaces authorization may be required. To acquire or sell additional stores, prior authorization must be requested from the Commission for the Promotion and Defense of Competition of the Ministry of Economy and Finance. We believe we comply with all material regulation related to our economic activities in Uruguay.

We are subject to regulatory oversight by governmental and departmental (Montevideo, Canelones, Maldonado, San José) entities such as, the National Cadastre Directorate, Ministry of Transport and Public Works, Ministry of Public Health, Ministry of Environment, National Institute of Meats, National Fire Department, Municipalities, Departmental Boards, and Permanent Commissions.

Argentina

Libertad S.A. is subject to governmental regulation related to our economic activity. Regulation occurs mainly at provincial and municipal levels in Argentina, including regulation on business, environment, safety and security, fire, waste and disposal and food quality.

At the company level, Libertad is registered before the Registry of Commerce of the Province of Córdoba. Although Libertad is not a publicly listed company, it must file its annual financial statements approved and board member appointments. This process before the Registry of Commerce of the Province of Córdoba and other related authorizations are filed before the permits and authorizations offices of both the Province and City in which Libertad’s branches operate allows and authorizes the company to operate.

User Privacy and Data Security

The Colombian legal system for the protection of personal information is the Colombian general data protection legal framework (“CGDP”), set out in Law No. 1581 of 2012 and Decree No. 1074 of 2015. The CGDP applies to the collection, storage, use, transfer, transmission, suppression, and overall, the processing of personal data that takes place in Colombian territory and that involves the personal data of Colombian residents. Personal data is defined as information that may be associated or connected to an individual, allowing for her identification. Because the Company collects and processes the personal data of Colombian residents, the Company is subject to the CGDP.

The Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) is the government body responsible of overseeing personal data related matters and enforcing the CGDP.

The legal basis for processing data is consent from data subjects, and it must be prior (before collecting and processing the data), express (through means where the data subject reveals her unequivocal intention), and informed. For consent to be “informed”, data subjects must be informed about (i) the name and contact details of the data controller; (ii) their rights and means to exercise them; (iii) where to consult the applicable data protection policy; (iv) that the authorization to process sensitive data is entirely optional; (v) the specific data that will be collected and processed –especially if sensitive data is involved, and (vi) how the data will be used and for what purposes. This information must be provided at the time of obtaining consent at the latest.

Among other obligations, entities subject to the CGDP are required to (i) obtain prior, express, and informed consent from data subjects as described above; (ii) process and address complaints, petitions, and requests from data subjects regarding their personal data (similar to ARCO rights); (iii) implement an internal personal data handbook for personnel to follow when involved in data processing operations; (iv) implement and uphold technical, human, and organizational measures aimed at ensuring the integrity, confidentiality, availability, and security of personal data; (v) implement a data privacy policy that informs data subjects about the entity’s data processing operations; (vi) notify the SIC of breaches to security protocols and whenever personal data is at risk, and (vii) appoint a person or department meant to handle personal data matters (i.e., execute relevant policies; address complaints, petitions, and requests from data subjects) and ensure data subjects’ rights.

The CGDP establishes a set of principles that must be followed when processing personal data, particularly (i) a principle of freedom, which relies on the constitutional nature of the right to privacy and establishes that personal data can only be processed with the free, prior, express, and informed consent of the data subject; (ii) a principle of restricted access and circulation of the data, according to which personal data must circulate only among the persons expressly authorized by the data subject; (iii) a principle of confidentiality, which requires keeping the information confidential, and (iv) a principle of security, which sets a duty upon data controllers to keep personal data under appropriate security measures to prevent their unauthorized or fraudulent adulteration, loss, use or access, and to adopt measures to ensure the confidentiality, security, integrity, availability of such personal data.

ESG Matters

Sustainability is part of our strategy, our goal is to improve our corporate, economic, social, and environmental governance standards with efficient management of our resources, complying with current requirements without compromising future needs. We believe sustainability is one of our core values as we believe it is fundamental for long-term value creation for our stakeholders.

We are fully committed to operate under high ESG standards, as is evidenced by being recognized as one of the 10 most sustainable food retailers in the world by the Standard and Poor’s - Corporate Sustainability Assessment (CSA) 2023. As a result, we were mentioned, for the fifth consecutive year, in the CSA Sustainability Yearbook as members and drivers in our industry.

As of December 31, 2023, our ESG strategy focused on six pillars: environmental protection, child nutrition, sustainable trade, our people, corporate governance, and healthy lifestyle.

Materiality Analysis

In 2022, Éxito conducted a materiality analysis which allowed us to identify stakeholders’ expectations regarding social, environmental, and governance issues. The Company measures its materiality every two years and considers issues that may influence the relationship between stakeholders and the Company to answer the constant environmental change, market dynamics and stakeholder expectations. This analysis also permitted to set deadlines to validate whether the current issues of the sustainability strategy will continue in the short, medium, and long terms. The Company’s programs are aligned with the materiality analysis and the issues prioritized by the different stakeholders, including the Company’s sustainability committee, management, executive committees, employees, customers, suppliers, opinion leaders, the media, and the community, with the technical analysis of the sector and concerning the world’s commerce leaders. In 2022, for the first time the company carried out the exercise under the “Double Materiality” methodology, which gave us a better context of what stakeholders consider relevant for us to work.

The topics presented below highlight the focuses that we consider strategic and relevant to continue nourishing opportunities for Colombia.

(1)	Climate change: manage the carbon footprint and promote sustainable mobility on logistics, employees, and customers.

(2)	Support of the local economy and inclusive growth: promote local and non-intermediary purchases, supporting productive communities and vulnerable populations in Colombia.

(3)	Circular economy – packaging: promote circular economy principles, including the reduction, redesign, reuse and recycling through post-consumption programs; the correct management of waste in Éxito’s facilities, and the work toward eco-design.

(4)	Food waste: develop programs to avoid waste and promote donation.

(5)	Strengthen the Éxito Foundation strategy: promote the importance of human rights, and inclusive employee program.

(6)	Diversity and inclusion: promote respect for human rights, equal opportunities and accessibility to inclusive employability facilities and programs.

(7)	Protection of biodiversity: protect the biodiversity through strategic management to achieve deforestation-free and pro-deforestation supply chains of conservation.

(8)	Supply chain management: identify both the suppliers and our supply chain’s social and environmental aspects that enable mutual growth and the generation of shared value.

Strategic Sustainability Risk

The Company’s main strategic sustainability risks were identified under the ISO 31000 methodology and validated by the Company’s corporate and sustainability committees. The Company measures its main strategic sustainability risk every year.

The risks set forth below outlined the length of the Company’s impacts and allowed the Company to establish control measures, as well as associated strategies for social, environmental, and economic issues.

●	Protection of biodiversity: risk of damage to biodiversity or deforestation linked to branded products, mainly, edible palm oil and meat products.

●	Circular economy – packaging: economic and environmental risks related to non-packaging reduction (eco-design, bulk), reuse, and recycling of packaging (mainly plastic).

●	Social impacts in the supply chain: risk of non-compliance by suppliers with the regulations and commitments assumed by the Company concerning the protection of human rights, including circumstances such as child labor, forced labor, discrimination, deprivation of freedom of association, non-payment of the minimum wage, health and safety, among others.

●	Climate change management: physical risks related to extreme weather events and risks of market, reputation, rules or regulations changes.

●	Relationship with the communities: risk associated to communities losing confidence caused by an inadequate perception of the relationship between Éxito and the groups, which may affect the operation of the Company.

Climate Change Risk Assessment Aligned with TCFD

We acknowledge that climate risks impact environmental sustainability and directly influence our business resilience. By incorporating the recommendations of the TCFD (Task Force on Climate-Related Financial Disclosures) into our strategy, we seek to proactively anticipate, assess, and manage climate risks and opportunities. This integration puts us in line with the best international practices, strengthening our position in a constantly evolving business environment. During 2023, we collaborated with Transforma, a Colombian think tank that promotes climate action and ecological transitions, and UKPACT, within the Climate Asset Disclosure Initiative of Colombia (CCADI) framework, to enhance our capabilities and prepare for disclosure under the TCFD. These efforts represented an evolution and complemented the progress made in previous years.

Risk Type	Risk Driver	Risk Description
Transition - Political and legal	Promotion and sale of products erroneously labeled as low carbon or net zero.	reputational and legal damages due to misbranding of products.
Physical - Acute	Need to adapt to changes in the energy matrix, given the occurrence of physical climate change events, which may lead to an unintentional increase in GHG emissions.	Reputational risk due to non- compliance with public targets or extra expenses for carbon footprint offsetting.
Physical - Chronic	Social pressures due to conflicts with neighboring communities, due to competition for the use of scarce natural resources.	Reputational risk with neighbors, shortage of products critical for business continuity.

Probability			Impact
Baseline	IDEAM	2DS	Baseline	IDEAM	2DS
Almost certain	Likely	Likely	Moderate	Major	Major
Almost certain	Likely	Almost certain	Moderate	Major	Moderate
Almost certain	Almost certain	Almost certain	Catastrophic	Catastrophic	Catastrophic

As a result, the Company’s main climate-related risk are associated with the prohibition or restriction of refrigerant gases or fuel, the relocation of our primary supply chain and the interruption of our operations.

Sustainability Committee

As of December 31, 2023, the board of directors had a sustainability committee that had the purpose of evaluating the sustainability strategy and the focuses of work, as well as to monitor the projects through which the Company shall demonstrate its commitment to the proposed strategy. For more information about the sustainability committee, including its functions see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Sustainability Committee.”

In 2023, the main topics discussed by the sustainability committee included: (1) the approval and tracking of indicators related to social corporate goal, environmental corporate goals, and local and direct purchasing; (2) the definition of strategic sustainability risks; (3) the update of our sustainability policies (4) the discussion of climate change, prioritizing: the implementation of short, medium, and long-term actions to reduce cope 1 and 2 carbon footprint emissions, improve the measurement of different Scope 3 carbon footprint emission factor and the implementation of a quarterly follow-up KPI for the Company’s carbon footprint; (5) the follow-up on the implementation of the sustainable livestock model and the protection of biodiversity throughout the supply chain; (6) Communities strategy; and (7) employees wellbeing strategy.

Strategy

Éxito complies with Colombian laws related to the economic activities in which it operates.

Éxito is driven by its superior purpose of “Nourishing Colombia with opportunities.” The Company understands that its shareholders’ interests must be aligned with society through a sustainable strategy that incorporates social, environmental, and corporate governance aiming long-term growth and shared value creation for all stakeholders.

Éxito has incorporated in its strategy a social goal related to eradicate chronic child malnutrition in Colombia by 2030 and an environmental goal related to reduce its carbon footprint by 55% by 2025 (Scope 1 and 2). These two targets are related to our corporate strategy and our sustainability agenda.

Our sustainability strategy focuses on six pillars:

(1)	Environment: Éxito aims to maximize positive impacts on the environment to reduce, mitigate and compensate negative impacts that may be caused by its operations;

(2)	Zero malnutrition: Éxito works to eradicate chronic child malnutrition in Colombia by 2030 through Fundación Éxito;

(3)	Sustainable trade: Éxito works to generate value and trusting relationships with partners and suppliers by promoting: (1) sustainable practices and supporting programs that contribute to their growth, (2) local and direct procurement, and (3) support productive sectors and vulnerable populations;

(4)	People: Éxito works for its employees’ wellbeing and development, promotes diversity, inclusive work conditions and social dialogue;

(5)	Governance and integrity: Éxito aims to build trust with its stakeholders by acting under corporate governance standards, ethics, transparency, and respecting human rights;

(6)	Healthy lifestyle: Éxito mobilizes customers, employees, and suppliers towards healthier and balanced lifestyles, through a portfolio of products and services that allows them to develop healthy lifestyle habits.

Environment

Éxito’s environmental strategy focuses on maximizing the positive impact to mitigate and speed up adaptation, the development of actions to achieve a low carbon business and endure climate-resilient growth.

We established in 2018 the goal to reduce 35% of our carbon footprint by 2023, which we achieved in 2021, as certified by an independent third party which revises scope 1 and 2 CO2 emissions following the international GHG Protocol methodology. In addition, we embraced new challenges during 2021, our new corporate goal is to reduce our carbon footprint by 55% by 2025 (Scope 1 and 2). Éxito is the first food retailer in Colombia with a certified Carbon Neutral (Carulla FreshMarket) by ICONTEC.

We work on five fronts to achieve our goal: (1) climate change; (2) circular economy; (3) sustainable mobility; (4) real estate management with sustainability standards; and (5) biodiversity protection.

Climate change

We measure our carbon footprint following the GHG Protocol methodology, considering our retail and logistics operation, Éxito Industrias S.A.S. (our subsidiary that transforms food and some private label products and manufactures our textile lines), real estate, and corporate headquarters. In 2023, we emitted 234,099.31 CO2eq tons, including 170,253.17 CO2eq tons from direct fuel emissions and refrigerant gases (Scope 1), and 63,846.14 CO2eq tons from emissions from electricity consumption of the national transmission system (Scope 2). For the 2022 carbon footprint calculation, the GHG protocol had an update known as AR6. In this way, the company calculated its carbon footprint with these new GWPs that scientifically measure the impact of refrigerant gases on climate change more accurately.

As a transition plan to reduce our carbon footprint, we have started to implement solar energy projects. During 2023, we generated 10,361,146 kWh from solar energy projects. In addition, considering the potential risk of the prohibition or restriction of refrigerant gases, we are the first retailer in Colombia to implement natural refrigerant gases.

In response to these efforts, our brand Carulla FreshMarket was recognized as the first Latin America’s carbon-neutral food retailer certified by ICONTEC. In addition, the Viva Malls brand was recognized as the only Mall in Colombia with the same certification.

Circular economy

Our main priority for circular economy is less and better packaging. In 2023 we reduced 81.5% usage of plastic bags at points of sale in post-consumption areas in relation to the 2015 baseline.

We promote an increase in recycling of paper, cardboard, plastic, glass and metal packaging, Through the “Soy RE” initiative, we centralize our goal of recycling 30% of packaging by 2030. We offer post-consumption sites in our stores aligned with the leading international benchmarks and best practices in the circular economy (established by the Ellen MacArthur Foundation and the Consumer Goods Forum through the Plastic Waste Coalition) and follows the recommendations set out in the Golden Design Rules for Plastics Packaging. As a result, Éxito has a process that allows the recycling of more than 18,000 tons per year. The post-consumption strategy mobilizes more than 211 thousand recycling actions in Éxito’s stores, recycling more than 32.4 million packages, weighing 1,342.5 tons during 2023.

During 2018, we eliminated polystyrene as packaging (in the fruits, vegetables, and prepared foods section).

Sustainable mobility

In 2021, Logística, Transporte y Servicios Asociados S.A.S. – LTSA, our logistics subsidiary, was awarded in the category of Sustainability, Technology and Innovation during the Congress by the Colombian Federation of Road Cargo Transporters (Colfecar) during 2021. As of December 31, 2023, 38% of our fleet were electric vehicles.

Real estate management with sustainability standards

VIVA brand stores and shopping centers are Leadership in Energy & Environmental Design certified, which is granted by the Green Construction Council recognizing works with sustainable design, construction and real estate operation.

Biodiversity protection

Colombia is the second-largest country in biodiversity worldwide. Protecting nature by working with suppliers is our priority.

Éxito’s Sustainable Livestock program is a pioneer in Colombia and aims to consolidate a new business model to maximize production efficiency in harmony with the environment, based on the conservation and restoration of strategic areas and the preservation of ecosystem services. We monitor via satellite 100% of our direct cattle suppliers on an annual basis, which allows us to verify the compliance with agricultural frontier and tree density. This model operates in alliance with a well-known international organization that ensures transparency and independency in the monitoring system. Furthermore, together with UKPact and WWF, we were able to develop a conservation strategy ecosystem directly with our livestock suppliers.

We adopt the standards and are part of:

●	Tropical Forest Alliance 2030, which commits to zero deforestation in the country (founding partners);

●	Colombian agreement for the zero deforestation of the meat chain in Colombia (member);

●	New York Declaration of Forest - United Nations Development Program (signatory member); and

●	Consumer Goods Forum, a CEO-LED organization (member).

Other efforts have been made to mitigate the risk related to relevant commodities. For example, 100% of the edible palm oil in our private label is certified under Roundtable for Sustainable Palm Oil - RSPO. Furthermore, an analysis of the Soy supply chain has been made, verifying the origin country, and developing action plans related to this supply chain.

Zero Malnutrition

This pillar includes four action plans: (1) communicate and raise awareness; (2) generate resources and alliances; (3) generate and disseminate knowledge; and (4) influence public policy.

Éxito’s goal is to eradicate chronic child malnutrition in Colombia by 2030. During 2023, more than 72,567 children benefited from nutrition and complementary programs, and more than 183,358 food packages were delivered to those children and their families.

In the year ended December 31, 2023, Fundación Éxito’s total revenue was COP 39,534.6 million, as a result of the donations of Éxito and support of other various partners. We finance Fundación Éxito’s operation by selling recycling materials generated in our dark stores. In 2023, Fundación Éxito had a revenue of COP 13,933 million from recyclable material.

We have developed a food donation strategy in which Fundación Éxito donates products that were not sold but can still be consumed. During 2023, we donated 758 tons of food and 246 tons non-food products to 23 food banks and 160 institutions. We also financed the agricultural surplus recovery program (Reagro), preventing the loss and waste of more than 7,000 tons of farmers’ crops.

Sustainable Trade

Sustainable trade is managed in three action plans: (1) promotion of sustainable supply chains; (2) development of allies and suppliers; and (3) direct procurement from local suppliers.

Éxito is committed to strengthening local sourcing, promoting direct procurement, reducing negotiation with intermediaries, developing more sustainable supply chains, impacting the country’s economy positively, generating employment and contributing to the wellbeing of communities and people.

In 2023, considering perishable products, over 90.4% of products sold in our stores were locally sourced from Colombian suppliers, and 85.2% of this production was bought directly to farmers.

Textile manufacturing is an important industry in Colombia. For this reason, the Company has developed this supply chain at a local level. Approximately 92.9% of clothing sold in our stores is made in Colombia. We source from approximately 259 suppliers, that employ approximately 9,733 people, of which 75% are women.

Éxito is committed with its supply chain by offering suppliers training programs in digital environments, diversity and inclusion with a gender focus, ethics and sustainability, creative and inventive leadership, and continuous improvement projects, among others.

People

We believe our success is the success of our people. As a result, our action plan includes: (1) promoting social dialogue; (2) developing our people; (3) promoting diversity and inclusiveness, and (4) promoting gender equality.

Our goal is to generate employment, while promoting opportunities and inclusive growth, supporting and respecting the protection of human rights, labor rights, freedom of association, and collective agreements in our operation, promoting safe working conditions and dignified lives.

Éxito firmly believes that diversity, inclusion, and equality are sources of talent attraction, innovation, and cultural and social transformation, which leads to a better working environment and a more inclusive and equitable society.

Éxito is a major employer in Colombia, with more than 33,683 indefinite term employees as of December 31, 2023, of which approximately 50.4% were women. As of December 31, 2023, more than 28.0% of the Company’s top management positions were held by women. Additionally, approximately 4,102 people from populations at risk, which consider vulnerable community such as the armed conflict victims, ex-combatants, racial and ethnic minorities, among others, have been employed since 2006.

Éxito aims to mobilize this agenda national wide and align with the Social Development Goal- SDG 5, Éxito is also co-leader in implementing the Gender Parity Initiative, promoted by the Colombian Ministry of Labor, the Inter-American Development Bank, and the World Economic Forum.

On the matter of diversity in the workplace, inclusion and gender equity, in 2022 Éxito, was awarded the golden Equipares seal, which is a certification program that recognizes companies and organizations implementing the Gender Equality Management System correctly and is granted by the Colombian Ministry of Labor and the Presidential Council for Women’s Equity, with the technical support of the United Nations Development Program - UNDP. In addition to focusing on work environments, Equipares positively impacts gender equality throughout society, accelerating progress towards Sustainable Development Goal No. 5. In 2023, the company was the First Retailer in Colombia Certified with the Friendly Biz Seal. This seal recognizes actions that highlight a Company’s commitment to tolerance and anti-discrimination in working environments and was given by Cámara de la Diversidad, a coalition of over 250 businesses and organizations dedicated to promoting the economic empowerment of Latin America’s diverse populations, particularly in Colombia.

Governance and Integrity

Éxito has six action plans under this pillar: (1) promote best practices in corporate governance; (2) promote ethics and transparency standards to different stakeholders; (3) promote and communicate commitments related to respect for human rights; (4) facilitate a diverse and inclusive environment; and (5) promote communications and coherent relationships.

Éxito looks to build trust with stakeholders in the framework of comprehensive action under corporate governance standards, ethics, transparency, and respecting human rights.

Éxito follows the recommendations of the French Anticorruption Agency (Lei Sapin II) to reinforce the commitment with anticorruption best practices. In 2022, Éxito made a validation of bravery, corruption and fraud risks in the process that involve the Company’s value chain, following the requirements of the French Anticorruption Law (Lei Sapin II) and the recommendations of the French Anticorruption Agency to reinforce its commitment with the best practices in the relationship with third parties. As a consequence of this process, 6,072 of the Company’s employees are trained on money laundering, and terrorist funding prevention, while a total number of 41,435 direct and outsourced employees (including turnover) attending several training sessions related to regulation on fraud, risk management, corruption and data management.

Éxito is fully committed to operate under high ESG standards, as evidenced by our recognition as one of the 10 most sustainable food retailers in the world by the Standard and Poor’s – Corporate Sustainability Assessment (CSA) 2023. As a result, Éxito was mentioned, for the fifth consecutive year, in the CSA Sustainability Yearbook as members and drivers in its industry.

We reaffirmed our commitment to human rights aligned with the United Nations Global Compact initiative. Thus, Éxito continued adopting the associated principles and tools, such as the development of self-assessment, in partnership with the Danish Institute of Human Rights, the Confederation of Danish Industries, the Ministry of Economic Affairs, and the Danish Global Compact Self-Assessment Tool.

Éxito is conscious that the construction of shared value is a constant work and must be preserved with each stakeholder. Therefore, the company is committed to continuously working on its Human Rights Due Diligence process, based on various guidelines such as the Guiding Principles on Business and Human Rights, the Organization of Economic Co-operation and Development (the “OECD”) Guidelines for Multinational Enterprises, and the OECD Due Diligence Guidelines for Responsible Business Conduct. As part of this process, an independent third party, LH Law & Consulting, was engaged to carry out a human rights impact assessment at the corporate level, using a methodology based on various sources such as the Human Rights Compliance Assessment Tool (HRCA) of the Danish Institute for Human Rights, the Corporate Human Rights Benchmark Methodology, and the UN Guiding Principles Reporting Framework of Shift. This assessment was conducted for the second time.

Healthy Lifestyle

We are moved by the democratization of healthy living habits. We manage three action plans: (1) promote healthy lifestyle habits; (2) educate consumers, partners and suppliers for healthy living; and (3) offer products and services that encourage healthy lifestyles.

In our constant search for the satisfaction, well-being and nutrition of our customers, this year we have restructured the components and labels of 56 products. This continuous effort aims to comply with resolution 2492 of Colombian Law, delivering innovative and quality products in accordance with the healthiest standards for our consumers. In addition, we deliver information on healthy living habits to our customers through the Consumer Goods Forum.

Net Value Added

In 2022, we hired EAFIT University as a consultant to measure the net value generated to the society by doing an externality analysis of our operations.

The results showed that for every Colombian peso generated to our shareholders, 12.83 Colombian pesos were generated to society.

C.	Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of the date of this annual report.

JPMorganChase
Itaú
Float
0.69%
Cama Commercial Group (Grupo Calleja)
21.41%
ADR Program
66.59%
BDR Program
11.31%
grupo éxito
65.44%
Éxito Viajes y Turismos S.A.S
51%
Éxito industrias S.A.S
97.95%
Almacenes Éxito Inversiones S.A.S
100%
Transacciones Energéticas S.A.S E.S.P
100%
Marketplace Internacional Éxito y Servicios S.A.S
100%
Logística, Transporte y Servicios Asociados S.A.S
100%
Depósitos y Soluciones Logísticas S.A.S
100%
Patrimonio Autónomo Viva Malls
51%
Patrimonio Autónomo Iwana
51%
Fideicomiso Lote Girardot
100%
Puntos Colombia S.A.S
50%
Tuya S.A.
50%
SARA ANV S.A.
50%
Spice Investments Mercosur S.A
100%
Grupo Disco del Uruguay S.A.
69.15%
Devoto Hermanos S.A.
100%
Mercados Devoto S.A.
100%
Onper Investments 205 S.L.
100%
Libertad S.A.
100%

D.	Property, Plant and Equipment

As of December 31, 2023, in Colombia, Argentina and Uruguay we owned 83, 25 and 17 stores, respectively, and two distribution centers, one in Argentina and one in Uruguay. In Colombia we also lease 415 stores and 13 distribution centers and warehouses, and we also have 24 mixed stores (stores that are partially owned and partially leased by us). In Argentina we lease 11 stores, and in Uruguay we lease 81 stores and five distribution centers. The term of our lease agreements in these countries varies from three to 15 years, and payment conditions include a fixed fee and/or variable fee, which is calculated according to the percentage of sales.

For further information on capital expenditures, see “—A. Capital Expenditures and Investment Plan.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the other financial information included in this annual report.

A.	Operating Results

Overview

In Colombia we experienced some challenges at the beginning of 2021. Our operations in Colombia were affected by the closure of some stores and social protests across the country. In Uruguay, we experienced a challenging tourism season and Argentina faced macroeconomic difficulties. Nevertheless, we quickly adapted and managed to seize important opportunities that led us to obtain improvements in revenue and profitability, thanks to the strengthening of the omnichannel strategy, the consolidation of innovative formats and the recovery of businesses as important as the real estate and the financial.

The year 2022 proved to be a positive year with annual sales growing 21.8% based on solid innovation and omnichannel strategy. Consolidated selling, general and administrative expenses increased below inflation mainly due to cost efficiencies, which helped mitigate inflationary effects and non-cash effects, as deferred tax. In Uruguay, solid operations with an annual sales growth of 11.4% (in Uruguayan Pesos), and 34.4% in Colombian pesos, as a result of the food segment, a boost in consumption during the last quarter of the year and a solid growth of the FreshMarket strategy. The operations in Argentina had positive operational results with margin gains reflecting expense dilution and costs and expense control despite high inflation and the increasing effect of wages.

The year 2023 showed resilient results amid a challenging environment, with a top line growth of 2.4%, driven by healthy retail performance supported by innovative formats, solid contribution from the Uruguayan operations and strong real estate evolution, mitigating the effects of inflationary pressures across the region with costs and expenses control measures. In Colombia the main challenge is a slowdown in household consumption as inflation and interest rates remain high, but omnichannel sales are proving resilient. In Uruguay, our performance during tourism season was strong, growing above inflation and improving margins. These results in Colombia and Uruguay were partially offset by a decrease on Argentinian retail sales of 39.7  % as a result of the devaluation of the Argentinian peso against the Colombian peso.

In 2023, we added 56 stores from openings, renovations and conversions (49 in Colombia, 3 in Argentina and 4 in Uruguay). As of December 31, 2023, we operated 656 food retail stores, geographically diversified as follows: 522 stores in Colombia, 98 in Uruguay and 36 in Argentina, and consolidated selling area reached 1,063,235m2.

Macroeconomic Environment and Factors Affecting Our Results of Operations

Our results of operations are affected by macroeconomic conditions in Colombia, Uruguay and Argentina including inflation rates, interest rates, GDP growth, employment rates, wage levels, consumer confidence and credit availability. See “Item 3. Key Information – D. Risk Factors—Relating to the Countries Where We Operate.”

Macroeconomic Environment

Colombia

In the second quarter of 2021, as the vaccination of the Colombian population against COVID-19 advanced and the mobility restrictions in the country started loosening, the Colombian economy showed a quick and solid economic improvement despite the impact of the social unrest and protests, becoming one of the best performing economies in Latin America in 2021.

Unemployment decreased to 10.2% in the year ended December 31, 2023, compared to 11.2% as of December 31, 2022 and to 13.8% in 2021. GDP grew 0.6% in the year ended December 31, 2023, compared to 7.5% as of December 31, 2022. Inflation levels decreased to 9.3% in 2023 compared to 13.1% in 2022, however, it is still above the Colombian Central Bank´s objective of 3.0%. To control the inflationary trend, the Colombian Central Bank increased interest rates by 100 basis points to 13.0% as of December 31, 2023 compared to 12.0% as of December 31, 2022.

Inflation in Colombia can negatively impact our business as we may not be able to pass though price increases to our customers, which could negatively impact our financial results. Additionally, if the Colombian Central Bank is not able to control inflation through tight monetary measures, such as increases in interest rates, consumer spending may soar impacting our ability to increase revenues, principally in our retail business, which will in turn impact our gross margin. For additional information, see “Item 3. Key Information – D. Risk Factors—Risks Relating to the Countries Where We Operate—High rates of inflation in the countries where we operate may have an adverse impact on us.”

The following table sets forth data on real GDP growth, inflation, unemployment and interest rates in Colombia for the indicated periods:

	As of and for the year ended December 31,
Colombia	2023	2022	2021
	(%)
GDP increase	0.6	7.5	10.6
Inflation	9.3	13.1	5.6
Unemployment	10.2	11.2	13.8
IPP annual variation (1)	(5.8)	21.8	26.6
DTF end of year (2)	12.6	13.4	3.1
IBR end of year (3)	13.0	12.0	3.0

(1)	Producer Price Index (Índice de Precios del Productor) (“IPP”).
(2)	Annual Term Deposit Rate (Depósito a Término Fijo) (“DTF”).
(3)	One Month Interbank Reference Rate (Interés Bancario de Referencia) (“IBR”) end of year.

n.a. = not available as of the date hereof.

Sources: DANE for GDP growth, inflation, unemployment and IPP variation; Colombian Central Bank for DTF and IBR.

Uruguay

The Uruguayan economy growing trend was affected during 2023 by a decrease in exportations and a deterioration of the touristic activity in Uruguay. The unemployment rate in Uruguay decreased from 7.9% in 2022 to 7.8% in 2023. The inflation rate in Uruguay decreased from 8.3% in 2022 to 5.1% in 2023.

The following table sets forth data on real GDP growth, inflation, and unemployment in Uruguay for the indicated periods:

	As of and for the year ended December 31,
Uruguay	2023	2022	2021
	(%)
GDP increase	0.4	4.9	4.4
Inflation	5.1	8.3	8.0
Unemployment	7.8	7.9	7.0
IPP annual variation (decrease)(1)	(2.3)	(1.9)	20.7

(1)	Producer Price Index (Índice de Precios del Productor) IPP.

Sources: INE for, inflation, IPP annual variation and unemployment; Uruguayan Central Bank for GDP growth.

Argentina

The Argentinian economy showed gradual signs of recovery during the third quarter of 2021, resulting in an annual GDP increase of 10.3%. However, inflation rate remained high in 2021 reaching 50.9%, with an increase of 54.1% in food prices when compared to 2020. The lifting of the mobility restrictions in Argentina led to the increase of traffic at stores and commercial galleries, resulting in a 14.8% increase in retail sales in the country in 2021, according to the Argentinian Confederation of Medium Size Businesses (Confederación Argentina de la Mediana Empresa – CAME).

The Argentinian economy showed the highest inflation in the last three decades for the year ended December 31, 2023 reaching 211.4% with a price climb marked by the food and non-alcoholic beverages and home goods prices with a 251.3% and 231.7% yearly growth, respectively. The country continues facing challenges with high inflation rates that caused the GDP to decrease 1.6%, as well a falling behavior of the Argentinian peso which depreciated against the U.S. dollar by 356.3%.

The following table sets forth data on real GDP growth, inflation and unemployment in Argentina for the indicated periods:

	As of and for the year ended December 31,
Argentina	2023	2022	2021
	(%)
GDP increase (decrease)	(1.6)	5.2	10.3
Inflation	211.4	94.8	50.9
Internal wholesale price index	276.4	94.8	51.3
Unemployment	5.7	6.3	7.0
IPP annual variation(1)	260.3	98.2	50.0

(1)	Producer Price Index (Índice de Precios del Productor).

Source: INDEC.

Hyperinflation

Colombia and Uruguay are considered non-hyperinflationary economies. Argentina is considered a hyperinflationary economy and over the past three years the Argentine consumer price index has exceeded 100%. The table below sets forth the Argentine inflation rate and internal wholesale price index for the past five years:

For the year Ended December 31,	Argentine inflation	Argentine internal wholesale price index
	(%)	(%)
2019	53.8	58.5
2020	36.1	38.4
2021	50.9	51.3
2022	94.8	94.8
2023	211.4	276.4

Source: Argentine Central Bank and INDEC.

In 2023, the Argentine inflation rate reached a three-decade high of 211.4%. As a result, Argentina’s economy is considered to be hyperinflationary.

Financial statements related to the subsidiary in Argentina, Libertad S.A., have been adjusted for hyperinflation pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach. For more information, see note 4.

Exchange Rates

The Colombian peso has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Colombian peso depreciated against the U.S. dollar by 16.0% in 2021, 20.8% in 2022, and appreciated 20.5% in 2023. The appreciation of the Colombian peso was promoted in the final quarter of the year by the market expectations about the FED reducing the U.S. interest rate. This appreciation of the Colombian peso helped the country lowering inflationary pressures but was not enough to maintain low interest rates. Fluctuations of the Colombian peso against the U.S. dollar would also affect the U.S. dollar value of distributions and dividends. Our sales in each of our countries of operations are also priced in local currencies. The effect of exchange rate fluctuations is mitigated by the fact that most of our operating costs and expenses are denominated in local currency and a significant part of our indebtedness is denominated in Colombian pesos.

The Uruguayan peso depreciated against the U.S. dollar by 5.6% in 2021 and appreciated by 10.3% in 2022, and 2.6% in 2023. The effectiveness of monetary policy in the country may be a concern given the heavily dollarized economy.

The Argentinian peso depreciated against the U.S. dollar by 22.1% in 2021, 72.5% in 2022, and 356.3% in 2023. The depreciation of the Argentinian peso for 2023 was promoted by the government of Javier Milei, seeking to reduce the public spend on maintaining the value against the U.S. dollar.

For additional information, see “Item 3. Key Information – D. Risk Factors—Risks Relating to the Countries Where We Operate—Exchange rate volatility may adversely affect the economies of countries where we operate and us” and “—The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.”

Current Conditions and Trends in our Industry

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Cautionary Statement with Respect to Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

Inflation

Although inflation at the end of 2023 shows a decrease compared to 2022, the interest rates imposed by the Colombian Central Bank are still above the ones showed in 2022. This measure will in turn affect consumption as a result of price increases in components like food. In this context, we may not be able to transfer a portion of the price increase to our customers, which could affect our margins and working capital needs in the short- and medium-term. As costs and expenses increase mainly by inflation and transfer of these increases may not be transferred automatically to our customers our gross and operating margins will decrease as well as our operating cash generation. Costs efficiencies have been one of our top priorities, where significant efforts totaling approximately COP 261,000 million were made during 2023, focused mainly on: (1) labor costs; (2) reduction in utilities consumption, mainly savings on electricity; (3) rationalization and refocusing of marketing spending; (4) rent contracts renegotiation; and (5) optimization of logistics costs by improving analytics. Additionally, we continue our ongoing efforts to improve working capital such as: (1) negotiations with suppliers in terms of prices and payments terms to optimize our payables; and (2) managing purchases and product turnover to improve inventories.

For more information on the risks relating to inflation on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us—High rates of inflation in the countries where we operate may have an adverse impact on us.”

COVID-19

In response to the COVID-19 pandemic, government authorities around the world and in the countries where we operate imposed restrictive measures in 2020 and 2021. In the countries where we operate, state and local governments followed the guidelines issued by the respective Ministry of Health to control the spread of COVID-19 and imposed restrictions related to social distancing and lockdowns requirements, resulting in the closing of restaurants, schools, daycare centers, hotels, shopping malls, and areas with intense foot traffic, including parks and other public spaces.

The restrictive measures caused significant disruptions to the global economy and normal business operations across numerous sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected business confidence and consumer sentiment, and contributed to significant volatility in financial and commodity markets as well as stock exchanges worldwide, adversely affecting the trading price of our common shares.

Our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. Additionally, certain of our operations were not deemed essential by government authorities, which led to the closure of a significant part of our commercial galleries and centers in Colombia. Even after the re-opening of these commercial galleries and centers, we have experienced a reduced traffic of people at these venues.

Stores mainly located in Bogotá, Medellín, Santa Marta and Barranquilla were requested to shorten their opening hours and to limit their capacity during the first half of the year. The “White Telephone” service was activated to deliver exclusively to medical and nursing personnel. Éxito and Carulla stores complied with the Global Reporting Initiative Sustainability GRI Standards (sustainability reporting standards) endorsed by ICONTEC, for guaranteeing the reduction of risks for the safety of clients, suppliers and employees. During the second semester, mobility restrictions in Colombia and lockdowns were reduced strongly, and full commercial activation was authorized as the vaccination process advanced, favoring traffic to stores and shopping centers, and a recovery trend in tourism.

Restrictions related to COVID-19 in Colombia were lifted as of June 30, 2023.

In Uruguay, the government closed international borders for foreigners during most of the year in 2021 to control the spread of the COVID-19 pandemic, in addition to imposing restrictions such as the closure of many commercial establishments. The government also appealed to the preventive and voluntary care of its inhabitants accompanied by restrictions, closure of public offices and lockdowns of commerce including shops of all types, stores, bars and restaurants. Since August 24, 2021, private and social events were allowed following health protocols and with reduced capacity. From September 1, 2021, a gradual reopening of the country’s borders to foreigners was allowed, following health protocols. From November 2021, total opening of borders was authorized to boost economic activity during the summer season.

During the first semester of 2021, the Argentinian government implemented severe restrictions such as capacity reduction at stores, closure of stores, the prohibition to sell non-essential items, and restrictions on foot and car traffic at night. Argentina suffered from the increase in contagion during the first semester 2021 and consequently, the government sectorized restrictions to limit mobility by affecting public transportation and setting restrictions on traffic at night. In line with the region, the government loosened restrictions during the second semester, which allowed the recovery in traffic at stores and commercial galleries.

As a result of the COVID-19 pandemic, we experienced a temporary increase in sales in our stores in Colombia since people were initially stocking food, in addition to the change in consumption pattern of individuals, from restaurants to home meal preparations. The COVID-19 pandemic also resulted in greater adherence to online sales channels as an option of convenience to the consumer in all countries where we operate.

The extent to which the coronavirus and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted. No recent comparable events exist that provide us with guidance regarding the effects of a severe global pandemic. As a result, the final impact of the COVID-19 outbreak is uncertain and subject to changes that we cannot predict.

For more information on the risks relating to the COVID-19 pandemic on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us.”

Operating Segments

We disclose information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated. Our three operating segments are the same as our reportable segments.

Total assets and liabilities and cash flows by operating segment are not specifically reported internally for management purposes and consequently they are not disclosed in the framework of IFRS 8 – Operating segments.

Reportable segments include:

Colombia

Our Colombia segment comprises three banners: Éxito, Carulla and Low cost and others:

●	Éxito: revenues from retailing activities, with stores under the banner Éxito.

●	Carulla: revenues from retailing activities, with stores under the banner Carulla.

●	Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina

●	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay

●	Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

Internal Controls over Financial Reporting

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of December 31, 2021

In conjunction with the audit of CBD’s consolidated financial statements as of and for the year ended December 31, 2021, we reported to CBD material weaknesses in our internal control over financial reporting as of December 31, 2021, which CBD reported in their annual report on Form 20-F for the year ended December 31, 2021, as follows:

Inadequate entity-level controls over reviewing and monitoring effectiveness of IT general controls and business processes controls

Our monitoring controls were insufficient to (i) timely detect and remediate deficiencies on the operation of IT general controls and (ii) timely and effectively execute the plan for testing operating effectiveness of internal controls related to certain business processes, especially in regard to the sufficiency and appropriateness of evidence and review of information produced by entity used in the controls.

Ineffective general IT controls to support our IT operating systems, database, and IT applications.

We failed to maintain effective internal controls on the review of users’ access on IT applications and our segregation of duties, to support the IT operating systems, database, and IT applications. These deficiencies also affected the effectiveness of business process automated controls, manual controls with an automated component, and the database and logic of the reports that were used to execute certain automated and manual controls.

None of these deficiencies resulted in an error in our financial statements but could have had pervasive impacts.

Remediation

Our management substantially addressed these deficiencies during 2021 related to design and implementation of relevant controls; however, the deficiencies related to operation of controls still remained as of December 31, 2021. These remedial actions started with a strengthening of our monitoring of planning and execution of controls in earlier stages in the process, especially within IT general controls. Our remediation plan was fully implemented in 2022, leading to a remediation of these material weaknesses previously reported to CBD as of December 31, 2022.

As of December 31, 2022

In conjunction with the audit of CBD’s consolidated financial statements as of and for the year ended December 31, 2022, we reported to CBD material weaknesses in our internal control over financial reporting as of December 31, 2022, which CBD reported in their annual report on Form 20-F for the year ended December 31, 2022, as follows: We did not have sufficiently trained resources resulting in an ineffective risk assessment process related to internal control over financial reporting for certain processes that defined clear financial reporting objectives and evaluated risks, including risks related to specific changes that could significantly impact our system of internal control. As a result:

●	Trained resources – Information technology: We did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting. Therefore, all process-level manual and automated controls dependent upon the accuracy and completeness of information were also ineffective because they could have been adversely impacted.

●	Process-level control for cost adjustments: We did not effectively design, implement or operate process-level control activities related to the monthly adjustment for the difference between standard cost and actual cost for manufactured products within the inventory process.

●	Complex transactions: We did not effectively design, implement or operate process-level control activities over complex transactions.

Remediation

During 2023, our management substantially addressed the deficiencies related to inadequately trained resources, which had resulted in an ineffective risk assessment process concerning internal control over financial reporting for certain processes. These processes lacked clearly defined financial reporting objectives and evaluation of associated risks, including those related to specific changes that could significantly impact our internal control system.

To address these issues, remedial actions began with additional staffing efforts to facilitate a thorough assessment of internal control risks which included, automating processes with RPAS and technological support applications, training for staff on financial risk management, and fostering synergies with cross-functional support areas for the proper definition of controls.

Trained resources - Information technology: Throughout the fiscal year 2023, the Company implemented a comprehensive plan to address this deficiency. This initiative aimed to ensure the reliability of the information used in financial reporting, by ensuring compliance with general IT controls. The implementation of this plan yielded effective outcomes that positively impacted the reliability, integrity, and accuracy of information used in manual and automated process-level controls, thereby remedying the previously identified weaknesses.

Process-level control for cost adjustments: For the year 2023 controls were strengthened by the Company to ensure that the standard cost allocated for product valuation is reasonable, and to verify variations between actual and standard costs to ensure alignment with the Company’s established goals, validating their analysis and correct recording. The implementation and strengthening of this remediation plan proved effective in overcoming the identified weakness.

Complex transactions: The Company continues to enhance the process for analyzing and recording complex transactions in the financial statements. Additionally, controls are being refined to ensure accurate calculation, recognition, and proper substantiation and authorization of these transactions. This plan is still not adequately implemented, and the deficiency persists.

As of December 31, 2023

During the fiscal year 2023, deficiencies related to trained resources (Information technology) and process-level control for cost adjustments were remediated, while complex transactions still persist. Additionally, our internal control framework, particularly in areas such as segregation of review and approval processes, financial reporting procedures, evaluation of going concern, oversight of financial reporting and compliance, and revenue and collection controls were found to be inadequate. Consequently, several material weaknesses have been identified:

●	Segregation of Review and Approval of Journal Entries: The Company did not effectively design a control related to the segregation of review and approval of journal entries.

●	Inventory Control: The Company did not effectively design a control related to inventory to ensure the existence and accuracy at the end period.

●	Financial Reporting Process: The Company did not effectively design, implement, or operate controls over the financial reporting process.

●	Evaluation of Going Concern: The Company did not design a control related to evaluation of the Company´s going concern.

●	Oversight of Financial Reporting and ICOFR: The Company has ineffective oversight of the entity´s financial reporting and ICOFR by those charged with governance.

●	Revenue and Collection Control for Libertad S.A.: Libertad S.A., a significant component of Almacenes Éxito S.A. in Argentina, did not effectively design a control related to revenue and collection.

Remediation

A comprehensive remediation plan will be developed and executed over the forthcoming years to address all identified deficiencies. This plan will involve enhancing controls, revising procedures, and implementing additional measures to ensure the effectiveness and reliability of our internal controls framework. These efforts will be aimed at mitigating risks, improving financial reporting accuracy, and ensuring compliance with international standards.

Segregation of Review and Approval of Journal Entries: The Company has controls related to manual accounting adjustments review. However, in the following years, the control activity will be enhanced, taking into account the evaluation of relevant quantitative and qualitative factors considering the impact on the financial statement.

Inventory Control: The Company has controls which aim to ensure the accuracy of the counts through cyclical counts on inventories based on criticality or risk of loss per sub-line. To improve controls, the Company will document the procedure for determining the provision for recognized loss in subsequent years.

Financial Reporting Process: To ensure completeness and accuracy the Company will implement and properly operate monthly, quarterly, and annual controls in compliance with IFRS.

Evaluation of Going Concern: The Company will improve the documentation and information used to analyze the going concern assumption, including monitoring cash position, working capital, minimum cash levels, and debt limits.

Oversight of Financial Reporting and ICOFR: The Company is committed to enhancing oversight of financial reporting and internal control over financial reporting (ICOFR) by bolstering the presence of personnel possessing the requisite competence and authority. Currently, the Company benefits from the expertise and authority of personnel responsible for supervising and maintaining the functionality of internal controls over financial information and financial statement disclosure. This necessitates ongoing reporting to the Audit Committee for quarterly reviews. However, the company acknowledges the need for further enhancements in control mechanisms to ensure adequate supervision of internal control and financial information.

Revenue and Collection Control for Libertad S.A.: For the subsidiary Libertad in Argentina, the design of controls related to income and collections will be enhanced. Controls within the revenue and collection cycle will be reviewed and strengthened to ensure that those focused on reconciliation, review, and accounting recognition provide reasonable assurance of accuracy.

Principal Components of Our Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from contracts with customers

Our revenues from contracts with customers include: (1) retail sales, including property development projects and services from our retail operations; (2) rental income from our shopping center tenants; (3) revenues from our credit card operations, which consists of income from interest and other items charged to cardholders; and (4) revenues from complementary businesses such as insurance, travel, telephone, and transportation, among others. Our revenues are net cash discounts and volume discounts and rebates; value added tax is excluded.

Cost of sales

Our cost of sales includes: (1) the cost of goods sold net of trade discounts and purchase rebates, (2) logistics costs and (3) allowances for inventory losses.

Distribution, administrative, selling and other operating expenses

Distribution, administrative, selling and other operating expenses include all expenses necessary to complete the sales as well as the expenses required to provide the services, such as depreciation and amortization of property, plant and equipment (including right of use assets), utilities, operating taxes, advertising, personnel expenses, payments under service agreements, repairs and maintenance, insurance, fees and lease expenses, among others.

Net financial income (cost)

Our financial income includes, mainly, gains from derivative financial instruments, gains from exchange rate differences and interest income on cash and cash equivalents.

Our financial cost includes, mainly, interest expense on lease liabilities and other loans and borrowings, losses from exchange rate differences, losses resulting from the hyperinflation adjustments of our Argentinian subsidiary and losses from derivative financial instruments, among others.

Income tax expense

Our income tax expense includes current income tax and deferred income tax. We recognize deferred tax assets and liabilities arising from temporary differences between the tax bases of assets and liabilities and their carrying amounts, measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Results of Operations for the years ended December 31, 2023 and 2022

	Year ended December 31,
	2023	2022	Change
	(in millions of COP)		(%)
Continuing operations
Revenue from contracts with customers	21,122,087	20,619,673	2.4%
Cost of sales	(15,696,044)	(15,380,090)	2.1%
Gross profit	5,426,043	5,239,583	3.6%
Distribution, administrative and selling expenses	(4,482,993)	(4,231,887)	5.9%
Other operating revenue	36,894	52,929	(30.3)%
Other operating expenses	(107,433)	(80,152)	34.0%
Other income	10,270	9,661	6.3%
Operating profit	882,781	990,134	(10.8)%
Financial income	284,090	219,909	29.2%
Financial cost	(698,380)	(600,383)	16.3%
Share of profit in associates and joint ventures	(114,419)	(34,720)	229.5%
Profit before income tax from continuing operations	354,072	574,940	(38.4)%
Income tax expense	(45,898)	(325,702)	(85.9)%
Profit for the year from continuing operations	308,174	249,238	23.6%
Net loss from discontinued operations	-	-	-
Profit for the year	308,174	249,238	23.6%
Attributed to controlling share holders	125,998	99,072	27.2%
Attributed to non-controlling share holders	182,176	150,166	21.3%

Revenue from contracts with customers

Revenue from contracts with customers increased by 2.4%, or COP 502,414 million, to COP 21,122,087 million in the year ended December 31, 2023, compared to COP 20,619,673 million in the corresponding period in 2022. This increase was primarily driven by the growth in Uruguayan retail sales, bolstered by innovative formats and omnichannel strategies. Sales from Colombian operations remained stable, increasing by 3.6%, despite a negative impact in the electronics category, particularly household appliances.

Our consolidated total revenues from retail sales increased by 2.4%, or COP 472,235 million, to COP 20,226,311 million in the year ended December 31, 2023, compared to COP 19,754,076 million in the corresponding period in 2022. Service revenue increased by 10.6%, to COP 819,493 million in the year ended December 31, 2023, from COP 741,246 million in the corresponding period in 2022 mainly as a result of higher revenues from our real estate properties. Other revenue decreased by 38.7%, or COP 48,068 million, mainly as a result of a decrease of COP 50,189 million in real estate projects which were finalized during the year ended December 31, 2022.

Retail sales

		For the year ended December 31,
Operating segment	Banner	2023	2022(a)	Change
		(in millions of COP)		(%)
Colombia	Éxito	10,214,174	10,094,080	1.2%
	Carulla	2,434,416	2,153,203	13.1%
	Low cost and other	2,370,319	2,270,112	4.4%
Colombia		15,018,909	14,517,395	3.5%
Argentina		1,014,898	1,683,717	(39.7)%
Uruguay		4,193,328	3,553,925	18.0%
Total sales		20,227,135	19,755,037	2.4%
Eliminations		(824)	(961)	(14.3)%
Total consolidated		20,226,311	19,754,076	2.4%

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the year ended December 31, 2022, have been restated for comparative purposes using the same store allocation presented during the year ended December 31, 2023.

Colombia

Retail sales increased by 3.5%, or COP 501,514 million, to COP 15,018,909 million in the year ended December 31, 2023, compared to COP 14,517,395 million in the corresponding period in 2022. Annual sales reflected: (1) the contribution from a consistent customer-centered strategy focused on innovative formats Wow, Fresh Market, Vecino and Surtimayorista (share of sales reached 42.2%); (2) an increase on sales from omnichannel (growing 10.1% compared to the corresponding period in 2022 and reaching an Omnichannel share of 12.7%); and (3) the contribution from the 49 stores opened, converted and remodeled during the year ended December 31, 2023.

Éxito banner

Éxito banner retail sales increased by 1.2%, or COP 120,094 million, to COP 10,214,174 million in the year ended December 31, 2023, compared to COP 10,094,080 million the corresponding period in 2022. In the year ended December 31, 2023. These increases were driven by an increase in sales from Éxito Wow stores of 4.9%, an increase of 6.8% in food sales compared to the year ended December 31, 2022, and Omnichannel share reaching 10.4%. During the year ended December 31, 2023, Éxito Wow stores totaled 32 stores and represented 36.3% of the total sales of the Éxito banner, an increase of 1 store opened, converted or remodeled and 133 basis points in the total share of sales of the banner compared to the period ended December 31, 2022. Éxito banner Same store sales decreased 0.4% compared to the corresponding period in 2022.

Carulla banner

Carulla banner retail sales increased by 13.1%, or COP 281,213 million, to COP 2,434,416 million in the year ended December 31, 2023, compared to COP 2,153,203 million in the corresponding period in 2022. Carulla banner continued with a high Omnichannel share increasing almost 49.7% reaching 24.6% as a result of an increase of Turbo-Fresh sales of approximately 91.7% and an increase of 13.8% in food sales compared to the corresponding period in 2022. During the year ended December 31, 2023, Fresh Market stores totaled 31 stores and represented 62.7% of Carulla’s total sales, an increase of 1 store remodeled and 137 basis points in the total share of sales of Carulla banner compared to the corresponding period in 2022. During the year ended December 31, 2023, Carulla banner continues with its “Turbo-Fresh” service in alliance with Rappi for deliveries under 10 minutes and its Fresh Market model was recognized as the first carbon neutral certified food retailer in Latin America by ICONTEC.

Low-cost & other

Retail sales in our low-cost and other banners increased by 4.4%, or COP 100,207 million, to COP 2,370,319 million in the year ended December 31, 2023, compared to COP 2,270,112 million in the corresponding period in 2022. This increase was mainly due to: (1) the performance of the 64 Surtimayorista stores (including 18 new stores). These 18 new stores brought approximately COP 75,500 million in new sales and represented 0.5% of sales in Colombia (while the total 64 stores grew by 8.0%, and increase of COP 60,720 million and reached 5.4% of total sales in Colombia); (2) the solid segment performance of Surtimax in Medellin with an increase of 6.4%; and (3) the solid growth of the food category in Surtimayorista mainly driven by fast moving consumer goods.

Argentina

Retail sales decreased by 39.7%, or COP 668,819 million, to COP 1,014,898 million in the year ended December 31, 2023, compared to COP 1,683,717 million in the corresponding period in 2022. This decrease was mainly as a result of: (1) the devaluation of the Argentinian peso during the year, especially in December 2023, (2) high inflation of 211.4%; and (3) an increase of 251.3% in food prices and non-alcoholic drinks when compared to the year ended December 31, 2022.

Uruguay

Retail sales increased by 18.0%, or COP 639,403 million, to COP 4,193,328 million in the year ended December 31, 2023, compared to COP 3,553,925 million in the corresponding period in 2022. Even though sales were negatively impacted by a devaluation of 18.5% of the Uruguayan peso against the Colombian peso, Sales in local currency (Uruguayan peso) increased 9.9% (above local inflation of 5.1%), mainly as a result of: (1) the good performance of the tourism season in 1Q23; (2) the solid growth of the 32 Fresh Market stores (an increase of 11.7%), and (3) the Omnichannel share of 3.6%.

Service and other revenue

	Year ended December 31,
	2023	2022	Change
	(in millions of COP)		(%)
Leases and real estate related income	317,828	264,322	20.2%
Distributors	93,702	84,424	11.0%
Advertising	99,224	94,802	4.7%
Transport	37,035	29,837	24.1%
Telephone services	40,973	34,811	17.7%
Commissions	33,867	27,354	23.8%
Banking services	21,817	19,082	14.3%
Lease of physical space	86,598	100,968	(14.2)%
Administration of real state	52,613	43,719	20.3%
Money transfers	9,096	8,753	3.9%
Other	26,740	33,174	(19.4)%
Total service revenue	819,493	741,246	10.6%
Real estate projects	13,014	63,203	(79.4)%
Collaboration agreements	7,513	8,437	(11.0)%
Marketing events	20,228	19,402	4.3%
Royalty revenue	3,783	3,530	7.2%
Other	31,745	29,779	6.6%
Total other revenue	76,283	124,351	(38.7)%
Total service and other revenue	895,776	865,597	3.5%

Service revenue increased by 10.6%, or COP 78,247 million, to COP 819,493 million in the year ended December 31, 2023, from COP 741,246 million in the corresponding period in 2022, mainly as a result of an increase of COP 53,506 million due to higher revenues from leases and our real estate properties related income.

Other revenue decreased 38.7%, or COP 48,068 million, to COP 76,283 million in the year ended December 31, 2023 from COP 124,351 million in the corresponding period in 2022, mainly as a result of: (1) a decrease of COP 50,189 million related mainly to lower operating results generated in real estate projects; and (2) a decrease of COP 924 million in revenue from fees and collaboration agreements mainly with Tuya.

Gross profit

	Colombia			Uruguay			Argentina
	For the year ended December 31,
	2023	2022	Change	2023	2022	Change	2023	2022	Change
	(in millions of COP, except percentages)
Retail sales	15,018,909	14,517,395	3.5%	4,193,328	3,553,925	18.0%	1,014,898	1,683,717	(39.7)%
Service revenue	753,071	648,806	16.1%	28,529	25,783	10.7%	37,893	66,657	(43.2)%
Other revenue	63,014	113,466	44.5%	13,485	10,815	24.7%	15	341	(95.6)%
Gross profit	3,558,757	3,385,817	5.1%	1,506,654	1,249,056	20.6%	360,632	604,403	(40.3)%
Gross margin	22.5%	22.2%		35.6%	34.8%		34.3%	34.5%

Consolidated gross profit increased 3.6%, or COP 186,460 million, to COP 5,426,043 million in the year ended December 31, 2023, compared to COP 5,239,583 million in the corresponding period in 2022. While our revenues increased 2.4%, our cost of sales increased 2.1% as a result of: (1) better margins in Colombia and Uruguay; and (2) stable contribution from Colombia and Uruguay.

Our consolidated gross margin increased 28 basis points to 25.69% in the year ended December 31, 2023, from 25.41% in the corresponding period in 2022.

Colombia

Gross profit increased 5.1% in the year ended December 31, 2023, compared to the corresponding period in 2022. This variation was mainly due to an increase in net revenue of 3.6% and in cost of goods sold of 3.2%. As a result, gross margin improved 31 basis points to 22.5% in the year ended December 31, 2023, from 22.2% in the corresponding period in 2022, explained by: (1) the positive performance of the real estate business; and (2) a base effect from food industry adjustments in 4Q22, partially compensated by the effect of inflation on costs and lower contribution from non-food due to high interest rates.

Argentina

Gross profit decreased 40.3% (in COP) in the year ended December 31, 2023, compared to the corresponding period in 2022 and gross margin reached 34.3%, 27 basis points below the corresponding period in 2022 as a result of a decrease in 39.9% in net revenue and in cost of goods sold of 39.6%. This result in gross profit is entirely explained by the strong devaluation of the Argentinian peso. Excluding Fx effects, sales increased 246.3%, while gross margin increased 242.8%. Gross margin growth in local currency was mainly explained by increased sales from the cash & carry format and increased household consumption in the country amidst a hyperinflationary context while the decrease in basis points was explained by lower margin of the cash & carry format.

Uruguay

Gross profit increased 20.6% (in COP) in the year ended December 31, 2023 compared to the corresponding period in 2022 and gross margin reached 35.6%, 79 basis points above the corresponding period in 2022, as a result of: (1) lower cost of sales of 64.4% of revenues compared to 65.2% in the same period in 2022; (2) increased share of fresh market stores, reaching 58.8% of total sales compared to 52.9% in 2022; and (3) the good results of the tourist season in 1Q23.

Distribution, administrative and selling expenses

	Year ended December 31,
	2023	2022	Change
	(in millions of COP)		(%)
Distribution expenses	2,428,475	2,253,239	7.8%
Administrative and selling expenses	374,502	400,737	(6.5)%
Distribution, administrative and selling expenses	2,802,977	2,653,976	5.6%
Employee benefit expenses	1,680,016	1,577,911	6.5%
Total distribution, administrative and selling expenses	4,482,993	4,231,887	5.9%

Distribution expenses & Administrative and selling expenses

Distribution expenses & Administrative and selling expenses increased 5.6% or COP 149,001 million, and represented 62.5% of total distribution, administrative and selling expenses including employee benefit expense for the year ended December 31, 2023, from 62.7% for the corresponding period in 2022. The increase of 5.6% is mainly a result of: (1) an increase in credit and debit card charges of COP 17,510 million, as a consequence of higher sales; (2) an increase of COP 49,703 million in amortizations and depreciation as a result of an increase in assets due to higher reforms; and (3) COP 12,514 million and COP 8,742 million in higher cleaning and security expenses, respectively, as a result of inflation increases. These increases were partially offset by: (1) a decrease of COP 11,569 million in the outsourced employees, (2) a decrease of COP 6,998 million in advertising expenses and (3) a decrease of COP 3,798 million in professional fees.

Employee benefit expenses

Employee benefit expenses, net increased 6.5%, or COP 102,105 million, in the year ended December 31, 2023, and represented 37.5% of total distribution, administrative and selling expenses for the year ended December 31, 2023, from 37.3% for the corresponding period in 2022. This increase is mainly a result of increases in minimum wages across the region coming from CPI adjustments and local regulations as well as health benefits and pension plans.

Other operating expenses, net

Other operating expenses, net increased 243.2% or COP 42,707 million, to COP 60,269 million in the year ended December 31, 2023 from COP 17,562 million in the corresponding period in 2022. This variation was a result of: (1) a decrease of COP 16,035 million in other operating revenues; (2) an increase of COP 15,240 million in expenses from the restructuring plan provision, which includes operating excellence plan and corporate retirement plan, net; and (3) an increase of COP 12,004 million in fees for the registration process in the New York and Sao Paulo Stock Exchanges.

Operating profit

Our operating profit decreased 10.8%, or COP 107,353 million, to COP 882,781 million in the year ended December 31, 2023, from COP 990,134 million in the corresponding period in 2022. This decrease was mainly due to: (1) an increase of 5.9% or COP 251,106 million in distribution, administrative, and selling expenses; and (2) an increase of 243.2% or COP 42,707 million in other operating expenses, net, offsetting an increase of 3.6% or COP 186,460 million in gross profit.

Our operating profit margin decreased to 4.2% for the year ended December 31, 2023, compared to 4.8% in the same period of 2022. This decrease was explained by (1) an increase of 70 basis points in the portion of distribution, administrative, and selling expenses relative to our total revenue from contracts with customers; and (2) a 12 basis points increase in other operating expenses, net, as a percentage of total revenue from contracts with customers.

Financial income

Financial income increased 29.2%, or COP 64,181 million, to COP 284,090 million in the year ended December 31, 2023 from COP 219,909 million in the corresponding period in 2022, explained mainly by: (1) an increase of COP 106,883 million in gains from foreign exchange differences; (2) a COP 18,812 million increase in gain from interest on cash and cash equivalents; and (3) a COP 7,463 million increase in gains from net monetary position, result of the statement of profit and loss. This was partially offset by: (1) a decrease of COP 37,265 million in gain from liquidated derivative financial instruments and (2) a decrease of COP 28,753 million in gain from valuation of derivative financial instruments.

Financial cost

Financial cost increased 16.3%, or COP 97,997 million, to COP 698,380 million in the year ended December 31, 2023, from COP 600,383 million in the corresponding period in 2022. This increase was mainly due to: (1) a COP 116,288 million increase due to higher interest expense on loans and borrowings as a result of higher interest rates, mainly in Colombia; (2) an increase of COP 63,040 million in factoring expenses; (3) a COP 60,797 million increase in loss from liquidated derivative financial instruments; (4) a COP 26,845 million increase in interest expense on lease liabilities; and (5) a COP 18,197 million increase in loss from fair value changes in derivative financial instruments. This was partially offset by: (1) a COP 94,493 million decrease in net monetary position expense, effect of the statement of financial position; and (2) a COP 92,543 million decrease in loss from foreign exchange differences.

Share of profit in associates and joint ventures

Corresponds to share in profit of our joint ventures, Tuya and Puntos Colombia S.A.S. that are accounted for using the equity method. In the year ended December 31, 2023, we recognized a share of loss in associates and joint ventures of COP 114,419 million compared to a share of loss in associates and joint ventures of COP 34,720 million in the corresponding period in 2022.

Profit before income tax from continuing operations

Our profit before income tax from continuing operations decreased 38.4%, or COP 220,868 million, to COP 354,072 million in the year ended December 31, 2023 from COP 574,940 million in the corresponding period in 2022, explained by (1) an increase of COP 97,997 million in financial costs explained mainly by increase in interest expenses, factoring expenses and loss from liquidated derivative financial instruments; (2) a COP 79,699 million increase in share of loss in associates and joint ventures; and (3) a COP 251,106 million increase in distribution, administrative and selling expenses. These increases in costs and expenses were partially offset by a COP 64,181 million increase in financial income, mainly due to higher gains from exchange differences and interest on cash and cash equivalents, and a COP 186,460 increase in gross profit.

Income tax expense

Income tax expense amounted to COP 45,898 million in the year ended December 31, 2023, resulting in an effective tax rate of 13.0%, compared to COP 325,702 million in the corresponding period in 2022, resulting in an effective tax rate of 56.6%. The income tax expense decreased 85.9% or COP 279,804 million in the year ended December 31, 2023, mainly due to a decrease in profit before income tax of COP 220,868 million compared to the corresponding period in 2022. The decrease of 44 percentage points in the effective tax rate results from non-taxable income being higher than non-deductible expenses, mainly from profit from subsidiaries being non-taxable under Colombian tax regulation. As a consequence, current tax expense decreased COP 76,685 million and deferred tax income gain increased to COP 60,211 million.

Profit for the period

Profit for the period increased 23.6%, or COP 58,936 million, to COP 308,174 million in the year ended December 31, 2023, from COP 249,238 million in the corresponding period in 2022. The profit before income tax from continuing operations decreased COP 220,868 million mainly due to: (1) an increase of COP 251,106 million in distributions, administrative and selling expenses, (2) an increase of COP 97,997 million in financial cost, and (3) an increase of COP 79,699 million in share of profit in associates and joint ventures. However, this result was offset by a decrease of income tax expense of COP 279,804 million resulting in an increase in the profit for the period.

Results of Operations for the Years Ended December 31, 2022 and 2021

	For the year ended December 31,
	2022	2021	Change
	(in millions of COP)		(%)
Continuing operations
Revenue from contracts with customers	20,619,673	16,922,385	21.8%
Cost of sales	(15,380,090)	(12,488,856)	23.2%
Gross profit	5,239,583	4,433,529	18.2%
Distribution, administrative and selling expenses	(4,231,887)	(3,489,920)	21.3%
Other operating expenses, net	(17,562)	(24,201)	(27.4)%
Operating profit	990,134	919,408	7.7%
Financial income	219,909	173,819	26.5%
Financial cost	(600,383)	(369,574)	62.5%
Share of profits (loss) in associates and joint ventures	(34,720)	7,234	(580.0)%
Profit before income tax from continuing operations	574,940	730,887	(21.3)%
Income tax expense	(325,702)	(137,670)	136.6%
Profit for the year from continuing operations	249,238	593,217	(58.0)%
Net loss from discontinued operations	—	(280)	—
Profit for the year	249,238	592,937	(58.0)%
Attributed to controlling share holders	99,072	474,681	(79.1)%
Attributed to non-controlling share holders	150,166	118,256	(27.0)%

Revenue from contracts with customers

Revenue from contracts with customers increased by 21.8%, or COP 3,697,288 million, to COP 20,619,673 million in the year ended December 31, 2022, compared to COP 16,922,385 million in the year ended December 31, 2021. This increase was mainly due to retail revenue growth promoted by innovative formats, omnichannel and performance of our complementary businesses.

Our consolidated total revenues from retail sales increased 22.7%, or COP 3,648,320 million, to COP 19,754,076 million in the year ended December 31, 2022, compared to COP 16,105,756 million in the year ended December 31, 2021. Service revenue increased 21.7%, to COP 741,246 million in the year ended December 31, 2022, from COP 609,303 million in the year ended December 31, 2021, mainly as a result of an increase in leases and real estate related income of COP 106,747 million. Other revenue decreased 40.0%, or COP 82,975 million, mainly as a result of: (1) a decrease of COP 59,050 million in revenue from fees and collaboration agreements mainly with Tuya due to an increase in provisions needed to support strong commercial dynamism with an increase of 25.6% in loan portfolio for the year ended December 31, 2022, and (2) a decrease of 27.5%, or COP 23,971 million, in revenues from development fees in real estate projects coming from the bonus received for operating results generated in real estate projects for COP 32,948 million, the bonus received to ensure the permanence in a leased property for COP 6,000 million and to income from compliance with commercial alliance goals for COP 4,422 million, while in 2021 it corresponds mainly to income from fees for the development and construction of real estate projects for COP 74,938 million.

Retail sales

		For the year ended December 31,
Operating segment	Banner	2022(a)	2021	Change
		(in millions of COP)		(%)
Colombia	Éxito	10,094,080	8,564,636	17.9%
	Carulla	2,153,203	1,794,731	20.0%
	Low cost and other	2,270,112	1,925,030	17.9%
Colombia		14,517,395	12,284,397	18.2%
Argentina		1,683,717	1,178,166	42.9%
Uruguay		3,553,925	2,643,858	34.4%
Total sales		19,755,037	16,106,421	22.7%
Eliminations		(961)	(665)	44.5%
Total consolidated		19,754,076	16,105,756	22.7%

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the year ended December 31, 2022, have been restated for comparative purposes using the same store allocation presented during the year ended December 31, 2023.

Colombia

Retail sales increased by 18.2%, or COP 2,232,998 million, to COP 14,517,395 million in the year ended December 31, 2022, compared to COP 12,284,397 million the year ended December 31, 2021. Annual sales reflected: (1) the contribution from a consistent customer-centered strategy focused on innovative formats Wow, Fresh Market, Vecino and Surtimayorista (share of sales reached 41.0%); (2) an increase on sales from omnichannel (Omnichannel share of 12.0%); and (3) the contribution from the 78 stores opened, converted and remodeled during the year ended December 31, 2022.

Éxito banner

Éxito banner retail sales increased by 17.9%, or COP 1,529,444 million, to COP 10,094,080 million in the year ended December 31, 2022, compared to COP 8,564,636 million the year ended December 31, 2021. In the year ended December 31, 2022, Éxito banner Same store sales increased 17.5% compared to the year ended December 31, 2021. These increases were driven by the growth of the non-food category and the higher contribution from stores under the innovative format Éxito Wow. During the year ended December 31, 2022, 30 Éxito Wow stores, representing 34.2% of the total sales of Éxito banner, were remodeled, six store converted and five new stores opened, reaching 30 stores as of December 31, 2022. Stores opened, remodeled and converted during 2022 accounted for COP 3.297 million in retail sales, which represents 710 basis points of the total growth between periods. In the year ended December 31, 2022, Éxito banner Same store sales increased 17.5% compared to the year ended December 31, 2021.

Carulla banner

Carulla banner retail sales increased by 20.0%, or COP 358,472 million, to COP 2,153,203 million in the year ended December 31, 2022, compared to COP 1,794,731 million in the year ended December 31, 2021. Carulla banner continued with a high Omnichannel share increasing almost 4% reaching 19.4%. During the year ended December 31, 2022, eight Fresh Market store were remodeled, reaching a total of 30 stores as of December 31, 2022. In addition, seven conversions were added. Stores opened, remodeled and converted during 2022 accounted for COP 1,085 million in retail sales, which represents 514 basis points of the total growth between periods. During the year ended December 31, 2022, Carulla banner continues with its “Turbo-Fresh” service in alliance with Rappi for deliveries under 10 minutes and its Fresh Market model was recognized as the first carbon neutral certified food retailer in Latin America by ICONTEC.

Low-cost & other

Retail sales in our low-cost and other banners increased by 17.9%, or COP 345,082 million, to COP 2,270,112 million in the year ended December 31, 2022, compared to COP 1,925,030 million the year ended December 31, 2021. This increase was mainly due to: (1) the strong growth of the cash and carry banner Surtimayorista with an increase of 32.7% in sales; (2) sales from 10 new Super Inter Vecino stores, reaching 35 stores. These 10 new stores represented 24.1% of the banner’s sales and an increase in sales of approximately COP 21,293 million (the total 35 Vecino stores represented 70.8% of the brand total sales and increased approximately COP 47,895 million in sales); and (3) 12.9% sales growth from 70 Surtimax stores of which 31 were remodeled during the year ended December 31, 2022.

Argentina

Retail sales increased by 42.9%, or COP 505,551 million, to COP 1,683,717 million in the year ended December 31, 2022, compared to COP 1,178,166 million in the year ended December 31, 2021. This increase was mainly as a result of: (1) high inflation (94.8%, with an increase of 95.0% in food prices and non-alcoholic drinks when compared to the year ended December 31, 2021); (2) increase of in store traffic in 6.7%, and (3) increase in Omnichannel share reaching 3.4%, compared to 2.0% in the year ended December 31, 2021.

Uruguay

Retail sales increased by 34.4%, or COP 910,067 million, to COP 3,553,925 million in the year ended December 31, 2022, compared to COP 2,643,858 million in the year ended December 31, 2021. Sales were favorably impacted by a 35.8% revaluation of the Colombian peso against the Uruguayan peso. Sales in local currency (Uruguayan peso) increased 11.4% principally as a result of: (1) sales at 29 Fresh Market stores which increased 17.2%, and (2) sales evolution in east region derived from the tourism season.

Service and other revenue

	For the year ended December 31,
	2022	2021	Change
	(in millions of COP)		(%)
Leases and real estate related income	264,322	200,263	32.0%
Advertising	94,802	80,300	18.1%
Distributors	84,424	94,988	11.1%
Lease of physical space	100,968	63,185	58.8%
Administration of real state	43,719	38,814	12.6%
Telephone services	34,811	30,517	14.1%
Transport	29,837	31,449	(5.1)%
Commissions	27,354	25,931	5.5%
Banking services	19,082	16,392	16.4%
Money transfers	8,753	7,474	17.1%
Other	33,174	19,990	66.0%
Total service revenue	741,246	609,303	21.7%
Real estate projects	63,203	87,174	(27.5)%
Collaboration agreements	8,437	63,742	(86.8)%
Marketing events	19,402	18,305	6.0%
Royalty revenue	3,530	14,682	(76.0)%
Other	29,779	23,423	27.1%
Total other revenue	124,351	207,326	(40.0)%
Total service and other revenue	865,597	816,629	6.0%

Service revenue increased by 21.7%, or COP 131,943 million, to COP 741,246 million in the year ended December 31, 2022, from COP 609,303 million in the year ended December 31, 2021, mainly as a result of an increase of COP 106,747 million due to higher leases and real estate related income, lease of physical space and administration of real state.

Other revenue decreased 40.0%, or COP 82,975 million, to COP 124,351 million in the year ended December 31, 2022, from COP 207,326 million in the year ended December 31, 2021, mainly as a result of: (1) a decrease of COP 55,305 million in collaboration agreements, mainly Tuya; and (2) a decrease of COP 23,971 million in real estate project development.

Gross profit

	Colombia			Uruguay			Argentina
	For the year ended December 31,
	2022	2021	Change	2022	2021	Change	2022	2021	Change
	(in millions of COP, except percentages)
Retail sales	14,517,395	12,284,397	18.2%	3,553,925	2,643,858	34.4%	1,683,717	1,178,166	42.9%
Service revenue	648,806	550,284	17.9%	25,782	19,542	31.9%	66,657	39,477	68.9%
Other revenue	113,467	198,142	(42.7)%	10,815	8,993	20.3%	341	826	(58.7)%
Gross profit	3,385,817	3,099,453	9.2%	1,249,056	921,140	35.6%	604,403	412,465	46.5%
Gross margin	22.2%	23.8%		34.8%	34.5%		34.5%	33.9%

Consolidated gross profit increased 18.2%, or COP 806,054 million, to COP 5,239,583 million in the year ended December 31, 2022, compared to COP 4,433,529 million in the year ended December 31, 2021. While our revenues increased 21.8%, our cost of sales increased 23.2% as a result of higher costs in our food manufacturing businesses.

Our consolidated gross margin decreased 80 basis points to 25.4% in the year ended December 31, 2022, from 26.2% in the year ended December 31, 2021.

Colombia

Gross profit increased 9.2% while gross margin decreased to 22.2% in the year ended December 31, 2022. This variation was mainly due to an increase in net revenue of 17.2% and an increase in cost of goods sold of 19.7%.

Nonetheless, gross margin decreased to 22.2% in the year ended December 31, 2022, from 23.8% in the year ended December 31, 2021. This decrease was mainly due to lower revenues from: (1) collaboration agreements, mainly Tuya, due to higher provisions booked during the year for an amount of COP 59,050 million; and (2) real estate project development of COP 23,971 million.

Argentina

Gross profit increased 46.5% and gross margin reached 34.5% in the year ended December 31, 2022, as a result of higher retail margins and service revenue as cost of sales increase at a lower rate than our sales, considering high inflation rates during 2022.

Uruguay

Gross profit increased 35.6% and gross margin reached 34.8% in the year ended December 31, 2022, as a result of efficiencies in retail costs.

Distribution, administrative and selling expenses

	For the year ended December 31,
	2022	2021	Change
	(in millions of COP)		(%)
Distribution expenses	(2,253,239)	(1,856,544)	21.4%
Administrative and selling expenses	(400,737)	(347,452)	15.3%
Employee benefit expenses	(1,577,911)	(1,285,924)	22.7%
Total distribution, administrative and selling expenses	(4,231,887)	(3,489,920)	21.3%

Distribution expenses

Distribution expenses increased 21.4% or COP 396,695 million, and represented 53.2% of total distribution, administrative and selling expenses in the year ended December 31, 2022, from 53.2% in the year ended December 31, 2021. This increase is mainly a result of: (1) an increase in operating taxes and credit and debit card charges of COP 62,450 million and COP 36,611 million, respectively, as a result of higher sales; (2) an increase of COP 56,551 million in gas and energy expenses coming from higher prices; (3) an increase of COP 35,051 million in repairs and maintenance mainly explained by inflation and higher reformed stores; and (4) COP 22,312 million in higher marketing and publicity expenses.

Administrative and selling expenses

Administrative and selling expenses increased 15.3%, or COP 53,285 million, in the year ended December 31, 2022 and represented 9.5% of total distribution, administrative and selling expenses, from 10.0% in the year ended December 31, 2021. This increase is mainly a result of: (1) an increase of COP 14,739 million in taxes related to fixed assets and financial transactions; (2) an increase of COP 8,319 million in services including cleaning and security of real estate and head offices; (3) higher amortizations and depreciation of COP 5,878 million mainly from real estate assets; and (4) an increase of COP 5,399 million in repairs and maintenance of real estate assets.

Employee benefit expenses

Employee benefit expenses, net decreased 22.7%, or COP 291,987 million, in the year ended December 31, 2022 and represented 37.3% of total distribution, administrative and selling expenses, compared to 36.8% in the year ended December 31, 2021. This decrease is mainly a result of: increases in minimum wages across the region coming from CPI adjustments and local regulations as well as health benefits and pension plans.

Other operating expenses, net

Other operating expenses, net decreased 27.4%, or COP 6,639 million, to COP 17,562 million in the year ended December 31, 2022 from COP 24,201 million in the year ended December 31, 2021. Although, other expenses increased COP 12,333 million as a result of expenses related to the spin-off and, tax on wealth expense increased COP 5,258 million, reversal of allowance for expected credit loss on trade receivables decreased COP 5,495 million due to a decrease in credit risk. These were partially off-set by: (1) an increase in gain from sale of assets of COP 15,331 million from real estate properties, (2) decrease of COP 7,017 million from write-off assets, and (3) an increase of COP 6,644 million in gain from early termination of lease contracts mainly from our retail business.

Operating profit

Our operating profit increased 7.7%, or COP 70,726 million, to COP 990,134 million in the year ended December 31, 2022 from COP 919,408 million in the year ended December 31, 2021. This increase was mainly due to the increase in revenues from contracts with customers, which was 21.8% and higher than the increase in operating expenses.

Our operating profit margin decreased to 4.8% in the year ended December 31, 2022 from 5.4% in the year ended December 31, 2021. This decrease was explained by a decrease in gross margin of 80 basis points in the year ended December 31, 2022 compared to the year ended December 31, 2021, which was off-set by a lower growth of operating expenses when compared with the increase in revenues.

Financial income

Financial income increased 26.5%, or COP 46,090 million, to COP 219,909 million in the year ended December 31, 2022 from COP 173,819 million in the year ended December 31, 2021, explained by: (1) a COP 49,577 million increase in gains from derivative financial instruments, mainly as a result of higher USD/COP exchange rate; and (2) a COP 21,993 million increase in gain from net monetary position as result of hyperinflation in Argentina. This was partially offset by a decrease of COP 34,645 million in other financial income result of a reduction in costs linked to adjustments to interest expenses from CPI at Libertad in 2021 that was booked as an income and that did not occur in 2022.

Financial cost

Financial cost increased 62.5%, or COP 230,809 million, to COP 600,383 million in the year ended December 31, 2022 from COP 369,574 million in the year ended December 31, 2021. This increase was mainly due to: (1) a COP 105,563 million increase in net monetary position expense; (2) a COP 91,829 million increase in loss from exchange differences; and (3) a COP 58,641 million due to higher interest expense on loans and borrowings as a result of higher interest rates, mainly in Colombia. These were partially offset by a decrease of COP 62,100 million in the net monetary position, as result of hyperinflation in Argentina.

Share of profit (loss) in associates and joint ventures

Corresponds to share in profit of our joint ventures, Tuya and Puntos Colombia S.A.S. that are accounted for using the equity method. In the year ended December 31, 2022, we recognized a share of loss in associates and joint ventures of COP 34,720 million compared to a share of profit in associates and joint ventures of COP 7,234 million in the year ended December 31, 2021.

Profit before income tax from continuing operations

Our profit before income tax from continuing operations decreased 21.3%, or COP 155,947 million, to COP 574,940 million in the year ended December 31, 2022, from COP 730,887 million in the year ended December 31, 2021, explained by a loss of COP 36,633 million in our share of profit from Tuya; offset by a COP 1,913 million gain in our share of profit from Puntos Colombia S.A.S.

Our profit margin before income tax decreased to 2.8% in the year ended December 31, 2022 from 4.3% in the year ended December 31, 2021.

Income tax expense

Income tax expense amounted to COP 325,702 million in the year ended December 31, 2022, resulting in an effective tax rate of 56.6%, compared to COP 137,670 million in the year ended December 31, 2021, resulting in an effective tax rate of 18.8%. The current income tax expense increased 50.0% or COP 61,009 million in the year ended December 31, 2022, mainly due to (1) an increase in tax rate during 2022 of 4 percentage points in Colombia, (2) an increase of five percentage points in income tax related to capital gains and (3) an increase in tax rate during 2022 of 5 percentage points in Argentina. Changes in tax rates increase tax expense in COP 112,394 million and deferred tax increased COP 5,991 million.

Net (loss) profit for the period from discontinued operations

In the year ended December 31, 2022, we did not recognize a net profit or loss for the period from discontinued operations compared to a net loss for the period from discontinued operations of COP 280 million in the year ended December 31, 2021. This variation was mainly due to the winding down and cessation of the catalog sales business in 2022.

Profit for the year

Profit for the year decreased 58.0%, or COP 343,699 million, to COP 249,238 million in the year ended December 31, 2022, from COP 592,937 million in the year ended December 31, 2021, explained mainly by: (1) the increase in cost of sales; (2) the decrease in profit before income tax; and (3) a higher operating tax expense. This resulted in a decrease in our net margin from 3.5% in 2021 to 1.2% in 2022.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2023 and December 31, 2022, we had cash and cash equivalents of COP 1,508,205 million and COP 1,733,673 million, respectively. Our cash and cash equivalents comprise cash in hand, and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria: (1) short-term investments, in other words, with terms less than or equal to three months as of acquisition date; (2) high-liquidity investments; (3) readily convertible into known amounts of cash; and (4) subject to insignificant risks of changes in value.

We need cash primarily to fund our operations and our expansion plans in accordance with our strategy, as discussed in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Investment Plan.”

Our principal source of liquidity is the cash generated from our operating activities. Our sources of funding, and our ability to fund our operations and capital expenditure requirements, are affected by many factors, some of which are beyond our control, including economic conditions, regulatory developments, and demand for our services and products. Therefore, our funding requirements may extend beyond our expectations. If we require additional funds, we may seek to raise it through private or public financing or other institutions. See “Item 3.— Key Information – B. Capitalization and Indebtedness” and “—Indebtedness.”

We believe we have the liquidity necessary to meet our commitments for the 12-month period following December 31, 2023, given a revolving credit facility of COP 500,000 million with Bancolombia S.A. and with Banco Davivienda S.A of COP 400,000 million, plus the availability of cash and cash equivalents of COP 1,508,205 million for the year ended December 31, 2023, and our normal cash generation from operating activities.

Cash Flows

The following table summarizes our generation and use of cash for the periods presented.

	For the year ended December 31,
	2023	2022	2021
	(In millions of COP)
Cash and cash equivalents at the beginning of the year	1,733,673	2,541,579	2,409,391
Net cash flows provided by operating activities	1,527,067	901,429	1,343,626
Net cash flows used in investing activities	(587,503)	(529,929)	(480,185)
Net cash flows used in financing activities	(1,034,390)	(1,235,821)	(753,074)
Net increase (decrease) in cash and cash equivalents	(94,826)	(864,321)	110,367
Effects on the variation in exchange rates	(130,642)	56,415	21,821
Cash and cash equivalents at the end of the year	1,508,205	1,733,673	2,541,579

Cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022

Operating activities. Our net cash flows provided by operating activities increased 69.4%, or COP 625,638 to COP 1,527,067 million for the year ended December 31, 2023, from COP 901,429 million for the corresponding period in 2022. This change was primarily due to: (1) an increase of COP 673,238 million in inventories; (2) a decrease of COP 117,353 million in trade receivables and other receivables; (3) a decrease of COP 102,889 million in income tax, net; (4) an increase of COP 33,183 million in cash generated from operating activities before changes in working capital; and (5) an increase of COP 44,454 million in other liabilities. These changes were partially offset by: (1) a decrease of COP 260,168 million in trade payables and other accounts payables and; (2) a decrease of COP 30,338 million in accounts payable to related parties; (3) a decrease of COP 24,303 million in payments and decease in other provisions; and (4) an increase of COP 15,610 million in receivables from related parties.

Investing activities. Our net cash flows used in investing activities increased 10.9%, or COP 57,574 million to an outflow of COP 587,503 million for the year ended December 31, 2023, from COP 529,929 million for the corresponding period in 2022. This change was primarily due to an increase of: (1) COP 51,902 million in acquisition of property, plant and equipment; (2) an increase of COP 38,032 million in acquisitions through business combinations; and (3) a COP 8,240 million increase in advances to joint ventures. These changes were partially offset by: (1) a decrease of COP 25,150 million in acquisition of investment property; and (2) an increase of COP 13,547 million in proceeds of the sale of property.

Financing activities. Our net cash flows used in financing activities decreased 16.3%, or COP 201,413 million to COP 1,034,390 million for the year ended December 31, 2023, from an outflow of COP 1,235,821 million for the corresponding period in 2022. This change was primarily due to: (1) an increase of COP 364,226 million in proceeds from loans and borrowings; (2) a decrease of COP 316,756 million in payments on the reacquisition of shares; and (3) a decrease of COP 39,994 million in dividends paid. These changes were partially offset by: (1) an increase of COP 222,016 million in repayment of loans and borrowings; (2) an increase of COP 129,707 million in payments of interest of loans and borrowings; (3) an increase of COP 96,819 million in payment to non-controlling interest; and (4) a decrease of COP 56,357 million in payments received from payments of derivative instruments and other liabilities with third parties.

Cash flows for the year ended December 31, 2022, compared to the year ended December 31, 2021

Operating activities. Our net cash flows provided by operating activities decreased 32.9% to COP 901,429 million for the year ended December 31, 2022, from COP 1,343,626 million for the year ended December 31, 2021. This change was primarily due to an increase in inventories for the year of COP 435,469 million, and an increase in income tax paid of COP 64,889 million; partially offset by an increase in operating income before changes in working capital of COP 52,954 million.

Investing activities. Our net cash flows used in investing activities increased 10.4% to an outflow of COP 529,929 million for the year ended December 31, 2022, from an outflow of COP 480,185 million for the year ended December 31, 2021. This change was primarily due to: (1) an increase of COP 50,365 million in acquisitions of property, plant and equipment; and (2) an increase of COP 31,350 million in advances to joint ventures. This was partially offset by an increase of COP 18,699 million in proceeds of the sale of property, plant and equipment.

Financing activities. Our net cash flows used in financing activities increased 64.1% to COP 1,235,821 million for the year ended December 31, 2022, from COP 753,074 million for the year ended December 31, 2021. This change was primarily due to: (1) the share buyback program that amounted to COP 316,756 million and (2) the increase of COP 93,539 million in dividends paid.

Indebtedness

As of December 31, 2023 and December 31, 2022, our total consolidated current loans, borrowings, and other financial liability were COP 1,029,394 million and COP 915,604 million, respectively, and our total consolidated non-current loans and borrowings were COP 236,811 million and COP 539,980 million, respectively, totaling COP 1,266,205 million and COP 1,455,584 million, respectively. Our total bank loans and borrowings liabilities includes only variable-rate debt. As part of our financial management policies, from time to time we enter swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our strategy is to hold the total of our debt in local currencies.

The following table summarizes our loans and borrowings:

	As of December 31,	As of December 31,
	2023	2022
	(in millions of COP)
Bank loans	815,674	791,098
Put option	442,342	651,899
Letters of credit	8,189	12,587
Loans, borrowings, and other financial liability	1,266,205	1,455,584

Current	1,029,394	915,604
Non-Current	236,811	539,980

As of the date of this annual report, we are in compliance with all of our loan and debt instruments.

Bank Loans

Our bank loans increased 3.1%, or COP 24,576 million to COP 815,674 million as of December 31, 2023, compared to COP 791,098 million as of December 31, 2022. This change is principally explained by, proceeds from loans and borrowings of COP 1,241,024 million mainly due to increases in revolving credit lines and reappraisal of interest partially offset by repayment of loans and borrowings of COP 1,217,881 million.

Our bank loans decreased 11.9%, or COP 107,169 million to COP 791,098 million as of December 31, 2022, compared to COP 898,267 million as of December 31, 2021. This change is principally explained by repayment of loans and borrowings of COP 995,865 million, partially offset by proceeds from loans and borrowings of COP 876,798 million mainly due to increases in revolving credit lines and reappraisal of interest.

Put Option

The Éxito Group has a non-controlling interest in Grupo Disco of 30.85% (December 31, 2022 – 37.51%), of which 23.16% (December 31, 2022 – 29.82%) is subject to a put option held by non-controlling shareholders. Such put can be exercised by the holders within (1) a 30-day window each year following the approval of Grupo Disco’s financial statements or (2) 30 days after 180 days from the end of each fiscal year (December 31st). until it expires on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share of US$0.30 as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of the Grupo Disco. On December 31, 2023, the greater of these three measures was the updated fixed price in US dollars. This option is measured at fair value, and the fair value of the put option recognized in equity decreased COP 209,557 million during the year ended December 31, 2023, compared to the year ended December 31, 2022, and increased COP 142,029 million and COP 92,484 million for the years ended December 31, 2022 and 2021, respectively, compared to each previous year.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Grupo Éxito. Once this assignment was completed, making Grupo Éxito the direct holder of the put option liability, the put-call contract between Grupo Éxito and Grupo Casino was finished.

Letters of Credit

Our letters of credit liability decreased by COP 4,398 million to COP 8,189 million as of December 31, 2023 from COP 12,587 million as of December 31, 2022. Our letters of credit liability increased by COP 3,713 million to COP 12,587 million as of December 31, 2022, from COP 8,874 million as of December 31, 2021.

Available Short-Term Financing

As of December 31, 2023, we had unused revolving credit facilities available for short term financing with Bancolombia S.A. of COP 500,000 million and with Banco Davivienda S.A of COP 400,000 million. The use of these lines of credit is conditioned to compliance with certain contractual conditions. As of the date of this annual report, we comply with all contractual conditions, including financial covenants.

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2023:

	Less than a year	One to three years	Three to five years	Thereafter	Total
	(in millions of COP)
Long-term debt obligations (1)	—	281,247	22,665	29,137	333,049
Short-term debt obligations (1)	619,150	—	—	—	619,150
Time deposits and other bank balances (2)	30,837	—	—	—	30,837
Lease obligations and other financial liabilities	378,806	365,416	572,697	766,452	2,083,371
Tax liabilities	107,331	8,091	—	—	115,422
Derivative instruments and collections on behalf of third parties	139,810	—	—	—	139,810
Total	1,275,934	654,754	595,362	795,589	3,321,639

(1)	Maturities of financial liabilities based on non-discounted contractual payments arising from agreements.
(2)	Includes fiduciary rights, term deposit certificates and other cash and equivalents agreements.

The following table summarizes our significant contractual obligations and commitments as of December 31, 2022:

	Less than a year	One to three years	Three to five years	Thereafter	Total
	(in millions of COP)
Long-term debt obligations (1)	—	544,277	122,605	50,960	717,842
Short-term debt obligations (1)	278,196	—	—	—	278,196
Time deposits and other bank balances (2)	32,686	—	—	—	32,686
Lease obligations and other financial liabilities	337,809	598,149	393,660	782,572	2,112,190
Tax liabilities	109,726	2,749	—	—	112,475
Derivative instruments and collections on behalf of third parties	136,223	—	—	—	136,223
Total	894,640	1,145,175	516,265	833,532	3,389,612

(1)	Maturities of financial liabilities based on non-discounted contractual payments arising from agreements.
(2)	Includes fiduciary rights, term deposit certificates and other cash and equivalents agreements.

C.	Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

D.	Trend Information

Please see “—A. Operating Results—Current Conditions and Trends in our Industry,” “—Macroeconomic Environment and Factors Affecting Our Results of Operations” and “Item 4. Information on the Company—B. Business Overview” for trend information.

E.	Critical Accounting Estimates

The preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB, requires management to make judgments, estimates and assumptions to quantify some of the revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Such estimations refer to:

●	the assumptions used to estimate the fair value of financial instruments;

●	the estimation of expected credit losses on trade receivables;

●	the estimation of useful lives of property, plant and equipment and the amortization period of intangible assets;

●	assumptions used to assess the recoverable amount of non-financial assets and to define the indicators of impairment of non-financial assets;

●	assumptions used to assess and determine inventory losses and obsolescence;

●	the estimation of the discount rate used to measure lease liabilities;

●	the estimation of the probability and amount of loss to recognize provisions related to lawsuits; and

●	the estimation of future taxable profits to recognize deferred tax assets;

Such estimations are based on the best information available regarding the facts analyzed at the date of preparation of the consolidated financial statements, which may give rise to future changes by virtue of potential situations that may occur and would result in prospective recognition thereof; this situation would be treated as a change in accounting estimations in future financial statements.

For further details on critical accounting policies and estimates, as well as our adoption of new accounting standards, see notes 4 and 5 to our audited consolidated financial statements, included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Pursuant to our bylaws and Colombian corporate law, we are managed by a board of directors and our executive officers. Our bylaws also provide for the establishment of an audit committee to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of December 31, 2023, our board of directors had the following additional committees: (1) audit and risk committee; (2) appointments, remuneration and corporate governance committee; (3) business and investment committee; (4) financial committee; and (5) sustainability committee. The responsibilities of our committees are set by their respective internal regulations.

Board of Directors

Our board of directors is the decision-making body responsible for determining the guidelines and general policies of our business, including our overall long-term strategy as well as controlling and overseeing our performance. Our board of directors is also responsible for, among other matters, supervising the activities of our executive officers.

As of December 31, 2023, pursuant to our bylaws, our board of directors consisted of nine members, three of which had to be independent, elected and removable at any time by the shareholders’ meeting. However, our board of directors can function with fewer members in the case of certain vacancies, such as resignations, provided that it has a minimum number of members sufficient to form a quorum, which consisted of at least five members. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors was ordinarily met at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

As of December 31, 2023, our board of directors was composed by eight members elected by our shareholders, with three of those being independent directors. For more information about the composition of our board of directors as of the date of this annual report, see “Item 4. INFORMATION ON THE COMPANY — A. History and Development of the Company — Recent Developments”.

The following table presents the names, ages and positions of the members of our board of directors as of December 31, 2023.

Name	Age(1)	Position
Luis Fernando Alarcón	72	Independent Member (Chairman)
Felipe Ayerbe	72	Independent Member
Ana Fernanda Maiguashca	49	Independent Member
Christophe Hidalgo	56	Member
Guillaume Michaloux	39	Member
Rafael Russowsky	46	Member
Philippe Alarcon	65	Member
Bernard Petit	63	Member

(1)	As of January 31, 2024.

The business address of our board of directors is Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia.

The following is a brief summary of the business experience of our directors.

Luis Fernando Alarcón: Luis Fernando Alarcón served as a member of our board from June 2015 to March 2024. He was a member to the board of director’s appointments, remuneration and corporate governance committee, audit and risks committee, financial committee and business and investment committee. Mr. Alarcón has a degree in Civil Engineering from the Andes University and a Master of Science in Civil Engineering from MIT. He has served in major companies in Colombia such as: General Manager of Interconexión Eléctrica S.A.-ISA-, CEO of Asofondos and CEO of Flota Mercante Grancolombiana. He was also the Minister of Finance and Executive Director of the Inter-American Development Bank. Mr. Alarcón has been a member of the boards of directors of renowned companies such as Avianca, Banco de Bogotá, Bolsa de Valores de Colombia, ISA, Bavaria, Caracol S.A., Cafesalud, Valores Bavaria, Caracol Televisión and Grupo de Inversiones Suramericana S.A. As of December 31, 2023, he was the president of the board of directors of Almacenes Éxito S.A. and member of the board of directors of Eléctricas de Medellín Comercial (Edemco), Frontera Energy Corp., Transportes y Servicios (Transer) S.A., Fundación Plan and member of the Board of Trustees of Universidad de los Andes.

Felipe Ayerbe: Felipe Ayerbe served as a member of our board from October 2010 to March 2024. He was a member to the board of director’s appointments, remuneration and corporate governance committee, audit and risks committee, financial committee and sustainability committee. Mr. Ayerbe is a lawyer and holds a Doctor degree in Law from the Andes University. He also has studies in Arbitrage and International Law and in Common Law from the University of New York. Mr. Ayerbe has participated as major advisor in different M&A processes of large corporations such as: Carulla Vivero and Almacenes Vivero S.A.; Carulla Vivero S.A. and Surtimax; Productos Yupi S.A. – McKain and Yupi Ecuador, among others. Mr. Ayerbe has been legal advisor for various companies in issues related to acquisitions, stockholder contracts and stockholder representation. He has been chairman of the boards of Carulla Vivero S.A. and Banco Andino S.A.; and member of the Boards of Aseguradora del Valle S.A. and Compañía de Financiamiento Comercial Internacional S.A. He is currently a member of the board of directors of Banco de Occidente.

Ana Fernanda Maiguashca: Ana Fernanda Maiguashca served as a member of our board from March 2023 to March 2024. She was a member of our audit and risk committee and financial committee. Mrs. Maiguashca holds a degree in economics from Andes University and an MBA from Columbia University. She currently serves as president of the Private Competitiveness Council and was co-director and board member of the Colombian Central Bank between 2013 and 2021. She has more than 20 years of experience in leading highly complex projects and strategic transformations, public policy, and boards of directors. She has served as Technical Vice-Minister in the Ministry of Finance and Public Credit, and Deputy Superintendent for Risk Supervision and Market Conduct in the Financial Superintendence of Colombia of the Inter-American Development Bank, as principal economic advisor of the Vice-presidency of Sectors and Knowledge.

Christophe Hidalgo: Christophe Hidalgo served as a member of our board from January 2020 to March 2024. He was a member to the board of director’s business and investment committee and financial committee. He worked as CFO of Éxito Group (Colombia), subsidiary of Casino Group, from 2010 to 2012 and was CFO of CBD from 2012 to 2021. After joining Casino, in 2000, he took several posts in finance and controllership in the Group. As previous experience in Brazil, he worked as CFO of the retailer Castorama, between 1996 and 2000. Christophe has a bachelor’s degree in private law and degree in finance and accounting, both from the University of Bordeaux (France).

Guillaume Michaloux: Guillaume Michaloux served as a member of our board from October 2022 until March 2024. He was a member to the board of director’s business and investment committee and financial committee. Mr. Michaloux holds a master’s degree in public affairs from Sciences Po Paris and a master in management from ESCP Europe business school (Paris). He has been Director of Strategy and M&A LatAm at Casino Group since 2019, based in São Paulo, Brazil. Previously, he was in charge, from 2016 to 2019, of the strategic planning process of Casino Group. Prior to joining Casino, he worked for six years for the French Finance Ministry, where he held various positions in the Budget Department.

Rafael Russowsky: Rafael Russowsky served as a member of our board from January 2020 until March 2024. He was a member to our board of director’s financial committee and sustainability committee. Mr. Russowsky holds a bachelor’s degree in business administration from Pontifícia Universidade Católica do Rio Grande do Sul (Brazil) and an MBA from Columbia Business School in New York. He is Director of Corporate Development and Holdings at Casino Group since 2012. Previously, he was an investment banker specialized in M&A and capital markets transactions at Credit Suisse, Morgan Stanley, and Oppenheimer & Co. Prior to that, he worked at HSBC and Safra Bank, focused on credit transactions.

Philippe Alarcon: Philippe Alarcon served as a member of our board from March 2012 until March 2024. He was a member to the board of director’s sustainability committee, appointments, remuneration and corporate committee and governance committee. He has been Casino Group’s International Coordinating Director since 2011 and has held various positions in Casino Group since joining the Group in 1983. After having held a management controller position in Casino Group’s Finance Department, he held various positions as Chief Financial Officer in various subsidiaries of the Group, including industrial subsidiaries, supermarkets and restaurants. He began his international career in Poland, where he held the position of Chief Financial Officer of Casino Poland for 8 years, and then held the position of CEO of Real Estate activities. In 2005, he returned to France to hold the position of General Manager of the Casino Group real estate business until 2011, when he became the Group’s International Director.

Bernard Petit: Bernard Petit served as a member of our board from March 2014 until March 2024. He was a member to the board of director’s business and investment committee. He was Deputy CFO of the Casino Group for Latin America and General Director of Casino Services, France. Mr. Petit, has a degree in Accounting and Finance (DECF) and a Diploma of Higher Studies in Accounting and Finance (DESCF). Mr. Petit has developed his entire professional career in the Casino Group since 1983, where he has also served as Accounting Director and Management Control of the Group and as Deputy Financial Director, Accounting and Taxation of the Group. Mr. Petit has been a member to the boards of discount, Green Yellow and Banque Casino in France.

Executive Officers

Our executive officers are our legal representatives and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors.

According to our bylaws, our executive officers shall include one Chief Executive Officer, one Chief Operating Officer and other officers appointed and removed by the board of directors. The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end Statements of financial position data and other legally required financial statements and submitting investment programs and budgets to our board of directors.

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The table below presents the names, age and position of our executive officers.

Name	Age(1)	Election Date	Effective Date	Position
Carlos Mario Giraldo Moreno	63	February 19, 2013	April 1, 2013	Chief Executive Officer
José Gabriel Loaiza Herrera	48	May 2, 2023	July 1, 2023	Chief Operating Officer
Ivonne Windmueller Palacio	42	October 26, 2022	December 5, 2022	Chief Financial Officer
Sebastián Pérez Arango	32	May 2, 2023	May 3, 2023	Vice-President of Omnichannel and Innovation
Carlos Ariel Gómez Gutiérrez	54	June 19, 2020	July 1, 2020	Vice-President of Business and Supply
Camilo Alberto Gallego Ferrer	49	January 19, 2016	January 19, 2016	Vice-President of Éxito Services
Juan Lucas Vega Palacio	45	July 4, 2013	June 24, 2013	Vice-President of Real Estate and Development
Juan Felipe Montoya Calle	49	October 26, 2010	November 16, 2010	Vice-President of Human Resources
Claudia Campillo Velásquez	44	November 29, 2019	December, 15, 2019	Vice-President of Corporate Affairs and General Counsel
Lucas Lopez Lince	42	May 6, 2022	May 16, 2022	Vice-President of Marketing
Jorge Jaller Jaramillo	48	July 13, 2022	August 1, 2022	Vice-President of Retail (Éxito and Carulla)

(1)	As of January 31, 2023.

The business address of our executive officers is Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia.

The following is a brief summary of the business experience of our executive officers.

Carlos Mario Giraldo Moreno: Carlos Mario Giraldo Moreno is a lawyer from the University of Medellín with a master’s degree in Law from the University of Tulane. He has also studied Strategic Management and Retail Planning at Babson College and refresher studies in Management and Marketing at Kellogg and Stanford. He has a recognized professional career with more than 25 years of experience in mass consumption, including 13 in Nutresa (Noel and Zenú), where he served as President of Industrias Alimenticias Noel and then of the Compañía de Galletas Noel for about 10 years. Likewise, he was President of ANDI’s General Management Board between 2003 and 2004. Until 2021, he was a member of the board of directors of ISA S.A. He has worked in the Éxito Group since 2007, as Retail Operating President between 2007 and 2013 and as CEO of the company from March 2013 to this date. He is currently a member of the board of directors of: Solla S.A. and Copa Airlines Colombia.

José Gabriel Loaiza Herrera: José Gabriel Loaiza Herrera holds a degree in Engineer Administration of the Facultad de Minas of the Universidad Nacional de Colombia, and a master’s degree in International Business from Texas A&M University. He began his career with the Éxito Group in 1996 as an intern. In 1998, he served in stationery purchases in Cadenalco, in 2001 he became Sales Manager for the Éxito format and in 2003 he worked in Precision Trading Corp. in the United States. In 2006 he returned to the Éxito Group as Head of the Department of Investor Relations, and then became, in 2008, the Director of Financial Planning. In 2010, he became the Corporate Manager of Entertainment, a position he held until June 30th, 2011, when he was appointed as Commercial Vice-President and of Supply at the Éxito Group. Mr. Herrera will became our Chief Operating Officer starting on July 1, 2023. For more information, see “Changes in Senior Management.”

Ivonne Windmueller Palacio: Ivonne Windmueller Palacio holds bachelor’s degrees in business administration from FH Münster and in international business administration from Universidad La Sabana, and a postgraduate degree in corporate finance from Universidad EIA. Ivonne Windmueller Palacio has over 14 years of experience in finance in different sectors, the last five working as corporate finance manager for Grupo Éxito.

Sebastián Pérez Arango: Sebastián Pérez Arango holds a degree in Administrative Engineering from the School of Engineering of Antioquia (Escuela de Ingenieria de Antioquia) in Colombia, and an MBA from the Kellogg School of Management at Northwestern University. He has developed his career at Grupo Éxito, with more than 11 years of experience in the construction of digital commerce through different roles: New Business Analyst, Head of Operations, Food E-commerce Director and General Director of Digital Commerce, where he led the development and operation of digital channels and our omnichannel strategy.

Carlos Ariel Gómez Gutiérrez: Carlos Ariel Gómez Gutiérrez holds a degree in Business Administrator from the University EAN and Publishing from UPB. He also holds a Specialist in Management from the University of Medellín. He has 21 years of experience in the Organization where he has served as Analyst Advertising and Media, Coordinator Promotions and Events for Superley Chain, Sales Administrator in Business Variety, Manager Business Hardware, Head of Business Activation and Manager Corporate Entertainment.

Camilo Alberto Gallego Ferrer: Camilo Alberto Gallego Ferrer is a Mechanical Engineer, Specialist in Finance and holds an MBA from the EAFIT University. In his career, he has held several management positions, among which are: General Manager of Carvajal Services, Administrative and Financial Director of the Laboratorio Retina, a distributor of equipment and supplies for ophthalmology and optometry; and Director of Financial Planning and CFO in Proquinal. In these roles, he has achieved significant financial and labor climate milestones. As Vice-President of Éxito Services, he is responsible for corporate services, facilities services (water, electricity, air, among others) and information technology services.

Juan Lucas Vega Palacio: Juan Lucas Vega Palacio holds a degree in Civil Engineering from Antioquia School of Engineering and a postgraduate degree in Finance from New York University. In 2001, he served as Assistant to the President of Galletas Noel Company, in 2006, he joined the Casino Group in France to study international expansion and in 2008, he joined the Éxito Group where he led important expansion projects such as the Cafam-Éxito integration and other growth processes with the opening of several stores through local acquisitions. Actually, He is Vice President of Real Estate and Development.

Juan Felipe Montoya Calle: Juan Felipe Montoya Calle holds a law degree specializing in labor law and social security from the Pontificia Universidad Bolivariana. He has been Vice-President of Human Resources since 2010 and with us since 1996. Before he assumed his current position, served as Operations Officer, as well as District Chief and as a Human Resources Manager.

Claudia Campillo Velásquez: Claudia Campillo Velásquez is lawyer of the Pontificia Bolivariana University, has an master’s in Business Administration degree of the Sergio Arboleda University as well as other degrees in international contracts of Externado de Colombia University and Senior Management of the Medellín University, among other studies that have allowed her to strengthen her professional profile. Before joining the Company, she worked as Project manager at Konfirma S.A.S. and as Legal Director at the Chamber of Commerce of Medellín for Antioquia. She has worked in Grupo Exito as Legal Director and Vice-President of Corporate Affairs and General Counsel.

Lucas Lopez Lince: Lucas Lopez Lince is a professional in Administrative Engineering and has an MBA from Hult International Business School University. He was Head of the Southern Cone Region of the Swedish company Essity, where he was responsible for six countries in South America. He also served as Vice-President of Business Development for Grupo Familia, has wide experience in strategy and digital transformation and has served on boards of directors in sectors such as textiles, fashion, entertainment, food and retail. He has been Vice-President of Marketing in Grupo Exito since May 2022.

Jorge Alberto Jaller Jaramillo: Jorge Alberto Jaller Jaramillo holds a bachelor’s degree in law from Universidad Pontificia Bolivariana and a master’s in marketing from Concordia University in Canada. He has specialized in retail, transformation of organizations, customer experience and innovation. In his 24 years in Grupo Exito, he has held positions as director of sales and operations Éxito, corporate manager of textiles and home and currently he serves as Vice-President of Retail.

Changes in Senior Management

On May 2, 2023, our board of directors and our Chief Executive Officer accepted the resignation of our Chief Operating Officer, Jacky Yanovich Mizrachi, effective as of July 1, 2023. Our board of directors has appointed José Gabriel Loaiza Herrera, who was our Vice-President of Omnichannel and Innovation until May 2, 2023, to replace Mr. Mizrachi our Chief Operating Officer, effective as of July 1, 2023.

On May 2, 2023, our board of directors appointed Sebastián Pérez Arango to replace Mr. Loaiza as Vice-President of Omnichannel and Innovation effective as of May 3, 2023, to lead the development and operation of digital channels and the omnichannel strategy, the management of corporate projects and innovation of the Company. Mr. Arango was formerly Manager of Omnichannel and Innovation.

B. Compensation

The remuneration policy of the board of directors, executive officers and advisory committees of the Company is provided for in its Corporate Governance Code, which is approved by the board of directors.

The Company’s compensation objectives and practices are in line with market practices, primarily aimed at attracting, motivating and retaining employees who demonstrate the qualifications, skills and profiles required by the Company’s business, encouraging better performance levels and guaranteeing the principle of equal pay. regardless of gender, race, creed or origin of the holder of the position.

The total annual remuneration of the board of directors is fixed and the total annual remuneration of the executive officers is comprised of a fixed remuneration component, a variable component and benefits, which shall be determined as follows:

Fixed Remuneration: The value of the fixed remuneration of the members of the board of directors is determined in the general shareholders’ meeting held each fiscal year when the members are elected for the corresponding period. The fixed remuneration of executive officers, in turn, is determined by the board of directors. The fixed remuneration will be determined in accordance with the technical concepts of salary administration implemented by the Company: objective evaluation of the relative weight of the positions in the Company, based on which an assessment is issued; internal equity; external competitiveness; experience; and analysis of the job market. The annual update of fixed remuneration shall be defined by the appointments, remuneration and corporate governance committee. Salary updates resulting from situations of necessity or convenience shall be established by the CEO or the Chief Operating Officer with the support of the Human Resources Department, based on the applicable concepts of salary administration.

Short-term Variable Remuneration: Compensation shall include an annual variable sum equivalent to a number of salaries, as per the definition made for each position by the appointments, remuneration and corporate governance committee, recognized through a scheme aimed at exceeding annual goals, which are defined in line with the Company’s business plan in the form of corporate, team and individual metrics.

Long-term Variable Remuneration: The appointments, remuneration and corporate governance committee may analyze and decide whether the Company will pay a long-term variable remuneration to ensure that executives remain at the Company and promote its long-term strategy. Long-term variable remuneration represents a cash incentive that executives are entitled to receive in the event of compliance with the business metrics approved annually by the appointments, remuneration and corporate governance committee and is conditional on the executive remaining at the Company for a period of three years. The incentive to which the executive is entitled for meeting the business indicators of the immediately preceding year is paid by the Company to an institutional plan managed by a pension fund, which assigns shares to executives in proportion to their contributions. The fund must invest the amounts contributed in shares issued by the Company, noting that such shares are not owned by the executives and will never be transferred to them. The executive only consolidates the right to receive long-term remuneration, more or less the result of the investments made by the fund, after the third anniversary of the acquisition of the expected right. The executive will lose the right to receive compensation if, before the three-year term, he leaves the Company or is dismissed for just cause.

Benefits: When authorized by the appointments, remuneration and corporate governance committee, the positions covered by this policy will receive differential benefits in addition to those offered by the Company to all its employees, which may consist of: support staff for their work, mobility and security plans, loans, policies and, in general, all those defined by said committee.

	Executive Officers			Board of Directors
	December 31,			December 31,
	2023	2022	2021	2023	2022	2021
No. of members	11.08	10.42	11.17	8	9	9
No. of remunerated members(1)	11.08	10.42	11.17	8	9	9
Amount of the highest remuneration (COP millions)	7,570.38	6,141.24	7,294.50	589.0	453.1	261.8
Amount of the lowest remuneration (COP millions)	579.34	644.89	596.01	191.0	230.6	127.1
Average value of remuneration (COP millions)	2,398.69	2,394.22	2,174.19	336.1	305.1	172.0

(1)	Number of remunerated members corresponds to the annual average of the members remunerated calculated on a monthly basis.

Notes:

Executive officers
December 31, 2023

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company’s results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 66% of the total highest compensation recognized in the Company’s results, which includes long-term variable compensation, while the lowest compensation corresponds to 86%.

The amount reported as average remuneration corresponds to the total amount of remuneration recognized in the results of the Company, which includes long-term variable remuneration, divided by the number of remunerated members.

December 31, 2022

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company’s results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 55% of the total highest compensation recognized in the Company’s results, which includes long-term variable compensation, while the lowest compensation corresponds to 73%.

The amount reported as average remuneration corresponds to the total amount of remuneration recognized in the results of the Company, which includes long-term variable remuneration, divided by the number of remunerated members.

December 31, 2021

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company’s results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 59% of the total highest compensation recognized in the Company’s results, which includes long-term variable compensation, while the lowest compensation corresponds to 73%.

The amount reported as average remuneration corresponds to the total amount of remuneration recognized in the results of the Company, which includes long-term variable remuneration, divided by the number of remunerated members.

Board of directors
December 31, 2023	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

December 31, 2022	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

December 31, 2021	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

Share-Based Compensation

We do not offer share-based compensation to our board of directors or employees.

Insurance

We maintain officers’ and directors’ liability insurance with a certain limit, covering all of our administrators against damages attributed to them in the good faith exercise of their functions. The policy is extended to the management of our subsidiaries.

Employment Agreements

None of our directors or officers is party to employment agreements providing for benefits upon termination of employment, except for those benefits provided by Colombian labor law.

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

As of December 31, 2023, pursuant to our bylaws, our board of directors shall consist of nine members, three which had to be independent, elected and removable at any time by the shareholders’ meeting. However, our board of directors is able to function with fewer members in the case of certain vacancies, such as resignations, provided that it has a minimum number of members sufficient to form a quorum, which consisted of at least five members. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors was ordinarily met at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

As of December 31, 2023, our board of directors was composed of eight members elected by our shareholders, with three of those being independent directors. For more information about the composition of our board of directors as of the date of this annual report, see “Item 4. INFORMATION ON THE COMPANY — A. History and Development of the Company — Recent Developments”.

We are managed by our board of directors and by our executive officers. None of our directors or officers is party to employment agreements providing for benefits upon termination of employment, except for those benefits provided by Colombian labor law.

Éxito shall have one Chief Executive Officer, who must be an employee, one Chief Operating Officer and other officers including vice presidents, which are appointed by the board of directors for an indefinite term, although they may be removed by the board of directors at any time.

The responsibilities of our Chief Executive Officer include acting on behalf of Éxito, adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end Statements of financial position data and other legally required financial statements and submitting investment programs and budgets to our board of directors. The secretary general, retail operational president and the vice presidents are also legal representatives of Éxito.

Board Committees

As of December 31, 2023, our board of directors had approved the creation of the following five advisory committees: (1) audit and risk committee; (2) appointments, remuneration and corporate governance committee; (3) business and investment committee; (4) financial committee; and (5) sustainability committee. The responsibilities of our committees were set by their respective internal regulations. The members of each committee were appointed by our board of directors, and the board of directors also designates duties and functions of these committees as well as the frequency of their meetings. The committees were formed by at least three (3) members of the Board of Directors who were independent or non-independent members. The audit and risk committee must be chaired by an independent member, and must have participation of all independent members of the board. In addition to these committees, the board of directors may create other committees with special roles.

Audit and Risk Committee

As of December 31, 2023, the audit and risks committee was comprised exclusively of all the independent members of our board of directors: Luis Fernando Alarcón (Chairman), Felipe Ayerbe and Ana Fernanda Maiguashca.

The audit and risk committee is tasked with the monitoring the processes for financial information and reports, risk management, the internal control system and architecture (including monitoring internal and external audits) and regulatory compliance (with a greater focus on preventing money laundering and financing terrorism). The committee also monitors the transparency program, personal data protection program, transactions between related parties and reviews the annual report.

The functions of the committee are, among others:

●	Ensuring that the policies, accounting criteria and current practices are adequately applied in the creation, disclosure and communication of financial information and the preparation of reliable internal information for decision-making.

●	Supporting the board of directors in the supervision of financial information.

●	Ensuring that the preparation, presentation, and disclosure of the financial statements is in accordance with the law.

●	Reviewing and proposing the Company’s risk policy to the board of directors and being aware of and regularly monitoring the Company’s main risks, including those assumed in off-balance-sheet operations.

●	Reviewing the limitations of risks and reports on risks, making the appropriate recommendations to the board of directors.

●	Analyzing and assessing the Company’s risk control tools and systems.

●	Considering and proposing to the board of directors the structure, procedures, and methodologies necessary for the operation and effectiveness of the Internal Control System.

●	Monitoring the internal control systems, check whether they are sufficient, and recommending their approval or installation to the board of directors.

●	Supervising the function of the internal audit department, receiving regular information about its activities, assessing its performance, informing the board of directors thereof, reviewing its effectiveness and independence inside the Company, and ensuring that it is not unjustifiably limited.

●	Supporting the board of directors in reviewing the coordination of internal audit activity and with other control and supervisory functions for the Company, whether they are internal or external.

●	Reviewing the plan, scope, approach and results of the statutory audit service, and its quality and effectiveness.

●	Regularly interacting and maintaining relations with the statutory auditor and assessing and informing the board of directors of all the situations that may limit its access to information or put its independence at risk, and any others related to its plan and the development of the financial audit, as well as the other communications provided by legislation and technical audit standards.

●	Supervising the efficiency and adequate operation of regulatory compliance and the System anti-money laundering and counter terrorist financing system.

●	Assessing and informing the board of directors of cases of conflicts of interest in which it may be implicated, directly or indirectly, or through a related party.

Appointments, Remuneration and Corporate Governance Committee

As of December 31, 2023, the members of the appointment, remuneration and corporate governance committee were: Felipe Ayerbe (Chairman), Luis Fernando Alarcón and Philippe Alarcon.

The appointment, remuneration and corporate governance committee supported the board of directors in its decision-making or advisory functions related to the appointment and remuneration of members of the board of directors and senior management, as well as observing the corporate governance rules adopted by the Company, regularly verifying compliance with them.

At the request of the chairman of the general shareholders’ meeting, the chairman of the appointment, remuneration and corporate governance committee informed the general shareholders’ meeting about the specific aspects of the work performed by the committee, i.e., monitoring the remuneration policies for the board of directors and senior management.

The appointments, remuneration and corporate governance committee was composed of majority of independent members. Meetings were also attended by a representative of the vice-president of human resources, who had not have a vote.

The functions of the committee were, among others:

●	Ensuring the compliance of the Corporate Governance Code and settle claims related to the Code.

●	Assisting human resources strategy and monitoring staff expenses.

●	Supporting the president of the board of directors in carrying out the annual evaluation of the board of directors and its committees.

●	Outlining general policies for the election and individual and collective evaluation of each of the chairs, vice-presidents and managers of the Company according to the duties and responsibilities assigned to them, including remuneration when it is associated with performance.

●	Determining and supervise the parameters that must be followed to adopt the requirements that must be fulfilled by chairs and vice-presidents in terms of their remunerations and acknowledgements.

●	Regulating the transfer of shares of the Company to employees as remuneration, acknowledgement or incentive.

Business and Investment Committee

As of December 31, 2023, the members of the business and investment committee were: Christophe Hidalgo, Luis Fernando Alarcón, Bernard Petit, Guillaume Michaloux and Philippe Alarcon.

The business and investment committee monitored and supported the board of directors in the decision-making associated with these matters. The functions of the committee were, among others:

●	Following-up to retail brands and complementary businesses.

●	Reviewing the Company’s annual expansion plan, which includes retail and real estate.

●	Reviewing the dossier of the investment projects of greatest importance.

●	Monitoring the annual expansion plan for retail and real estate.

●	Reviewing the financial aspects related to expansion: Investment (Capex) per year, divestiture of assets, and annual investment and sales forecasts.

●	Reviewing and recommending to the board of directors the approval of specific real estate transactions.

Financial Committee

As of December 31, 2023, the members of the financial committee were: Christophe Hidalgo (Chairman), Felipe Ayerbe, Ana Fernanda Maiguashca, Rafael Russowsky and Guillaume Michaloux.

The financial committee advised our board of directors and senior management regarding cash investments. The functions of the committee were, among others:

●	Advising the board of directors and executive officers regarding cash investments.

●	Defining our cash investments and implementation framework.

●	Analyzing the projections of economic research and relevant impacts in terms of our exchange exposure and investments.

●	Analyzing, managing and monitoring our debt status.

●	Reviewing and approving the proposals related to the creation, modification and cancellation of debt, and, in general, all those proposals related to our indebtedness.

●	Reviewing and submitting for approval to our board of directors the issuance of debt in the national and international financial markets.

●	Monitoring the indebtedness indicator and the objectives of our cash flow.

Sustainability Committee

As of December 31, 2023, the members of the sustainability committee were: Felipe Ayerbe, Luis Fernando Alarcón, Rafael Russowsky and Philippe Alarcon.

The board of directors had a sustainability committee that had the purpose of evaluating the sustainability strategy and the focuses of work, as well as to monitor the projects through which the Company shall demonstrate its commitment to the proposed strategy.

The functions of the committee were, among others:

●	Recommending the Company’s sustainability strategy, which must include best practices, for approval by the board of directors.

●	Monitoring the implementation of the sustainability strategy approved by the board of directors, ensuring its compliance and suggesting changes, updates and improvements in relation thereto whenever necessary, in order to promote its management and implementation in each of the Company’s activities.

●	Assessing and recommending to the board of directors projects, proposals and special campaigns, through which the Company’s sustainability strategy is demonstrated, as well as contributing to the improvement of social and/or environmental problems.

●	Advising the board of directors on matters related to sustainable development, including assessment of its investment strategies or initiatives from a sustainable perspective.

●	Assessing and approving the Annual Sustainability Report.

●	Suggesting amendments to the rules of procedure and submit them for approval by the board of directors.

●	Approving, modifying and monitoring corporate policies related to the sustainability strategy, unless this function has already been delegated to another committee.

●	Recommending to the remuneration committee indicators related to the sustainability strategy.

Family Relationships

There were no family relationships among any of our directors and executive officers as of December 31, 2023.

As disclosed in “Item 4. INFORMATION ON THE COMPANY — A. History and Development of the Company — Recent Developments”, Carlos Calleja has been serving as our CEO since March 21, 2024. He is the son of Francisco Javier Calleja Malaina, who is the ultimate beneficial owner of 86.84% of the Company, as disclosed in “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — A. Major Shareholders — Following the Tender Offers”.

Foreign Private Issuer Status

Éxito is considered a “foreign private issuer” under U.S. securities laws and NYSE listing rules. NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE. The application of such exceptions requires that we disclose each NYSE corporate governance standard that we do not follow and describe the Colombian corporate governance practices we do follow in lieu of the relevant NYSE corporate governance standard. We follow and intend to continue following certain Colombian corporate governance practices in lieu of the corporate governance requirements of NYSE.

Colombian law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Colombian law impose specific requirements on the establishment of a compensation committee or nominating committee composed entirely of independent directors. Our board of directors does not consist of a majority of independent directors, and we have not established a compensation committee or nominating committee composed entirely of independent directors.

D. Employees

As of December 31, 2023, we had a total of 43,134 full-time employees in Colombia, Uruguay and Argentina. The following tables set forth the number of our full-time employees by function and geography as of the dates indicated:

	As of December 31, 2023
Function	Colombia	Argentina	Uruguay	Total

Administrative	1,364	285	443	2,092
Operational.	32,034	2,341	6,667	41,042
Total	33,398	2,626	7,110	43,134

	As of December 31, 2022
Function	Colombia	Argentina	Uruguay	Total

Administrative	1,481	273	381	2,135
Operational.	31,949	2,227	6,460	40,636
Total	33,430	2,500	6,841	42,771

	As of December 31, 2021
Function	Colombia	Argentina	Uruguay	Total

Administrative	1,417	260	366	2,043
Operational.	30,938	2,163	6,144	39,245
Total	32,355	2,423	6,510	41,288

As of December 31, 2023, 2022 and 2021, we had 2,317, 3,071 and 2,622 and outsourced employees. More than 90% of our outsourced employees provide services for our retail operations.

Our employee turnover index in Colombia for the year ended December 31, 2023, 2022 and 2021 was 27.2%, 12.26% and 8.97%, respectively.

Our management believes that our relations with our employees and their unions are good. We have open communication through formal and institutionalized channels that are permanently created and strengthened to create spaces for dialogue with our employees in general, as well as with trade unions and their leaders or representatives.

E. Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Following the Spin-Off

The following table sets forth information relating to the beneficial ownership of our capital stock immediately following the completion of the Spin-Off:

●	each person who served on our board of directors;

●	each member of our senior management; and

●	all of our directors and executive officers, as a group.

	Common Shares		Total Shares
Shareholder	Number	%	Number	%
Casino Group:
Géant International B.V.	41,102,964	3.2%	41,102,964	3.2%
Segisor S.A.S.	398,476,912	30.7%	398,476,912	30.7%
Helicco Participações Ltda.	2,326,400	0.2%	2,326,400	0.2%
Casino	8	0.0%	8	0.0%
Jean-Charles Henri Naouri	4	0.0%	4	0.0%
Total Casino Group(1)	441,906,288	34.0%	441,906,288	34.0%
CBD and GPA2(2)	172,762,309	13.3%	172,762,309	13.3%
Others	683,195,762	6.2%	683,195,762	6.2%
Directors and Officers:
Luis Fernando Alarcón	*	*	*	*
Felipe Ayerbe	—	—	—	—
Ana Fernanda Maiguashca	—	—	—	—
Christophe Hidalgo	—	—	—	—
Guillaume Michaloux	—	—	—	—
Rafael Russowsky	—	—	—	—
Philippe Alarcon	—	—	—	—
Bernard Petit	—	—	—	—
Carlos Mario Giraldo Moreno	*	*	*	*
Jacky Yanovich Mizrachi	—	—	—	—
José Gabriel Loaiza Herrera	*	*	*	*
Ivonne Windmueller Palacio	—	—	—	—
Sebastián Pérez Arango	*	*	*	*
Carlos Ariel Gómez Gutiérrez	—	—	—	—
Camilo Gallego Ferrer	—	—	—	—
Juan Lucas Vegas Palacio	*	*	*	*
Juan Felipe Montoya Calle	—	—	—	—
Claudia Campillo Velásquez	—	—	—	—
Lucas Lopez Lince	—	—	—	—
Jorge Jaller Jaramillo	—	—	—	—
Total directors and officers	*	*	*	*

(1)	The Casino Group is ultimately controlled by Mr. Jean-Charles Henri Naouri, a French citizen.
(2)	Immediately following the Spin-Off and prior to the Tender Offers, the Casino Group owned approximately 41% of the outstanding capital stock of CBD. Accordingly, Casino Group indirectly owned approximately 5.5% of our total capital stock through its ownership of CBD, in addition to the 34.1% of our total capital stock that it is expected to own directly, as set forth in the table above.
*	Less than 1%.

Following the Tender Offers

The following table sets forth information relating to the beneficial ownership of our capital stock immediately following the completion of the Tender Offers made by Grupo Calleja (January 25, 2024):

●	each shareholder who owns more than 5% of the Éxito common shares;

●	each person who serves on our board of directors;

●	each member of our senior management; and

●	all our directors and executive officers, as a group.

Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Éxito’s common shares. None of the shareholders listed below have different voting rights.

	Common Shares		Total Shares
Shareholder	Number	%	Number	%
Grupo Calleja:
Cama Commercial Group, Corp.	1,127,117,641	86.8%	1,127,117,641	86.8%
Total Grupo Calleja(1)	1,127,117,641	86.8%	1,127,117,641	86.8%
BDR holders	146,778,748	11.3%	146,778,748	11.3%
ADS holders	14,925,824	1.2%	14,925,824	1.2%
bvc shareholders	9,042,146	0.7%	9,042,146	0.7%
Others	170,746,718	13.2%	170,746,718	13.2%
Directors and Officers:
Luis Fernando Alarcón	*	*	*	*
Felipe Ayerbe	—	—	—	—
Ana Fernanda Maiguashca	—	—	—	—
Christophe Hidalgo	—	—	—	—
Guillaume Michaloux	—	—	—	—
Rafael Russowsky	—	—	—	—
Philippe Alarcon	—	—	—	—
Bernard Petit	—	—	—	—
Carlos Mario Giraldo Moreno	*	*	*	*
Jacky Yanovich Mizrachi	—	—	—	—
José Gabriel Loaiza Herrera	*	*	*	*
Ivonne Windmueller Palacio	—	—	—	—
Sebastián Pérez Arango	*	*	*	*
Carlos Ariel Gómez Gutiérrez	—	—	—	—
Camilo Gallego Ferrer	—	—	—	—
Juan Lucas Vegas Palacio	*	*	*	*
Juan Felipe Montoya Calle	—	—	—	—
Claudia Campillo Velásquez	—	—	—	—
Lucas Lopez Lince	—	—	—	—
Jorge Jaller Jaramillo	—	—	—	—
Total directors and officers	*	*	*	*

(1)	Cama Commercial Group, Corp. is wholly-owned by Clarendon Worldwide S.A. (“Clarendon”). Clarendon was formed to serve as an acquisition vehicle for the purpose of making the Tender Offers. All of Clarendon’s issued and outstanding shares is held by Fundación El Salvador del Mundo (the “Foundation”). The board of the Foundation has a sole member, Avelan Enterprise Ltd. (“Avelan”), which is an entity wholly owned by Francisco Javier Calleja Malaina. Mr. Calleja is the sole beneficiary of, and controls, the Foundation. Mr. Calleja , a Salvadorean citizen, controls Grupo Calleja (“Grupo Calleja”). See the Schedule 13D filed on 1/24/2024 for additional details.
*Less than 1%.

B. Related Party Transactions

Separation Agreement

As of December 31, 2023, we were considered as a subsidiary of Casino Group and GPA had a direct participation over us.

On January 6, 2023, we entered into a Separation Agreement with CBD to affect the Separation and provide a framework for our relationship with CBD following the Separation and the Spin-Off. This agreement establishes the terms and conditions to terminate agreements between the parties and will govern the relationship between CBD and us subsequent to the completion of the Spin-Off. The Separation Agreement also regulates other agreements that will be kept valid once the Spin-Off is concluded, including shared services, due synergies and interest from both parties, with the possibility to establish additional agreements in accordance with market conditions. The Separation Agreement also provides for the creation of a transition committee in order to allow the follow up of all shared agreements and organization of all necessary actions to terminate them. This committee shall be composed of three members appointed by CBD and three members appointed by Éxito. The Separation Agreement was in full force and effect for one year counted from the date of Éxito’s separation from CBD, that is, it was in force until April 16, 2024.

Other Related Party Transactions

We have a Related Party Transactions Policy which provides that the completion and execution of a related party transaction must meet the following principles: (1) it satisfies our interests and does not cause us harm; (2) it aims to provide a better service, better price or better conditions for our customers; (3) it generates value for us; (4) it does not reduce or put at risk our capacity to meet our obligations with third parties; (5) it respects the rights of minority shareholders; (6) transparency; and (7) it promotes the use of synergies, taking into account the limitations and restrictions established by law.

Set forth below are descriptions of our principal transactions with related parties as of December 31, 2023. For more information about our related party transactions, see note 10 to our audited consolidated financial statements.

Agreements with the Casino Group

From time to time, we and our affiliates have entered into transactions with the Casino Group and other related parties in the ordinary course of business on an arm’s length basis, including, but not limited to, cost reimbursement agreements, consultancy agreements and intellectual property license agreements.

As of December 31, 2023, we have entered into the following material agreement with Casino Group:

Agency Agreement

On January 12, 2023, we entered into an agency agreement (the “Agency Agreement”) with the Swiss Branch of Casino International SAS (“Casino Switzerland”), a company indirectly controlled by Casino, which is dedicated to the international negotiation of commercial services with international suppliers in the name and on behalf of the companies of the Casino Group. The Agency Agreement regulates the terms pursuant to which Casino Switzerland, itself or via its affiliate International Retail & Trade Services S.à r.l., provides international retail and trade services to us, including negotiation of international services agreements with international suppliers on our behalf. The Agency Agreement supersedes the agency agreement we entered with Casino Switzerland, among other parties, on December 20, 2003. The Agency Agreement was automatically renewed for an additional period of one (1) year, that is, until December 31, 2024, and shall be renewed indefinitely for subsequent one-year terms unless any party notifies the other party of its intention to terminate the agreement at least three months prior to the expiration of the term.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to pages F-1 – F-92 for a list of all financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 22 to our audited consolidated financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

	As of December 31,
	2023	2022	2021

Labor proceedings	10,211	10,902	10,418
Civil proceedings	7,250	5,516	5,371
Administrative and regulatory proceedings	2,275	2,683	1,806
Total	19,736	19,101	17,595

Set forth below are the main individual proceedings to which we were subject as of December 31, 2023.

Administrative and Regulatory Proceedings

DIAN Proceeding

On September 17. 2018, we filed before the DIAN a notice for proposal to amend our income tax return for 2015. We seek to declare the validity of the income tax and complementary taxes filing, as a result of which we would not owe any additional amounts. An official tax review in June 2019 declared that our 2015 income tax filing was still open and required a modification, decreasing the amount returned and including a sanction for the error.

As DIAN did not accept the irrevocability of the income and complementary taxes declaration and imposed a sanction on the Company, we filed two nullity claims before the Administrative Court of Antioquia, seeking, on the one hand, the nullity of the modification of the tax and, on the other, the annulment of the imposed sanction. Said petitions were admitted for the Court’s knowledge on January 26, 2022 and May 5, 2022, a first instance ruling is awaiting.

Industry and Trade Tax Proceeding - Bogotá

On February 4, 2016, we filed before the Secretary of Treasury – District Tax Direction of Bogotá a claim against the resolution by means of which such secretary issued an official revision settlement of the industry and trade tax for the bi-monthly periods 4, 5 and 6 of 2011 on the grounds of alleged inaccuracy in payments. We argue that such resolution is not valid since the secretary failed to serve the resolution in due time and the inspection and summon to correct did not follow the term established. The secretary considers that the term to issue the resolution was suspended, and the actions were taken in due time. Our claims were ruled in our favor in first instance and the secretary filed an appeal before the before Consejo de Estado which had not been yet resolved. On August 25, 2023, the Council of State admitted the appeal of the first instance ruling and a final second instance ruling is awaited.

Industry and Trade Tax Proceeding - Cali

In 2022, we filed before the Secretary of Treasury – District Tax Direction of Cali a claim against the resolution number 4131.041.21.1.2070 from March 10th, 2022, by means of which such secretary issued an official revision settlement of the industry and trade tax for the year 2018 in which Almacenes Éxito S.A. is invited to correct the codes and rates declared in the 2018 Industry and Commerce Tax.

In 2022, the Council of State admitted the case for hearing, and we are waiting for the first instance ruling.

There were not material proceedings which were resolved in from January 1, 2023, to the date of this annual report.

Dividends and Dividend Policy

General

The Colombian Commercial Code establishes that a company must, after payment of income taxes, appropriation of legal reserves, and after offsetting losses from prior fiscal years, distribute at least 50% of its annual income attributable to the shareholders of the controlling entity to all shareholders, payable in cash, or as determined by the general shareholders’ meeting, but in any case within one year following the date in which the dividends were determined. If the total amount assigned to the legal reserve of a company exceeds the amount of its issued share capital, the percentage required to be distributed increases to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of 78% of Éxito’s common shares represented at the general shareholders’ meeting.

Under Colombian law and our by-laws, annual income attributable to the shareholders of the controlling entity are to be applied as follows:

(1)	first, an amount equivalent to 10% of annual income attributable to the shareholders of the controlling entity is set aside to build up the legal reserve until that reserve is equal to at least 50% of the issued share capital;

(2)	second, in case there were losses in prior years, the balance is used to offset such losses; and

(3)	third, dividends are distributed and paid as determined by a majority of the general shareholders meeting, where financial statements for the year were approved.

Any stock dividend payable in common shares requires the approval of 80% or more of the shareholders present at a shareholders’ meeting. If such majority is not obtained, shares may only be distributed as dividends to the shareholders accepting the stock dividend payment.

The annual shareholders’ general meeting where distribution of profits is considered must be held within three months of the end of the fiscal year, and the dividend is generally paid shortly thereafter. Our shareholders, may in their sole discretion, determine whether we will pay any dividends, and consequently, we cannot assure you as to the amount of dividends per common share or that any such dividends will be declared.

Future dividends with respect to shares of our stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. As a result, we cannot assure you that we will pay any dividends at any time in the foreseeable future.

A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $13 in 2023) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2023 and 2022.

For further information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends.”

History of Payments of Dividends

The table below summarizes our history of payments of dividends for the periods indicated. There can be no assurance that we will be able to distribute dividends in the future. See “Item 3. Key Information—D. Risk Factors.”

	Outstanding shares (1)	Dividends per share paid	Cash dividend declared and paid	Earnings per Share (EPS)
		(COP)	(COP millions)	(COP)

2021	1,297,864,359	133.47	173,223	365.74
2022	1,297,864,359	183.13	237,678	76.33
2023	1,297,864,359	167.50	217,392	97.08

(1)	Shares outstanding as of end of period.

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2023.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are listed on the Colombian Stock Exchange under the symbol “EXITO.” The Éxito ADSs are listed on the NYSE under the ticker symbol “EXTO.” Each Éxito ADS represents eight Éxito common shares. The Éxito BDRs are listed on the B3 under the ticker symbol “EXCO32.” Each Éxito BDR represents four Éxito common shares.

We do not have any other equity securities outstanding apart from our common shares (including common shares represented by ADSs and BDRs).

B. Plan of Distribution

Not applicable.

C. Markets

Colombia

Trading on the Colombian Stock Exchange

Trading on the Colombian Stock Exchange is subject to specific regulations issued by the Colombian Stock Exchange, particularly the General Rules of the Colombian Stock Exchange (Reglamento General de la Bolsa de Valores de Colombia), as amended from time to time, the Regulation Letter (Circular Única de la Bolsa de Valores de Colombia), as amended from time to time, Law No. 964, and Decree No. 2555 of 2010. These rules mainly govern listing and trading activities on the Colombian Stock Exchange. They include among others (i) listing requirements, (ii) suspension and/or cancellation of the securities listed with the Colombian Stock Exchange, and (iii) admission requirements for broker-dealers.

Orders to suspend trading in securities may be issued pursuant to Decree No. 2555, the Rules of the Colombian Stock Exchange (Circular Básica Jurídica de la Bolsa de Valores de Colombia), and the Regulation of the Colombian Stock Exchange (Reglamento de la Bolsa de Valores de Colombia). Under Decree No. 2555, the Colombian Stock Exchange may suspend trading of the securities of an issuer when there is a circumstance that affects or may affect the regular-course operation of the Colombian Stock Exchange, or when the Colombian Stock Exchange considers it necessary in order to protect investors’ interests or the Colombian Stock Exchange itself. Decree No. 2555 also authorizes the Colombian Stock Exchange to suspend trading of an issuer’s securities if authorized by the Colombian Superintendence of Finance in response to the issuer’s non-compliance with Colombian securities laws or regulations. Under Decree No. 2555 and the Rules of the Colombian Stock Exchange, the Colombian Stock Exchange must temporarily suspend trading of a particular security to control excessive price volatility. If the security’s market price declines by 10% or more from its opening price on a trading day, trading in the security on the Colombian Stock Exchange is suspended for 30 minutes. If, when the trading resumes, the security’s price declines an additional 5%, trading will be suspended again until the next trading day.

Colombian securities regulations define “insider trading” as the use to one’s own benefit in a securities transaction on a stock exchange of privileged information. For these purposes, privileged information is market-moving information which has not been made available to the public. While sanctions imposed for insider trading have been few, individuals who use privileged information and those who through their employees, including brokers, have access to such information and disclose it to a third-party with no right to such information, or who recommend a market transaction based on such information, may be subject to fines. In addition, article 258 of the Colombian Criminal Code (Código Penal) penalizes the improper use of privileged information with a penalty of one to three years’ imprisonment and monetary fines.

Prior to 1992, settlement procedures for trades on the Colombian Stock Exchange occurred through physical delivery of the securities and were regulated by the Colombian Stock Exchange. Deceval was established in 1992 as a centralized securities depository, transfer agent and clearing facility for securities of private issuers. Deceval formally began operations in 1994 and its activities are regulated by Law No. 964 and Decree No. 2555. The creation of Deceval allowed for settlement to be affected either through physical delivery or, electronically, in book-entry form.

Except for some specific public auction procedures, since 2020 the settlement of securities transactions on the Colombian Stock Exchange is made at T+2 through Deceval’s book-entry system using the Colombian Stock Exchange’s Central Counterparty Clearing House (Cámara de Riesgo Central de Contraparte).

Delisting from an Exchange

If the shareholders of a company listed on the Colombian Stock Exchange (or any other stock exchange) pass a resolution to voluntarily delist the company’s securities from the Colombian Stock Exchange (or such other stock exchange), pursuant to Decree No. 2555, the shareholders who voted in favor of delisting are required to issue a take-over bid for the shares of the company owned by shareholders who voted against delisting from any such stock exchange or did not vote on the resolution.

Regulation of the Colombian Securities Markets

The Colombian Stock Exchange

Prior to 2001, there were three stock exchanges in Colombia: the Stock Exchange of Bogotá created in 1928, the Stock Exchange of Medellín (1950) and the Stock Exchange of Occidente (1970). Despite the limited economic growth during the 1980s, the economic expansion of the 1990s resulted in the Colombian capital markets growing at unprecedented rates, as indicated or measured by the market capitalization of listed companies, the total value traded through the facilities of the stock markets and the total amount of outstanding domestic public and private bonds. This rapid growth led to increased regulation of the Colombian capital markets. In addition, such growth precipitated the merger of the three existing stock exchanges to form the Colombian Stock Exchange (Bolsa de Valores de Colombia) in July 2001. Currently, the Colombian Stock Exchange manages stock, foreign exchange, derivatives fixed income markets, and encompasses all brokerage firms registered with its predecessor stock exchanges.

On November 22, 2010, the Colombian Stock Exchange completed the first phase of its planned equity market integration process by joining the Latin American Integrated Market (Mercado Integrado Latinoamericano – MILA). MILA is a stock exchange which unites the Colombia, Lima, Mexico and Santiago stock exchanges under one trading platform with a view to integrating securities trading in the four member countries of the Pacific Alliance trade bloc, which include Chile, Colombia, Mexico and Peru. Although the MILA exchange is currently the largest exchange in Latin America, combined trading volume through MILA is significantly lower than trading volume processed through Brazil’s exchange or even that of Chile or Mexico individually as the project has had difficulties in overcoming obstacles in integration between the governments’ regulators and tax regimes.

During the second half of 2021, the Colombian Stock Exchange announced the subscription of an agreement to integrate its operations with those of the stock exchanges of Perú and Chile. The agreement intends to implement a single regional trading platform; hence the three stock exchanges are currently working on the integration of the trading, clearing, and settlement platforms. The SFC has authorized the acquisition of the shares of the Colombian Stock Exchange by the Chilean holding, and on August 31, 2023, shareholders of the three stock exchanges decided to incorporate a new holding company whose CEO will be the former CEO of the Colombian Stock Exchange, Mr. Juan Pablo Córdoba. As a result of this new structure, it will be necessary to obtain additional regulatory authorizations required in each jurisdiction, conduct capitalization processes, and fulfil certain operative process during between the next 18 to 24 months. It is expected that the integration will be finalized by 2025. Regulatory Authorities

The Colombian capital market is regulated by the Colombian congress and by the Colombian Government through the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público) and the Colombian Superintendence of Finance. The Colombian Government is responsible for the overall economic policy making in Colombia. Pursuant to Article 150(19)(d) of the Colombian Constitution, the Colombian congress must determine the principles, criteria and objectives that the National Government of Colombia must observe when regulating all financial activities. Also, under Article 189(24) of the Colombian Constitution, the National Government of Colombia must regulate, supervise and control institutions in the financial, insurance and securities industry.

The responsibilities of the Colombian Government include the adoption of rules and regulations pertaining to, among other things, the public offering of securities; the operation and administration of the Integral Information System of the Securities Market (Sistema Integral de Información del Mercado de Valores – SIMEV), and the procedures for registration of securities, the establishment, operation and dissolution of infrastructure providers (such as central securities depositories and stock exchanges, among others), the disclosure obligations of periodic and relevant issuers of securities that are registered in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores – RNVE), regulation of market intermediaries, and establishing transparent criteria and best practices of negotiation.

On July 8, 2005, the Colombian congress enacted Law No. 964, the Colombian Securities Market Law (Ley del Mercado de Valores), as amended from time to time “Law No. 964”. Pursuant to Law No. 964, and Decree No. 663 of 1993, as amended from time to time, the Ministry of Finance and Public Credit is the governmental agency in charge of regulating the financial, insurance and securities markets. Direct supervisory authority of the financial, insurance and securities markets has been entrusted to the Colombian Superintendence of Finance.

The Colombian Superintendence of Finance was created in 2005 by Decree No. 4327 of 2005 issued by the President of the Republic of Colombia resulting in the merger of the Superintendence of Securities and the Superintendence of Banking. The Colombian Superintendence of Finance is a technical entity linked to the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público) that acts as the inspection, supervision and control authority of the financial, insurance and securities markets and any other activities related to the investment or management of the public’s savings. The Colombian Superintendence of Finance has been entrusted with supervising the Colombian financial system with a goal of preserving its stability and trustworthiness. The Superintendence of Finance is also responsible for promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors.

Legal Framework Relating to Securities Market

Law No. 964 provides the principal legal framework that governs the Colombian securities market. The primary scope of Law No. 964 is to promote the efficiency, transparency, integrity, and development of the Colombian securities market. Law No. 964 also sets forth certain corporate governance standards for listed companies and issuers, such as the requirement that at least 25% of the board members be “independent” directors (as defined in Law No. 964), that a listed company maintain an audit committee with at least three board members, including all the independent members, and that a listed company’s legal representatives adopt and implement internal control procedures and adequate mechanisms for disclosure of information and for certification of the truthfulness of the financial and other relevant information disclosed to the market.

Among other things, issuers of securities registered with the Colombian Superintendence of Finance are required to promptly disclose to the market material information relating to the issuer and its securities. Pursuant to Decree No. 2555 of 2010 (as amended from time to time “Decree No. 2555”), all material information relating to the issuer of registered securities (such as our common shares), its activities or securities issued or secured by such issuer which may influence the liquidity or market price of such securities must be disclosed as relevant information. Accordingly, issuers must file with the Colombian Superintendence of Finance two main types of information: (i) financial information, including unaudited financial statements on a quarterly basis, and annual audited financial statements on an annual basis, and (ii) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors in making investment decisions.

To comply with the foregoing disclosure obligations, issuers must disclose material information by posting a notice on the Colombian Superintendence of Finance’s website as soon as the event to be disclosed has occurred or as soon as the issuer knows of its occurrence. Posting this information on the relevant website constitutes public disclosure of the information in Colombia. Following posting it is available to the public on the Colombian Superintendence of Finance’s website.

Pursuant to Decree No. 2555, any person, entity or group which intends to become directly or indirectly a beneficial owner of 25% or more of one class of a Colombian Stock Exchange listed company’s issued and outstanding voting stock, or a person, entity or group that already is deemed to be a beneficial owner of 25% or more of the outstanding voting stock of such a company and intends to increase at any time its participation by more than 5%, is required to make a public tender offer to purchase such voting stock from all of such company’s shareholders, except in the case where such purchase is effected through a stock exchange auction, as a consequence of a privatization process or subject to other exceptions as provided in Decree No. 2555. Voting stock includes issued and outstanding voting shares or any other right that entitles a person to vote. According to Colombian regulations, a beneficial owner is any person or group of persons that, directly or indirectly, have the power (by contract, understanding, arrangement, relationship or otherwise) to vote and transfer (or to direct the voting or decide on the transfer of) the shares of a listed company. Individual investors are responsible for monitoring their level of ownership.

In addition, Decree No. 2555 establishes that any public tender offer to purchase a company’s shares must be for at least 5% of all outstanding shares of such company. The Colombian Superintendence of Finance will inform the Colombian Stock Exchange of any authorization granted to launch a mandatory tender offer in order to suspend negotiations until the day following the publication of the relevant offering notice of public acquisition.

Securities Market Self-Regulatory Organization

Self-regulation in the capital markets was formally introduced in Colombia by Law No. 964, and in this way, the Securities Market Self-Regulatory Organization (Autorregulador del Mercado de Valores) was created in June 2006.

The Securities Market Self-Regulatory Organization is a private entity that has the power to supervise, sanction and regulate Colombian entities subject to self-regulation (i.e. including securities intermediaries and any entity that voluntarily submits to self-regulation). Within its regulatory functions, the Securities Market Self-Regulatory Organization has enacted various rules regarding conflicts of interest, transparency, efficiency, integrity and market access. The Securities Market Self-Regulatory Organization does not have powers over issuers of securities, however, it has the duty to investigate any conduct of securities intermediaries that affects the investors’ rights.

Pursuant to Law No. 964 and Decree No. 2555, each local broker-dealer must be a member of a self-regulatory body as a requirement for the performance of activities on the Colombian Stock Exchange. Self-regulatory bodies have supervisory, regulatory and disciplinary powers over their broker-dealer members with the purposes of maintaining the transparency and integrity of the securities market and protecting investors. Self-regulatory bodies are subject to the supervision of the Colombian Superintendence of Finance and the rules and regulations they issue must be approved by the Colombian Superintendence of Finance.

Brazil

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the merger of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). The B3 is one of the largest exchanges in the world in terms of market capitalization, the second in the Americas and the leader in Latin America.

Trading on the B3 is conducted on an automated system known as the PUMA (Plataforma Unificada Multiativos) Trading System every business day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted between 5:30 p.m. and 6:00 p.m., or between 6:30 p.m. and 7:00 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade BDRs on the B3, the settlement occurs two business days after the trade date, with no adjustments for inflation on the purchase price. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of shares are made through the facilities of a clearinghouse, the B3 Central Depositary (Central Depositária da B3), which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities.

To better control the excess of volatility in market conditions, B3 has adopted a “circuit breaker” system, pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index (i.e., Ibovespa) falls below the limits of 10% or 15%, respectively, compared to the close of trading of the previous trading session. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading session, the B3 may suspend trading for a certain period of time to be defined at its sole discretion. The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Trading on B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by Law No. 6,385, dated December 7, 1976 (the “Brazilian Securities Exchange Act”) and the Brazilian Corporation Law. The Brazilian National Monetary Council (Conselho Monetário Nacional) (the “CMN”), is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporation Law, a company is either public (companhia aberta), like us, or private (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market. The shares of a company listed on the B3 may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the CVM and with the B3. Trading of securities of a public company on the B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the B3.

The Brazilian Securities Exchange Act, Brazilian Corporation Law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and the governance of the Brazilian stock exchanges.

D.	Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information called for by this Item is set forth in Exhibit 2.4 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C. Material Contracts

Agency Agreement with Casino

For information regarding our agency agreement with Casino, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with the Casino Group—Agency Agreement.”

D. Exchange Controls

The property of Éxito common shares will be registered before the Colombian Central Bank as foreign investment on the name of the foreign entities registered before Deceval as owner of those shares.

For the Colombian residents that acquire ADSs and BDRs, such ADSs and BDRs will be considered a financial investment and/or in assets located abroad of Colombia. Thus, the effective payment from Colombia to purchase the ADSs and BDRs can be completed using the foreign exchange market and registered as a financial investment abroad of Colombia by filling the correspondent international investment foreign exchange form. In this case, profits and any gain related to the ADSs and BDRs must be transferred using the foreign exchange market.

The ADSs and BDRs can also be acquired with currencies of the free market or unpaid, without registration before the Colombian Central Bank. In this scenario, the reception of profits and gains from the ADSs and BDRs can be freely received abroad of Colombia or voluntary remitted to Colombia using the foreign exchange market. Please refer to Item 10.E – Taxation – Material Colombian Tax Consequences for additional details.

E. Taxation

The following discussion contains a description of the material Colombian, U.S. federal income and Brazilian tax consequences of the acquisition, ownership and disposition of the Éxito common shares, ADS and BDRs. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Colombian Tax Consequences

The following discussion describes the material Colombian income and capital gains tax consequences relating to the purchase, ownership and disposal of Éxito common shares and Éxito ADSs by persons that are not residents in Colombia for tax purposes (“Non-Resident Holders”) and (ii) persons that are residents in Colombia for tax purposes, as defined by the applicable Colombian tax legislation.

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is exclusively based upon the tax laws of Colombia, in effect as of the date of this annual report, which are subject to change and to differing interpretations. Any change in the applicable Colombian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Colombia and other countries. The discussion also does not address any local-level tax consequences under the tax laws of any state, municipality or locality of Colombia, except if otherwise stated herein.

Although there is presently no income tax treaty between Colombia and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of Éxito common shares or Éxito ADSs.

You are advised to consult your own tax advisor with respect to an investment in Éxito common shares or Éxito ADSs in light of your particular investment circumstances.

Material Colombian Tax Consequences for Non-Resident Holders of Éxito Common Shares and Éxito ADSs

The following discussion summarizes the main Colombian tax consequences applicable to the purchase, ownership and disposal of Éxito common shares or Éxito ADSs by a Non-Resident Holder.

Taxation of Dividends

Colombian law provides for an equalization system according to which dividends paid from profits not taxed at the corporate level will be taxed upon distribution, via withholding. In addition, a dividend tax applies on top of the equalization tax or even if no equalization tax is due.

In order to determine the amount of profits taxed at the corporate level a formula needs to be applied. In general, the formula provides that the result from subtracting each year’s income tax from each year’s taxable basis corresponds to the amount of profits taxed at the corporate level that can be distributed as dividends untaxed with the corporate income tax (these dividends are only subject to the dividend tax withholding as explained below). The excess corresponds to those profits that were not taxed at the corporate level. In this case, dividends will be taxed at the corporate income tax rate plus the dividend withholding tax as explained below:

●	Dividends paid to a foreign entity or a non-resident individual from profits that have not been taxed at the corporate level in Colombia are (i) taxed at the general income tax of 35%, and (ii) the net income resulting from subtracting such tax from the gross dividend income will be subject to an additional tax of 20% as of January 1, 2023. Applicable taxes on dividends distributed to non-resident individuals will be paid through the withholding mechanism.

●	Dividends paid to a foreign entity or non-resident individual out of profits taxed at corporate level are only subject to a 20% dividend tax payable through the withholding mechanism for distributions made.

●	The dividend distribution paid to a resident entity from profits that have not been taxed at the corporate level, will be taxed at the general income tax rate of 35% as from 2022, plus withholding in lieu of a dividend tax at 10% on the balance (this tax is creditable up the structure until the first Colombian individual or non-resident shareholder is reached). The second distribution of those dividends will not be levied with dividend tax.

●	The first dividend distribution paid to a resident entity out of profits taxed at the corporate level are subject only to the 10% dividend tax. From the second distribution thereon, the dividends are not subject to dividend tax.

●	Dividends paid to a resident individual from profits that have not been taxed at the corporate level in Colombia are taxed at the general income tax rate of 35% as from 2022, plus a 0 to 39% dividend tax on the balance for dividend distributions made on or after January 1, 2023. In this case, , the resident individual could potentially benefit from a maximum 19% tax credit that could potentially reduce the maximum effective dividend tax to 20%.

●	Dividends, in excess of 1090 UVT, paid to a resident individual out of profits taxed at corporate level, are only subject to a 0 to 39% dividend tax on the balance for dividend distributions made on or after January 1, 2023. In this case, the resident individual could potentially benefit from a maximum 19% tax credit that could potentially reduce the maximum effective dividend tax to 20%.

Taxation of Foreign Capital Portfolio Investments

As a general rule, non-resident Holders are Colombian income taxpayers on the profits obtained in developing their activities, when their investment qualifies as portfolio investment, regardless of the vehicle used to carry them out. Thus, their income will be taxed at the rate of 14% (an increased 25% withholding tax rate applies in the case of foreign portfolio investors domiciled in listed non-cooperative, nil and low, tax jurisdictions) which will be collected through withholding tax mechanics. If the non-resident Holders received dividends the withholding will be applied by the company paying at the rate of 25%, assuming that the dividends were not subject to taxation at the corporate level, or, 20% dividend tax applies on the balance of dividends to be distributed to the investor, or on the gross amount in such cases the dividend is paid out of profits that were subject to taxation at the corporate level.

Withholding tax applies in lieu of income tax so no additional payments or filings are required for the non-Resident Holders. However, bear in mind that the abovementioned rules would not apply to foreign investments whereby the final beneficiary is a tax resident in Colombia who has control over such investments.

Capital Gains

Gains from gifts, inheritances and the sale of fixed assets owned for at least two (2) years are taxed at a 15% rate as of January 1, 2023. This special rate applies to all taxpayers regardless of residence.

Certain exceptions apply to both income tax and capital gains tax that need to be analyzed on a case-by-case basis. For example, profits from the sale of shares listed in the Colombian Stock Exchange are not subject to income or capital gains tax, regardless of holding period, insofar as the shares sold are owned by the same beneficial owner and represent no more than 3% of the outstanding shares in the listed company, if the sale occurs on or after January 1, 2023. This exception should apply as long as the shares being sold are registered in the Colombian Stock Exchange, even if the sale occurs through a foreign stock market. Investors should seek their own tax advice.

For these purposes, Investors should consider that Law No. 2155 of 2021 modified the definition of beneficial owner.

Taxation derived from the sale of Éxito common shares

Pursuant to Section 36-1 of the Colombian Tax Code, if within any given fiscal year (January, 1 – December, 31) the transfer by any holder of Éxito common shares in the Colombian Stock Exchange does not exceed 3% of the issued shares in the market, the transfer should not be subject to income or capital gains taxes in Colombia. Sellers of Éxito common shares are not required to file an income tax return for the transfer of securities that are listed in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) as long as the foreign investment is treated as a portfolio and the abovementioned 3% threshold is not surpassed.

The sale of Éxito common shares above the aforementioned threshold triggers a taxable event in Colombia for the seller. If the purchase price of the Éxito common shares exceeds the seller’s COP adjusted tax basis in the sold shares, the corresponding gain resulting from the transaction should be subject in Colombia to a 15% capital gains tax as of January 1, 2023, should the seller have held the corresponding Éxito common shares as (i) a fixed asset for (ii) more than 2 years; if neither (i) or (ii) are met, the gain should be subject to a 35% corporate income tax in the case of entities and non-resident individuals, or up to 39% in the case of resident individuals. Losses from the sale of Éxito’s common shares are non deductible for Colombian tax purposes.

If the buyer of the Éxito shares is a Colombian taxpayer charged with the obligation to withhold at source, there is a potential cross-border back-up withholding applicable by the purchaser on the gross purchase price. Such withholding will be of 10% for capital gains tax or 15% for regular income tax. Said backup withholding can be credited towards the final tax liability assessed in the tax return to be filed by the seller. Upon tax assessment, if because of the applied back-up withholding there is a resulting tax refundable amount, the seller could file for a tax refund before the Colombian Tax Service (DIAN). – No withholding if the transaction is settled through the Colombian Stock Exchange.

Should the sale occur between related parties, Section 260-4 of the Colombian Tax Code provides that the purchase price must correspond to the fair market value of the Éxito shares, determined either based on (i) a free cash flow valuation or (ii) Éxito stock price as of the day prior to the sale. Should this be case, for Colombian tax purposes, the purchase price should be at least equivalent to the stock price as of the day prior to the sale.

Should the sale occur between non-related parties, Section 90 of the Colombian Tax Code provides that the deemed purchase price for tax purposes must correspond to at least 85% of the fair market value. This tax rule will only have impact if the agreed price is below the deemed price (the 85% of the fair market value), in which case for the corresponding tax consequences must be assessed and reported using the minimum deemed price, unless a technical valuation exists to support such lower agreed price.

The sale of the shares will reset the holding period in the shares for the purchaser.

Taxation derived from the conversion of Éxito common shares into Éxito ADSs

The Éxito shares conversion/exchange into ADSs by any holder of ADSs should trigger a taxable event subject to either regular income tax or capital gains tax observing the rules discussed in Paragraph 1 of the immediately previous section “—Taxation derived from the sale of Éxito common shares,” as applicable to said holder.

The Colombian Tax Service has taken the position that the ADSs are deemed as an asset different from the underlying shares in Éxito. However, because there are arguments to hold the contrary view, there is uncertainty as to what occurs when the common shares in Éxito are converted/exchanged for ADSs, and whether such exchange triggers taxation in Colombia or whether it can be deemed as a tax deferral event. There is a risk that the Colombian Tax Service takes the position that the exchange should be viewed as a taxable event triggering capital gains tax in Colombia.

Taxation derived from the sale of Éxito ADSs

The sale or exchange of Éxito ADSs by Non-Resident Holders should not trigger a taxable event in Colombia, provided that the previous conversion of Éxito common shares into Éxito ADSs was previously taxed in Colombia.

The Colombian tax regime does not have a rule specifically dealing with the income tax effects of the sale or exchange of ADSs. Nonetheless, the current position of the Colombian Tax Service (DIAN) is that the ADSs are considered a different and independent security from the underlying shares that are in custody by the ADS Program Administrator. In this sense, from the interpretation of the general rules regarding sourcing of income and taxation of Non-Resident Holders the ADSs held abroad are not deemed to be Colombian assets, and the capital gains obtained from the sale of ADRs by non-Colombian entities, Colombian individuals who are non-residents in Colombia and foreign non-resident individuals, should neither be subject to income nor capital gains taxes in Colombia. In line with this, it is worth noting that the sale of the ADSs should not fall under the offshore transfers regime and as such, such sale should not be deemed as a taxable indirect transfer of the underlying common shares of Éxito, once again, provided that the previous conversion of Éxito common shares into Éxito ADSs was previously taxed in Colombia (please refer to the immediately following section for taxation upon conversion).

Taxation derived from the conversion of Éxito ADSs into Éxito common shares

Provided that the previous conversion of Éxito common shares into Éxito ADSs was previously taxed in Colombia, the conversion of Éxito ADSs into Éxito common shares should not trigger a taxable event for the holder of the ADSs.

Other Colombian Taxes

As of the date of this annual report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States of America. Transfers of Éxito ADSs from Non-Resident Holders or persons that are residents in Colombia for tax purposes, as defined by the applicable Colombian tax legislation, to non-tax residents of Colombia by gift or inheritance are not subject to Colombian income or capital gains taxes. Transfers of Éxito common shares or Éxito ADSs by gift or inheritance from residents to residents or from non-residents to residents should be subject to capital gains taxation in Colombia at the applicable tax rate for occasional gains obtained by residents of Colombia. There are no Colombian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Éxito common shares or Éxito ADSs.

Material U.S. Federal Income Tax Considerations

In General

The following is a discussion of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of: owning and disposing of the Éxito common shares or the Éxito ADSs (collectively, the “Éxito Shares”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that will hold their Éxito Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment), and assumes that any distributions made by Éxito on Éxito Shares will be in U.S. dollars. This discussion does not address any aspect of non-U.S. tax law or U.S state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Éxito Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

●	banks, mutual funds and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	tax-exempt organizations or governmental organizations;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other deferred accounts;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to the alternative minimum tax;

●	U.S. Holders who own or are deemed to own 10% or more (by vote or value) of the Éxito shares;

●	persons who hold their Éxito Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

●	persons who purchase or sell their Éxito Shares as part of a wash sale for tax purposes;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

●	persons who received their Éxito Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Éxito Shares that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Éxito Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of Éxito Shares.

This discussion is for informational purposes only and is not tax advice. Holders of Éxito Shares should consult their tax advisors with respect to the U.S. federal income tax consequences to them of the ownership and disposition of Éxito Shares in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

U.S. Federal Income Tax Consequences of Owning and Disposing of Éxito Shares

Distributions on Éxito Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution that Éxito makes to a U.S. Holder with respect to Éxito Shares (including the amount of any taxes withheld therefrom) generally will be includible in such holder’s gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Éxito’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Éxito’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s Éxito Shares, and then, to the extent such excess amount exceeds such holder’s tax basis in such Éxito Shares, as capital gain. Éxito, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Éxito makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Éxito will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code, but may be eligible for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders provided that Éxito is not a PFIC and certain holding period and other requirements are met.

Subject to certain conditions and limitations, non-U.S. taxes withheld, if any, from dividends on the Éxito Shares may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Éxito Shares will be treated as income from sources outside the United States and generally will constitute passive category income. However, as a result of recently issued Treasury Regulations that impose additional requirements for foreign taxes to be eligible for a foreign tax credit, there can be no assurance that a U.S. Holder will be able to claim a credit against its U.S. federal income tax liability for any non-U.S. taxes withheld from dividends on the Éxito Shares. A U.S. Holder may be able to elect to deduct such non-U.S. taxes withheld from dividends on the Éxito Shares, if any, in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits generally applies to all foreign taxes paid or accrued in the taxable year. Further, in certain circumstances, if a U.S. Holder holds its Éxito Shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for certain non-U.S. taxes imposed, if any, on dividends paid on its shares. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dispositions of Éxito Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Éxito Shares in an amount equal to the difference between the amount realized upon the disposition of the Éxito Shares and such U.S. Holder’s tax basis in the Shares. Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the shares exceeds one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss generally will be treated as U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances in respect of any non-U.S. tax imposed on the sale or other disposition of Éxito Shares.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and net gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% (by value) of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

Based upon the composition of our gross income and gross assets, the market value of our assets and the nature of our business, we do not believe that we were treated as a PFIC for the taxable year ending on December 31, 2022, and do not expect to be treated as a PFIC for the taxable year ending on December 31, 2023. However, there can be no assurance that Éxito will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Éxito’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If Éxito were a PFIC for any taxable year during which a U.S. Holder owned the Éxito Shares, gains recognized by such U.S. Holder on a sale or other disposition of the Éxito Shares would be allocated ratably over the U.S. Holder’s holding period for such Éxito Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Éxito became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Éxito Shares in excess of 125% of the average of the annual distributions on such shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described in the two immediately preceding sentences. A “qualified electing fund” election or “mark-to-market” election may be available with respect to a U.S. Holder’s Éxito Shares that would result in alternative treatments to such holder if Éxito is classified as a PFIC. If Éxito is classified as a PFIC in any year that a U.S. Holder holds Éxito Shares, Éxito generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if Éxito ceases to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Éxito Shares during any taxable year in which Éxito is a PFIC, that holder generally will be required to file an annual IRS Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the Éxito Shares, including the availability of the “qualified electing fund” election or “mark-to-market” election with respect to their Éxito Shares.

Backup Withholding and Information Reporting

Payments of dividends to a U.S. Holder and proceeds from the sale or other disposition of Éxito Shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof that it qualifies for an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Éxito Shares, subject to certain exceptions (including an exception for Éxito Shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Éxito Shares.

Material Brazilian Tax Consequences

The following discussion describes the material Brazilian tax consequences relating to the purchase, ownership and disposal of Éxito common shares, ADSs and BDRs by persons that are domiciled in Brazil for tax purposes, as defined by the applicable Brazilian tax legislation (“Brazilian Resident Holders”).

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is based upon the tax laws of Brazil, in effect as of the date of this annual report, which are subject to change and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil, except if otherwise stated herein.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of Éxito common shares, ADSs or BDRs.

You are advised to consult your own tax advisor with respect to an investment in Éxito common shares, ADSs or BDRs in light of your particular investment circumstances.

Material Brazilian Tax Consequences for Non-Resident Holders of Éxito Common Shares, ADSs and BDRs

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of Éxito common shares, ADSs or BDRs by a Non-Resident Holder.

Taxation of Dividends

Dividends paid by a non-Brazilian corporation, such as Éxito, to a Non-Brazilian Holder of its common shares and ADRs are not subject (i.e., out of scope) to withholding income tax (“WHT”) in Brazil. Brazilian legislation is not clear on taxation of dividends received by Non-Resident Holders in connection with Éxito BDRs. We understand that the dividends are paid by non-Brazilian sources to Non-Resident Holders and therefore should not be subject to Brazilian taxation. However, as there is no clear guidance on this matter, we recommend these investors to discuss this issue with their tax advisors.

Capital Gains

Sale of Éxito common shares or ADSs

According to Law No. 10,833, dated December 29, 2003 (“Law No. 10,833”), capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another Non-Resident Holder or to a Brazilian Resident Holder are subject to taxation in Brazil.

Our understanding is that Éxito common shares and ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT.

Conversion of Éxito Common Shares into BDRs

Although there is no clear regulatory guidance, the deposit of Éxito common shares into the Éxito BDR program and issuance of BDRs should not subject a Non-Resident Holder to Brazilian tax. Non-Resident Holders may deposit their Éxito common shares, receive BDRs, sell such BDRs on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the BDRs upon deposit of Éxito common shares, a Non-Resident Holder may also elect to register with the Central Bank the U.S. dollar value of such BDRs as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described below.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such BDRs shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before Brazil’s Central Bank and CVM in accordance with Resolution No. 4,373.

Sale of BDRs

Brazilian legislation does not provide a clear guidance of taxation of transactions with BDRs. In this sense, there is some controversy over whether these may be deemed assets located in Brazil. If BDRs are deemed to be located in Brazil, capital gains assessed on a Non-Resident Holder on the disposition of BDRs carried out on a Brazilian stock exchange are:

●	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373 (a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

●	arguably subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder and is a resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) is not a 4,373 Holder and is not a resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

●	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of BDRs that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that (A) has registered its investment as a foreign direct investment under Law No. 4,131/62 (a “4,131 Holder”); and (B) is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a 4,131 Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Under Brazilian legislation, there are legal grounds to support that the disposition of BDRs by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 of Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to BDRs should not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to BDRs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of BDRs.

In the case of a redemption of BDRs or a capital reduction by us, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the BDRs redeemed is treated as a capital gain derived from the sale or exchange of BDRs not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, the gains realized as a result of the disposal of BDRs is the positive difference between the amount realized on the sale or exchange of the BDRs and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Resident Holder of BDRs and a 4,373 Holder of BDRs will continue or that it will not change in the future.

Conversion of BDRs into Éxito Common Shares

The cancellation of BDRs and receipt of the underlying Éxito common shares may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in BDRs or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the BDRs, as the case may be, is lower than:

●	the average price per BDR on the B3 on the day of deposit; or

●	if no BDRs were sold on that day, the average price on the B3 during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the BDRs, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing: (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008 (“Law No. 11,727”).

A Low or Nil Taxation Jurisdiction is a country or location that: (1) does not impose taxation on income; (2) imposes income tax at a maximum rate lower than 20.0%; or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20.0% (or 17%, provided that the requirements set forth by Normative Ruling No. 1,530 dated December 19, 2014 are met); (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0% (or 17%, provided that the requirements set forth by Normative Ruling No. 1,530 dated December 19, 2014 are met); or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

On December 29, 2022, the Brazilian government published Provisional Measure No. 1,152 which was converted into Law No. 14,596 in June 15, 2023 (“Law 14,586”). Law 14,586 introduces changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the OECD. Specifically in relation to the concepts of Favorable Tax Jurisdictions and Privileged Tax Regimes, further detailed above, Law 14,586 established a minimum threshold tax rate of 17%, a change from the minimum rate of 20% foreseen in the current legal provisions. As mentioned above, the 17% rate is already adopted as a minimum threshold, in certain cases based on an authorization granted by the rules currently in force. Under current rules, however, tax authorities may reinstate the 20% threshold at any time. Law 14,596 sets in legal statutes that minimum 17% threshold. This new threshold, will be applicable from January 2024 onwards, except in the case of taxpayers that opted to anticipate the effects of said law.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Éxito common shares, ADSs or BDRs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Éxito common shares, ADSs or BDRs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in BDRs, may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%. However, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of Éxito common shares into BDRs held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree No. 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”), may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving BDRs is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Any increase in the rate would not apply retroactively.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information requirements of the Exchange Act, pursuant to which we file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains each of our filed reports and information statements. You may also inspect these reports and other information at the offices of the New York Stock Exchange Inc., 120 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência, which is an annual report that is prepared and filed in accordance with CVM Instruction No. 480/09 and can be accessed through www.cvm.gov.br. Information from that website is not incorporated by reference into this document.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at: Carrera 48 No. 32B Sur – 139 - Avenida Las Vegas - Envigado, Colombia.

Our investor relations website is located at https://www.grupoexito.com.co/ (This URL are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.)

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instrument Risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on our revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 38 to our audited consolidated financial statements included elsewhere in this annual report.

Commodity Risk

Our business use a large volume of agricultural products. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture.

Foreign Exchange Risk

While the majority of our transactions, assets, and liabilities are denominated in Colombian pesos, our functional currency, we do incur expenditures in currencies other than our functional currency. This exposes us to the risk of currency fluctuations impacting the value of our cash flows. However, historically, we have managed this risk by covering all transactions in foreign currency through the use of derivative financial instruments such as swaps and/or forwards.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

D. American Depositary Shares

D.3. FEES AND CHARGES APPLICABLE TO HOLDERS OF ADS

JPMorgan Chase Bank, N.A. (the “Depositary”), as Éxito ADS Depositary has issued the Éxito ADSs under the Éxito ADS Depositary Agreement (the “Depositary Agreement”). The Depositary collects fees from (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions, issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason.

Persons depositing or withdrawing shares must pay $5.00 per 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a Share Distribution or elective distribution is made or offered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge.

The Depositary may incur the following fees on ADS holders, beneficial owners, or any  party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (i) a fee of U.S.$0.05 or less per ADS held for any Cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Deposit Agreement, (ii) a fee of U.S.$0.05 or less per ADS held for the distribution of securities other than ADSs or rights to purchase additional ADSs pursuant to paragraph (10) hereof (including, without limitation, distributions made by, for, or on behalf of, or received from, the Company or any third-party) or the distribution of the net cash proceeds from the public or private sale of any such securities, (iii) an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (iv)an amount for the reimbursement of such charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian and charges and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge or expense from one or more cash dividends or other cash distributions).

D.4.i. FEES INCURRED IN PAST ANNUAL PERIOD

The Depositary anticipates reimbursing the Company for certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time.

D.4.ii. FEES TO BE PAID IN THE FUTURE

The Depositary may make available to the Company a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit in compliance with the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms established by the SEC. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, the implementation of these disclosure controls and procedures were ineffective, and will endeavor to remediate them in the following years.

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation report of the independent registered accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control over Financial Reporting

Other than as discussed below in the remedial actions for the year ended December 31, 2023, during the period covered by this annual report, we have not made any changes to our internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of December 31, 2022 - Remediation Plan for Previously Existing Material Weakness

The deficiencies for the year ended December 31, 2022 related to inadequately trained resources, which had resulted in an ineffective risk assessment process concerning internal control over financial reporting for certain processes. These processes lacked clearly defined financial reporting objectives and evaluation of associated risks, including those related to specific changes that could significantly impact our internal control system.

To address these issues, remedial actions began with additional staffing efforts to facilitate a thorough assessment of internal control risks which included, automating processes with RPAS and technological support applications, training for staff on financial risk management, and fostering synergies with cross-functional support areas for the proper definition of controls.

Trained resources - Information technology: Throughout the fiscal year 2023, the Company implemented a comprehensive plan to address this deficiency. This initiative aimed to ensure the reliability of the information used in financial reporting, by ensuring compliance with general IT controls. The implementation of this plan yielded effective outcomes that positively impacted the reliability, integrity, and accuracy of information used in manual and automated process-level controls, thereby remedying the previously identified weaknesses.

Process-level control for cost adjustments: For the year 2023, controls were strengthened by the Company to ensure that the standard cost allocated for product valuation is reasonable, and to verify variations between actual and standard costs to ensure alignment with the Company’s established goals, validating their analysis and correct recording. The implementation and strengthening of this remediation plan proved effective in overcoming the identified weakness.

Complex transactions: The Company continues to enhance the process for analyzing and recording complex transactions in the financial statements. Additionally, controls are being refined to ensure accurate calculation, recognition, and proper substantiation and authorization of these transactions. This plan is still not adequately implemented, and the deficiency persists.

As of December 31, 2023 - Remediation plan to be implemented in the following years

A comprehensive remediation plan will be developed and executed over the forthcoming years to address all identified deficiencies. This plan will involve enhancing controls, revising procedures, and implementing additional measures to ensure the effectiveness and reliability of our internal controls framework. These efforts will be aimed at mitigating risks, improving financial reporting accuracy, and ensuring compliance with international standards.

Segregation of Review and Approval of Journal Entries: The Company has controls related to manual accounting adjustments review. However, in the following years, the control activity will be enhanced, taking into account the evaluation of relevant quantitative and qualitative factors considering the impact on the financial statement.

Inventory Control: The Company has controls which aim to ensure the accuracy of the counts through cyclical counts on inventories based on criticality or risk of loss per sub-line. To improve controls, the Company will document the procedure for determining the provision for recognized loss in subsequent years.

Financial Reporting Process: To ensure completeness and accuracy the Company will implement and properly operate monthly, quarterly, and annual controls in compliance with IFRS.

Evaluation of Going Concern: The Company will improve the documentation and information used to analyze the going concern assumption, including monitoring cash position, working capital, minimum cash levels, and debt limits.

Oversight of Financial Reporting and ICOFR: The Company is committed to enhancing oversight of financial reporting and internal control over financial reporting (ICOFR) by bolstering the presence of personnel possessing the requisite competence and authority. Currently, the Company benefits from the expertise and authority of personnel responsible for supervising and maintaining the functionality of internal controls over financial information and financial statement disclosure. This necessitates ongoing reporting to the Audit Committee for quarterly reviews. However, the company acknowledges the need for further enhancements in control mechanisms to ensure adequate supervision of internal control and financial information.

Revenue and Collection Control for Libertad S.A.: For the subsidiary Libertad in Argentina, the design of controls related to income and collections will be enhanced. Controls within the revenue and collection cycle will be reviewed and strengthened to ensure that those focused on reconciliation, review, and accounting recognition provide reasonable assurance of accuracy.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ana Fernanda Maiguashca, a member of our audit committee as of December 31, 2023, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer. This code of ethics is available at our website https://www.grupoexito.com.co/en/program-transparency. Information from that website is not incorporated by reference into this document.

A copy of our code of ethics has been filed as Exhibit 11.1 to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG S.A.S. located in Colombia with PCAOB ID 5070, acted as our independent registered certified public accounting firm for the fiscal years ended December 31, 2023 and 2022. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2023 and 2022, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2023	2022
	(In millions of COP)
Audit Fees	11,677	12,122
Audit-Related Fees	757	-
Tax Fees	-	-
All Other Fees	-	-
Total	12,435	12,122

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, we are required to comply with Exchange Act Rule 10A-3, which mandates that we either establish an audit committee composed of members of the board of directors that meets specified requirements or rely on an exemption under Exchange Act Rule 10A-3(c)(3), which is the case with our statutory audit committee. In our assessment, in light of the composition of our statutory audit committee, our reliance on the exemption does not materially adversely affect.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The content required under this item has been previously disclosed in the Company’s reports filed with the Securities and Exchange Commission. Therefore, no disclosure is required under this item.

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Colombian company listed on bvc, we are required to comply with the corporate governance standards set forth in Colombian corporate law and the rules of the bvc. The following is a summary of those differences.

NYSE Standards	Our Corporate Governance Practices
Director Independence

The majority of the board of directors must be independent. §303A.01. “Controlled companies,” which would include Almacenes Éxito if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	In accordance with the bylaws of Éxito, the board of directors shall be composed of nine members, of which at least three must be independent. The term of the board of directors shall be two years, counted from the date in which it was elected by Éxito’s shareholders meeting. As provided by Colombian law, the appointment of the Company’s directors is carried out through a system that ensures proportional representation for all shareholders. As of the information revealed in “Explanatory Notes – Tender Offers”, Éxito is a controlled company.

Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management. §303A.03.	A comparable rule does not exist under Colombian law. Pursuant to our bylaws, the board of directors shall ordinarily meet at least eight times a year, to cover and review, among others, the following matters of the Company: strategy, corporate governance, control environment and risk management, conflicts of interest, related party transactions, financial and investment management, operation of the Board of Directors, management, financial and non-financial reporting, and shares and shall extraordinarily meet whenever necessary.

Nominating/Corporate Governance and Sustainability Committee

A nominating/corporate governance and sustainability committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Colombian law does not require the establishment of a nominating and a corporate governance and sustainability committee composed entirely of independent directors. Pursuant to our bylaws, our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, the Company does not have a Nominating/Corporate Governance and Sustainability Committee The responsibilities of our committees are set by their respective internal regulations.

Remuneration Committee

A remuneration committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Colombian law does not require the establishment of a remuneration committee composed entirely of independent directors. As of the date of this annual report, the Company does not have a Remuneration Committee.

Audit and Risk Committee

An audit committee with a minimum of three independent directors satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06 and 303A.07.	According to Law 964 of 2005, Colombian companies that are authorized to issue securities by the Superintendence of Finance of Colombia must have an audit committee that satisfies the requirements of Law 964 of 2005, including its minimum number of members, independence criteria and audit related duties. Our audit and risk committee is composed entirely of independent Directors, and the committee meets the requirements of Law 964 of 2005 and Rule 10A-3 under the Exchange Act.

Code of Ethics for Directors, Officers and Employees

Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Our board of directors has adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer. This code of ethics is available at our website www.grupoexito.com.co. Information from that website is not incorporated by reference into this document.

Equity Compensation Plans

Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Under Colombian law, no similar right to vote on equity compensation plans and material revisions thereto is given to shareholders. Additionally, the Company does not offer share- based compensation to the board of directors or employees.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines. §303A.09.

The Superintendency of Finance does recommend the adoption of corporate governance guidelines. However, according to Superintendency of Finance Circular No. 028/2011, the adoption of corporate governance guidelines is voluntary. Listed companies must annually publish a corporate governance survey comparing their corporate governance standards with those recommended by the Superintendency of Finance. Our corporate governance guidelines are listed on our website at https://www.grupoexito.com.co/en/country-code-survey

In addition, the Company, being an issuer in the Brazilian stock market, must annually submit to the Comissão de Valores Mobiliários a survey on the adoption of good corporate governance practices promoted in that market, the adoption of which is also voluntary.

Stockholders’ Approval of Dividends.

NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends

In accordance with the Colombian Code of Commerce, all dividends must be approved by Éxito’s stockholders.

Unless the bylaws provide for a higher majority, the proposal for the distribution of dividends shall be approved by the shareholders’ meeting with the affirmative vote of at least 78% of the shares.

When such majority is not obtained, at least 50% of the net income must be distributed.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREING JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

Due to the proliferation and sophistication of cyber-attacks in the world and especially in Retail and other industries, cybersecurity is a priority issue for Grupo Éxito, since we could be cyber vulnerable, and this would have the potential to compromise key digital assets and thus affect the continuity of operations and / or information security.

In this sense, we periodically analyze the environment and the panorama of cyber threats and carry out permanent monitoring of the behavior and level of risk exposure, to define treatment measures to mitigate the probability of occurrence and negative impact for the company and stakeholders, and to make significant investments to strengthen our cybersecurity strategy.

Process for assessing, identifying, and managing cybersecurity risk.

The company has designed and implemented a governance and a set of key cybersecurity policies, manuals, procedures, and controls designed to mitigate the occurrence and negative impacts arising from cyber threats.

These action mechanisms are established in the company to anticipate, prepare for, respond to and recover from a given event that affects corporate IT security, and are extended to employees and suppliers.

To strengthen our information security and technology strategy, the organization adopted ISO 27001, NIST and PCI as international reference standards and best practices in the field of information security. We have also instituted and implemented technical and operational controls to identify and manage security risks within our current environment. Recognizing the importance of identifying and controlling vulnerabilities in information components and systems, these elements are an integral part of our incident prevention efforts and form a fundamental aspect of our implemented security plan.

In line with our commitment to safeguard customer data, in 2023 Grupo Éxito achieved the Payment Card Industry (PCI) certification for e-commerce transactions. This certification accredits the implementation of sufficient security procedures to prevent incidents involving data from payment methods such as credit cards, fostering customer confidence.

Grupo Éxito has a process to identify, evaluate and manage cyber threats depending on their nature and the level of risk they may represent for the company.

This process begins with the collection and analysis of early warnings, as signals that indicate the possibility of materialization of risks, either own or emerging, with or without the potential to generate a crisis, which allows Éxito to anticipate the possible impacts indicated by these signals. The identification and monitoring of these signals are the responsibility of all areas, processes, and personnel of the Company.

Once the warning signs have been identified, the appropriate level or team should notify the following teams or committees:

●	Specialized teams: composed of IT analysts, IT operational leaders and strategic allies. These teams are activated when low or medium risk incidents arise that affect the normal operation of the processes for which there are attention procedures and are sufficient for immediate or short-term resolution. These teams are responsible for providing an immediate solution and must notify their superior level of the incident and its solution.

●	IT Situational Committee: led by the technology services manager and its members include the IT security director, who is the company’s CISO, the infrastructure services director, the head of enterprise architecture, and external experts or leaders of other company processes may be invited depending on the nature and potential impacts of the situation. This committee is activated when high-risk events occur, i.e., important situations that cannot be handled with the resources available at the place of occurrence; or those situations that could be managed at low levels but due to their reputational significance, need to be managed by a higher level.

●	Crisis roundtable: led by the vice president of human resources and its members are the vice president of corporate affairs, the vice president of services, the external communications directorate, the head of integrated risk management, and the team that makes up the IT Situational Committee. Anyone within the company or external experts are invited based on their experience and skills that can help define the corporate strategy to respond to the crisis. This roundtable is activated when extreme risk events arise that could have a negative impact on the entire company if not properly managed, including material cybersecurity incidents.

The matters discussed at the crisis roundtable are reported to the Board of Directors and/or the Audit and Risk Committee of Grupo Éxito.

The crisis will only be considered closed when all actions, including post-crisis actions, have been implemented and the results achieved are deemed satisfactory by our crisis roundtable.

In 2023 in Grupo Éxito no cybersecurity incidents were identified that represent materiality for the company, nor were there any incidents associated with the leakage or exposure of data, including personally identifiable data.

In 2023, the company increased its cybersecurity budget by 8.71% and invested approximately US$35 million in improving processes, capabilities and controls and strengthening the cybersecurity strategy, enabling it to reach an optimized maturity level.

Grupo Éxito manages cybersecurity risks associated with the provision of third party services through the execution of different actions: (i)Contractual agreements that incorporate responsibility clauses and request for requirements regarding security and privacy of information for those services and/or products that involve treatment of information under the responsibility of the company or access to the technological infrastructure of the same,(ii) identification and analysis of exposed websites of those suppliers of high criticality for the organization, (iii) request of supports that endorse the due diligence and experience in the management of information security within the organization for highly critical suppliers, (iv) The Company’s Security team is an active part of the projects that involve technological components and information processing to ensure from its definition the consideration of security aspects and regulatory compliance of third parties involved when applicable.

In 2023, certified cybersecurity training was provided by expert suppliers to the members of the Audit and Risk Committee of the Board of Directors; this training provided a detailed overview of the perception and panorama of cyber risk worldwide, the most critical cases of cyber-attacks, the state of global cyber resilience, the different types of attacks and good practices to mitigate the occurrence and negative impacts of these attacks. Additionally, phishing and ransomware drills were conducted, and different activities were carried out to promote organizational awareness in terms of cybersecurity, which is aimed at our employees and key suppliers. In addition, 100% of employees must take the annual and mandatory virtual course “Information security”, which is available on the corporate intranet called “Red Humana” (Human Network).

Oversight of the Board of Directors and/or its support committee on cyber risk.

The Board of Directors of Grupo Éxito directly and/or through its Audit and Risk Committee; oversees the cybersecurity risk and its management strategy. The Board of Directors and the Audit and Risk Committee receive periodic reports during the year from the IT security director (CISO) and the company’s risk management team on the cyber landscape, identification of potential cyber threats, evaluation, and results of the implementation of controls and management strategy to mitigate cyber risk.

Additionally, there are training and cybersecurity risk monitoring spaces with the members of the Board of Directors, in which external expert consultants are invited.

Composition, Roles and Responsibilities of the Audit and Risk Committee of the Board of Directors.

The Board of Directors has an Audit and Risk Committee that exercises oversight over cybersecurity risk. This Committee is composed of three independent members of the Board of Directors, trained in cybersecurity.

The Committee evaluates and monitors the level of cybersecurity risk exposure and management strategies, is informed of cybersecurity incidents and reviews cybersecurity policies.

Senior management assessment and oversight of cybersecurity risk.

Senior management is responsible for assessing and monitoring cybersecurity risks on a regular basis, ensuring that measures are taken to strengthen the control environment, allocating resources to implement the cybersecurity strategy, and promoting the organizational culture with respect to the information security.

The company also has the IT security director who is the CISO of Grupo Éxito, and who reports to the Vice President of Services (as of 2024 he reports to the Digital Vice President, due to a change in the name of the vice presidency).

The Company’s CISO has the necessary authority and resources to define the cybersecurity strategy, define and implement actions to mitigate cybersecurity risks to which the company is exposed, define governance, policies, and procedures around cybersecurity, to support and enable the Company’s strategy.

The CISO and his teams are well trained and experienced professionals in information systems security.

The cybersecurity strategy, its progress and the projects involved are periodically presented to senior management at the Chairman’s Committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Financial Statements

Almacenes Éxito S.A.

(b) List of Exhibits

Exhibit No.	Description
1.1†	Bylaws of Almacenes Éxito S.A. (English translation).
1.2†	Amendment to Bylaws of Almacenes Éxito S.A. (English translation).
2.1†	Form of Deposit Agreement, among Almacenes Éxito S.A., JPMorgan Chase Bank N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares issued thereunder.
2.2†	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Almacenes Éxito S.A. (included in Exhibit 2.1).
2.3†	BDR Issuance and Registration Service Agreement, dated December 16, 2022, between Éxito and the Éxito BDR Depositary (English translation).
2.4	Description of Securities
4.1†	Separation Agreement between Almacenes Éxito S.A. and Companhia Brasileira de Distribuição.
4.2†	Agency Agreement, dated January 12, 2023, between the Swiss Branch of Casino International SAS and Almacenes Éxito S.A.
8.1	List of subsidiaries of the Registrant. See note 1.1 to our audited consolidated financial statements.
11.1	Code of ethics.
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2024	Almacenes Éxito S.A.

/s/ Carlos Calleja Hakker
	Name:	Carlos Calleja Hakker
	Title:	Chief Executive Officer

/s/ Ivonne Windmueller Palacio
	Name:	Ivonne Windmueller Palacio
	Title:	Chief Financial Officer

Almacenes Éxito S.A.

Consolidated financial statements

As of December 31, 2023 and 2022 and for the Years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Almacenes Éxito S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almacenes Éxito S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amounts of groups of cash-generating units to which goodwill and trademarks with an indefinite useful life are allocated.

As discussed in Notes [4, 17] and [34, 2] to the consolidated financial statements, as of December 31, 2023, goodwill and trademarks with an indefinite useful life amounted to COP$[3.080.622] million and COP$[250.879] million, respectively. Annually, the Company conducts impairment tests of the groups of cash generating units (CGUs) to which the goodwill and trademarks with an indefinite useful life are allocated by comparing their recoverable amounts with their carrying values. The recoverable amount of a group of CGUs is the higher of its fair value less costs of disposal and its value in use. For the groups of CGUs to which goodwill and trademarks with an indefinite useful life were allocated in Colombia and Uruguay, the recoverable amounts were determined based on value in use. For the group of CGUs to which goodwill and trademarks with an indefinite useful life were allocated in Argentina, the recoverable amount was determined based on fair value less costs of disposal. The Company’s estimates of value in use for the groups of CGUs in Colombia and Uruguay involve certain assumptions, including EBITDA growth rates during the five-year forecast period, perpetuity growth rates and discount rates. The Company’s estimate of fair value less costs of disposal for the group of CGUs in Argentina is based on estimates of the fair value less disposal costs of its real estate portfolio which involve certain assumptions, including the applicable sales commissions and those related to the market value of the land and the depreciated replacement cost of the buildings.

We identified the assessment of the recoverable amounts of groups of CGUs to which goodwill and trademarks with an indefinite useful life are allocated as a critical audit matter. Complex auditor judgment was required to assess the Company’s estimates of (i) value in use, specifically the assumptions related to the EBITDA growth rates during the five-year forecast period, perpetuity growth rates and discount rates, and (ii) fair value less costs of disposal, specifically the assumptions related to the market value of the land, depreciated replacement cost of the buildings and applicable sales commissions. Minor changes to these assumptions could have a significant effect on the Company's assessment of the recoverable amount of these groups of CGUs. Additionally, the audit effort associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment process for groups of CGUs to which goodwill and trademarks with an indefinite useful life are allocated. This included controls related to the determination and approval of the assumptions used in the estimation of value in use of the groups of CGUs in Colombia and Uruguay and in the estimation of the fair value less costs of disposal of real estate in Argentina. We involved valuation professionals with specialized skills and knowledge to assist us in evaluating the value in use of the groups of CGUs in Colombia and Uruguay by: (i) comparing the historical cash flow forecasts to actual results to evaluate the Company’s ability to accurately forecast, (ii) evaluating the reasonableness of the Company’s EBITDA growth rates during the projected period by comparing certain assumptions with internal and publicly available market data, (iii) evaluating the Company’s perpetuity growth rates by comparing them to rates that were independently developed using publicly available market data, and (iv) evaluating the reasonableness of the discount rates by comparing them to rates that were independently developed using publicly available market data. We also involved an appraisal professional with specialized skills and knowledge to assist us in evaluating the fair value less costs of disposal of the real estate in Argentina by: (i) evaluating the assumptions used by the Company to estimate the market value of the land and the depreciated replacement cost of properties by comparing with internal and publicly available market information, and (ii) evaluating the reasonableness of the sale commissions by comparing with publicly available data on commissions charged on recent real estate transactions.

/s/ KPMG S.A.S.

We have served as the Company’s auditor since 2022.

Medellín, Colombia
April 30, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Almacenes Exito S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows of Almacenes Exito S.A. (the Company) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the Company’s results of its operations and its cash flows for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Grupo Disco Uruguay S.A., and the financial statements of Devoto Hnos. S.A. and Libertad S.A., subsidiaries of the Company, which in aggregate reflect total revenues constituting 24% in 2021 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Grupo Disco Uruguay S.A., Devoto Hnos. S.A. and Libertad S.A., is based solely on the reports of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

/s/ Ernst & Young Audit S.A.S.

We served as the Company's auditor from 2018 to 2023.

Medellín, Colombia

January 20, 2023

except for Note 2.1, as to which the date is

July 3, 2023

Deloitte S.C. Víctor Soliño 349, 16° floor Montevideo, 11300 Uruguay Phone: +598 2916 0756 Fax: +598 2916 3317 www.deloitte.com/uy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Grupo Disco Uruguay S.A.

Opinion on the Financial Statements

We have audited the consolidated statements of profit or loss, changes in equity and cash flows of Grupo Disco Uruguay S.A. and subsidiaries (the “Company”) for the year ended December 31, 2021, and the related notes thereto, none of which are included herein, prepared in Uruguayan pesos (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Promotional agreements with vendors — Note 3.2.20 a. iii. to the consolidated financial statements

Critical Audit Matter Description

The Company receives incentives related to volume rebates and other incentives such as participation in advertising in the form of payments from its vendors and/or reductions to the amounts owed to its vendors. The incentives are recorded as a reduction to inventory as they are earned based on inventory purchases and other agreements. As the related inventory is sold, the amounts are recorded as a reduction to cost of sales.

Although many of these incentives are under long-term agreements of more than one year, others are negotiated on an annual basis or shorter. Given the number of vendors and the nature of the different vendor agreements, auditing vendor incentives was challenging due to the extent of audit effort required to evaluate whether the deferred vendor incentives were recorded in accordance with the terms of the vendor agreements and properly segregated between unsold inventory and cost of goods sold.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vendor incentives, included the following, among others:

●	We tested the effectiveness of controls over vendor incentives, including management’s controls over the rebates received during the year, and the year-end discount estimate calculation.

●	We tested the amount of incentives recorded as a reduction of cost of sales during the year by developing an independent expectation based on the historical percentage of incentives and purchases of the year, comparing our expectation to the amount recorded by management.

●	We selected a sample of vendor contracts to test the incentives accrual at year-end based on payables accrued at year-end. We agreed the information used in the calculation to contracts signed with the vendors, validating the conditions and percentages of incentives agreed upon.

●	We tested the portion of the incentives related to unsold inventories by developing an independent expectation based on total incentives received during the year, total purchases and inventories at year-end, comparing our expectation to the amount recorded by management.

/s/ Deloitte S.C.

Montevideo, Uruguay

January 20, 2023

We have served as the Company’s auditor since 2017.

Deloitte S.C. Víctor Soliño 349, 16° floor Montevideo, 11300 Uruguay Phone: +598 2916 0756 Fax: +598 2916 3317 www.deloitte.com/uy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Devoto Hnos. S.A.

Opinion on the Financial Statements

We have audited the statements of profit or loss, changes in equity and cash flows of Devoto Hnos. S.A. (the “Company”) for the year ended December 31, 2021, and the related notes thereto, none of which are included herein, prepared in Uruguayan pesos (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Promotional agreements with vendors — Note 3.2.18.a. iii. to the financial statements

Critical Audit Matter Description

The Company receives incentives related to volume rebates and other incentives such as participation in advertising in the form of payments from its vendors and/or reductions to the amounts owed to its vendors. The incentives are recorded as a reduction to inventory as they are earned based on inventory purchases and other agreements. As the related inventory is sold, the amounts are recorded as a reduction to cost of sales.

Although many of these incentives are under long-term agreements of more than one year, others are negotiated on an annual basis or shorter. Given the number of vendors and the nature of the different vendor agreements, auditing vendor incentives was challenging due to the extent of audit effort required to evaluate whether the deferred vendor incentives were recorded in accordance with the terms of the vendor agreements and properly segregated between unsold inventory and cost of goods sold.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vendor incentives, included the following, among others:

●	We tested the effectiveness of controls over vendor incentives, including management’s controls over the rebates received during the year, and the year-end discount estimate calculation.

●	We tested the amount of incentives recorded as a reduction of cost of sales during the year by developing an independent expectation based on the historical percentage of incentives and purchases of the year, comparing our expectation to the amount recorded by management.

●	We selected a sample of vendor contracts to test the incentives accrual at year-end based on payables accrued at year-end. We agreed the information used in the calculation to contracts signed with the vendors, validating the conditions and percentages of incentives agreed upon.

●	We tested the portion of the incentives related to unsold inventories by developing an independent expectation based on total incentives received during the year, total purchases and inventories at year-end, comparing our expectation to the amount recorded by management.

/s/ Deloitte S.C.

Montevideo, Uruguay

January 20, 2023

We have served as the Company’s auditor since 2017.

Deloitte & Co. S.A. Florida 234, 5th floor Ciudad Autónoma de Buenos Aires, Argentina Phone: +54 11 4320 2700 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Libertad S.A.

Opinion on the Financial Statements

We have audited the statements of profit or loss, changes in equity and cash flows of Libertad S.A. (the “Company”) for the year ended December 31, 2021, and the related notes thereto, none of which are included herein, prepared in Argentine pesos (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Promotional agreements with vendors - Note 3.2.15 a) to the financial statements

Critical Audit Matter Description

The Company receives incentives related to volume rebates and other incentives such as participation in advertising in the form of payments from its vendors and/or reductions to the amounts owed to its vendors. The incentives are recorded as a reduction to inventory as they are earned based on inventory purchases and other agreements. As the related inventory is sold, the amounts are recorded as a reduction to cost of sales.

Although many of these incentives are under long-term agreements of more than one year, others are negotiated on an annual basis or shorter. Given the number of vendors and the nature of the different vendor agreements, auditing volume rebates and other incentives from vendors was challenging due to the extent of audit effort required to evaluate whether the deferred vendor incentives were recorded in accordance with the terms of the vendor agreements and properly segregated between unsold inventory and cost of goods sold.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vendor incentives, included the following, among others:

●	We tested the effectiveness of controls over vendor incentives, including management’s controls over the rebates received during the year and the year-end discount estimate calculation.

●	We tested the amount of incentives recorded as a reduction of cost of sales during the year by developing an independent expectation based on the historical percentage of incentives and purchases of the year, comparing our expectation to the amount recorded by management.

●	We selected a sample of vendor contracts to test the incentives accrual at year-end based on payables accrued at year-end. We agreed the information used in calculation to contracts signed with the vendors, validating the conditions and percentages of incentives agreed upon.

●	We tested the portion of incentives related to sold inventories by developing an independent expectation based on total incentives received during the year (and in past years) and total purchases at year-end, comparing our expectation to the amount recorded by management.

/s/ Deloitte & Co. S.A.

Buenos Aires, Argentina

January 20, 2023

We began serving as the Company´s auditor in 2010. In 2022 we became the predecessor auditor.

Almacenes Éxito S.A.

Consolidated statements of financial position

At December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		As at December 31,
	Notes	2023	2022
Current assets
Cash and cash equivalents	7	1,508,205	1,733,673
Trade receivables and other receivables	8	704,931	779,355
Prepayments	9	41,515	39,774
Receivables from related parties	10	52,145	47,122
Inventories, net	11	2,437,403	2,770,443
Financial assets	12	2,452	45,812
Tax assets	24	524,027	498,908
Assets held for sale	41	12,413	21,800
Total current assets		5,283,091	5,936,887

Non-current assets
Trade receivables and other receivables	8	12,338	50,521
Prepayments	9	4,816	6,365
Receivables from related parties	10	52,500	35,000
Financial assets	12	25,014	32,572
Deferred tax assets	24	197,692	142,589
Property, plant and equipment, net	13	4,069,765	4,474,280
Investment property, net	14	1,653,345	1,841,228
Rights of use asset, net	15	1,361,253	1,443,469
Other intangible assets, net	16	366,369	424,680
Goodwill	17	3,080,622	3,484,303
Investments accounted for using the equity method	18	232,558	300,021
Other assets		398	398
Total non-current assets		11,056,670	12,235,426
Total assets		16,339,761	18,172,313

Current liabilities
Loans, borrowings, and other financial liability	20	1,029,394	915,604
Employee benefits	21	4,703	4,555
Provisions	22	22,045	27,123
Payables to related parties	10	55,617	79,189
Trade payables and other payable	23	5,248,777	5,651,303
Lease liabilities	15	282,180	263,175
Tax liabilities	24	107,331	98,750
Derivative instruments and collections on behalf of third parties	25	139,810	136,223
Other liabilities	26	254,766	228,496
Total current liabilities		7,144,623	7,404,418

Non-current liabilities
Loans, borrowings, and other financial liability	20	236,811	539,980
Employee benefits	21	35,218	32,090
Provisions	22	11,630	15,254
Trade payables and other payable	23	37,349	70,472
Lease liabilities	15	1,285,779	1,392,780
Deferred tax liabilities	24	156,098	277,713
Tax liabilities	24	8,091	2,749
Other liabilities	26	2,353	2,411
Total non-current liabilities		1,773,329	2,333,449
Total liabilities		8,917,952	9,737,867

Shareholders’ equity
Issued share capital	27	4,482	4,482
Reserves	27	1,431,125	1,541,586
Other equity components	27	4,665,070	5,592,920
Equity attributable to non-controlling interest		1,321,132	1,295,458
Total shareholders’ equity		7,421,809	8,434,446
Total liabilities and shareholders’ equity		16,339,761	18,172,313

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of profit or loss

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022	2021
Continuing operations
Revenue from contracts with customers	28	21,122,087	20,619,673	16,922,385
Cost of sales	11	(15,696,044)	(15,380,090)	(12,488,856)
Gross profit		5,426,043	5,239,583	4,433,529

Distribution, administrative and selling expenses	29	(4,482,993)	(4,231,887)	(3,489,920)
Other operating revenue	31	36,894	52,929	47,168
Other operating expenses	31	(107,433)	(80,152)	(49,749)
Other income	31	10,270	9,661	(21,620)
Operating profit		882,781	990,134	919,408

Financial income	32	284,090	219,909	173,819
Financial cost	32	(698,380)	(600,383)	(369,574)
Share of profit in associates and joint ventures		(114,419)	(34,720)	7,234
Profit before income tax from continuing operations		354,072	574,940	730,887
Income tax (expense)	24	(45,898)	(325,702)	(137,670)
Profit for the year from continuing operations		308,174	249,238	593,217

Net loss from discontinued operations		-	-	(280)
Profit for the year		308,174	249,238	592,937

Net profit attributable to:
Equity holders of the Parent		125,998	99,072	474,681
Non-controlling interests		182,176	150,166	118,256
Profit for the year		308,174	249,238	592,937

Earnings per share (*)
Basic and diluted earnings per share (*):
Basic and diluted earnings per share from continuing operations attributable to the shareholders of the Parent	33	97.08	76.33	365.96

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of other comprehensive income

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022	2021

Profit for the year		308,174	249,238	592,937

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) gain from new measurements of defined benefit plans	27	(3,006)	2,123	1,812
(Loss) from financial instruments designated at fair value through other comprehensive income	27	(231)	(4,003)	(932)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(3,237)	(1,880)	880

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss) gain from translation exchange differences (1)	27	(1,438,514)	443,638	156,041
Gain (loss) from translation exchange differences to the put option (2)		112,576	(176,831)	(44,384)
Net gain on hedge of a net investment in a foreign operation	27	-	2,473	(5,755)
Gain from cash flow hedge	27	2,957	4,495	4,909
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(1,322,981)	273,775	110,811
Total other comprehensive income		(1,326,218)	271,895	111,691
Total comprehensive income		(1,018,044)	521,133	704,628

Comprehensive income attributable to:
Equity holders of the Parent		(1,211,146)	372,327	585,186
Non-controlling interests		193,102	148,806	119,442

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of changes in equity

At December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders' equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2020	4,482	4,843,466	(2,734)	7,857	734,782	22,000	155,412	337,664	1,257,715	(1,350,662)	643,306	730,012	6,125,585	1,278,688	7,404,273
Declared dividend (Note 37)	-	-	-	-	(49,609)	-	-	-	(49,609)	-	(123,614)	-	(173,223)	(127,773)	(300,996)
Profit for the period	-	-	-	-	-	-	-	-	-	-	474,681	-	474,681	118,256	592,937
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	154,889	-	-	154,889	1,186	156,075
Appropriation to reserves	-	-	-	-	107,258	-	-	-	107,258	-	(107,258)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(5,506)	(5,506)	3,419	(2,087)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	278,474	278,474	-	278,474
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(44,384)	-	(48,113)	(92,497)	12	(92,485)
Other movements	-	-	-	-	(784)	-	-	(8,135)	(8,919)	-	1,530	-	(7,389)	(325)	(7,714)
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014	1,273,463	8,028,477
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)	(156,808)	(394,486)
Profit for the period	-	-	-	-	-	-	-	-	-	-	99,072	-	99,072	150,166	249,238
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	450,086	-	-	450,086	(1,360)	448,726
Acquisition of treasury shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(14,072)	(14,072)	(6,426)	(20,498)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	581,478	581,478	-	581,478
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(176,831)	-	(1,620)	(178,451)	36,423	(142,028)
Other movements	-	-	-	-	(1,863)	-	-	-	(1,863)	-	2,529	(371)	295	-	295
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Profit for the period	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998	182,176	308,174
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)	10,926	(1,438,794)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)	(51,823)	(117,513)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539	-	411,539
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884	43,673	209,557
Other movements	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)	-	(8,930)
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of cash flows

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022	2021
Operating activities
Profit for the year		308,174	249,238	592,937
Adjustments to reconcile profit for the year
Current income tax	24	106,109	192,268	122,096
Deferred income tax	24	(60,211)	133,434	15,574
Interest, loans and lease expenses	32	353,691	210,558	147,148
Loss (gain) from changes in fair value of derivative financial instruments	32	33,737	(13,213)	(26,780)
Expected credit loss, net	8.1	5,377	4,709	8,027
Impairment of inventories, net	11.1	8,915	1,813	(5,844)
Impairment of property, plant and equipment and investment property	13; 14; 15	3,451	2,201	4,527
Employee benefit provisions	21	4,437	19,411	2,463
Provisions and reversals	22	38,658	26,562	30,735
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	611,775	556,686	510,498
Amortization of other intangible assets	16	30,748	27,216	17,693
Share of profit in associates and joint ventures accounted for using the equity method		114,419	34,720	(7,234)
Gain from the disposal of non-current assets		(12,721)	(11,100)	17,971
Loss from reclassification of non-current assets		-	230	-
Interest income	32	(45,852)	(27,040)	(17,277)
Other adjustments from items other than cash		2,495	62,326	4,531
Cash generated from operating activities before changes in working capital		1,503,202	1,470,019	1,417,065
(Increase) in trade receivables and other receivables		(3,179)	(120,532)	(169,941)
(Increase) decrease in prepayments		(9,212)	849	2,603
(Increase) decrease in receivables from related parties		(6,335)	9,275	(17,015)
Decrease (increase) in inventories		86,910	(586,328)	(150,859)
(Increase) in tax assets		(14,013)	(6,195)	(11,940)
(Decrease) in employee benefits		(1,738)	(2,784)	(2,660)
Payments and decease in other provisions	22	(42,859)	(18,556)	(38,135)
Increase in trade payables and other accounts payable		61,998	322,166	375,684
(Decrease) increase in accounts payable to related parties		(13,750)	16,588	15,627
Increase in tax liabilities		20,872	19,099	7,594
Increase (decrease) in other liabilities		44,086	(368)	52,518
Income tax, net		(98,915)	(201,804)	(136,915)
Net cash flows provided by operating activities		1,527,067	901,429	1,343,626
Investing activities
Businesses combinations	17.1	(38,032)	-
Advances to joint ventures		(64,090)	(55,850)	(24,500)
Acquisition of property, plant and equipment	13.1	(432,717)	(380,815)	(330,450)
Acquisition of other assets	15	(1,820)	(7,002)	(708)
Acquisition of investment property	14	(56,688)	(81,838)	(86,149)
Acquisition of other intangible assets	16	(30,798)	(27,519)	(42,774)
Proceeds of the sale of property, plant and equipment and intangible assets		36,642	23,095	4,396
Net cash flows (used in) investing activities		(587,503)	(529,929)	(480,185)
Financing activities
Proceeds from financial assets		3,087	3,462	23,625
(Payments of) payments received from collections on behalf of third parties		(7,115)	49,242	11,679
Proceeds from loans and borrowings	20	1,241,024	876,798	370,620
Repayment of loans and borrowings	20	(1,217,881)	(995,865)	(500,834)
Payments of interest of loans and borrowings	20	(228,579)	(98,872)	(54,178)
Lease liabilities paid	15.2	(272,688)	(266,357)	(220,830)
Interest on lease liabilities paid	15.2	(123,711)	(96,959)	(94,909)
Dividends paid	37	(357,028)	(397,022)	(303,483)
Interest received	32	45,852	27,040	17,277
Payments on the reacquisition of shares		-	(316,756)	-
Payment to non-controlling interest		(117,351)	(20,532)	(3,178)
Other		-		1,137
Net cash flows (used in) financing activities		(1,034,390)	(1,235,821)	(753,074)
Net decrease in cash and cash equivalents		(94,826)	(864,321)	110,367
Effects of the variation in exchange rates		(130,642)	56,415	21,821
Cash and cash equivalents at the beginning of year	7	1,733,673	2,541,579	2,409,391
Cash and cash equivalents at the end of year	7	1,508,205	1,733,673	2,541,579

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Exito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. In April, 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). In August, 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer with the U.S. Securities and Exchange Commission (SEC).

Consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023 were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 27, 2024.

Exito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2022, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição S.A. (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD is controlled by Casino Guichard-Perrachon S.A. which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

On August 8, 2023, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia – SFC) approved the transfer of the Almacenes Éxito S.A. common shares that will be the subject of the Spin-Off from CBD. With the Spin-Off, CBD distributed 1.080.556.276 from the Almacenes Éxito S.A. common shares (83.26% of outstanding common shares) in the form of Brazilian Depositary Receipts Level II (“Éxito BDRs level II”), and American Depositary Shares Level II (“Éxito ADRs level II”). Following the Spin-Off, CBD retained 13.26% of the outstanding common shares of the Almacenes Éxito S.A. At December 31, 2023, the immediate holding company, or controlling entity of the Almacenes Éxito S.A. is Casino Guichard-Perrachon S.A., which owns 47.29% (directly and indirectly) of its ordinary shares and control of its board of directors. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2023 and 2022:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2023	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non- controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A. (a)	Spice Investment Mercosur S.A.	Uruguay	Uruguay	69.15%	100.00%	69.15%	30.85%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A. (b)	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L. (b)	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S. (b)	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ameluz S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Fandale S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Odaler S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
La Cabaña S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ludi S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Hiper Ahorro S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Maostar S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	69.15%	32.58%	65.42%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	69.15%	67.77%	32.23%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	69.15%	35.27%	64.73%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	At September, 2023, was acquired additional 6.66% of the subsidiaries equity. At December, 2022 stock ownership of direct controlling was 62.49%.

(b)	Acquired 100.00% in August, September and December 2023.

Note 1.2. Subsidiaries with material non-controlling interests

At December 31, 2023 and 2022 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
		Year ended December 31,
	Country	2023	2022
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A.	Uruguay	30.85%	37.51%

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

	Statement of financial position								Comprehensive income
Company	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Controlling interest	Non- controlling interest		Revenue from contracts with customers	Income from continuing operations	Total comprehensive income	Comprehensive income attributable to equity holders of the Parent	Comprehensive income attributable to non-controlling interest	Profit or loss attributable to non- controlling interest
	At December 31, 2023
Grupo Disco del Uruguay S.A.	523,351	986,455	579,104	77,686	853,016	1,701,505	117,381	(*)	2,640,891	191,219	(5,481)	130,621	66,078	60,597
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	6,728	6,401		29,617	8,317	8,317	4,200	4,075	4,075
Patrimonio Autónomo Viva Malls	101,256	1,827,163	64,308	-	1,864,111	1,022,196	913,414		242,095	189,425	189,425	105,531	92,818	92,818
Patrimonio Autónomo Viva Sincelejo	2,792	74,919	1,563	-	76,148	38,835	37,313		10,450	3,013	3,013	1,537	1,476	1,476
Patrimonio Autónomo Viva Villavicencio	12,264	215,152	6,906	-	220,510	109,918	108,050		33,947	20,675	20,675	10,628	10,131	10,131
Patrimonio Autónomo San Pedro Etapa I	676	30,666	1,002	-	30,340	15,473	14,867		5,710	3,666	3,666	1,870	1,796	1,796
Patrimonio Autónomo Centro Comercial	1,699	100,760	2,517	-	99,942	50,205	48,972		15,569	10,012	10,012	5,132	4,906	4,906
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	2,814	2,522		364	(182)	(182)	(112)	(89)	(89)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,480	304,465	10,729	-	306,216	275,595	30,621		65,116	28,299	28,299	25,469	2,830	2,830
Patrimonio Autónomo Viva Laureles	3,202	100,763	3,368	-	100,597	80,478	20,119		21,273	13,434	13,434	10,747	2,687	2,687
Patrimonio Autónomo Viva Palmas	1,183	32,034	2,631	-	30,586	15,599	14,987		4,952	1,088	1,088	555	533	533
Eliminations and other NCI							6,485						5,861	416
Total							1,321,132						193.102	182.176

	At December 31, 2022
Grupo Disco del Uruguay S.A.	565,381	1,114,329	641,985	94,249	943,476	2,335,708	87,092	(*)	2,247,060	140,290	140,290	86,467	52,623	53,822
Éxito Viajes y Turismo S.A.S.	44,592	4,263	38,387	583	9,885	5,176	4,844		31,342	8,682	8,682	4,342	4,254	4,254
Patrimonio Autónomo Viva Malls	81,805	1,816,209	19,288	-	1,878,726	1,021,744	920,576		211,186	148,294	148,294	77,613	72,664	72,664
Patrimonio Autónomo Viva Sincelejo	3,687	76,948	3,337	-	77,298	39,422	37,876		8,764	2,784	2,784	1,420	1,364	1,364
Patrimonio Autónomo Viva Villavicencio	4,676	211,370	6,346	-	209,700	104,322	102,753		28,654	17,770	17,770	9,146	8,707	8,707
Patrimonio Autónomo San Pedro Etapa I	918	31,542	975	-	31,485	16,057	15,428		4,533	2,863	2,863	1,460	1,403	1,403
Patrimonio Autónomo Centro Comercial	3,351	103,912	2,463	-	104,800	52,657	51,352		14,390	9,195	9,195	4,715	4,506	4,506
Patrimonio Autónomo Iwana	67	5,520	66	-	5,521	3,025	2,705		336	(161)	(161)	(103)	(79)	(79)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,693	308,084	7,783	-	312,994	281,695	31,299		54,414	18,596	18,596	16,737	9,112	9,112
Patrimonio Autónomo Viva Laureles	3,167	102,237	2,931	-	102,473	81,978	20,495		18,943	10,690	10,690	8,552	2,138	2,138
Patrimonio Autónomo Viva Palmas	951	32,896	3,299	-	30,548	15,579	14,969		4,289	(2,260)	(2,260)	(1,153)	(1,107)	(1,107)
Eliminations and other NCI							6,069						(6,779)	(6,618)
Total							1,295,458						148,806	150,166

(*)	The non-controlling interest presented for Grupo Disco Uruguay S.A. does not include the amounts that are subject to the put option (Note 20).

	Cash flows for the year ended December 31, 2023				Cash flows for the year ended December 31, 2022
Company	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash
Grupo Disco del Uruguay S.A.	252,169	(99,545)	(90,701)	61,923	213,384	(51,151)	(235,941)	(73,708)
Éxito Viajes y Turismo S.A.S.	(1,290)	(112)	(3,024)	(4,426)	8,476	(118)	(4,930)	3,428
Patrimonio Autónomo Viva Malls	161,157	12,995	(157,050)	17,102	142,499	(23,218)	(100,955)	18,326
Patrimonio Autónomo Viva Sincelejo	5,740	(1,332)	(5,265)	(857)	3,937	(2,766)	(1,094)	77
Patrimonio Autónomo Viva Villavicencio	22,130	(11,127)	(8,971)	2,032	24,201	(8,727)	(19,166)	(3,692)
Patrimonio Autónomo San Pedro Etapa I	4,508	-	(4,818)	(310)	3,879	(775)	(3,407)	(303)
Patrimonio Autónomo Centro Comercial	13,519	(17)	(14,431)	(929)	11,775	(48)	(15,103)	(3,376)
Patrimonio Autónomo Iwana	148	-	(189)	(41)	38	-	(11)	27
Patrimonio Autónomo Centro Comercial Viva Barranquilla	37,094	(4,571)	(32,301)	222	28,221	(2,642)	(31,079)	(5,500)
Patrimonio Autónomo Viva Laureles	16,081	(1,259)	(14,706)	116	13,302	(2,019)	(13,742)	(2,459)
Patrimonio Autónomo Viva Palmas	2,335	(593)	(1,625)	117	(2,431)	(500)	2,023	(908)

Note 1.3. Restrictions on the transfer of funds

At December 31, 2023 and 2022, there are no restrictions on the ability of subsidiaries to transfer funds to Almacenes Éxito S.A. in the form of cash dividends, or loan repayments or advance payments.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments and customer loyalty programs measured at fair value.

The Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the consolidated financial statements for 2022, the Exito Group identified an immaterial error in non-controlling interest of the of subsidiary Grupo Disco Uruguay S.A, part of which was subject to put option. Although the error was not material, the Exito Group has voluntarily elected to correct period 2021. This correction consisted of a decrease in other equity attributable to the controlling interest and an increase in the non-controlling interest for $126,390 at December 31, 2021. As a result of the correction, the consolidated statement of changes in equity has been adjusted to the final balances of this accounts and on this date to present all equity impacts of the accounting for the put option, including the related foreign currency translation adjustment of the put option liability, in the item “changes in the fair value of the put option on non-controlling interests, including related conversion adjustments”. In addition, the difference between the carrying value of the non-controlling interest subject to the put option and the value of the financial liability of the put option at the end of the reporting period has been included in the column “hyperinflation and other equity components” within the equity attributable to the parent company.

This immaterial correction did not impact: (i) the assets, liabilities, and consolidated equity as of December 31, 2021; and (ii) profit for the year, comprehensive income or cash flows consolidated for the year ended December 31 2021.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Almacenes Éxito S.A. has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Almacenes Éxito S.A. has less than a majority of the voting or similar rights of an investee, Almacenes Éxito S.A. considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Almacenes Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A ’s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	Year ended December 31,
	2023	2022	2023	2022
US Dollar	3,822.05	4,810.20	4,325.05	4,255.44
Uruguayan peso	97.90	120.97	111.36	103.69
Argentine peso	4.73	27.16	16.82	32.99
Euro	4,222.05	5,133.73	4,675.64	4,471.09

(*)	Expressed in Colombian pesos.

Note 4. Material accounting policies

The accompanying consolidated financial statements at December 31, 2023 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

The significant accounting policies applied in the preparation of the consolidated financial statements are the following:

Accounting estimates, judgments and assumptions

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods.

Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in subsequent periods.

In the process of applying the Exito Group’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),

-	The estimation of expected credit losses on trade receivables (Note 8),

-	The estimation of useful lives of property, plant and equipment and the intangible assets (Notes 13 and 16),

-	Assumptions used to assess the recoverable amount of non-financial assets and define the indicators of impairment of non-financial assets (Note 34)

-	Assumptions used to assess and determine inventory losses and obsolescence (Note 11),

-	The estimation of the discount rate used to measure lease liabilities (Note 15),

-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 21),

-	The assumptions used to estimate customer loyalty programs, (Nota 26),

-	The estimation of the probability and amount of loss to recognize provisions related to lawsuits (Notes 22),

-	The estimation of future taxable profits to recognize deferred tax assets (Note 24),

These estimates have been made based on the best available information regarding the facts analyzed as of the date of preparation of the consolidated financial statements. This information may lead to future modifications due to possible situations that may occur and would require recognition on a prospective basis. This would be treated as a change in an accounting estimate in the future financial statements.

Classification between current or non-current

Exito Group presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is realized or will become available in a term not to exceed one year from the reporting date. All other assets are classified as non-current. A liability is current when it is expected to be settled within twelve months from the end of the reporting periods. All other liabilities are classified as non-current. Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation and functional currency

Exito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Almacenes Exito S.A.’s functional currency. For each entity, Exito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Hyperinflation

Argentina’s accumulated inflation rate over the past three years at December 31, 2023 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary.

Financial statements related to the subsidiary in Argentina, have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting periods. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach.

Foreign operations

The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso have been translated into Colombian pesos. Transactions and balances are translated as follows, except for subsidiaries located in hyperinflationary economies in which case all balances and transactions are translated at closing rates:

-	Assets and liabilities are translated into Colombian pesos at the period closing exchange rate,

-	Income-related items are translated into Colombian pesos using the period’s average exchange rate,

-	Equity transactions in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate (*).

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair value thereof.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

(*) Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international “spot rate”, as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Éxito Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Éxito Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments in associates and joint arrangements

An associate is an entity over which is in a position of exercising significant influence, but not control or joint control, through the power of participating in decisions regarding operating and financial policies of the associate. In general, significant influence is presumed in those cases in which a stake of more than 20% is held.

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in associates or joint ventures are accounted for using the equity method.

Under the equity method, investment in associates and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in Exito Group’s share of net assets of the associate or joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. Dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the associate or joint venture are prepared for the same reporting period as Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of Éxito Group.

Unrealized gains or losses from transactions between Éxito Group and associates and joint ventures are eliminated in the proportion of Éxito Group’s interest in such entities upon application of the equity method.

After application of the equity method, Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, Éxito Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within “Share of profit of an associate and joint ventures” in the statement of profit or loss.

Transactions involving a loss of significant influence over an associate or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Wherever the share of the losses of a subsidiary, associate or joint venture equals to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from associates and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these associates or joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Impairment test is described on impairment of assets note.

Put options on the holders of non-controlling interests

Under current IFRS, it is not clear how to account for put options that are granted to holders of non-controlling interests (“NCI”) at the date of acquiring control of a subsidiary. There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32.

As such Exito Group has developed an accounting policy, which has been consistently applied.

Under such accounting policy, since the Exito Group does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows:

-	Éxito Group determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94;

-	The NCI is de-recognized as if it were acquired at that date; and,

-	A financial liability is recognized at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9.

Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non-controlling interests with no change in control and accounted for in equity (see Note 20).

IASB is considering the accounting for written puts on NCI as part of its ongoing project on Financial Instruments with Characteristics of Equity. There may be changes in the accounting going forward pending resolution of the standard setting project.

Intangible assets

Intangible assets acquired separately are initially recognized at cost.

Internally generated trademarks are not recognized in the statement of financial position.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by Éxito Group’s management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by Éxito Group’s management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Vehicles	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Other transportation equipment	From 5 to 20 years
Surveillance team armament	10 years
Other property, plant and equipment	From 10 to 20 years
Installations	From 40 to 50 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

Investment property

This category includes the shopping malls and other property owned by Éxito Group.

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for classification as held for sale is regarded as met whenever an asset or group of assets are available for immediate sale, under current condition, and the sale is highly probable to occur. In order for the sale to be highly probable, the Exito Group management must be committed to a plan to sell the asset (or assets or disposal groups) and the sale is expected within the year following the classification date.

Non-current assets and disposal groups are measured at the lower of carrying amount or fair value, less costs to sell, and are not depreciated or amortized as of the date they are classified as held for sale. Such assets or disposal groups are presented separately as current items in the statement of financial position.

In the statement of profit or loss for the current period and for that of the comparative previous period, revenue, costs and expenses from a discontinued operation are presented separately from those from continuing activities, in one single line item as profit or loss after tax from discontinued operations. An operation is deemed to be discontinued whenever it represents a business line or geographical area of operations that are material to Éxito Group.

Leases

Exito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

Éxito Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. Éxito Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

Éxito Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, Éxito Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Éxito Group and payments of penalties for terminating the lease, if the lease term reflects Éxito Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, Éxito Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Éxito Group as a lessor

Leases in which Éxito Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Short term leases and leases of low value assets

Éxito Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value, such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or manufacturing of a qualifying asset, in other words an asset that necessarily takes a substantial period (generally more than six months) to become ready for its intended use or sale, are capitalized as part of the cost of the respective asset. Other borrowing costs are accounted for as expenses during the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment of non-financial assets

Éxito Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Éxito Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

To assess impairment losses, assets are grouped at the level of cash-generating units, and estimation is made of the recoverable amount. Éxito Group has defined each store or each shop as an individual cash-generating unit.

The recoverable amount is the higher of the fair value less the costs of selling the cash-generating unit or groups of cash-generating units and its value in use. This recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent of the cash flows from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units, if it can be established.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.

-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.

-	The cash flows and terminal value are discounted to present value, using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, Éxito Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store.

Inventories are measured using the first-in-first-out (FIFO) method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold.

Inventories are adjusted for obsolescence and damages, which are periodically reviewed and assessed.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when Éxito Group becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

−	Fair value through profit or loss,

−	Amortized cost, and

−	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer’s contingent consideration in a business combination. Éxito Group made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Exito Group transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when Éxito Group becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

-	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,

-	Highly liquid investments,

-	Readily convertible into a known amount of cash, and

-	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of Éxito Group’s cash management system.

Derivative financial instruments

Exito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

Hedge accounting

Éxito Group uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Exito Group actually hedges and the quantity of the hedging instrument that Exito Group actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, Exito Group should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	Exito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2023 and 2022, Exito Group has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to Almacenes Exito S.A.’s reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit’s actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. Éxito Group has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

Éxito Group pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

Provisions, contingent assets, and liabilities

Exito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of Éxito Group; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead, they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote.

A contingent asset is a possible asset that arises from past events, whose existence will be confirmed only by the occurrence or non-occurrence of future events not entirely under the control of Éxito Group. Contingent assets are not recognized in the statement of financial position unless realization is virtually certain. Instead, they are disclosed in the notes to the financial statements when an inflow of economic benefit is probable.

Taxes

Taxes include the following:

Colombia:

-	Income tax,

-	Real estate tax, and

-	Industry and trade tax.

Argentina:

-	Income tax,

-	Province taxes,

-	Tax on personal property - substitute responsible party, and

-	Municipal trade and industry tax.

Uruguay:

-	Income tax IRIC: (Impuesto a las Rentas de Industria y Comercio, in Spanish),

-	Tax on equity,

-	Real property tax,

-	Industry and trade tax,

-	Tax on Control of Stock Corporations ICOSA (Impuesto de Control a las Sociedades Anónimas, in Spanish),

-	National tax on wine production (INAVI), and

-	Tax on the Disposal or Transfer of Agricultural and Livestock Assets IMEBA (Impuesto a la Enajenación de Bienes Agropecuarios, in Spanish).

Current income tax

Current income tax in Colombia is assessed on the higher of the presumed profits and the taxable net income at the enacted rate applicable to the corresponding fiscal year and the end of the period of presentation of financial statements.

For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates.

Exito Group continuously evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred income tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred income tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such deferred income tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

-	Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers.

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied. Revenue from services recognized over time is not material.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when Éxito Group acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, Exito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to Éxito Group, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito Group and held as treasury shares.

For the purpose of calculating diluted earnings per share, profit or loss attributable to equity holders of the parent entity, and the weighted average number of shares outstanding, are adjusted for the effects of all dilutive potential ordinary shares, if any.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Costs and expenses

Costs and expenses are recognized in period results upon (a) a decrease in economic benefits, associated with a decrease in assets or an increase in liabilities, and the value thereof may be reliably measured and (b) a disbursement does not generate future economic benefits or when it does not meet the necessary requirements for its registration as an asset.

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 5.1. New and amended standards and interpretations.

Éxito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of Accounting Policies and Practice Statement.

This Amendment, which amends IAS 1 - Presentation of Financial Statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 8 - Definition of Accounting Estimates.

This Amendment, which amends IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are applied retrospectively to past transactions and other past events.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction.	This Amendment, which amends IAS 12 Income Tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules.

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organisation for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organisation for Economic Co-operation and Development (OECD).

These changes were adequately disclosed in the financial statements.
Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information.	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective

Éxito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the consolidated financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1–Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted. No material effects are expected from the application of this Amendment.
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024. No material effects are expected from the application of this Amendment.
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024. No material effects are expected from the application of this Amendment.
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

Note 6. Relevant facts

Pre agreement for the sale of equity interest

At October 13, 2023 Casino Group and Companhia Brasileira de Distribuição S.A. – CBD executed of a pre agreement with Cama Commercial Group Corp. (Grupo Calleja), entity in El Salvador, for the sale of total equity interest in Almacenes Éxito S.A. (34.05% and 13.26%, respectively), through tender offers to be launched in Colombia and in United States of America for the acquisition of 100% of the outstanding shares of Almacenes Éxito S.A:, including shares represented by American Depositary Shares (ADRs) and Brazilian Depositary Receipts (BDRs) and which is subject to the acquisition of at least 51% of the shares of the Company.

The tender offer will be subject to Superintendencia Financiera de Colombia’s approval and the necessary filings in the US Securities and Exchange Commission (SEC). See Note 42 Subsequent Events.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	As at December 31,
	2023	2022
Cash at banks and on hand	1,477,368	1,700,987
Fiduciary rights – money market like	22,266	30,652
Term deposit certificates	7,244	870
Funds	1,318	1,139
Other cash equivalents	9	25
Total cash and cash equivalents	1,508,205	1,733,673

At December 31, 2023, Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $45,852 (December 31, 2022 - $27,040 and December 31, 2021 - $17,277), which were recognized as financial income as detailed in Note 32.

At December 31, 2023 and 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	As at December 31,
	2023	2022
Trade receivables (Note 8.1.)	466,087	506,342
Other account receivables (Note 8.2.)	251,182	323,534
Total trade receivables and other account receivables	717,269	829,876
Current	704,931	779,355
Non-Current	12,338	50,521

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	As at December 31,
	2023	2022
Trade accounts	391,552	385,766
Rentals and dealers	41,122	64,260
Sale of real-estate project inventories (1)	39,277	66,831
Employee funds and lending	3,799	12,367
Allowance for expected credit loss	(9,663)	(22,882)
Trade receivables	466,087	506,342

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivables are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the annual period ended December 31, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $5,377 ($4,709 - expense for the period ended December 31, 2022, and $8,027 - expense for the period ended December 31, 2021).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2020	27,560
Additions	39,615
Reversal of allowance for expected credit losses (Note 31)	(31,588)
Write-off of receivables	(10,049)
Effect of exchange difference from translation into reporting currency	(270)
Balance at December 31, 2021	25,268
Additions	30,802
Reversal of allowance for expected credit losses (Note 31)	(26,093)
Write-off of receivables	(4,976)
Effect of exchange difference from translation into reporting currency	(2,119)
Balance at December 31, 2022	22,882
Additions	23,387
Reversal of allowance for expected credit losses (Note 31)	(18,010)
Write-off of receivables	(12,333)
Effect of exchange difference from translation into presentation currency	(6,263)
Balance at December 31, 2023	9,663

Note 8.2. Other receivables

	As at December 31,
	2023	2022
Business agreements	123,932	57,989
Recoverable taxes	51,340	106,631
Loans or advances to employees	33,142	84,885
Money remittances	18,892	16,347
Long-term receivable	3,598	2,895
Maintenance fees	2,649	4,074
Money transfer services	653	20,370
Sale of fixed assets, intangible assets and other assets	141	6,278
Other	16,835	24,065
Total other account receivables	251,182	323,534

Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2023	726,932	686,325	7,665	2,138	30,804
December 31, 2022	852,758	740,340	13,667	5,778	92,973

Note 9. Prepayments

	As at December 31,
	2023	2022
Insurance	23,457	20,161
Lease payments	6,705	9,645
Advertising	5,770	6,060
Maintenance	2,739	5,811
Other prepayments	7,660	4,462
Total prepayments	46,331	46,139
Current	41,515	39,774
Non-current	4,816	6,365

Note 10. Related parties

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Exito Group and its associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Casino Group:

a.	Casino International, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to Exito Group (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

b.	Insurance agreements for the intermediation of renewals of certain insurance policies.

c.	Euris, Casino Services and Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

d.	Companhia Brasileira de Distribuição S.A. (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). Exito Group also entered into an agreement for the reimbursement of expenses related to the relocation of employees among Exito Group.

-	Greenyellow Energía de Colombia S.A.S.: Service agreement to provide oversight and monitoring services relating to energy efficiency. As of October 2022, this company has not been a related party.

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Exito Group through credit cards, (ii) the use of these credit cards in and out of Exito Group stores and (iii) the use of other financial services agreed between the parties inside Exito Group stores.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

As December 31, 2023, as result of the Spin-Off mentioned in Note 1., (a) Companhia Brasileira de Distribuição S.A. - CBD ceased as the controlling entity to become a company of the Casino Group and (b) Casino Guichard-Perrachon S.A. become a controlling entity.

Some reclassifications in the amounts of Casino Group companies and Controlling Entity´s transactions from 2022 and 2021, where done for comparability effects consequently for the last paragraph.

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31
	2023	2022	2021
Joint ventures (1)	67,355	72,748	132,530
Casino Group companies (2)	4,604	4,606	7,972
Total	71,959	77,354	140,502

(1)	The amount of revenue with each joint venture is as follows:

	Year ended December 31,
	2023	2022	2021
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	50,298	53,398	52,047
Yield on bonus, coupons and energy	8,464	11,638	14,224
Lease of real estate	4,176	4,520	4,886
Services	1,370	1,837	923
Corporate collaboration agreement			59,049
Total	64,308	71,393	131,129

Puntos Colombia S.A.S.
Services	2,539	1,355	1,401

Sara ANV S.A.
Employee salary recovery	508	-	-
Total	67,355	72,748	132,530

(2)	Revenue mainly relates to the various services provided.

Revenue by each company is as follows:

	Year ended December 31,
	2023	2022	2021
Relevanc Colombia S.A.S. (a)	3,204	701	-
International Retail Trade and Services IG	922	295	699
Casino International	392	1,175	6,783
Casino Services	46	-	-
Distribution Casino France	40	534	48
Greenyellow Energía de Colombia S.A.S. (Note 10.1.)	-	1,901	442
Total	4,604	4,606	7,972

(a)	Corresponds to revenue of collaboration agreement with Exito Media.

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31,
	2023	2022	2021
Joint ventures (1)	117,430	110,665	89,299
Controlling entity (2)	13,945	14,229	12,975
Casino Group companies (3)	10,036	60,330	57,502
Members of the Board	2,837	2,666	1,593
Total	144,248	187,890	161,369

(1)	The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31,
	2023	2022	2021
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	13,667	10,364	5,650

Puntos Colombia S.A.S.
Cost of customer loyalty program	103,763	100,301	83,649
Total	117,430	110,665	89,299

(2)	Costs and expenses related to consulting services provided by Casino Guichard Perrachon S.A.

(3)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Year ended December 31,
	2023	2022	2021
Distribution Casino France	4,001	6,404	5,329
Euris	1,814	-	-
International Retail and Trade Services IG.	1,754	-	-
Casino Services	1,263	229	2,778
Relevanc Colombia S.A.S.	607	595	-
Companhia Brasileira de Distribuição S.A. - CBD	586	12,248	9,777
Cdiscount S.A.	11	13	43
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	40,841	36,152
Euris	-	-	1,742
International Retail and Trade Services IG.	-	-	1,681
Total	10,036	60,330	57,502

Note 10.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

Exito Group has 659,383 shares in Cnova NV in the amount of $9,222.

Note 10.4. Receivables from related parties

	Receivable		Other non-financial assets
	As at December 31,		As at December 31,
	2023	2022	2023	2022
Joint ventures (1)	44,634	41,909	52,500	35,000
Casino Group companies (2)	5,945	5,213	-	-
Controlling entity (3)	1,566	-	-	-
Total	52,145	47,122	52,500	35,000
Current	52,145	47,122	-	-
Non-current	-	-	52,500	35,000

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	As at December 31
	2023	2022
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	4,697	5,407
Other services	1,784	2,329
Total	6,481	7,736

Puntos Colombia S.A.S.
Redemption of points	37,926	33,805

Sara ANV S.A.
Other services	227	368
Total	44,634	41,909

-	Other non-financial assets:

The amount of $52,500 as of December 31, 2023, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia. The balance of $35,000 as of December 31, 2022, corresponds to payments made during the year to Compañía de Financiamiento Tuya S.A. for the subscription of shares; during 2023, authorization was obtained to register the equity increase.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	As at December 31,
	2023	2022
Casino International	3,224	3,893
Relevanc Colombia S.A.S.	1,082	193
Companhia Brasileira de Distribuição S.A. – CBD	822	288
International Retail and Trade Services	810	344
Casino Services	7	7
Distribution Casino France	-	232
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	2
Other	-	254
Total	5,945	5,213

(3)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

Note 10.5. Payables to related parties

The balance of payables to related parties is shown below:

	As at December 31,
	2023	2022
Joint ventures (1)	44,032	62,772
Controlling entity (2)	10,581	14,660
Casino Group companies (3)	1,004	1,714
Members of the Board	-	43
Total	55,617	79,189

(1)	The balance of payables by each joint venture is as follows:

	As at December 31,
	2023	2022
Puntos Colombia S.A.S (a)	43,986	62,403
Compañía de Financiamiento Tuya S.A.	44	369
Sara ANV S.A.	2	-
Total	44,032	62,772

(a)	Represents the balance arising from points (accumulations) issued.

(2)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	As at December 31,
	2023	2022
Casino Services	885	100
International Retail and Trade Services IG	91	-
Distribution Casino France	-	933
Relevanc Colombia S.A.S.	-	508
Greenyellow Energía de Colombia S.A.S. (Nota 10.1)	-	125
Other	28	48
Total	1,004	1,714

Note 10.6. Other financial liabilities with related parties

	As at December 31,
	2023	2022
Joint ventures (1)	26,515	26,218

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 10.7. Key management personnel compensation

Transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Year ended December 31
	2023	2022	2021
Short-term employee benefits	84,147	96,078	89,817
Termination benefits	2,206	-	-
Post-employment benefits	1,264	2,318	2,427
Total	86,617	98,396	92,244

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

	As at December 31,
	2023	2022
Inventories (1)	2,352,735	2,640,995
Raw materials	28,367	29,105
Inventories in transit	22,312	73,066
Real estate project inventories (2)	18,003	3,213
Materials, spares, accessories and consumable packaging	15,884	18,941
Production in process	102	5,123
Total inventories	2,437,403	2,770,443

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2020	18,316
Loss recognized during the period (Note 11.2.)	5,251
Loss reversal (Note 11.2.)	(11,095)
Effect of exchange difference from translation into presentation currency	(113)
Balance at December 31, 2021	12,359
Loss recognized during the period (Note 11.2.)	2,313
Loss reversal (Note 11.2.)	(500)
Effect of exchange difference from translation into presentation currency	(1,022)
Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2.)	10,195
Loss reversal (Note 11.2.)	(1,280)
Effect of exchange difference from translation into presentation currency	(2,482)
Balance at December 31, 2023	19,583

(2)	For 2023, represents López de Galarza real estate project for $776 and Éxito Occidente real estate project for $17,227 (Note 14). For 2022, represented López de Galarza real estate project for $776 and Galeria La 33 real estate projects for $2,437.

At December 31, 2023 and 2022, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2023	2022	2021
Cost of goods sold (1)	17,578,059	17,086,294	13,794,658
Trade discounts and purchase rebates	(2,779,271)	(2,490,381)	(1,965,335)
Logistics costs (2)	625,289	579,791	493,630
Damage and loss	263,052	202,573	171,747
Allowance (reversal) for inventory losses, net (Note 11.1)	8,915	1,813	(5,844)
Total cost of sales	15,696,044	15,380,090	12,488,856

(1)	The annual period ended December 31, 2023 includes $29,095 of depreciation and amortization cost (December 31, 2022 - $28,248, and December 31, 2021 - $21,341)).

(2)	The annual period ended December 31, 2023 includes $341,838 of employee benefits (December 31, 2022 - $308,614, and December 31, 2021 - $274,557) and $76,279 of depreciation and amortization cost (December 31, 2022 - $70,011, and December 31, 2021 - $60,970).

Note 12. Financial assets

The balance of financial assets is shown below:

	As at December 31,
	2023	2022
Financial assets measured at fair value through other comprehensive income	23,964	29,043
Derivative financial instruments designated as hedge instruments (1)	2,378	14,480
Financial assets measured at amortized cost (2)	578	6,939
Financial assets measured at fair value through profit or loss	546	622
Derivative financial instruments (3)	-	27,300
Total financial assets	27,466	78,384

Current	2,452	45,812
Non-current	25,014	32,572

(1)	Derivative instruments designated as hedging instrument relates to interest rate swaps. The fair value of these instruments is determined based on valuation models.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M and IBR 1M	9.0% and 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(2)	Financial assets measured at amortized cost represented:

	As at December 31,
	2023	2022
National Treasury bonds	578	1,478
Term deposit	-	5,461
Total financial assets measured at amortized cost	578	6,939

(3)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

At December 31, 2023 and 2022, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $74 (December 31, 2022- $196), included within the line item Financial assets measured at fair value through profit or loss.

None of the assets were impaired on December 31, 2023 and 2022.

Note 13. Property, plant and equipment, net

	As at December 31,
	2023	2022
Land	1,145,625	1,278,822
Buildings	2,149,905	2,348,627
Machinery and equipment	1,204,968	1,176,246
Furniture and fixtures	751,496	789,622
Assets under construction	48,456	50,305
Installations	183,485	197,097
Improvements to third-party properties	768,322	776,293
Vehicles	23,148	28,712
Computers	389,756	404,938
Other property, plant and equipment	289	16,050
Total property, plant and equipment, gross	6,665,450	7,066,712
Accumulated depreciation	(2,590,675)	(2,587,996)
Impairment	(5,010)	(4,436)
Total property, plant and equipment, net	4,069,765	4,474,280

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	1,137,865	2,115,633	1,033,499	655,019	45,009	132,928	635,377	23,873	346,091	16,050	6,141,344
Additions	8,922	28,881	138,155	82,438	70,190	2,377	65,911	1,879	44,697	-	443,450
Increase (decrease) from movements between property, plant and equipment accounts	-	4,165	3,745	19,713	(49,114)	12,771	8,713	-	7	-	-
(Decrease) from transfers to investment property	(1,643)	(1,756)	-	-	(12,232)	-	-	-	-	-	(15,631)
(Decrease) assets by transfers to non-current assets held for sale	(446)				(647)						(1,093)
Disposals and derecognition	(466)	(2,436)	(29,871)	(11,784)	(627)	(957)	(20,755)	(226)	(9,613)	-	(76,735)
Effect of exchange differences on translation into presentation Currency	6,219	36,390	27,542	38,182	2,496	49,978	89,656	(2,633)	5,065	-	252,895
(Decrease) increase from transfers to (from) other balance sheet Accounts	(929)	(741)	(18,610)	(11,548)	(266)	-	(2,609)	143	(5,078)	-	(39,638)
Hyperinflation adjustments	129,300	168,491	21,786	17,602	(4,504)	-	-	5,676	23,769	-	362,120
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	50,214	21,262	115,439	42,183	93,990	3,407	28,693	602	30,198	-	385,988
Acquisitions through business combinations (Note 17.1)	1,752	22	471	224	-	2,558	1,102	79	294	-	6,502
Increase (Decrease) from movements between property, plant and equipment accounts	-	24,387	6,781	(12,265)	(81,069)	23,227	38,153	292	494	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(345)	-	-	-	-	-	(345)
Disposals and derecognition	(1,752)	(914)	(28,871)	(9,283)	(2,827)	(1,928)	(5,718)	(2,361)	(6,672)	(15,761)	(76,087)
Effect of exchange differences on translation into presentation Currency	(283,161)	(377,852)	(71,010)	(73,422)	(10,974)	(40,876)	(69,465)	(11,218)	(58,727)	-	(996,705)
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	(4)	4,320	(14,374)	(4,067)	(564)	-	(736)	260	(3,091)	-	(18,256)
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	(4,662)
Increases by transfer from other balance sheet accounts - intangibles	-	-	63	-	-	-	-	-	1,283	-	1,346
Hyperinflation adjustments	102,218	132,251	20,223	18,504	(60)	-	-	6,782	21,039	-	300,957
Balance at December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2020		392,003	483,306	378,479		63,572	275,384	15,072	177,537	4,797	1,790,150
Depreciation		49,909	86,118	56,701		8,152	30,637	1,675	31,408	788	265,388
Disposals and derecognition		(1,178)	(18,607)	(9,535)		(5)	(6,254)	(1,582)	(11,815)	-	(48,976)
(Decrease) from transfers (to) investment property		(16)	-	-		-	-	-	-	-	(16)
Effect of exchange differences on translation into presentation currency		5,102	5,460	8,889		6,790	8,541	(231)	2,289	-	36,840
Other		(278)	(489)	-		-	-	(5)	6	-	(766)
Hyperinflation adjustments		34,532	10,057	9,068		-	-	3,048	12,583	-	69,288
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908
Depreciation		51,704	88,988	58,975		9,933	36,580	2,097	34,328	788	283,393
Disposals and derecognition		(669)	(23,868)	(9,317)		(509)	(16,858)	(193)	(9,562)	-	(60,976)
Increase from transfers to investment property		526	-	-		-	-	-	-	-	526
(Decrease) assets by transfers to non-current assets held for sale		(436)									(436)
Effect of exchange differences on translation into presentation currency		5,988	18,227	32,472		29,690	34,381	(2,339)	3,806	-	122,225
Other		32	(7)	-		-	-	(333)	1,307	-	999
Hyperinflation adjustments		67,528	18,408	15,673		-	-	5,585	23,163	-	130,357
Balance at December 31, 2022		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation		52,150	93,592	63,005		11,766	39,744	1,776	37,523	591	300,147
Depreciation through business combinations (Note 17.1)		11	161	142		1,126	35	45	270	-	1,790
Disposals and derecognition		(193)	(21,564)	(7,723)		(1,064)	(3,346)	(2,232)	(6,008)	(6,960)	(49,090)
Effect of exchange differences on translation into presentation currency		(135,310)	(53,416)	(58,064)		(23,856)	(25,847)	(9,583)	(52,714)	-	(358,790)
(Decreases) by transfer (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	-	(660)
Other		1,319	(21)	-		-	-	(192)	299	-	1,405
Hyperinflation adjustments		53,363	16,071	13,417		-	-	5,312	19,714	-	107,877
Balance at December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2020	1,921	2,984	-	-	-	-	2,561	-	-	-	7,466
Impairment losses	-	756	-	-	-	-	1,735	-	-	-	2,491
Reversal of Impairment losses	(1,921)	(2,857)	-	-	-	-	-	-	-	-	(4,778)
Impairment derecognition	-	(756)	-	-	-	-	-	-	-	-	(756)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	316	-	-	-	316
Balance at December 31, 2021	-	127	-	-	-	-	4,612	-	-	-	4,739
Impairment losses	-	241	-	-	-	-	1,403	-	-	-	1,644
Reversal of Impairment losses	-	(17)	-	-	-	-	(2,786)	-	-	-	(2,803)
Impairment derecognition	-	(241)	-	-	-	-	(239)	-	-	-	(480)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	1,336	-	-	-	1,336
Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-	-	4,436
Impairment losses	-	-	-	-	-	-	2,903	-	-	-	2,903
Reversal of Impairment losses	-	-	-	-	-	-	(1,188)	-	-	-	(1,188)
Impairment derecognition	-	(110)	-	-	-	-	-	-	-	-	(110)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(1,031)	-	-	-	(1,031)
Balance at December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2023, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

Information about impairment testing is disclosed in Note 34.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	Year ended December 31,
	2023	2022	2021
Additions	385,988	443,450	421,286
Additions to trade payables for deferred purchases of property, plant and equipment	(427,568)	(546,817)	(411,044)
Payments for deferred purchases of property, plant and equipment	474,297	484,182	320,208
Acquisition of property, plant and equipment in cash	432,717	380,815	330,450

Note 14. Investment property, net

Exito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	As at December 31,
	2023	2022
Land	263,172	312,399
Buildings	1,671,190	1,744,190
Constructions in progress	22,613	109,563
Total cost of investment properties	1,956,975	2,166,152
Accumulated depreciation	(295,673)	(317,665)
Impairment	(7,957)	(7,259)
Total investment properties, net	1,653,345	1,841,228

The movement of the cost of investment properties, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2021	281,119	1,597,106	29,059	1,907,284
Additions	-	1,618	80,220	81,838
Increase from transfers from property, plant and equipment	1,643	11,128	2,860	15,631
Increase from transfers from non-current assets held for sale	1,229	1,844	-	3,073
(Decreases) increases from transfers between accounts of Investment property.	-	2,756	(2,756)	-
Disposals and derecognition	(39)	(1,844)	-	(1,883)
Effect of exchange differences on the translation into presentation currency	8,852	(88,535)	(262)	(79,945)
Hyperinflation adjustments	20,175	220,592	569	241,336
Other	(580)	(475)	(127)	(1,182)
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	16,280	40,408	56,688
Increase from transfers from property, plant and equipment	-	16,184	(15,839)	345
Increase (decrease) from movements between investment properties accounts	-	109,846	(109,846)	-
Effect of exchange differences on the translation into presentation currency	(47,548)	(386,052)	(972)	(434,572)
(Decrease) from transfers (to) other balance sheet accounts – inventories (1)	(17,227)	-	-	(17,227)
Hyperinflation adjustments	15,553	175,278	446	191,277
Other	(5)	(4,536)	(1,147)	(5,688)
Balance at December 31, 2023	263,172	1,671,190	22,613	1,956,975

Accumulated depreciation	Buildings
Balance at December 31, 2020	179,820
Depreciation expenses	30,180
Increase arising from transfers from property, plant and equipment accounts	16
Disposals and derecognition	(71)
Effect of exchange differences on the translation into presentation currency	(1,741)
Hyperinflation adjustments	33,365
Other	(221)
Balance at December 31, 2021	241,348
Depreciation expenses	31,174
Decrease arising from transfers (to) property, plant and equipment accounts	(526)
Disposals and derecognition	(189)
Effect of exchange differences on the translation into presentation currency	(21,452)
Increase from transfers from non-current assets held for sale	870
Hyperinflation adjustments	66,589
Other	(149)
Balance at December 31, 2022	317,665
Depreciation expenses	31,389
Effect of exchange differences on the translation into presentation currency	(107,033)
Hyperinflation adjustments	54,835
Other	(1,183)
Balance at December 31, 2023	295,673

Impairment	Land	Buildings	Total
Balance at December 31, 2020	1,668	6,593	8,261
Impairment loss	336	7,538	7,874
Reversal of Impairment loss	(192)	(868)	(1,060)
Disposals and derecognition	-	(5,384)	(5,384)
Balance at December 31, 2021	1,812	7,879	9,691
Impairment loss	-	556	556
Reversal of Impairment loss	(173)	(2,259)	(2,432)
Disposals and derecognition	-	(556)	(556)
Balance at December 31, 2022	1,639	5,620	7,259
Impairment loss	209	489	698
Balance at December 31, 2023	1,848	6,109	7,957

(1)	Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 11.1).

At December 31, 2023 and 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2023 and 2022, the Exito Group is not committed to acquire, build or develop new investment property.

Information about impairment testing is disclosed in Note 34.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2023, 2022 and 2021 the results at the Exito Group from the investment property are as follows:

	Year ended December 31,
	2023	2022	2021
Lease rental income	375,832	340,746	300,541
Operating expense related to leased investment properties	(86,130)	(75,031)	(75,210)
Operating expense related to investment properties that are not leased	(41,857)	(81,306)	(71,138)
Net gain from investment property	247,845	184,409	154,193

Note 15. Leases

Note 15.1 Right of use asset, net

	As at December 31,
	2023	2022
Right of use asset	2,980,106	2,826,607
Accumulated depreciation	(1,612,996)	(1,377,029)
Impairment	(5,857)	(6,109)
Total right of use asset, net	1,361,253	1,443,469

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,553,975
Increases from new contracts	174,190
Increases from new contracts paid in advance	7,002
Remeasurements from existing contracts (1)	137,047
Derecognition, reversal and disposal (2)	(166,587)
Hyperinflation adjustments	2,149
Effect of exchange differences on the translation into presentation currency	118,831
Balance at December 31, 2022	2,826,607
Increase from new contracts	63,642
Increases from new contracts paid in advance	1,820
Remeasurements from existing contracts (1)	185,514
Derecognition, reversal and disposal (2)	(43,423)
Hyperinflation adjustments	(693)
Effect of exchange differences on the translation into presentation currency	(98,456)
Other changes	45,095
Balance at December 31, 2023	2,980,106

Accumulated depreciation
Balance at December 31, 2020	984,345
Depreciation	214,930
Remeasurements from existing contracts (1)	(320)
Derecognition and disposal (2)	(27,746)
Effect of exchange differences on the translation into presentation currency	12,254
Balance at December 31, 2021	1,183,463
Depreciation	242,119
Remeasurements from existing contracts (1)	(1,190)
Derecognition and disposal (2)	(105,459)
Hyperinflation adjustments	517
Effect of exchange differences on the translation into presentation currency	57,579
Balance at December 31, 2022	1,377,029
Depreciation	280,239
Derecognition and disposal (2)	(28,806)
Hyperinflation adjustments	(90)
Effect of exchange differences on the translation into presentation currency	(50,625)
Other changes	35,249
Balance at December 31, 2023	1,612,996

Impairment
Balance at December 31, 2020	-
Impairment loss	-
Effect of exchange differences on the translation into presentation currency	-
Balance at December 31, 2021	-
Impairment loss	5,236
Effect of exchange differences on the translation into presentation currency	873
Balance at December 31, 2022	6,109
Impairment loss	1,038
Effect of exchange differences on the translation into presentation currency	(1,290)
Balance at December 31, 2023	5,857

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	As at December 31,
	2023	2022
Buildings	2,948,056	2,782,432
Vehicles	18,950	24,771
Lands	7,540	9,128
Equipment	5,560	10,276
Total	2,980,106	2,826,607

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	As at December 31,
	2023	2022
Buildings	1,594,867	1,357,351
Vehicles	8,845	10,182
Equipment	4,796	4,742
Lands	4,488	4,754
Total accumulated depreciation	1,612,996	1,377,029

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2023	2022	2021
Buildings	273,146	234,907	206,666
Vehicles	4,487	4,876	5,903
Equipment	1,878	1,705	1,932
Lands	728	631	429
Total depreciation expense	280,239	242,119	214,930

Exito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions or covenants related to these leases.

At December 31, 2023, the average remaining term of lease contracts is 11.7 years (8.8 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

	As at December 31,
	2023	2022
Lease liabilities	1,567,959	1,655,955
Current	282,180	263,175
Non-current	1,285,779	1,392,780

The movement in lease liabilities is as shown:

Balance at December 31, 2020	1,542,895
Additions	96,738
Accrued interest	94,555
Remeasurements	171,083
Terminations	(15,406)
Payments of lease liabilities including interests	(315,739)
Effect of exchange differences on the translation into presentation currency	20,601
Other	(84)
Balance at December 31, 2021	1,594,643
Additions	174,190
Accrued interest	99,324
Remeasurements	138,237
Terminations	(66,937)
Payments of lease liabilities including interests	(363,316)
Effect of exchange differences on the translation into presentation currency	79,950
Other	(136)
Balance at December 31, 2022	1,655,955
Additions	63,642
Accrued interest	126,167
Remeasurements	185,514
Terminations	(8,365)
Payments of lease liabilities including interests	(396,399)
Effect of exchange differences on the translation into presentation currency	(58,555)
Balance at December 31, 2023	1,567,959

Below are the future lease liability payments at December 31, 2023:

Up to one year	378,806
From 1 to 5 years	938,113
More than 5 years	766,452
Minimum lease liability payments	2,083,371
Future financing (expenses)	(515,412)
Total minimum net lease liability payments	1,567,959

Note 15.3. Short term leases and leases of low value assets of Éxito Group as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment. Variable lease payments apply to some of Exito Group’s property leases and are detailed below:

	Year ended December 31,
	2023	2022	2021
Variable lease payments	65,215	54,711	39,768
Short term leases	5,959	11,288	9,896
Total	71,174	65,999	49,664

Note 15.4. Operating leases of Éxito Group as a lessor

Exito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,
	2023	2022	2021
Up to one year	265,057	227,423	204,750
From 1 to 5 years	317,010	270,281	244,942
More than 5 years	171,528	163,414	153,603
Total minimum instalments under non-cancellable operating leases	753,595	661,118	603,295

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate, and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2023, lease rental income was $457,039 (December 31, 2022 - $409,009 and December 31, 2021 - $302,262) mostly comprised of investment property rental income for $375,832 (December 31, 2022 - $340,746, and December 31, 2021 - $300,541). Income from variable lease payments was $113,805 (December 31, 2022 - $225,506, and December 31, 2021 - $162,172).

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	As at December 31,
	2023	2022
Trademarks	250,879	299,688
Computer software	278,893	274,480
Rights	23,385	24,703
Other	90	147
Total cost of other intangible assets	553,247	599,018
Accumulated amortization	(186,878)	(174,338)
Total other intangible assets, net	366,369	424,680

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	242,170	249,324	22,538	114	514,146
Additions	-	27,519	-	-	27,519
Disposals and derecognition	-	(10,191)	-	-	(10,191)
Effect of exchange differences on the translation into presentation currency	13,804	8,275	(613)	(27)	21,439
Hyperinflation adjustments	43,714	-	2,778	60	46,552
Transfers	-	(410)	-	-	(410)
Other minor movements	-	(37)	-	-	(37)
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	25,368	-	134	30,798
Acquisitions through business combinations (Note 17.1)	12,904	29	-	-	12,933
Disposals and derecognition	-	(12,823)	-	-	(12,823)
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,346)	-	-	(1,346)
Effect of exchange differences on the translation into presentation currency	(100,696)	(6,904)	(3,479)	(104)	(111,183)
Hyperinflation adjustments	33,687	-	2,161	47	35,895
Other minor movements	-	89	-	(134)	(45)
Balance at December 31, 2023	250,879	278,893	23,385	90	553,247

Accumulated amortization
Balance at December 31, 2020		132,380	183	51	132,614
Amortization		17,684	6	3	17,693
Effect of exchange differences on the translation into presentation currency		1,503	(9)	(3)	1,491
Hyperinflation adjustments		-	506	37	543
Disposals and derecognition		(1,941)	-	-	(1,941)
Other minor movements		(235)	(6)	-	(241)
Balance at December 31, 2021		149,391	680	88	150,159
Amortization		26,737		479	27,216
Effect of exchange differences on the translation into presentation currency		6,692	(203)	(26)	6,463
Hyperinflation adjustments		-	1,105	63	1,168
Disposals and derecognition		(10,190)	-	-	(10,190)
Other minor movements		-	-	(478)	(478)
Balance at December 31, 2022		172,630	1,582	126	174,338
Amortization		30,602	-	146	30,748
Acquisitions through business combinations (Note 17.1)		29	-	-	29
Effect of exchange differences on the translation into presentation currency		(5,564)	(1,306)	(104)	(6,974)
Hyperinflation adjustments		-	1,078	47	1,125
Disposals and derecognition		(12,242)	-	-	(12,242)
Other minor movements		-	-	(146)	(146)
Balance at December 31, 2023		185,455	1,354	69	186,878

(1)	The balance of trademarks, is shown below:

			As at December 31,
Operating segment	Brand	Useful life	2023	2022
Uruguay (a)	Miscellaneous	Indefinite	115,020	128,103
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Argentina	Libertad	Indefinite	49,432	90,454
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	-
			250,879	299,688

The trademarks have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

Information about impairment testing is disclosed in Notes 34.

At December 31, 2023 and 2022, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	As at December 31,
	2023	2022
Spice Investment Mercosur S.A.	1,441,256	1,690,339
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Libertad S.A.	186,289	340,887
Cafam	122,219	122,219
Other	50,806	50,806
Total goodwill	3,081,639	3,485,320
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,080,622	3,484,303

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2021	3,026,000	(1,017)	3,024,983
Effect of exchange differences on the translation into presentation currency	294,578	-	294,578
Hyperinflation adjustments	164,742	-	164,742
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Acquisitions through business combinations (Note 17.1.)	20,855	-	20,855
Effect of exchange differences on the translation into presentation currency	(551,489)	-	(551,489)
Hyperinflation adjustments	126,953	-	126,953
Balance at December 31, 2023	3,081,639	(1,017)	3,080,622

Goodwill has indefinite useful life on the grounds of the Exito Group’s considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2023 and 2022.

Information about impairment testing and fair value are disclosed in Notes 34 and 35.

17.1. Business combinations

On August 15, 2023 the subsidiary Devoto Hermanos S.A. acquired 100% of the shares of Hipervital S.A.S. Uruguayan company engaged in retail self-service business.

On September 01, 2023 the subsidiary Lanin S.A. acquired 100% of the shares of Costa y Costa S.A., Uruguayan company engaged in retail self-service business.

On December 01, 2023 the subsidiary Lanin S.A. acquired 100% of the shares of Modasian S.R.L, Uruguayan company engaged in retail self-service business.

The expenses associated with these acquisitions were not significant.

Grupo Éxito is currently advancing the allocation of the purchase price. The Consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Book values at the date of acquisition			Measurement period adjustments			Fair values at the date of acquisition
	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	3,294	7,635	1,758	12,821	(3,945)	-	16,115	3,690	1,758
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	689	7,635	1,081	(18)	(5,426)	-	671	2,209	1,081
Net assets and liabilities measured at fair value	2,605	-	677	12,839	1,481	-	15,444	1,481	677
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	17,521	17,032	881	(13,704)	(875)	-	3,817	16,157	881

The goodwill and variations since the acquisition date to December 31, 2023, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Total
Goodwill from the acquisition (Note 17)	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Goodwill at December 31, 2023	3,355	14,204	775	18,334

The revenues and profit or loss of this business acquired since the acquisition date included in the consolidated statements of profit or loss at December 31, 2023, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Revenues	15,262	9,540	7
Profit or (loss)	(3,516)	(802)	(1,231)

This companies acquired are ongoing business that are consider attractive, located in strategic places coinciding with the expansion plan of the Grupo Éxito.

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

		As at December 31,
Company	Classification	2023	2022
Compañía de Financiamiento Tuya S.A.	Joint venture	220,134	287,657
Puntos Colombia S.A.S.	Joint venture	9,986	11,514
Sara ANV S.A.	Joint venture	2,438	850
Total investments accounted for using the equity method		232,558	300,021

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

			Primary	Ownership percentage		Number of shares
		Functional	economic	As at December 31,
Company	Country	currency	activity	2023	2022	2023	2022
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Credit	50%	50%	15.483.189.879	13.097.457.027
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.270.00	850.000

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550)	(3,724)
Sara ANV S.A.	1,819	425	-	2	-	(196)	-

Financial information regarding investments accounted for using the equity method at December 31, 2022:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	4,968,085	133,262	2,160,570	2,400,687	540,090	1,530,333	(73,266)	-
Puntos Colombia S.A.S.	196,826	37,789	199,105	12,483	23,027	320,137	3,826	-
Sara ANV S.A.	850	1,230	380	-	1,700	-	-	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	523,859	2,036,426	2,382,673	1,412	(13,010)	(28,508)	(13,828)
Puntos Colombia S.A.S.	39,496	64,500	1,288	3,011	(23)	(747)	(3,034)
Sara ANV S.A.	850	380	-	-	-	-	-

(*)	There are no other comprehensive income figures proceeding from this companies.

Note 18.3. Corporate purpose

Compañía de Financiamiento Tuya S.A.

A joint venture and a joint control investment which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from its partners. These points are redeemable for products or services available at the Puntos Colombia platform.

Sara ANV S.A.

Joint venture established on June 17, 2022. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia.

Note 18.4. Other information

The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below:

	December 31, 2023
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	405,043	50%	220,134	220,134
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Sara ANV S.A.	4,877	50%	2,438	2,438

	December 31, 2022
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	540,090	50%	270,045	287,611
Puntos Colombia S.A.S.	23,027	50%	11,514	11,514
Sara ANV S.A.	1,700	50%	850	799

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2023, and 2022.

There are no restrictions on the capability of joint ventures to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 22.

These investments have no restrictions or liens that affect the interest held in them.

Note 19. Non-cash transactions

During the annual periods ended December 31, 2023 and 2022, the Exito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively.

Note 20. Loans, borrowing and other financial liabilities

The balance of loans, borrowing and other financial liability is shown below:

	As at December 31,
	2023	2022
Bank loans	815,674	791,098
Put option on non-controlling interests (1)	442,342	651,899
Letters of credit	8,189	12,587
Total loans, borrowing and other financial liabilities	1,266,205	1,455,584
Current	1,029,394	915,604
Non-current	236,811	539,980

(1)	Represents the put option liability on part of the non-controlling interest in Grupo Disco Uruguay S.A. Exito Group has a non-controlling interest in Grupo Disco Uruguay S.A. of 30.85%, (December 31, 2022 - 37.51%) of which 23.16% (December 31, 2022 - 29.82%) is subject to a put option held by non-controlling shareholders. Such put option is exercisable by the holders at any time until expiry on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share of $0.30 in US dollars as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco Uruguay S.A. as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of the Grupo Disco Uruguay S.A. On December 31, 2023, the greater of these three measures was the updated fixed price in US dollars.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Grupo Éxito. Once this assignment was completed, making Grupo Éxito the direct holder of the put option liability, the put-call contract between Grupo Éxito and Grupo Casino was finished.

To guarantee compliance with the obligation assumed by Grupo Éxito in this assignment, a non-possessory pledge was constituted over the series B shares in Grupo Disco Uruguay S.A., which are property of Spice Investment Mercosur S.A., which are related in the title number 1 shareholding and representing 25% of the voting capital of Grupo Disco Uruguay S.A. This guarantee does not transfer the right to vote or receive dividends that the pledged shares have, which are held by Spice Investment Mercosur S.A. This guarantee replaces the last given in previous years on the same shareholding title.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2020	1,455,662
Proceeds from loans and borrowings	370,620
Changes in the fair value of the put option recognized in equity	92,485
Interest accrued	52,593
Exchange difference	725
Translation difference	(62)
Repayments of loans and borrowings	(500,834)
Repayments of interest on loans and borrowings	(54,178)
Balance at December 31, 2021	1,417,011
Proceeds from loans and borrowings	876,798
Changes in the fair value of the put option recognized in equity	142,028
Interest accrued	111,234
Translation difference	3,250
Repayments of loans and borrowings	(995,865)
Payments of interest on loans and borrowings	(98,872)
Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,241,024
Changes in the fair value of the put option recognized in equity	(209,557)
Interest accrued	227,525
Increases from business combinations (Nota 17.1)	235
Translation difference	(2,146)
Repayments of loans and borrowings	(1,217,881)
Payments of interest on loans and borrowings	(228,579)
Balance at December 31, 2023	1,266,205

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2023, discounted at present value (amortized cost):

Year	Total
2025	118,110
2026	67,660
2027	27,118
>2028	23,923
236,811

As of December 31, 2023, Exito Group has available unused credit lines to minimize liquidity risks, as follows:

Banco Davivienda S.A.	400,000
Bancolombia S.A.	500,000
Total	900,000

Covenants

Under loans and borrowing contracts, Exito Group is subject to comply with the following financial covenants: as long as Almacenes Exito S.A. has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as adjusted recurring Ebitda to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2023 and 2022, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Group is subject to comply with some non-financial covenant, which at December 31, 2023 and 2022 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	As at December 31,
	2023	2022
Defined benefit plans	38,106	35,091
Long-term benefit plan	1,815	1,554
Total employee benefits	39,921	36,645
Current	4,703	4,555
Non-current	35,218	32,090

Note 21.1. Defined benefit plans

Éxito Group has the following defined benefit plans:

a.	Retirement pension plan

Each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

Éxito Group is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

b.	Retroactive severance pay plan

Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, a retroactive amount as severance pay will be paid to employees upon retirement, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2023, and 2022, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement pensions	Retroactive severance pay	Total
Balance at December 31, 2020	20,542	583	21,125
Cost of current service	-	15	15
Cost of past service	1,227	-	1,227
Interest expense	1,146	24	1,170
Actuarial loss (gain) from changes in experience	675	(57)	618
Actuarial gain from financial assumptions	(2,915)	(32)	(2,947)
Benefits paid	(2,242)	(172)	(2,414)
Balance at December 31, 2021	18,433	361	18,794
Cost of current service	16,419	11	16,430
Interest expense	2,655	26	2,681
Actuarial loss from changes in experience	118	40	158
Actuarial gain (losses) from financial assumptions	(3,290)	18	(3,272)
Benefits paid	(2,401)	(53)	(2,454)
Effect of exchange differences on translation	2,754	-	2,754
Balance at December 31, 2022	34,688	403	35,091
Cost of current service	1,839	11	1,850
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience	1,386	21	1,407
Actuarial gain (losses) from financial assumptions	3,199	70	3,269
Benefits paid	(1,347)	(55)	(1,402)
Effect of exchange differences on translation	(4,099)	-	(4,099)
Balance at December 31, 2023	37,605	501	38,106

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	As at December 31,
	2023		2022
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	11.00%	10.50%	13.7%	13.60%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	5.5%	5.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	As at December 31,
Years of service	2023	2022
From 0 to less than 5	22.27%	20.56%
From 5 to less than 10	10.84%	10.01%
From 10 to less than 15	6.38%	5.89%
From 15 to less than 20	4.76%	4.39%
From 20 to less than 25	3.65%	3.37%
25 and more	2.76%	2.54%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	As at December 31,
	2023		2022
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate + 25	(257)	(3)	(187)	(3)
Discount rate – 25	264	3	192	3
Discount rate + 50	(506)	(6)	(370)	(6)
Discount rate – 50	535	6	389	6
Discount rate + 100	(985)	(11)	(722)	(11)
Discount rate – 100	1,102	12	799	12
Annual salary increase rate + 25	N/A	5	N/A	5
Annual salary increase rate - 25	N/A	(5)	N/A	(5)
Annual salary increase rate + 50	N/A	9	N/A	10
Annual salary increase rate - 50	N/A	(9)	N/A	(10)
Annual salary increase rate + 100	N/A	18	N/A	20
Annual salary increase rate - 100	N/A	(18)	N/A	(19)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
	2023		2022
Year	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
2023	-	-	2,427	59
2024	2,654	5	2,437	4
2025	2,656	270	2,419	185
2026	2,624	84	2,383	110
>2027	39,246	304	35,743	275
Total	47,180	663	45,409	633

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2023 is 6.2 years (December 31, 2022 - 5.5 years).

Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2023 amounted to $125,235 (December 31, 2022 - $127,618).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Almacenes Éxito S.A. and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2023, and 2022, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Almacenes Éxito S.A. reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at December 31, 2020	1,779
Cost of current service	74
Interest expense	89
Actuarial loss from change in experience	75
Benefits paid	(246)
Actuarial gain from financial assumptions	(187)
Balance at December 31, 2021	1,584
Cost of current service	78
Past service cost	(13)
Interest expense	115
Actuarial loss from change in experience	200
Benefits paid	(93)
Actuarial gain from financial assumptions	(317)
Balance at December 31, 2022	1,554
Cost of current service	64
Past service cost	(128)
Interest expense	205
Actuarial loss from change in experience	87
Actuarial loss from financial assumptions	241
Benefits paid	(208)
Balance at December 31, 2023	1,815

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and mortality rates are as follows:

	As at December 31,
	2023	2022
Discount rate	10.80%	13.60%
Annual salary increase rate	5.5%	5.5%
Annual inflation rate	5.5%	5.5%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

	As at December 31,
Years of service	2023	2022
From 0 to less than 5	22.27%	20.56%
From 5 to less than 10	10.84%	10.01%
From 10 to less than 15	6.38%	5.89%
From 15 to less than 20	4.76%	4.39%
From 20 to less than 25	3.65%	3.37%
25 and more	2.76%	2.54%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	As at December 31,
Variation expressed in basis points	2023	2022
Discount rate + 25	(18)	(15)
Discount rate - 25	18	16
Discount rate + 50	(35)	(31)
Discount rate - 50	37	32
Discount rate + 100	(70)	(60)
Discount rate - 100	76	65
Annual salary increase rate + 25	19	17
Annual salary increase rate - 25	(19)	(17)
Annual salary increase rate + 50	39	34
Annual salary increase rate - 50	(38)	(33)
Annual salary increase rate + 100	79	70
Annual salary increase rate - 100	(74)	(65)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
Year	2023	2022
2023	-	207
2024	342	349
2025	433	385
2026	288	255
>2027	1,910	1,786
Total	2,973	2,982

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2023 is 4.3 years (December 31, 2022 - 4.3 years).

Exito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2023 was recognized as an expense in the amount of $161 (December 31, 2022 was recognized as an income in the amount of $82).

Note 22. Provisions

The balance of provisions is shown below:

	As at December 31,
	2023	2022
Legal proceedings (1)	19,736	19,101
Restructuring	5,180	10,517
Taxes other than income tax (Note 31)	297	4,473
Other	8,462	8,286
Total provisions	33,675	42,377
Current	22,045	27,123
Non-current	11,630	15,254

At December 31, 2023 and 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. There is no individual material process included in these provisions. The balance is comprised of:

	As at December 31,
	2023	2022
Labor legal proceedings	10,211	10,902
Civil legal proceedings	7,250	5,516
Administrative and regulatory proceedings	2,275	2,683
Total legal proceedings	19,736	19,101

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2020	15,648	6,828	4,323	17,875	44,674
Increase	14,597	-	13,801	11,225	39,623
Uses	(9)	-	(12)	-	(21)
Payments	(9,093)	-	(12,059)	(16,962)	(38,114)
Reversals (not used)	(3,801)	(3,273)	(1,103)	(711)	(8,888)
Other reclassifications	72	-	(2,086)	17	(1,997)
Effect of exchange differences on the translation into presentation currency	181	(6)	(156)	(35)	(16)
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261
Increase	8,141	967	15,211	7,672	31,991
Uses	(787)	-	-	-	(787)
Payments	(2,838)	-	(5,448)	(9,483)	(17,769)
Reversals (not used)	(3,462)	-	(920)	(1,047)	(5,429)
Other reclassifications	-	-	(485)	-	(485)
Effect of exchange differences on the translation into presentation currency	452	(43)	(549)	(265)	(405)
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	9,693	-	30,451	7,356	47,500
Uses	-	(99)	(474)	-	(573)
Payments	(2,598)	-	(33,575)	(6,113)	(42,286)
Reversals (not used)	(3,814)	(3,336)	(1,264)	(427)	(8,842)
Other reclassifications	233	-	(473)	(58)	(298)
Effect of exchange differences on the translation into presentation currency	(2,879)	(741)	(2)	(582)	(4,203)
Balance at December 31, 2023	19,736	297	5,180	8,462	33,675

Note 23. Trade payables and other payable

	As at December 31,
	2023	2022
Payables to suppliers of goods	2,725,532	3,080,264
Payables and other payable - agreements (1)	1,562,246	1,485,905
Employee benefits	335,989	354,431
Payables to other suppliers	325,447	406,595
Tax payable	144,492	149,557
Purchase of assets	121,554	186,421
Dividends payable	32,691	10,886
Other	38,175	47,716
Total trade payables and other payable	5,286,126	5,721,775

Current	5,248,777	5,651,303
Non-current	37,349	70,472

(1)	The detail of payables and other payable - agreements is shown below:

	As at December 31,
	2023	2022
Payables to suppliers of goods	1,429,006	1,439,118
Payables to other suppliers	133,240	46,787
Total payables and other payable - agreements	1,562,246	1,485,905

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group. Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $13 in 2023) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2023 and 2022.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At December 31, 2023 Almacenes Éxito S.A. has accrued $61,415 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of Almacenes Éxito S.A ’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415

At December 31, 2023, Almacenes Éxito S.A. has accrued tax losses amounting to $740,337 (at December 31, 2022 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2021	738,261
Adjustment to tax losses from prior periods	2,076
Balance at December 31, 2022	740,337
Tax losses generated during the period	-
Balance at December 31, 2023	740,337

(b)	Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2021	33,624
Transacciones Energéticas S.A.S. E.S.P. (i)	158
Depósitos y Soluciones Logísticas S.A.S.	(220)
Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	33,769

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2023 (25% in 2022);
-	Argentina applies a 30% income tax rate in 2023 (35% in 2022).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	As at December 31,
	2023	2022
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	267,236	271,683
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	137,000	111,440
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	71,450	63,408
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	20,339	18,268
Tax discounts of Éxito from taxes paid abroad	17,258	24,631
Current income tax assets of subsidiary Onper Investment 2015 S.L.	10,715	1,024
Other current tax assets of subsidiary Onper Investment 2015 S.L.	29	447
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	8,007
Total current tax assets	524,027	498,908

Current tax liabilities

	As at December 31,
	2023	2022
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	98,391	92,815
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	4,979	3,743
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	3,621	1,762
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	293	430
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	47	-
Total current tax liabilities	107,331	98,750

Note 24.4. Income tax

The components of the income tax expense recognized in the statement of profit or loss were:

	Year ended December 31,
	2023	2022	2021
Current income tax (expense)	(106,420)	(183,105)	(122,096)
Deferred income tax gain (expense) (Note 24.5)	60,211	(55,051)	(49,060)
Adjustment in respect of current income tax of prior periods	311	(9,164)	(526)
Changes in tax rates	-	(78,382)	34,012
Total income tax (expense)	(45,898)	(325,702)	(137,670)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2023	Rate	2022	Rate	2021	Rate
Profit before income tax from continuing operations	354,072		574,940		730,887
Tax expense at enacted tax rate in Colombia	(123,925)	(35)%	(201,229)	(35)%	(226,575)	(31%)
Equity method in joint venture domestic operations	(40,046)		(12,152)		2,243
Unrecognition deferred tax from prior periods	(1,286)		3,407		(11,638)
Adjustment to current taxes from prior periods	311		(9,164)		(526)
Non-deductible/ non-taxable foreign operation	15,449		(55,852)		28,622
Accounting effects of NCI domestic operations without tax impact	32,138		31,991		22,408
Tax rates differences from foreign operations	33,547		22,362		11,228
Non-deductible / non-taxable domestic operation	37,914		(27,410)		2,556
Tax impact of readjustment to carry forward losses	-		727		-
Changes in tax rates	-		(78,382)		34,012
Total income tax expense	(45,898)	(13)%	(325,702)	(57)%	(137,670)	(19)%

Note 24.5. Deferred tax

	As at December 31,
	2023		2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	259,118	-	259,118	-
Tax credits	61,449	-	62,943	-
Excess presumptive income	21,495	-	73,917	-
Other provisions	9,926	-	10,893	-
Investment property	-	(120,144)	-	(148,031)
Property, plant, and equipment	93,660	(221,364)	59,162	(341,631)
Goodwill	-	(217,687)	-	(218,308)
Leases	634,180	(545,661)	641,886	(553,947)
Other	100,045	(33,423)	103,215	(84,341)
Total	1,179,873	(1,138,279)	1,211,134	(1,346,258)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Exito Group operates are grouped as follows:

	As at December 31,
	2023		2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	113,373	-	98,372	-
Uruguay	84,319	-	44,217	-
Argentina	-	(156,098)	-	(277,713)
Total	197,692	(156,098)	142,589	(277,713)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Year ended December 31,
	2023	2022	2021
Profit (expense) benefit from deferred tax recognized in income	60,211	(55,051)	(49,060)
Adjustment related current income tax previous periods	311	(9,164)	(526)
Change in tax rates	-	(78,382)	34,012
Profit (expense) from deferred tax recognized in other comprehensive income	8,649	(206)	(5,982)
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	107,547	(30,731)	(56,024)
Total movement of net deferred tax	176,718	(173,534)	(77,580)

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2023 amounted to $81,773 (at December 31, 2022 - $ 32,279).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2023 or 2022 by Exito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $8,091 balance at December 31, 2023 (at December 31, 2022 - $2,749) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	As at December 31,
	2023	2022
Collections on behalf of third parties (1)	123,023	130,819
Derivative financial instruments (2)	11,299	5,404
Derivative financial instruments designated as hedge instruments (3)	5,488	-
Total derivative instruments and collections on behalf of third parties	139,810	136,223

(1)	Collections on behalf of third parties includes amounts received for services where Exito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $26,515 (December 31, 2022 - $26,218) with third parties (Note 10.6).

(2)	The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 26. Other liabilities

The balance of other liabilities is shown below:

	As at December 31,
	2023	2022
Deferred revenues (1)	208,126	154,265
Customer loyalty programs	43,990	56,165
Advance payments under lease agreements and other projects	4,604	4,891
Repurchase coupon	239	942
Instalments received under "plan resérvalo"	160	284
Advance payments for fixed assets sold (2)	-	14,360
Total other liabilities	257,119	230,907
Current	254,766	228,496
Non-current	2,353	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponded to the advance received for the sale of the real estate project "Galería la 33", legalized in 2023.

Exito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred revenue	Customer loyalty programs
Balance at December 31, 2021	174,395	37,015
Additions	1,290,023	19,053
Revenue recognized	(1,309,193)	(13,736)
Other	-	407
Effect of exchange difference from translation into presentation currency	(960)	13,426
Balance at December 31, 2022	154,265	56,165
Additions	3,637,936	14,320
Revenue recognized	(3,577,850)	(14,964)
Effect of exchange difference from translation into presentation currency	(6,225)	(11,531)
Balance at December 31, 2023	208,126	43,990

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At December 31, 2023 and 2022, Almacenes Exito's authorized capital is represented by 1,590,000,000 common shares with a nominal value of $3.33 Colombian pesos.

At December 31, 2023 and 2022 the number of subscribed shares is 1,344,720,453 and the number of treasury shares is 46,856,094.

The rights granted on the shares correspond to voice and vote for each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito's shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	As at December 31,
	2023			2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(16,433)	-	(16,433)	(16,202)	-	(16,202)
Remeasurement loss on defined benefit plans	(5,052)	1,844	(3,208)	(536)	334	(202)
Translation exchange differences	(2,323,383)	-	(2,323,383)	(997,445)	-	(997,445)
Gain from cash-flow hedge	8,757	2,610	11,367	12,939	(4,529)	8,410
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,355,088)	4,454	(2,350,634)	(1,020,221)	(4,195)	(1,024,416)
Other comprehensive income of non - controlling interests			(46,588)			(57,514)
Other comprehensive income of the parent			(2,304,046)			(966,902)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2023	2022	2021
Retail sales (1) (Note 40)	20,226,311	19,754,076	16,105,756
Service revenue (2) (Note 40)	819,493	741,246	609,303
Other revenue (3) (Note 40)	76,283	124,351	207,326
Total revenue from contracts with customers	21,122,087	20,619,673	16,922,385

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	Year ended December 31,
	2023	2022	2021
Retail sales, net of sales returns and rebates	20,176,915	19,725,311	16,048,995
Sale of real estate project inventories (a)	49,396	28,765	56,761
Total retail sales	20,226,311	19,754,076	16,105,756

(a)	As of December 31, 2023, it corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208, the Carulla Calle 100 real estate project for $18,000 and 20.43% of La Secreta land for $2,188. As of December 31, 2022, it corresponds to the sale of a percentage of the inventory of the Montevideo real estate project for $26,260 and the sale of a percentage of the La Secreta land for $2,505. As of December 31, 2021, it corresponds to the sale of a percentage of the inventory of the Montevideo real estate project for $56,306 and the sale of a percentage of the La Secreta land for $455.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2023	2022	2021
Leases and real estate related income	317,828	264,322	200,263
Advertising	99,224	94,802	80,300
Distributors	93,702	84,424	94,988
Lease of physical space	86,598	100,968	63,185
Administration of real estate	52,613	43,719	38,814
Telephone	40,973	34,811	30,517
Transport	37,035	29,837	31,449
Commissions	33,867	27,354	25,931
Banking services	21,817	19,082	16,392
Money transfers	9,096	8,753	7,474
Other	26,740	33,174	19,990
Total service revenue	819,493	741,246	609,303

(3)	Other revenue relates to:

	Year ended December 31,
	2023	2022	2021
Marketing events	20,228	19,402	18,305
Real estate projects (a)	13,014	63,203	87,174
Collaboration agreements (b)	7,513	8,437	63,742
Royalty revenue	3,783	3,530	14,682
Other	31,745	29,779	23,423
Total other revenue	76,283	124,351	207,326

(a)	At December 31, 2022, it included mainly the bonus received for the operating results generated in real estate projects for $32.948, to the bonus to obtain permanence in a property lease for $6,000; and income from strategic alliances goals for $4,422.

(b)	Represents revenue from the following collaboration agreements:

	Year ended December 31,
	2023	2022	2021
Redeban S.A.	4,010	3,656	3,106
Éxito Media	2,907	1,153	1,586
Alianza Sura	481	3,588	-
Moviired S.A.S.	115	40	-
Compañía de Financiamiento Tuya S.A.	-	-	59,050
Total collaboration agreements	7,513	8,437	63,742

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2023	2022	2021
Employee benefits (Note 30)	1,680,016	1,577,911	1,285,924
Depreciation and amortization	554,771	505,068	465,073
Taxes other than income tax	355,937	343,794	266,605
Fuels and power	263,180	251,046	192,001
Repairs and maintenance	239,911	242,659	202,209
Advertising	158,591	165,589	143,073
Commissions on debit and credit cards	156,798	139,288	102,284
Security services	113,538	104,796	93,218
Services	107,188	110,614	75,621
Professional fees	96,204	100,002	85,281
Cleaning services	87,412	74,898	65,962
Leases	62,666	61,234	46,502
Packaging and marking materials	57,611	55,874	41,085
Insurance	51,947	48,036	42,934
Administration of trade premises	49,710	43,382	37,421
Transport	44,149	44,904	47,359
Outsourced employees	43,767	55,336	37,692
Credit loss expense (a)	25,208	34,812	42,018
Travel expenses	17,139	18,922	10,384
Commissions	16,394	13,588	9,386
Other provision expenses	14,887	15,482	20,572
Cleaning and cafeteria	10,850	10,686	9,306
Other commissions	9,505	10,557	8,678
Legal expenses	8,964	10,514	7,235
Seguros Éxito collaboration agreement	6,537	-	-
Stationery, supplies and forms	6,529	5,738	4,804
Ground transportation	4,529	4,240	5,447
Autos Éxito collaboration agreement	817	1,847	805
Other	238,238	181,070	141,041
Total distribution, administrative and selling expenses	4,482,993	4,231,887	3,489,920
Distribution expenses	2,428,475	2,253,239	1,856,544
Administrative and selling expenses	374,502	400,737	347,452
Employee benefit expenses	1,680,016	1,577,911	1,285,924

(a)	This amount includes the following items:

	Year ended December 31
	2023	2022	2021
Allowance for expected credit losses (Note 8.1)	23,387	30,802	39,615
Write-off of receivables	1,154	2,685	1,685
Hyperinflationary adjustments	667	1,325	718
Total	25,208	34,812	42,018

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2023	2022	2021
Wages and salaries	1,396,589	1,284,582	1,062,505
Contributions to the social security system	47,820	45,453	35,160
Other short-term employee benefits	59,418	54,695	52,968
Total short-term employee benefit expenses	1,503,827	1,384,730	1,150,633

Post-employment benefit expenses, defined contribution plans	125,235	127,618	101,042
Post-employment benefit expenses, defined benefit plans	2,045	16,472	1,174
Total post-employment benefit expenses	127,280	144,090	102,216

Termination benefit expenses	13,349	14,506	6,702
Other personnel expenses	35,399	34,667	26,502
Other long-term employee benefits	161	(82)	(129)
Total employee benefit expenses	1,680,016	1,577,911	1,285,924

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating (expenses) revenue, net

Other operating revenue

	Year ended December 31,
	2023	2022	2021
Recovery allowance for expected credit losses (Note 8.1)	18,010	26,093	31,588
Other indemnification (1)	8,404	19,486	4,595
Reimbursement of tax-related costs and expenses (2)	3,336	-	3,272
Recovery of other provisions	3,246	3,070	3,505
Recovery of costs and expenses from taxes other than income tax	2,179	2,053	2,233
Recovery of restructuring expenses	1,265	920	1,104
Other	454	1,307	871
Total other operating revenue	36,894	52,929	47,168

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation.

(2)	Corresponds to the nullity of the process for the VAT review settlements for bimesters 3, 4 and 6 of 2013 (Note 22).

Other operating expenses

	Year ended December 31,
	2023	2022	2021
Restructuring expenses (1)	(30,451)	(15,211)	(13,801)
Other (2)	(76,982)	(64,941)	(35,948)
Total other operating expenses	(107,433)	(80,152)	(49,749)

(1)	Expenses from the restructuring plan provision, which includes operating excellence plan and corporate retirement plan.

(2)	Corresponds:

	Year ended December 31,
	2023	2022	2021
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	(46,531)	(34,527)	-
Tax on wealth	(22,719)	(21,239)	(15,981)
Fees for projects for the implementation of norms and laws	(7,747)	(9,355)	(5,543)
Others	15	180	(14,424)
Total others	(76,982)	(64,941)	(35,948)

Other net income (losses)

	Year ended December 31,
	2023	2022	2021
Gain from the sale of assets	18,954	19,597	3,388
Gain from the early termination of lease contracts	3,544	5,809	(835)
Impairment loss on assets	(3,451)	(2,201)	(4,527)
Write-off of assets	(8,777)	(13,507)	(19,646)
Other	-	(37)	-
Total other net income	10,270	9,661	(21,620)

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2023	2022	2021
Gain from foreign exchange differences	157,889	51,006	52,167
Interest income on cash and cash equivalents (Note 7)	45,852	27,040	17,277
Gain from liquidated derivative financial instruments	37,599	74,864	25,287
Net monetary position results, effect of the statement of profit or loss (1)	29,456	21,993	-
Gains from valuation of derivative financial instruments	71	28,824	28,261
Other financial income	13,223	16,182	50,827
Total financial income	284,090	219,909	173,819
Interest expense on loan and borrowings	(227,522)	(111,234)	(52,593)
Interest expense on lease liabilities	(126,169)	(99,324)	(94,555)
Factoring expenses	(114,577)	(51,537)	(34,048)
(Loss) gain from foreign exchange differences	(89,176)	(181,719)	(89,890)
Loss from liquidated derivative financial instruments	(73,643)	(12,846)	(14,862)
Loss from fair value changes in derivative financial instruments	(33,808)	(15,611)	(1,481)
Net monetary position expense, effect of the statement of financial position	(17,261)	(111,754)	(6,191)
Commission expenses	(6,503)	(5,134)	(5,115)
Net monetary position results, effect of the statement of profit or loss (1)	-	-	(62,100)
Other financial expenses	(9,721)	(11,224)	(8,739)
Total financial cost	(698,380)	(600,383)	(369,574)
Net financial result	(414,290)	(380,474)	(195,755)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the years ended December 31, 2023 and 2022.

The calculation of basic and diluted earnings per share for all years presented is as follows:

In profit for the years:

	Year ended December 31,
	2023	2022	2021
Net profit attributable to equity holders of the parent (basic and diluted)	125,998	99,072	474,681
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1,297,864,359	1,297,864,359	1,297,864,359
Basic and diluted earnings per share to equity holders of the parent (in Colombian pesos)	97.08	76.33	365.74

In continuing operations:

	Year ended December 31,
	2023	2022	2021
Net profit from continuing operations (basic and diluted)	308,174	249,238	593,217
Less: net income from continuing operations attributable to non-controlling interests	182,176	150,166	118,256
Net profit from continuing operations attributable to the equity holders of the parent (basic and diluted)	125,998	99,072	474,961
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1,297,864,359	1,297,864,359	1,297,864,359
Basic and diluted earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	97.08	76.33	365.96

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 8).

Note 34.2. Non-financial assets

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets, working capital items, the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Taeq	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	-	1,441,256	186,289	3,080,622
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	5,296	115,020	49,432	250,879
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	-	2,894	23,385

Although the commercial premises assigned to the Surtimayorista cash generating unit do not have goodwill acquired through business combinations, this value assigned for purposes of the impairment test is the result of the conversion of stores from the Surtimax format to this new format; the goodwill assigned to the commercial premises of the Surtimax cash generating unit comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A.

The method used in the impairment test was the value in use due to the difficulty of finding an active market to establish the fair value of these intangible assets.

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.6% for Colombia and 5.4% for Uruguay corresponding to the long-term inflation expectation for each country. These dates suppose real growth rate of 0% for cash flows beyond the five-year period. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which it expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2024 onwards, which is the enacted rate in Colombia as at December 31, 2023.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 13.2% for 2023, 10.7% for 2024, 9.7% for 2025, 9.0% for 2026, 8.1% for 2027 and 8.1% for 2028 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 9.2% for 2023, 10.1% for 2024, 10.7% for 2025, 9.8% for 2026, 9.5% for 2027 and 9.5% for 2028 onwards.

The budgeted average Ebitda growth rate for the next five years is 10.3% for Colombia, 7.6% for Uruguay, and 94.6% for Argentina, in local currency.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs of sell. The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these. As a result of the test, there was an impairment in the value of the property, plant and equipment from Uruguayan subsidiary in the amount of $2,903 and in the right of use with the same subsidiary in the amount of $1,038. Additionally, there was a reversal of impairment of value in the property of the Uruguayan subsidiary of $1,188. The impairment was properly accounted for and charged to income for the period.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties. As a result of the test, there was an impairment in the value of the Viva Palmas property in the amount of $698. The impairment was properly accounted for and charged to income for the period.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its real estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2023, excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 45% in the fair value less costs to sell would trigger an impairment charge.

Except for the above, there is no impairment in the carrying value of the cash generating units.

December 31, 2022

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets other than goodwill, net working capital items and the goodwill and intangible assets acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	1,690,339	340,887	3,484,303
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	128,103	90,454	299,688
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	4,212	24,703

Although the commercial premises assigned to the Surtimayorista cash generating unit do not have goodwill acquired through business combinations, this value assigned for purposes of the impairment test is the result of the conversion of stores from the Surtimax format to this new format; the goodwill assigned to the commercial premises of the Surtimax cash generating unit comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A.

The method used in the impairment test was the value in use due to the difficulty of finding an active market to establish the fair value of these intangible assets.

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.7% for Colombia and 5.4% for Uruguay corresponding to the long-term inflation expectation for each country. These dates suppose real growth rate of 0% for cash flows beyond the five-year period. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2023 onwards, which is the enacted rate in Colombia as at December 31, 2022.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 10.40% for 2022, 9.5% for 2023, 9.3% for 2024, 8.3% for 2025, 7.5% for 2026 and 7.4% for 2027 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 8.2% for 2022, 9.1% for 2023, 9.8% for 2024, 9.3% for 2025, 9.3% for 2026 and 9.2% for 2027 onwards.

The budgeted average Ebitda growth rate for the next five years is 8.0% for Colombia, 8.2% for Uruguay, and 76.9% for Argentina, in local currency.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs to sell. The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these.

As a result of the observation of signs of impairment and the application of this test, impairment of value was presented in part of the property Viva Calle 80 for $241 and the property of the subsidiary Grupo Disco del Uruguay S.A. for $1,403, on the other hand, there was a reversal of impairment of value in the properties of the subsidiary Mercados Devoto S.A. for $2,786 and Carulla Palmas for $17.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties.

As a result of this test, there was an impairment of value of the improvements in Centro Comercial Viva Suba for $530 and reversal of impairment of value in the Viva Sincelejo for $1,546 and Viva Palmas property for $860. The impairment was properly accounted for and charged to the results of the period.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its real estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2022, excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 11% in the fair value less costs to sell would trigger an impairment charge.

Except for the above, there is no impairment in the carrying value of the cash generating units.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	472	472	426	426
Forward contracts measured at fair value through income (Note 12)	-	-	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 12)	2,378	2,378	14,480	14,480
Investment in bonds (Note 12)	578	578	6,939	6,939
Investment in bonds through other comprehensive income (Note 12)	13,288	13,288	18,367	18,367
Equity investments (Note 12)	10,676	10,676	10,676	10,676

Non-financial assets
Investment property (Note 14)	1,653,345	4,174,798	1,841,228	3,968,389
Property, plant and equipment, and investment property held for sale (Note 41)	12,413	22,469	21,800	29,261

Financial liabilities
Loans and borrowings (Note 20)	823,863	824,054	803,685	793,624
Put option (Note 20)	442,342	442,342	651,899	651,899
Forwards contracts denominated as hedge instruments (Note 25)	5,488	5,488	-	-
Forward contracts measured at fair value through income (Note 25)	11,299	11,299	5,404	5,404

Non-financial liabilities
Customer loyalty liability (Note 26)	43,990	43,990	56,165	56,165

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model

The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.

Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 3	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets

Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (12–17%) Vacancy rate (0% – 58,94%) Terminal capitalization rate (8,25%– 9,50%)
Investment property	Level 3	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value

Investment property	Level 3	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability (refer to footnote 26)	Level 3	Market value

The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.

Number of points redeemed, expired and issued. Point value. Expected redemption rate.

Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.

Net income of Supermercados Disco del Uruguay S.A. at December 31, 2023 and 2022.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2023.	$181,916	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.

	Ebitda of Supermercados Disco del Uruguay S.A., consolidated Over 12 months	$241,414	On December 31 2023, the value of the put option is recognized based on Times Average Net Result.

	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	($146,656)	Grupo Disco Uruguay S.A.'s Ebitda should increase by approx. 25.39% to arrive at a value greater than the recognized value.

	Fixed contract price	$442,342	The Fixed contract price should increase by approx. 41.03% to reach a value greater than the recognized value.
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$39.04	An exchange rate appreciation of 15% would increase the value of the put option by $66,351.
	US Dollar-Colombian peso exchange rate on the date of valuation	$3,822.05
	Total shares Supermercados Disco del Uruguay S.A.	344,166,018

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 and level 3 hierarchies during the period ended December 31, 2023.

Note 36. Contingencies

Contingent assets

Éxito Grupo has not material contingent assets to disclose at December 31, 2023 and at December 31, 2022.

Contingent liabilities

Contingent liabilities at December 31, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that Exito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting $40,780 (December 31, 2022 - $35,705) relating to 2015 income tax return of Almacenes Éxito S.A.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2022 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,211 (December 31, 2022 - $2,211).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4275 of April 8, 2021 whereby the Almacenes Éxito S.A. is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2022 - $2,535).

-	Labor liability process for $80 in the subsidiary Exito Industrias S.A.S.

(b)	Guarantees:

-	Since June 1, 2017, Almacenes Éxito S.A. granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2023 the amount was updated to $3,967.

-	Subsidiary Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías de Integración Regional Aires S.A in the amount of $284 (December 31, 2022 - $264) to ensure compliance with the payments associated with the contract for the sale of airline tickets.

-	Subsidiary Éxito Viajes y Turismo S.A.S. is defendant in a consumer protection action under Section 4 of Decree 557 of the Ministry of Commerce, Industry and Tourism, with scope from the state of sanitary emergency declared on March 12,2020 in the amount of $1,228 (December 31, 2022 - $1,113) covering 260 proceedings.

-	Subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees in favor of XM Compañía de Expertos en Mercados S.A. E.S.P. in amount of $320, ENEL Colombia S.A. E.S.P. in amount of $869, AIR-E S.A. E.S.P. in amount of $111 y Caribemar de la Costa S.A.S. E.S.P. in amount of $93 and y EMCALI S.A. E.S.P. in amount of $87 to cover the payment of charges for use of the energy transmission system.

-	In 2023, Almacenes Éxito S.A. granted its subsidiary Transacciones Energéticas S.A.S. E.S.P. a financial guarantee for $3,000 to cover possible defaults of its obligations for the charges for the use of local distribution and regional transmission systems before the market and before the agents where the service is rendered.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Supply of energy to the regulated market	Profesionales en Energía S.A. E.S.P. PEESA

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2023 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	104,623	81,621
Grupo Disco Uruguay S.A.	27,544	31,108
Patrimonio Autónomo Viva Villavicencio	10,131	9,334
Patrimonio Autónomo Centro Comercial	4,906	4,827
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,830	2,684
Patrimonio Autónomo Viva Laureles	2,687	2,611
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo San Pedro Etapa I	1,796	1,837
Patrimonio Autónomo Viva Sincelejo	1,476	2,081
Patrimonio Autónomo Viva Palmas	768	1,115
Total	159,278	139,735

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $237,580.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2022 are as follows:

	Dividends declared	Dividends paid
Grupo Disco del Uruguay S.A.	98,278	87,528
Patrimonio Autónomo Viva Malls	34,988	48,799
Patrimonio Autónomo Viva Villavicencio	8,706	8,491
Patrimonio Autónomo Centro Comercial	4,506	4,371
Éxito Viajes y Turismo S.A.S.	3,565	3,565
Patrimonio Autónomo Viva Laureles	2,138	2,102
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,860	1,772
Patrimonio Autónomo San Pedro Etapa I	1,403	1,329
Patrimonio Autónomo Viva Sincelejo	1,364	1,485
Total	156,808	159,442

Note 38. Seasonality of transactions

Exito Group's operation and cash flow cycles indicate certain seasonality in operating and financial results, as well as financial indicators associated with liquidity and working capital, once there is a concentration during the first and the last quarter of the year, mainly because of Christmas and "Special Price Days", which is the second most important promotional event of the year. The administration manages these indicators in order to control that risks do not materialize and for those that could materialize it implements action plans timely; additionally, it monitors the same indicators in order to keep them within industry standards.

Note 39. Financial risk management policy

At December 31, 2023 and 2022 Éxito Group’s financial instruments were comprised of:

	Year ended December 31,
	2023	2022
Financial assets
Cash and cash equivalents (Note 7)	1,508,205	1,733,673
Trade receivables and other receivables (Note 8)	717,269	829,876
Accounts receivables from related parties (Note 10) (1)	52,145	47,122
Financial assets (Note 12)	27,466	78,384
Total financial assets	2,305,085	2,689,055

Financial liabilities
Accounts payable to related parties (Note 10) (1)	55,617	79,189
Trade payables and other accounts payable (Note 23)	5,286,126	5,721,775
Loans and borrowings (Note 20)	1,266,205	1,455,584
Lease liabilities (Note 15)	1,567,959	1,655,955
Derivative instruments and collections on behalf of third parties (Note 25)	139,810	136,223
Total financial liabilities	8,315,717	9,048,726

Net (liability) exposure	(6,010,632)	(6,359,671)

(1)	Transactions with related parties refer to transactions between Éxito Group. and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

Capital risk management

Éxito Group manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, Éxito Group may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of Éxito Group’s financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing Éxito Group’s operations and maintaining proper levels of working capital and net financial debt.

The most significant of Éxito Group’s financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Éxito Group also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

The Éxito Group is exposed to market, credit and liquidity risks. Éxito Group management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose. The scope of the Board of Directors’ activities includes a financial committee that oversees such financial risks and the financial risk management corporate framework that is most appropriate. The financial committee supports Éxito Group management in that financial risk assumption activities fall within the approved corporate policies and procedures framework, and that such financial risks are identified, measured and managed pursuant to such corporate policies.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to Éxito Group’s corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. Éxito Group is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments. The carrying amount of financial assets represents the maximum exposure to credit risks.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Trade receivables and other receivables

The credit risk associated with trade receivables is low given that most of Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively.

Collaterals

Éxito Group does not grant guarantees, collaterals or letters of credit, or issues filled-in or blank securities, or other liens or contingent rights in favor of third parties. Exceptionally, Éxito Group may impose liens, depending on the relevancy of the business, the amount of the contingent liability and the benefit. In addition, there are certain promissory notes used in the regular course of the operation with banks and treasury. As of December 31, 2023, Almacenes Éxito S.A. was a guarantor in favor of its subsidiary Almacenes Éxito Inversiones S.A.S. and Transacciones Energéticas S.A.S. E.S.P. in the amount of $6,967 to cover potential default of its obligations, acts as joint and several debtor of subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of compliance bonds. Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías del Continente Americano S.A. in the amount of $284. Subsidiaries Exito Industrias S.A.S. and Éxito Viajes y Turismo S.A.S. granted some guarantees to insurance companies and as a requirement for the issuance of compliance bonds. The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to third parties in the amount of $1,481 to cover for the use of the energy transmission system.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on Éxito Group’s revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. Éxito Group’s exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of Éxito Group.

Most of Éxito Group’s financial liabilities are indexed to market variable rates. To manage the risk, Éxito Group performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. Éxito Group’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with Éxito Group’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group’s net investments abroad.

Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group’s policy is not to carry out transactions for speculation.

At December 31, 2023 and 2022, Éxito Group had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that Éxito Group faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. Éxito Group’s approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

Éxito Group manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2023 approximately 71% of Éxito Group’s debt will mature in less than one year (December 31, 2022 - 33%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date, December 31 2023. The Éxito Group has access to unused lines of credit.

The following table shows a profile of maturities of Éxito Group’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2023	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	378,806	938,113	766,452	2,083,371
Other relevant contractual liabilities	619,150	303,912	29,137	952,199
Total	997,956	1,242,025	795,589	3,035,570

At December 31, 2022	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	337,809	991,809	782,572	2,112,190
Other relevant contractual liabilities	278,196	666,882	50,960	996,038
Total	616,005	1,658,691	833,532	3,108,228

Sensitivity analysis for 2023 balances

Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

-	Scenario I: Latest interest rates known at the end of 2023.

-	Scenario II: An increase of 1.198% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.

-	Scenario III: A decrease of 1.198% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

Operations	Risk	Balance at December 31, 2023	Market forecast
			Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	823,863	803,968	810,341	796,477

d.	Derivative financial instruments

Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

At December 31, 2023, the reference value of these contracts amounted to COP $120,916 million (interest rate swaps), USD 34.6 million y EUR 4.11 million (December 31, 2022 – COP $355.458 million, USD 125.5 million and EUR 14.11 million). Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with Éxito Group’s limits and policies.

Éxito Group has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in each country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

f.	Insurance policies

At December 31, 2023, the parent company and its colombian subsidiaries have acquired the following insurance policies to mitigate the risks associated with the entire operation:

Insurance lines of coverage	Coverage limits	Coverage
All risk, damages and loss of profits	In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy.

Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party.

Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.
Extracontractual civil liability	Differential limits and sublimits per coverage apply.	Covers damages caused to third parties during the operation.
Director’s and officers’ third party liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.
Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.
Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.
Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.
Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Operating segments

Exito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.

-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.

-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Exito Group discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

		Year ended December 31,
Operating segment	Banner	2023	2022 (a)	2021
Colombia	Éxito	10,214,174	10,094,080	8,581,274
	Carulla	2,434,416	2,153,203	1,782,355
	Low cost and other	2,370,319	2,270,112	1,920,768
Argentina		1,014,898	1,683,717	1,178,166
Uruguay		4,193,328	3,553,925	2,643,858
Total consolidated		20,227,135	19,755,037	16,106,421
Eliminations		(824)	(961)	(665)
Total consolidated		20,226,311	19,754,076	16,105,756

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the year ended December 31, 2022, and 2021, have been restated for comparative purposes using the same store allocation presented during the year ended December 31, 2023.

Below is additional information by operating segment:

	For the year ended December 31, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	15,018,909	1,014,898	4,193,328	20,227,135	(824)	20,226,311
Service revenue	753,071	37,893	28,529	819,493	-	819,493
Other revenue	63,014	15	13,485	76,514	(231)	76,283
Gross profit	3,558,757	360,632	1,506,654	5,426,043	-	5,426,043
Operating profit	512,588	28,918	341,275	882,781	-	882,781
Depreciation and amortization	556,669	19,300	84,175	660,144	-	660,144
Net finance expenses	(386,112)	(15,835)	(12,343)	(414,290)	-	(414,290)
Income tax	31,134	(11,905)	(65,127)	(45,898)	-	(45,898)
Profit before income tax	12,057	13,083	328,932	354,072	-	354,072

	For the year ended December 31, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	14,517,395	1,683,717	3,553,925	19,755,037	(961)	19,754,076
Service revenue	648,806	66,657	25,783	741,246	-	741,246
Other revenue	113,467	341	10,815	124,623	(272)	124,351
Gross profit	3,385,817	604,403	1,249,056	5,239,276	307	5,239,583
Operating profit	663,984	68,703	257,140	989,827	307	990,134
Depreciation and amortization	506,716	24,427	72,185	603,328	-	603,328
Net finance expenses	(263,785)	(97,014)	(19,368)	(380,167)	(307)	(380,474)
Income tax	(218,901)	(65,262)	(41,539)	(325,702)	-	(325,702)
Profit before income tax	365,479	(28,311)	237,772	574,940	-	574,940

	For the year ended December 31, 2021
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	12,284,397	1,178,166	2,643,858	16,106,421	(665)	16,105,756
Service revenue	550,284	39,477	19,542	609,303	-	609,303
Other revenue	198,142	826	8,993	207,961	(635)	207,326
Gross profit	3,099,453	412,465	921,140	4,433,058	471	4,433,529
Operating profit	701,974	16,152	200,809	918,935	473	919,408
Depreciation and amortization	(466,959)	(24,873)	(55,552)	(547,384)	-	(547,384)
Net finance expenses	(161,533)	(20,079)	(13,670)	(195,282)	(473)	(195,755)
Income tax	(120,671)	12,769	(29,768)	(137,670)	-	(137,670)
Profit before income tax	547,675	(3,927)	187,139	730,887	-	730,887

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	As at December 31,
	2023	2022
Property, plant, and equipment (1)	9,768	17,875
Investment property (2)	2,645	3,925
Total	12,413	21,800

(1)	Corresponds to the Local Paraná of the Argentinian subsidiary. As of December 31, 2023, the decrease corresponds to the conversion effect.

(2)

It corresponds to the La Secreta land negotiated with the buyer during 2019. As of December 31, 2023, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 42. Subsequent Events

On January 22, 2024, 86.84% of the common shares of Almacenes Éxito S.A. were awarded to Cama Commercial Group Corp. (Grupo Calleja) as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp became the immediate holding company.