Form 20-F
period 2024-12-31
Almacenes Exito S.A.
filed 2025-04-30
CIK 1957146

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41736

Almacenes Éxito S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Colombia
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

(Address of Principal Executive Offices)

Fernando Carbajal, Chief Financial Officer

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

Telephone: +(57 604) 604 9696

Email: fcarbajal@superselectos.com.sv

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

As of December 31, 2024, the registrant had outstanding 1,297,864,359 common shares with a par value of COP 3.33 per common share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

Historical Financial Statements

This annual report includes financial information derived from:

●	The Éxito Group’s audited historical consolidated financial statements, consistent with audit report - 2 BS and 3 years of IS, CF, for the years ended December 31, 2024, 2023 and 2022, and the related notes thereto, which are included in this annual report. We refer to these audited financial statements and the related notes thereto collectively as our “audited consolidated financial statements”.

We have prepared our audited consolidated financial statements in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Argentina’s accumulated inflation rate over the past three years at December 31, 2024 calculated using different consumer price index combinations has exceeded 100%, and is therefore considered hyperinflationary. Financial statements related to Éxito’s subsidiary in Argentina were adjusted for hyperinflation pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies.

Key Operating Performance Indicators

Throughout this annual report key operating performance indicators used by our management were provided and may be used by competitors in our industry. Certain terms used in this annual report statement, are defined as follows:

Retail and Other Complimentary Businesses

●	“Number of stores” means number of physical stores.

●	“Omnichannel share” means sales made through, but not limited to, the following channels: “.com, marketplace, home delivery, Shop&Go, Click&Collect”, digital catalogues and B2B virtual, as percentage of total sales.

●	“Same store sales” means sales made in stores open for at least 12 consecutive months and that did not close nor remain closed for a period of seven or more consecutive days.

●	“Sales area” means total square meters of physical stores.

●	“Total number of active credit cards” means number of credit cards issued by Tuya that have not been cancelled since their issuance.

●	“Total number of loyalty program members” means number of members of Puntos Colombia by year end.

Real Estate

●	“Gross leasable area” means the total area of a building that can be used by tenants.

●	“Occupancy rate” means the ratio of rented or used space to the total amount of available space.

Translation of Colombian Pesos into U.S. Dollars

Unless otherwise stated, we have translated certain amounts included in this annual report from Colombian pesos into U.S. dollars. The exchange rate used to translate such amounts was COP $ 4,409.15 to US$1.00, which was the rate at closing for the purchase and sale of U.S. dollars on December 31, 2024, as reported by the Colombian Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors and should not be construed as implying that the Colombian peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Other Data

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“ADSs” or “ADRs” are to American Depositary Shares.

●	“Argentine Central Bank” are to Banco Central de la República Argentina.

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão.

●	“BDRs” are to Brazilian Depositary Receipts.

●	“Brazil” are to the Federative Republic of Brazil.

●	“Brazilian Central Bank” are to Banco Central do Brasil.

●	“Brazilian Corporation Law” are to Brazilian Law No. 6,404/76, as amended.

●	“BVC” or “Colombian Stock Exchange” are to the Colombian Stock Exchange (Bolsa de Valores de Colombia).

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme).

●	“Casino Group” are to Casino and its subsidiaries.

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedad anónima) incorporated under the laws of Brazil.

●	“CBD ADSs” are to ADSs, each representing one common share of CBD.

●	“CBD common shares” are to common shares of CBD.

●	“Colombia” are to the Republic of Colombia.

●	“Colombian Central Bank” are to Banco de la República de Colombia.

●	“Colombian Government” are to the central government of Colombia.

●	“Colombian Stock Exchange” or “BVC” are to the Colombian Stock Exchange (Bolsa de Valores de Colombia).

v

●	“COP”, “COP $” or “Colombian pesos” are to Colombian pesos, the official currency of Colombia.

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“DANE” are to the Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística).

●	“Deceval” are to the Central Securities Depository of Colombia (Deposito Centralizado de Valores de Colombia Deceval S.A.).

●	“DIAN” are to the National Directorate of Taxes and Customs of Colombia (Dirección de Impuestos y Aduanas Nacionales).

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“Éxito ADSs” are to ADSs, each representing eight Éxito common shares.

●	“Éxito ADS Custodian” are to BNP Paribas Securities Services, the Colombian custodian of the Éxito common shares underlying the Éxito ADSs.

●	“Éxito ADS Depositary” are to JPMorgan Chase Bank N.A., the depositary for the Éxito ADSs;

●	“Éxito ADS Deposit Agreement” are to the deposit agreement entered between Éxito and the Éxito ADS Depositary and the holders and beneficial owners from time to time of Éxito ADSs issued thereunder.

●	“Éxito BDRs” are to BDRs, each representing four Éxito common shares.

●	“Éxito BDR Custodian” are to BNP Paribas Securities Services, the Colombian custodian of the Éxito common shares underlying the Éxito BDRs.

●	“Éxito BDR Depositary” are to Itaú Unibanco S.A., the depositary for the Éxito BDRs.

●	“Éxito BDR Deposit Agreement” are to the BDR Issuance and Registration Service Agreement, dated December 16, 2022, between Éxito and the Éxito BDR Depositary, with respect to the Éxito BDRs issued thereunder.

●	“Éxito common shares” or “our common shares” are to common shares, par value of COP 3.33 per common share, of Éxito.

●	“ICONTEC” are to the Colombian Technical Standards and Certification Institute (Instituto Colombiano de Normas Técnicas y Certificación).

●	“INDEC” are to the National Institute of Statistics and Census of Argentina (Instituto Nacional de Estadística y Censos de la República Argentina).

●	“INE” are to the National Institute of Statistics of Uruguay (Instituto Nacional de Estadistica de Uruguay).

●	“NYSE” are to the New York Stock Exchange.

●	“Restricted GDSs” are to Global Depositary Shares, each representing one Éxito common share, issued pursuant to a Deposit Agreement, dated as of July 27, 2007, among Éxito and JPMorgan Chase Bank, N.A., as depositary, in accordance with Rule 144A and Regulation S under the Securities Act.

●	“SEC” or the “Commission” are to the United States Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“Separation” refers to our separation from CBD.

●	“SFC” are to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia).

●	“Spin-Off” are to the August 2023 distribution of 86.26% of the issued and outstanding Éxito common shares held by Companhia Brasileira de Distribuição (CBD), representing 83.26% of the issued and outstanding Éxito common shares, to holders of CBD common shares, including the CBD ADS, on a pro rata basis for no consideration. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

●	“Tuya” are to Compañia de Financiamiento Tuya S.A.

●	“Uruguay” are to the Oriental Republic of Uruguay.

●	“Uruguayan Central Bank” are to Banco Central del Uruguay.

●	“U.S. dollars,” “dollars” or “US$” are to United States dollars.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

●	competition and pressure to adapt to changing consumer habits and preferences;

●	competition from internet sales;

●	economic slowdowns in the food retail industry;

●	changes in merchant policies on credit card sales;

●	our ability to maintain and enhance our brands;

●	our ability to protect our intellectual property rights;

●	our reliance on our advertisement and marketing campaigns;

●	our ability to maintain and renew our stores’ lease agreements and operational licenses;

●	our reliance on the Colombian transportation systems and infrastructure;

●	the potential of cyberattacks and security and privacy breaches;

●	our ability to protect our database and security in accordance with privacy laws;

●	our parent company;

●	the effects of unfavorable legal or administrative proceeding decisions;

●	the inability to attract or retain personnel;

●	violations of anti-corruption laws;

●	our service providers or suppliers engaging in irregular practices;

●	the concentration of products in few suppliers;

●	compliance with environmental laws and regulations;

●	political and economic conditions in our countries of operations;

●	economic and political conditions in Colombia;

●	developments and perception of risks in other countries, including bank liquidity crises;

●	exchange rate volatility in Colombia;

●	the influence of the Colombian Government and Colombian Central Bank over the Colombian economy;

●	potential sanctions imposed by the United States;

●	developments and political conditions in other emerging markets;

●	the enforcement of court judgments in the United States;

●	violence and instability in Colombia;

●	impacts of the armed rebel groups in Colombia’s laws and regulations;

●	expropriation by the Colombian Government;

●	changes in tax laws in Colombia;

●	influence and differing interest of the Selling Shareholder;

●	ability to trade and maintain our listing on the NYSE;

●	research publications by securities or industry analysts;

●	the perception of future sales on the NYSE;

●	voting rights of Éxito ADS and Éxito BDRs shares;

●	the right to a jury trial of holders of Éxito ADSs and Éxito BDRs;

●	the ability of holders of Éxito ADSs and Éxito BDRs to receive dividends;

●	the ability of holders of Éxito ADSs and Éxito BDRs to participate in tender offers in Colombia;

●	our status as a foreign private issuer;

●	the ability of holders of Éxito ADSs and Éxito BDRs to serve process;

●	U.S. tax liabilities and consequences; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

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

Risks Relating to Our Industry and Us

Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channel.

In recent years, the retail sector in Colombia and other Latin American markets where we operate has experienced a growing adoption of e-commerce platforms for the purchase of food, clothing, home appliances and other consumer products. This trend is expected to continue as both global and local retailers expand their digital presence and customers become more familiar with online shopping alternatives.

The increasing relevance of digital channels may gradually change the role of traditional distribution formats such as supermarkets and physical retail stores. Online competitors that operate with lower structural costs and streamlined logistics may, in certain cases, offer pricing advantages or alternative fulfillment models that appeal to specific customer segments.

We continue to observe a broader industry shift in consumer expectations and the pace of technological innovation, particularly in areas such as product delivery, personalization and digital experience. While our physical retail network remains a core strength, continued growth in digital retail may result in reduced customer footfall in some locations over time, which could affect the performance of certain formats if not addressed proactively.

We are increasingly dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are increasingly dependent on credit card sales. In our Colombia segment, sales to customers using credit cards, including Tuya credit card, accounted for 30.2%, 32.7% and 33.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2024, 2023 and 2022, respectively. In our Uruguay segment, customers using credit cards accounted for 39.4%, 30.7% and 29.7% of our consolidated revenue from contracts with customers in the years ended December 31, 2024, 2023 and 2022, respectively. In our Argentina segment, credit card sales accounted for 41.0%, 35.0% and 38.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2024, 2023 and 2022, respectively. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rates, may adversely affect us.

We cannot be certain that the steps we have taken to protect our intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, copyrights, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly developed brands and products. We cannot ensure that trademark registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks, or licensed by us. We cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights (including trademark registration and domain names) such as nondisclosure and other contractual provisions, and technical measures to protect many of our products, services and intangible assets will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

Our proprietary rights may be invalidated, circumvented or challenged. We may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity or scope of our proprietary rights of others. Legal proceedings are inherently uncertain, and the outcome of such proceedings may be unfavorable to us. Any legal action regardless of the outcome might result in substantial costs and diversion of resources and management attention. We use reasonable efforts to protect our proprietary and confidential information and trade secrets through confidentiality and non-disclosure agreements and other measures.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected by significant increase in the rent of our leased properties, which may adversely affect our financial position and results of operations.

Our stores and distribution centers are also subject to certain operational licenses. Our inability to obtain or renew these operational licenses may result in the imposition of fines and, as the case may be in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closure as a result of our inability to obtain or renew the necessary operational licenses. Additionally, the real estate properties currently employed by us and our stores and distribution centers for our operation are subject to zoning regulations for properties located in Colombia. Those regulations include the zoning and planning law issued by the municipality and zoning license, which shall fulfill the zoning and planning law requirements. Any failure by us to comply with zoning requirements (zoning law and permits) regarding the facilities operated can imply monetary fines or the shutdown of the facilities and consequently an adverse effect on financial condition, and results of operations.

Our ability to distribute products to stores and customers across our operating geographies relies on a network of distribution centers, warehouses, and third-party transportation systems. While this logistics infrastructure supports the majority of our supply chain operations, a portion of our product distribution remains centralized in key locations.Any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

The transportation and logistics infrastructure in the countries where we operate may present challenges at times due to factors such as natural events, labor disruptions, or localized infrastructure limitations. In the event of a disruption affecting key logistics hubs or transportation routes, we could experience temporary delays in product distribution to our stores, which may impact operational efficiency in the short term.

Our systems are subject to cyberattacks and security and privacy breaches, regardless of our technical security controls, policy enforcement mechanisms, monitoring systems detailed in Item 16, which could cause a material adverse effect on our business and reputation.

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

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, energy interruptions, failures in telecommunication and computer viruses, among other factors. Any of these types of interruptions may adversely affect our operations, thereby impacting our cash generation and our financial condition.

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

We are and may be party to legal and administrative proceedings related to civil, regulatory, tax, civil liability (extracontractual) caused by criminal conduct, and labor matters, which we cannot assure that will be decided in our favor. Our management makes provisions for proceedings according to consultation with external legal advisors. These provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these legal and administrative proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to provide guarantees in court in connection with the proceedings, which may adversely affect our financial condition. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and note 22 to our audited consolidated financial statements, included elsewhere in this annual report, for a description of our material litigation contingencies.

Our market risk management procedures may not be able to reduce our exposure to such risks, which could adversely affect our business and the results of operations.

We are subject to market risks, which include credit, interest rate, exchange rate, liquidity and share price variation risks. In addition, we use asset protection instruments that aim to mitigate exchange rate risk.

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

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in the global and local economies, and further geopolitical disruptions in the world, which could involve developed countries, and in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in these section. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms.

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

Products sold in our stores may cause consumers to suffer adverse reactions.. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores. Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

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

Our results of operations and financial condition have been, and will continue to be, affected by the weak GDP of the countries where we operate. Developments in the economy of the Latin American countries where we operate, principally Colombia, may affect these countries’ growth rates and, consequently, the use of our products and services.

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

Colombian law considers the existence, execution, and effectiveness of transparency and business ethics programs or anti-corruption mechanisms within a company as a mitigating factor in determining corporate liability.

Failure to comply with anti-corruption laws in any of the countries where we have operations or to which we are subject, or any investigations of misconduct or enforcement actions, could subject us to fines, loss of operating licenses, disbarment from entering into contracts, and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us. While the recent Executive Order may temporarily change the enforcement landscape of the FCPA, our obligations under international and domestic anti-corruption laws remain unchanged, necessitating continued diligence and compliance efforts.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of different federal, state, environmental, health, and municipal safety laws and regulations relating to each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, noise, outdoor advertisement, waste post-consumption obligations as generator, storage of dangerous goods and health and safety, and in general the preservation and protection of the environment, especially in relation to our stores and our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations and stores, as well as in the disposal and handling of waste at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions (including the suspension of activities by environmental governmental authorities), in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

We are subject to various regulations, including antitrust and competition laws, regulations applicable to the conduct of our operations and export and import controls, and our failure to comply with these regulations may have a material adverse effect on us.

We are subject to various regulations, and our failure to comply with these regulations may have a material adverse effect on us. For example, our ability to complete mergers, acquisitions and/or to develop our business may be limited by applicable antitrust and competition laws and any non-compliance may adversely affect our reputation and financial position. These laws include a general prohibition against all types of practices, procedures, or systems that tend to limit free competition, or to maintain or determine inequitable prices. Any failure to comply with these laws may result in the imposition of fines and material sanctions. We are also subject to regulations in respect to the manufacture, importation, distribution and marketing of our products and any change in regulations could adversely affect us. The activities described above are subject to surveillance of competent authorities with sufficient authority to impose warnings, fines, sanctions, including temporary or permanent closing of operations, upon breaches, which could have a material adverse effect on us. Moreover, we are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. We could be subject to possible loss of export or import privileges, fines and material sanctions, which could have a material adverse effect on us. In addition, our business may be subject to U.S. and foreign trade control laws and regulations, including economic sanctions programs such as those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. Violations of trade control laws and sanctions regulations are punishable by severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Countries Where We Operate

The political and economic conditions of the countries in which we operate and where our securities trade may adversely affect us.

We are vulnerable to international economic crises and declining per capita income in the countries in which we operate. A decrease in consumption in these markets could adversely affect our sales.

We face risks related to the international markets in which we operate, primarily including:

●	interference by local governments in economic policies;

●	unstable exchange rates and devaluation of local currencies;

●	deterioration of economic conditions;

●	inflation and interest rates;

●	highly regulated environment;

●	wage increases and price controls;

●	foreign exchange controls and restrictions on remittances abroad, including remittance of dividends;

●	fiscal policy and tax regime;

●	foreign trade policy, including taxes and tariffs;

●	liquidity in the financial, capital and credit markets;

●	other political, social, and economic risks that affect the markets in which we operate; and

●	the outbreaks of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics), its effects and the way such events may continue to impact us are highly uncertain and unpredictable and may result in further adverse effects on our business and may impact our ability to continue operating our business.

The occurrence of any of these factors, as well as any other factor affecting economic, political and social conditions in the markets in which we operate or intend to operate, may prevent us from fulfilling our strategic goals in these countries or in our international operations, and may adversely affect us.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the Éxito common shares, ADSs and BDRs.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the Éxito common shares, ADSs and BDRs, as our operations in Colombia represented 74.3% and 75.0% of our consolidated revenue from contracts with customers in the years ended December 31, 2024 and 2023, respectively. Economic growth or contractions, inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect us.

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

In January 2024, S&P maintained Colombia’s long-term foreign currency sovereign credit rating in “BB+”, however, but downgraded the outlook from stable to negative due to low economic growth and its effects on public finances. In July 2024 Fitch affirmed Colombia´s credit rating at “BB+” and its outlook on stable. In June 2024, Moody’s confirmed the Colombian Government’s issuer rating and long-term debt ratings in both local and foreign currency at Baa2, along with a short-term rating of Prime-2 (P-2). However, the outlook was revised from stable to negative due to unfavorable macroeconomic conditions, such as lower-than-expected economic growth and higher financing costs. According to the agency, these factors complicate fiscal management and increase the risk of a deterioration in the country’s credit profile.

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

In June 2024, S&P maintained Uruguay’s long-term foreign currency sovereign credit rating at “BBB”. This rating reflects the country’s relatively high GDP per capita, strong governance, and solid external financial position. However, the rating is limited by slow medium-term economic growth due to competitiveness issues, a public debt burden vulnerable to exchange rate fluctuations, a history of high inflation (though improving), and constrained policy flexibility due to dollarization, indexation, and limited financial depth. In June 2023, Fitch Ratings upgraded Argentina´s Long-Term Foreign Currency (FC) Issuer Default Rating (IDR) rating from “C” to “CC”, reflecting that no longer has a perception that a default-like process has commenced in the country. Argentina´s debt repayment record is one of the weakest among rated sovereigns. Any downgrade of Argentina’s credit rating could adversely affect the Argentinian economy and us. On December 2023 Javier Milei took place as president of Argentina bringing huge economic proposals to address longstanding macroeconomic disfunction and stagnation. However, it cannot be assured whether such changes will occur or their timing, nor can be estimated the impact they may have on Argentine economic, political and regulatory conditions and in our business.

In November 2024, Fitch Ratings raised Argentina’s rating from “CC” to “CCC”. This upgrade reflects positive developments that have strengthened Fitch’s confidence in the government’s ability to meet upcoming foreign-currency bond payments without seeking relief of some sort. Dollar inflows from a successful tax amnesty have started to boost international reserves and are expected to continue doing so as they flow through the financial system, enhancing the country’s access to dollars. The government is also exploring several external financing options, although none have been finalized. Despite this, repayment capacity risks remain, as indicated by the ‘CCC’ rating, due to still uncertain prospects for a transition to stable monetary and exchange-rate policies that would ensure lasting improvements in reserves and market access recovery.

High rates of inflation in the countries where we operate may have an adverse impact on us.

The measures taken by the central banks in the countries where we operate often include maintaining a tight monetary policy with high interest rates, restricting the availability of credit and negatively affecting the rate of economic growth. We cannot assure that the measures taken by the central banks in the countries where we operate will be effective in curbing inflation.

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

More than 75% of our costs and expenses, of our operations in Colombia, were denominated in local currency as of December 31, 2024. Expense efficiencies across the countries where we operate helped maintain a stable margin in selling, general, and administrative expenses compared to 2023, despite inflationary pressures affecting approximately 40% of expenses and indexed and salary-related pressures impacting approximately 36% of expenses. See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry—Inflation.”

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

The global financial and credit markets have from time-to-time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such volatility and uncertainty in global financial and credit markets have also generally led to an increase in the cost of funding for Colombian and international issuers and borrowers If banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds, such parties’ ability to pay or perform their obligations to us or to enter into new commercial arrangements requiring additional payments to us or additional funding could be adversely affected. Moreover, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding could have a material adverse effect on us.

Exchange rate volatility may adversely affect the economies of countries where we operate and us.

The Colombian peso has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Colombian peso depreciated against the U.S. dollar by 20.8% in 2022, appreciated in 20.5% in 2023 and in 2024 it depreciated in 15.4%. Throughout 2024, the depreciation of the Colombian peso was partly driven by fiscal policy challenges that highlighted the government’s limited capacity to meet its obligations and balance its budget. This situation has prompted foreign investors to reassess their positions in the market. Fluctuations of the Colombian peso against the U.S. dollar would also affect the U.S. dollar value of distributions and dividends. Our sales in each of our countries of operation are also priced in local currencies. The effect of exchange rate fluctuations is mitigated by the fact that most of our operating costs and expenses are denominated in local currency, and a significant part of our indebtedness is denominated in Colombian pesos.

The Uruguayan peso appreciated against the U.S. dollar by 10.3% in 2022, 2.6% in 2023 and depreciated by 12.9% in 2024. The effectiveness of monetary policy in the country may be a concern given the heavily dollarized economy.

The Argentinian peso depreciated against the U.S. dollar by 70.2% in 2022, 362.4% in 2023 and 27.7% in 2024. The result of depreciation was due to the policies implemented by President Javier Milei, who focused on reducing inflation and fiscal spending, which contributed to a lesser devaluation of the Argentinian peso.

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

Additionally, Donald Trump’s tenure as President of the United States, characterized by firm policies on tariffs and migration towards various countries, along with the potential political tensions between the President of Colombia and the United States, could impact the stability of Colombian businesses and investor confidence.

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

Despite the peace treaty between the Colombian Government and the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia) (“FARC”), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society, may not be achieved. In 2018, the Colombian Government suspended the peace negotiations with the National Liberation Army (Ejército de Liberación Nacional) (“ELN”) and in 2019, a minority group of dissidents within FARC announced their return to illegal activities. During 2019, ELN perpetrated different terrorist attacks in Colombia, including a car bomb in a police academy in Bogotá, which resulted in 21 people dead, and many other injured. During 2023, ELN has perpetrated attacks against the police and military forces, as well as attacks on energy and oil infrastructure. Other criminal bands have also increased activities throughout the country. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on us.

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

In 2024, under President Gustavo Petro, the government reengaged in peace talks with ELN and FARC dissidents to secure a bilateral ceasefire and reintegrate combatants. The process has faced challenges, including ceasefire violations, regional violence (notably in Arauca, Cauca, and Nariño), and attacks on energy infrastructure. While overall security has improved compared to previous years, persistent risks—such as increased kidnappings and terrorist activity—could disrupt supply chains and affect operations.

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

Some of our employees are affiliated to one of the six labor unions that coexist in the Company in Colombia. Although, we have conducted successful negotiations with three unions, which have resulted in collective bargaining agreements currently in force. In addition to those collective bargaining agreements, there is a collective agreement with non-unionized people that increases our operational costs, as they imply complementary labor payments. Work stoppages or strikes may occur if they keep increasing the number of employees affiliated with labor unions, that could adversely affect our operations.

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

The development and continued existence of a market and favorable price for the Éxito common shares, ADSs and BDRs will depend on several conditions, including:

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

Furthermore, the listing of our securities on the BVC, the NYSE and the B3 requires us to comply with the listing, reporting and other regulations for each exchange. Compliance with two sets of regulations, which may have different standards and requirements, requires more time and effort from management.

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

Holders of Éxito ADSs and BDRs are not entitled to attend shareholders’ meetings and may only vote through the Éxito ADS Depositary or the Éxito BDR Depositary, in accordance with Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs as the case may be.

Under Colombian law, only shareholders registered in Éxito’s corporate books may attend shareholders’ meetings. The common shares underlying the Éxito ADSs and Éxito BDRs are registered in the name of the Éxito ADS Depositary and the Éxito BDR Depositary, respectively, and consequently, holders of Éxito ADSs and Éxito BDRs are not entitled to attend the Éxito Group’s shareholders’ meetings. The voting rights of holders of Éxito ADSs and Éxito BDRs may be exercised only in accordance with the Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs as the case may be. Therefore, there are practical limitations upon the ability of holders of Éxito ADSs or Éxito BDRs to exercise their voting rights due to the additional steps involved in communicating with holders of Éxito ADSs and Éxito BDRs.

To the extent that holders of Éxito common shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or by appointing a proxy to attend the meeting and vote such holder’s shares. By contrast, holders of Éxito ADSs will receive notice of a shareholders’ meeting by mail from the Éxito ADS Depositary and, in the case of Éxito BDRs, the notice of the shareholders’ meeting will be published on CVM´s system and on Éxito´s investor relations website. To exercise their voting rights, holders of Éxito ADSs and Éxito BDRs must instruct the Éxito ADS Depositary and the Éxito BDR Depositary as the case may be, on a timely basis and according to the procedures informed by Éxito and subject to the terms of the applicable deposit agreement. This voting process may take longer for holders of Éxito ADSs and Éxito BDRs than for holders of Éxito common shares. If the Éxito ADS Depositary fails to receive timely voting instructions for all or part of the Éxito ADSs, the Éxito ADS Depositary will not vote the Éxito common shares underlying the Exito ADSs for which it did not receive timely instructions, however it may cause the common shares underlying the ADS to be counted for purposes of establishing a quorum at a meeting of shareholders, subject to the terms of the Éxito ADS Deposit Agreement. If the Éxito BDR Depositary fails to receive timely voting instructions for all or part of the Éxito BDRs, the Éxito BDR Depositary may not exercise the voting rights, although it may use at the request of Éxito and if allowed by CVM, all shares representing the Éxito BDRs (whether or not voting instructions have been received in respect of such BDRs) for the sole purpose of establishing quorum at a meeting of shareholders, as far as permitted under the applicable regulations.

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

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce the exclusive forum provision of the Éxito ADS Deposit Agreement. Considering this uncertainty, investors bringing a claim may face certain additional risks, including increased costs and uncertainty of litigation outcomes. If a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

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

We are organized under the laws of Colombia. As of December 31, 2024, most of our directors and executive officers resided in Colombia. Furthermore, most of our assets are located in Colombia. As such, it may be difficult or impossible for you to effect service of process on, or to enforce judgments of U.S. courts against us and/or against our directors and officers based on the civil liability provisions of the U.S. federal securities laws.

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

Our controlling shareholder may influence us

Grupo Calleja, our controlling shareholder, owns a beneficial interest of 86.84% of our share capital as of the date of this filing. Grupo Calleja has the power to determine the outcome of all material matters that require a simple majority of shareholders’ votes, such as the election of most of the seats on our board, and, subject to contractual and legal restrictions, the adoption of our dividend policy, as well as all material matters that require the approval of two-thirds of the shareholders’ votes. Grupo Calleja also exercises significant influence over our corporate strategy and operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

Almacenes Éxito S.A. is a by shares entity (sociedad anónima) domiciled in Envigado, Colombia and operates under Colombian laws and regulations. Éxito was incorporated under the laws of Colombia on March 24, 1950. The life span of Éxito continues until December 31, 2150. Éxito’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Éxito’s principal place of business is at Carrera 48 No. 32B Sur – 139, Envigado, Colombia. The telephone number at this address is +(57604) 604 9696. Our corporate website address https://www.grupoexito.com.co/en. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website address as inactive textual reference only.

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

In 1999, the Casino Group, a French retailer, acquired 25% of our shares and we began our expansion plan through local acquisitions that led to our position as the largest retail company in Colombia. In 2001, we merged with Cadenalco, which owned the Pomona and Ley stores, the latter one the oldest operating supermarkets in the country. In November 2005, we entered an alliance with Sufinanciamiento, which developed to Tuya, a consumer financial institution that currently has over 1.3 million active credit cards, a business co-owned by us and Bancolombia S.A. (“Bancolombia”), the largest commercial bank in Colombia in terms of assets, according to the SFC.

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

In December 20, 2024, the Board of Directors approved the commencement of the process to: (i) voluntarily delist its American depositary shares, each representing eight common shares of the Company, from the New York Stock Exchange; and (ii) deregister the Company’s securities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after taking into account a number of considerations, including the Company’s current reduced free float (13.2%). In December 30, 2024 we filed a Form 25 with the U.S. Securities and Exchange Commission stating our intention to delist our American Depositary Shares from the New York Stock Exchange. The delisting became effective on January 21, 2025.

Stock Split

On October 25, 2022, our general shareholders’ meeting approved a one-to-three split of our common shares. This amendment in the nominal price per common share resulted in a three-time increase in our outstanding common shares and a three-time decrease in the nominal and market price per common share. The outstanding common shares of Éxito before the split were 432,621,453 and the resulting common shares after the split totaled 1,297,864,359 with a nominal price of COP3.33.

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

Name	Age(1)	Position
Miguel Fernando Dueñas	47	Independent Member
Francisco José Fermán Gómez	39	Independent Member
Oscar Samour Santillana	41	Independent Member
Francisco Javier Calleja	80	Non-Independent Member (Chairman)
Juan Carlos Calleja	48	Non-Independent Member
David Alberto Cahen	55	Non-Independent Member
Alberto José Corpeño	47	Non-Independent Member

(1)	Age as of December 31, 2024

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

Juan Carlos Calleja: Juan Carlos Calleja has served as a member of our board of directors since March 2024. He has a degree in Liberal Arts from the Middlebury College and an MBA from New York University. He has served as member of the Asociación de Supermercados de Centroamérica y Panamá, member of the National Education Council, member of the board of directors of the Organización de Presidentes Jóvenes, and member of the board of directors of the Salvadorean Foundation for the Economic and Social Development. He is actually member of the board of directors of Calleja Group, serving also as Vice-President and president of the Calleja Foundation.

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

On March 10, 2024, Lucas Lopez Lince, serving as Marketing Vice-President, tendered his resignation, Camilo Gallego Ferrer, who served as Vice President of Services since January 19, 2016, stepped down from that position, and was appointed as the head of the Company’s efficiencies effective as of March 11, 2024. He later resigned in June 2024.

Effective September 30, 2024, Carlos Ariel Gómez resigned as Vice President of Business and Supply, with the Board of Directors appointing Luz María Ferrer Serna as his successor.

Two vice presidencies—Executive and Retail—were directly managed by General Management for Colombia. Consequently, José Gabriel Loaiza (Chief Operating Officer) and Jorge Jaller Jaramillo (Vice-President of Retail for Éxito and Carulla) exited the organization at the end of December 2024, with their responsibilities consolidated under General Management for Colombia, led by Carlos Mario Giraldo.

Juan Felipe Montoya Calle, Vice President of Human Resources, retired from the Company at the end of December. Human Resources affairs were subsequently managed by the Human Resources Department, with Vivian de la Pava—formerly Regional Head of Human Resources—being promoted to lead the department and joining the Executive Committee of General Management.

The creation of regional retail management teams who reports directly to General Management for Colombia and are part of the Executive Committee. Consequently, Pablo Montoya Dávila and Julio Hincapié Mejía, both serving as regional retail managers covering the entire country, directly led the operations of all brands and stores in Colombia. Additionally, the Marketing Management was established, led by Ana María Lopera Díaz, who brought over 28 years of experience with the Company and joined the Executive Committee.

On March 03, 2025, Fernando Carbajal was appointed by the Board of Directors as Financial and Administrative Vice President, effective as of March 21, 2025, and following the resignation presented by Ivonne Windmueller Palacio. Later, on March 28, 2025, Juan Esteban Gómez was appointed by the Board of Directors as General Counsel, following the resignation presented by Claudia Campillo Velásquez, who remained in her position until March 31, 2025.

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

After the General Shareholders’ Meeting, at a meeting held on March 21, 2024, the Board of Directors decided to eliminate the following board committees: (1) Appointments, Remuneration and Corporate Governance Committee, (2) Business and Investment Committee, (3) Financial Committee and (4) Sustainability Committee. Following the General Shareholders’ Assembly, the Audit and Risk committee is solely comprised of independent directors: Miguel Fernando Dueñas, Francisco José Fermán and Óscar Samour Santillana. All of them are financial literates and Mr. Dueñas is the financial expert.

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

Article 36°: In order to provide greater clarity, and in compliance with the provisions of Law 964 of 2005 and other regulations applicable to the Company, it was clarified that the Board of Directors may create committees to support its management, and that as a minimum it shall have the support of an Audit and Risk Committee. Likewise, it was established that the Board of Directors shall be exclusively the competent body forof the process of appointment and removal of the CEO, Internal Auditor and the Secretary General.

Articles 48° and 61°: References to the Nominating, Compensation and Corporate Governance Committee were eliminated.

On March 27, 2025, the General Shareholders’ Assembly approved amendments in line with the internal structure and transformation of the Company, modifying 24 articles and eliminating 2 articles of Chapters V and VII of the Company’s Bylaws, which include the regulation of 4 thematic blocks: CEO, General Shareholders’ Meeting, Board of Directors and General Counsel.

Regarding the regime for the CEO of the Company, seven articles were modified as follows:

●	Articles 38, 41 (with the amendment 39), 42 (with the amendment 40), 43 (with the amendment 41) and 44 (with the amendment 42): to replace the name of President with that of the Chief Legal Representative, detaching him from a specific position within the Company.

●	Article 41 (with the amendment 39): indicating that the Board of Directors may freely appoint and remove from time to time, as many alternates of the Chief Legal Representative as it deems necessary, who, once accepted the position, may act jointly or separately from the Chief Legal Representative; but with the established limitations. This same article establishes that the Board of Directors shall define how to proceed in the event of an accidental or temporary absence, absolute absence of the Principal Legal Representative or if the Chief Legal Representative is disqualified to act in a specific matter.

●	Article 42 (with the amendment 40): it is added that the Chief Legal Representative may enter into or execute acts or contracts included within the corporate purpose and that are directly related to the existence and operation of the Company with the limitations established in the Bylaws.

●	Article 43 (with the amendment 41): the amount up to which the Alternate Legal Representatives have powers when they act jointly or simultaneously with the Chief Legal Representative is limited, going from 23,000 SMLMV to 13,000 SMLMV and it is indicated that in any case they may only act with the prior approval granted by the Chief Legal Representative, Chairman of the Board of Directors or whoever they delegate.

●	Articles 39 and 40 are eliminated, in view of the changes in the Company’s internal structure, and in order to provide clarity and organization, information that was dispersed in other articles of this block is reorganized in Article 43 (with the amendment 41).

Regarding the regime for the General Shareholders’ Meeting, ten articles were modified as follows:

●	Articles 19, 20, 27, 29 and 30: in line with the amendments of the previous block, the name of President in the Bylaws is replaced by that of Chief Legal Representative, detaching him from a specific position.

●	Articles 20 and 21: it is expressly included that the call must contain the date, time and place of the meeting, and the means by which the call is communicated are limited in such a way that it is possible to carry it out according to the available means of the Company.

●	Article 21: the grounds for which information requested by shareholders may be denied are expressly included, that is, when it is: i) unreasonable; ii) irrelevant to the Company’s progress or interests; iii) confidential, which will include privileged information in the field of the securities market, confidential information, industrial secrets, ongoing operations whose good outcome for the Company depends substantially on the secrecy of their trading, and iv) others whose disclosure would imminently and seriously jeopardize the competitiveness of the Company.

●	Article 27: in view of the changes in structure, it is specified that the Chairman of the Board of Directors must preside over the Shareholders’ Meeting in the absence of the Chief Legal Representative.

●	Article 29: it is expressly added that the quotas for donations approved by the Assembly from profits will subsist until they are exhausted and not according to the fiscal year in which they were approved, since these are appropriated in reserves.

●	Finally, additional form adjustments are made that do not imply substantial changes in the content of the Bylaws to maintain consistency in the document, in articles: 18, 19, 20, 22, 24, and 28.

Regarding the regime for the Board of Directors, eight articles were modified as follows:

●	Article 31: clarifying that it is possible for the Legal Representatives to be members of the Board of Directors, specifying in any case that they may not serve as Chairman of the Board of Directors in accordance with the provisions of the Law.

●	Articles 33, 34, 36.5, 36.7, 36.9 and 37: in line with the amendments of the previous block, replacing the name of President with that of Chief Legal Representative, detaching him from a specific position

●	Articles 36.2., 36.5, and 36.9: including some functions that were delegated to the Support Committees ensuring that the Board of Directors is aware of the issues that are their responsibility and leadership.

●	Article 36.7: consistent with the above amendments, it is indicated that it is the function of the Board of Directors to freely appoint and remove the Company’s Chief Legal Representative and his alternates and the way in which the latter will act, as well as the way in which they will replace him in the event of his temporary or accidental absences, absolute or because he is immersed in any cause of inability or impediment. Similarly, this same article establishes that it is the function of the Board to define and approve the Remuneration and Compensation Policy, performance evaluation and succession of Senior Management, Internal Auditor and General Counsel.

●	Finally, additional form adjustments are made that do not imply substantial changes in the content of the Bylaws. Articles 33, 36.2, 36.5, 36.7, and 37.

Finally, regarding the regime of the Company’s General Counsel, it is proposed to amend Article 48 to specify that the General Counsel shall be elected in all cases by the Board of Directors, without prejudice to her/him holding an executive position within the Company.

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

On March 27, 2025, the General Shareholders’ Assembly approved the amendment of the Rules of Procedure for the Company’s General Assembly of Shareholders (9 articles), for the sole purpose of aligning the regulations with the amendment to the Bylaws and with the amendment to the Corporate Governance Code made in January 2025, by virtue of which the Corporate Governance Report must be approved by the Board of Directors, following a favorable opinion by the Audit and Risks Committee (in order to publish it prior to the Country Code Survey), in accordance with the provisions of the Colombian Financial Superintendency.

●	Articles 1, 2, 3, 4.1, 4.2, 15, 16, and 23: to adjust the wording by changing the name of President to that of Chief Legal Representative, detaching him from a specific position.

●	Articles 2 and 3: in view of the changes in structure, it is specified that the person who must preside over the Shareholders’ Meeting in the absence of the Chief Legal Representative is the Chairman of the Board of Directors, and it is authorized that the Management Report be presented to the Meeting by the Chief Legal Representative or by whomever he designates.

●	Article 4.2 and 5: it is expressly included that the call must contain the date, time and place of the meeting, and the means by which the call is communicated are limited in such a way that it is possible to carry it out according to the available means of the Company.

●	Article 15: It is expressly added that the quotas for donations approved by the Assembly from profits will subsist until they are exhausted and not according to the fiscal year in which they were approved, since they are appropriated in reserves.

●	Finally, additional form adjustments are made that do not imply substantial changes in the content of the Rules and are made for its clarity and consistency. Articles 1, 2, 3, 4.1, and 13.

Based on the aforementioned changes (in our bylaws, Board Committees, Board of Directors Remuneration Policy, Board of Directors Election and Succession Policy and Rules of Procedure for the Company´s General Assembly of Shareholders), the Corporate Governance Code and other corporate documents of the Company have been amended.

Delisting of our ADRs

In December 20, 2024, we informed to our shareholders and the market in general that its Board of Directors approved the commencement of the process to: (i) voluntarily delist its American depositary shares, each representing eight common shares of the Company, from the New York Stock Exchange; and (ii) deregister the Company’s securities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after taking into account a number of considerations, including the Company’s current reduced free float (13.2%), In December 30, 2024 we filed a Form 25 with the U.S. Securities and Exchange Commission stating our intention to delist our American Depositary Shares from the New York Stock Exchange. The delisting became effective on January 21, 2025.

Delisting of our BDRs

The Company, in accordance with the Brazilian Securities and Exchange Commission Resolution No. 44, dated August 23, 2021, as amended, and in continuation of the information disclosed on December 20, 2024, and February 14, 2025, informs the market and the holders of sponsored Level II share deposit certificates, backed by shares issued by it, that B3 S.A. and CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program. Once this is completed, the Company will take the necessary steps to proceed with the cancellation of the registration of the BDR Program before the CVM, with the consequent cancellation of its foreign issuer registration.

Capital Expenditures and Investment Plan

Our capital expenditures and investment plan include the acquisition of other assets and additions in: (i) property, plant and equipment, (ii) investment property, (iii) intangible assets, and (iv) other non-current assets. For the year ended December 31, 2024, our capital expenditures reached COP 331,958 million, which represented a decrease of 36.4%, or COP 190,065 million, as compared to the year ended December 31, 2023. This decrease was the result of lower investments mainly in maintenance, stores expansion and real estate due to changes in the company’s strategy.For the year ended December 31, 2023, our capital expenditures reached COP 522,023 million, which represented an increase of 5.0%, or COP 24,849 million, as compared to the year ended December 31, 2022. This increase was the result of higher investments mainly in stores renovation, information technology and real estate.

Our capital expenditures and investment plan in 2024 aimed to focus on the development of Carulla and Exito stores by converting other formats into these formats. Our investments in the year ended December 31, 2024 included:

●	Opening of new stores and store conversions – 35 stores (31in Colombia, 3in Uruguay, and one in Argentina) from openings, reforms, conversions and remodeling during 2024. We usually remodel a number of our stores every year. This as part of our plan to gradually unify brands to streamline operations around Éxito and Carulla—two leading, aspirational, and emblematic brands that hold a strong presence in the hearts and minds of Colombians. This strategy aligns with our ongoing efforts to enhance the shopping experience through store openings, renovations, and conversions while preserving the best elements of our original brands.

●	Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology oriented to improve our omnichannel architecture, develop inhouse capabilities to strengthen our core processes, foster advanced analytics and modernize our infrastructure both cloud and on-premises.

●	Improvements to distribution facilities and others – The improvement in storage space enables us to further centralize purchasing for our stores, enable the penetration of new markets, integrate omnichannel operation and improve the overall efficiency of our inventory flow.

●	Investment Properties – The investment properties within the Éxito Group’s portfolio comprise commercial properties and land strategically acquired for the purpose of generating income through operating leases or capitalizing on their potential future appreciation in value.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2024	2023	2022	2024-2022
	(in millions of COP)
Property, plant and equipment	284,669	432,717	380,815	1,098,201
Investment properties	32,432	56,688	81,838	170,958
Intangible assets	14,857	30,798	27,519	73,174
Other assets	0	1,820	7,002	8,822
Total	331,958	522,023	497,174	1,351,155

We believe that existing resources and operating income will be sufficient for our capital expenditure and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the economies of Colombia, Argentina and Uruguay. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divestment of assets that are not budgeted in the capital expenditures and investment plan, and we may modify the plans.

Financial Highlights

The following table presents certain of our summary historical Statement of financial position data and other financial information as of the dates indicated and for each of the periods indicated.

	As of and for the year ended December 31,
	2024*	2024	2023	2022
	(millions of US$)	(in millions of COP)
Statement of financial position data
Cash and cash equivalents	305	1,345,710	1,508,205	1,733,673
Inventories, net	639	2,818,786	2,437,403	2,770,443
Property, plant and equipment, net	967	4,261,625	4,069,765	4,474,280
Total assets	3,981	17,554,555	16,339,761	18,172,313
Current Loans, borrowings and other financial liability	450	1,984,727	1,029,394	915,604
Non-current Loans, borrowings, and other financial liability	62	273,722	236,811	539,980
Current trade payables and other payable	1,000	4,408,479	5,248,777	5,651,303
Shareholders´ equity	1,818	8,015,512	7,421,809	8,434,446
Other financial information
Net cash provided by (used in):
Operating activities	62	275,336	1,527,067	901,429
Investing activities	(92)	(403,595)	(587,503)	(529,929)
Financing activities	(9)	(38,140)	(1,034,390)	(1,235,821)
Capital expenditures	(75)	(331,958)	(522,023)	(497,174)

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of COP$ to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2024, (COP 4,409.15) as published by the Colombian Central Bank.

The following table presents certain of our summary historical consolidated financial data for each of the periods indicated.

	Year ended December 31,
	2024*	2024	2023	2022
	(millions of US$)	(in millions of COP)
Continuing operations
Revenue from contracts with customers	4,963	21,880,509	21,122,087	20,619,673
Cost of sales	(3,708)	(16,347,501)	(15,696,044)	(15,380,090)
Gross profit	1,255	5,533,008	5,426,043	5,239,583
Distribution, administrative and selling expenses	(1,062)	(4,683,133)	(4,482,993)	(4,231,887)
Other operating revenue	16	71,476	36,894	52,929
Other operating expenses	(27)	(119,359)	(107,433)	(80,152)
Other income	(6)	(25,866)	10,270	9,661
Operating profit	176	776,126	882,781	990,134
Financial income	38	168,336	284,090	219,909
Financial cost	(131)	(579,682)	(698,380)	(600,383)
Share of profit in associates and joint ventures	(16)	(71,872)	(114,419)	(34,720)
Profit before income tax from continuing operations	66	292,908	354,072	574,940
Income tax expense	(13)	(55,665)	(45,898)	(325,702)
Profit for the year from continuing operations	54	237,243	308,174	249,238
Net loss from discontinued operations	-	-	-	-
Profit for the year	54	237,243	308,174	249,238
Attributed to controlling share holders	12	54,786	125,998	99,072
Attributed to non-controlling share holders	41	182,457	182,176	150,166

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of COP$ to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2024, (COP 4,409.15) as published by the Colombian Central Bank.

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

In Colombia, as of December 31, 2024, we operated 497 stores under five main formats: hypermarkets, supermarkets, cash-and-carry stores and convenience stores, operating principally under our Éxito, Carulla, Surtimax, Super Inter and Surtimayorista brands. Our 123 Carulla supermarkets and convenience stores cater to the premium consumer segment, our 200 Éxito hypermarkets, supermarkets and convenience stores serve the mid-market segment, and our 114 Surtimax and Super Inter convenience stores and our 60 Surtimayorista cash-and-carry stores focus on the lower-income segment. We own an apparel manufacturing business through which we design and manufacture clothing, including our own Arkitect, Bronzini, and People and private labels. We also operate a food processing plant where we process and package our own private label food products, including meat, baked goods, prepared foods and bottled water, among others. During the year ended December 31, 2024, and the year ended December 31, 2023, our sales in Colombia represented 73.6% and 74.3%, respectively, of our consolidated retail sales. During the year-ended December 31, 2024, our sales in Colombia represented approximately 24.5% of sales in the Colombian retail market, according to Nielsen, making us the second largest retailer in Colombia in terms of net revenue.

In Uruguay, as of December 31, 2024, we operated 99 stores including our 31 Disco supermarkets and our 65 Devoto supermarkets and convenience stores, which cater to the premium segment, our two Géant hypermarkets, and one Six or Less store located in Montevideo which serve the mid-market segment,. During the year ended December 31, 2024, and the year ended December 31, 2023, our sales in Uruguay represented 19.3% and 20.7%, respectively, of our consolidated retail sales.

In Argentina, as of December 31, 2024, we operated 27 stores including our 15 Libertad hypermarkets and 12 Mayorista supermarkets, which serve the mid-market segment. During the year ended December 31, 2024, and the year ended December 31, 2023, our sales in Argentina represented 7.1% and 5.0%, respectively, of our consolidated retail sales. During the year-ended December 31, 2024, our sales in Argentina represented approximately 1.0% of the total Argentinian Grocery Retail market, according to Euromonitor.

In all the countries where we operate, we have also developed a digital strategy, which has achieved significant growth in recent years and Omnichannel share reached 11.4% and 11.3% in all the countries in which we operate for the year ended December 31, 2024 and the year ended December 31, 2023, respectively. Our digital omnichannel includes e-commerce, click and collect and last mile, digital catalogue, home delivery and B2B.

Together with Rappi, we offer Turbo-Fresh, a last-mile delivery service, through 55 dark stores, with an average delivery time of 10.7 minutes for orders delivered within 2km coverage from the store and of 11,8 minutes for orders to every distance from the store for the year ended December 31, 2024. Our WhatsApp selling service enables penetration in lower-income segments in Colombia and our click & collect is a differentiated service versus other traditional retailers and e-commerce players. In the year ended December 31, 2024, our Omnichannel share was 14.7% in Colombia 3.0% in Uruguay, and 2.8% in Argentina. In the year ended December 31, 2023, our Omnichannel share reached 14.1% in Colombia, 2.7% in Uruguay, and 3.6% in Argentina.

In addition to our retail operations, we offer complementary services in alliance with local partners, as part of our strategy to monetize traffic and real estate assets. In alliance with Bancolombia, largest commercial bank in Colombia in terms of assets, according to the SFC, we offer our Tuya credit card for our brands Éxito and Carulla, which allows us to offer finance solutions to our customers. With more than 122,000 cards issued for the year ended December 31, 2024 reaching a total number of active credit cards of 1.3 million as of December 31, 2024. We have also joined with Grupo Sura to offer insurance solutions to 14, 982 clients as of December 31, 2024. Viajes Éxito, our joint travel agency with Avianca, the major airline in the region, served 75,540 clients as of December 31, 2024. We are the first retailer in Colombia to offer mobile telephony services, and our MVNO (“Mobile Virtual Network Operator”) in alliance with TIGO, mobile network carrier in Colombia, had approximately 579,738 active users as of December 31, 2024, making it the second largest MVNO in the country according to the most recent information disclosed by the Colombian Ministry of Information Technologies and Communications (Ministerio de Tecnologías de la Información y Comunicaciones de Colombia). Additionally, we offer local and international money transfer services, totaling approximately 2.2 million transactions for each of the year ended December 31, 2024 and approximately 2.3 for the year ended December 31, 2023. In addition, our Puntos Colombia loyalty program is the first loyalty program in Colombia, with more than 7.8 million active members (defined as total users that are enrolled in our loyalty program) and 4,524 allied brands as of December 31, 2024, offering an alternative currency for our customers.

We also operate a real estate business division which aims to maximize the value of our assets and to develop new projects that take full advantage of the expertise and customer knowledge obtained through our core retail business. In December 2016, we launched Viva Malls, a dedicated private real estate vehicle in Colombia of which we own 51% and FIC owns 49% and operates 12 of our 15 shopping centers and 5 of our 18 commercial galleries. As of December 31, 2024, we operated under the Viva brand in Colombia, with 15 shopping centers, 18 commercial galleries and several retail premises located inside our stores, totaling 807,843 m2 of Gross leasable area and under the Paseo brand in Argentina, with 14 shopping centers and commercial galleries, totaling 189,930 m2 of Gross leasable area. Viva Malls expanded its shopping centers in more than 20,500 m2 of GLA after the new IKEA store and Jardín Nómada opening in Viva Envigado the largest shopping center in Colombia during the year ended December 31, 2024.

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

In January 2024, the public offering by Cama Commercial Group was executed, resulting in the acquisition of an 86.64% stake in our company. We have been a publicly held company, listed on the Colombian Stock Exchange since 1994. Our controlling shareholder is Grupo Calleja, a Salvadorian retail food company, which as of the date of this report directly or indirectly held 86.84% of our outstanding share capital.

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

Reportable segments include:

Colombia

●	Revenues and services from retailing activities in Colombia from stores under the banners Éxito, Carulla, Surtimax, Super Inter, Surti mayorista, B2B format and property development sales.

Argentina

●	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay

●	Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

The tables below show the breakdown of our retail sales by segment for the periods indicated:

		For the year ended December 31,
Operating segment	Banner	2024	2023	Change
		(in millions of COP)		(%)
	Éxito	-	10,214,174
	Carulla	-	2,434,416
	Low cost and other	-	2,370,319
Colombia		15,350,761	15,018,909	2.2%
Argentina		1,479,800	1,014,898	45.8%
Uruguay		4,034,404	4,193,328	(3.8)%
Total sales		20,864,965	20,227,135	3.2%
Eliminations		(636)	(824)	(22.8)%
Total consolidated		20,864,329	20,226,311	3.2%

Our Stores

We operate in Colombia, Uruguay and Argentina. As of December 31, 2024, we had a total of 623 stores, of which 497 stores were in Colombia, 99 stores in Uruguay and 27 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores. As of December 31, 2023, we had a total of 656 stores, of which 522 stores were in Colombia, 98 stores in Uruguay and 27 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores.

Colombia

Retail sales increased by 2.2%, or COP 331,852 million, to COP 15,350,761 million in the year ended December 31, 2024, compared to COP 15,018,909 million in the corresponding period in 2023. Éxito banner represented 68% of the sales mix, with strong performance in fresh food increasing 6.1% for the year ended December 31, 2024, while the non-food category remained stable decreasing -0.1% when compared to the year ended December 31, 2023. Carulla, accounted for 17% of the sales mix in Colombia showing a robust growth of 8.6% in food sales driven by FMCG which grew 9.5% for the period ended December 31, 2024. The low-cost and other segment contributed to 15% of the sales mix, with B2B food sales growing 4.9%, although property development sales declined from COP 49,396 million in the year ended December 31, 2023 to COP 23,184 million for the year ended December 31, 2024.

Omni-channel sales were a key driver, increasing by 6.5% or 140,147 to COP 2,286,562 million, representing 14.7% of total retail sales. The food category had a growth of 11% and non-food category declined by 1%.

Store expansion, conversions and the results of the 34 Éxito WOW stores and 31 Fresh Market stores, contributed significantly to sales, enhancing customer engagement. These results reflect a gradual recovery in consumption, with customers increasingly purchasing durable goods, real estate, and vehicles as economic expectations improved.

Argentina

Retail sales increased by 45.8%, or COP 464,902 million, to COP 1,479,800 million in the year ended December 31, 2024 compared to COP 1,014,898 million in the year ended December 31, 2023. This increase was mainly as a result of: (1) an increase of 77.8% in omnichannel sales, and (2) The performance of food sales, growing 64% in local currency.

Uruguay

Retail sales decreased by 3.8%, or COP 158,924 million, to COP 4,034,404 million in the year ended December 31, 2024 compared to COP 4,193,328 million in the year ended December 31, 2023. Even though sales were negatively impacted by a devaluation of 18.5% of the Uruguayan peso against the Colombian peso, sales in local currency (Uruguayan peso) increased 5.8% principally as a result of: (1) the sales of our 33 Fresh Market stores which increased 5.2%, and (2) a solid commercial strategy with positive sales evolution in east region derived from the tourism season, partially offset by negative effects such as consumption outflow to Argentina, derived from lower local production due to the droughts in the Country.

Other Businesses and Services

Puntos Colombia

Puntos Colombia is 50/50 joint venture between us and Bancolombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points when purchasing from us and our partners. These points are redeemable for products or services available at the Puntos Colombia platform. Additionally point holders have other benefits including discounts. As of December 31, 2024 and December 31, 2023, Puntos Colombia had 4,524 and 1,722 commercial allies, respectively, including Starbucks, Celio, Pilates and CineColombia, among others. In the year ended December 31, 2024 and December 31, 2023, customers redeemed 42.3 million points and 40.6 million points, respectively, under the program.

Tuya

Tuya is a 50/50 joint venture between Éxito and Bancolombia. Tuya is a financial institution focused on issuing credit cards and granting consumer loans to low- and mid-income segments that the traditional banking system does not serve, thus promoting financial access. During the year ended December 31, 2024, 122,508 credit cards were issued, reaching 1.3 million active cards as of December 31, 2024. During the year ended December 31, 2023, 236,373 credit cards were issued, reaching 1.6 million active cards.

Real Estate Business Units

Our real estate business operates under the brand Viva in Colombia and Paseo Libertad in Argentina.

As of December 31, 2024, Viva operated real estate in 11 Colombian cities, including 15 shopping centers and 18 commercial galleries and retail premises totaling 807,843 m2 of Gross leasable area. Under the Paseo brand in Argentina, we operated 14 shopping centers and commercial galleries, totaling approximately 189,930 m2 of Gross leasable area as of December 31, 2024.

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

In the years ended December 31, 2024, 2023 and 2022, our average sales revenues during the fourth quarter have been 21.0%, 3.4% and 28.9%, respectively, above average sales revenues of other quarters of the year.

During the fourth quarter of 2024, sales experienced an increase as a result of a strong performance in the Uruguay and Colombia segments which compensated for a weak performance in Argentina.

We also experience seasonality in our results in March and/or April as a result of the Easter break.

Seasonality related to the availability of some of our products (such as fruits and vegetables) generally does not affect us due to the large and diverse selection of products we offer to our customers.

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

The products manufactured or handled at our industry facility and our stores include: (1) fruits and vegetables, which are cut or packaged at our stores; (2) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (3) ready-to-eat meals sold at our deli counters; and (4) bread, cakes and sweets made at the bakeries located within our stores.

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

In Colombia, the purchasing process is centralized to a large number of local and international suppliers. As of December 31, 2024, we are not dependent on any single supplier. For example, for the year ended December 31, 2024, approximately 88.5% of our fruits and vegetables were bought from local suppliers, approximately 88.4% of them directly without intermediates from approximately 5,74 national farmers, with prices varying depending on inflation. In the year ended December 31, 2024, 73% of our merchandise was centralized through our logistics platform, of which 55% was managed via cross docking, which is a process that involves delivery directly from the suppliers and does not require storage in warehouse. The non-centralized goods are mainly beverages, bakery, snacks and some frozen products.

Uruguay

In Uruguay, we do not have a single supplier that has a significant share of products sold in units or sales revenue. Commercial negotiations with suppliers do not require government approval but may be subject to control by government institutions such as the Ministry of Public Health.

As of December 31, 2024, we had over 1,090 suppliers, and we are not dependent on any single supplier. The purchasing of food products for all our banners is mostly decentralized with approximately 62% of products being purchased from different suppliers in the year ended December 31, 2024. We purchase substantially on a short-term basis from a large number of unrelated suppliers, thus avoiding being dependent on a few suppliers. Prices of our food products vary depending on inflation. Non-food products, excluding home appliances, are mostly imported due to the lack of a national industry.

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

Distribution and Logistics

In Colombia we operated 10 distribution centers and three logistics platforms with a total storage capacity of approximately 261,000 m2.

In Uruguay, we operated six distribution centers and warehouses strategically located across Montevideo, with a total storage capacity of approximately 46,900 m2.

In Argentina, we have a distribution center of 34,700 m2 located in Cordoba, with an average distance of approximately 534 km to our stores.

We organized our logistics and distribution processes in accordance with the products and services sold under our banners. Accordingly, we guided our distribution processes by the procedures described below.

Stores, Supermarkets and Hypermarkets

As of December 31, 2024, and December 31, 2023 the logistics process to supply our stores, supermarkets and hypermarkets, excluding the cash and carry operation in Colombia, included 20 distribution centers and logistics platforms located in Colombia, Argentina and Uruguay, with a total area of approximately 342,600 m2 including both of our own and outsourced area. Our distribution process is performed by an outsourced fleet.

E-commerce Food Delivery

In Colombia, we operated one of the largest food e-commerce operations in the country as of December 31, 2024 in terms of sales, according to Nielsen, through direct online and marketplace sales, and new channels, including delivery applications. In order to operate these channels, we have a dedicated network of: (1) distribution centers in Bogotá serving mainly non-food demands; (2) storage facilities in Medellín serving food e-commerce; and (3) direct store delivery used mainly to serve delivery applications.

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

In the years ended December 31, 2024, 2023 and 2022, we invested COP 163,643 million COP 158,591 million and COP 165,589 million, respectively, on advertising.

Credit Sales

In our Colombia segment, sales to customers using credit cards, including Tuya credit card, accounted for 30.2%, 32.7% and 33.1%of our consolidated revenue from contracts with customers in years ended December 31, 2024, 2023 and 2022, respectively. In our Uruguay segment, customers using credit cards accounted for 39.4%, 30.7% and 29.7% of our consolidated revenue from contracts with customers in the years ended December 31, 2024, 2023 and 2022, respectively. In our Argentina segment, credit card sales accounted for 41.0%, 35.0%, and 38.1% of our consolidated revenue from contracts with customers in the years ended December 31, 2024, 2023 and 2022, respectively.

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

Food Vouchers. At our food stores, we accept food vouchers as payment. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers in Colombia accounted for 3.3%, 3.0% and 2.6% of our revenue from contracts with customers in the years ended December 31, 2024, 2023 and 2022, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested COP 28,094 million, COP 55,566 million and COP 72,216 million, in computers and computer software in the years ended December 31, 2024, 2023 and 2022, respectively. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates with service and software suppliers’ costs on projects and contracts, leveraging on economies of scale related to shared services between us and our subsidiaries.

Intellectual Property

As of December 31, 2024, we own a portfolio of more than 1,285 duly registered trademarks, in every trademark class, in 35 countries, of which approximately 689 are in Colombia, including, among others, brands such as Éxito, Carulla, Surtimax, Superinter and Surtimayorista associated to the retail business; Ekono, Frescampo and Porchi associated to the food business; Arkitect, Bronzini and Finlandek, associated to fashion, textile and home decoration industry. We are authorized to manufacture, commercialize and promote food products in Colombia under the brand Taeq, and we have granted licenses to several of our subsidiaries to use our textile brands in countries such as Argentina and Uruguay.

As of December 31, 2024, we did not have any registered patents.

Additionally, the Éxito Group owns the following domain names, among others: www.grupoexito.com.co, www.exito.com, www.carulla.com, www.surtimax.co and www.arkitect.com.co. These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Industry and Competitive Position

The Colombian Retail Sector

The Colombian retail sector is largely influenced by the overall level of economic activity in the country and the level of per capita available income. The Colombian economy has experienced an economic real GDP growth of 1.7% in 2024 after a 0.6% growth in 2023 according to DANE, as a result of an increase of 8.1% in agricultural activities and entertainment activities. These increases were offset by a decrease of 5.2% and 2.1% in mining and manufacturing activities, respectively. During 2024, inflation exceeded the Colombian Central Bank’s target of 3.0%, largely as a result of higher prices for transportation, restaurants and hotels. Annual inflation reached 5.2% in 2024, 410 p.p. lower than the one reported in 2023.

Although in the year end December 31, 2024 unemployment decreased to 10.2% it still had an impact on households’ disposable income and, ostensibly, positive impacts on consumption. According to Latinfocus Consensus Forecast, the unemployment rate, measured as the annual average of the percentage of active population, was 11.2%, 10.2% and 10.3% for 2024, 2023 and 2022, respectively.

The Colombian food retail sector is served through a wide variety of channels including privately-owned supermarkets, limited assortment and convenience stores, government-subsidized cooperatives known as cajas de compensación, specialty stores (e.g., butcher shops, bakeries, etc.) and delivery operations. A large number of Colombians continue to shop through traditional channels, driven mainly by independent small grocers, which accounted for 8.6% of the value sold by grocery retailers in Colombia in 2024, according to Nielsen.

Discount retailers have been gaining traction in the Colombian retail market and have experienced strong growth over the last past five years. This has been the result of efforts in new store openings and the arrival of various new sector participants. According to Nielsen, major players in this space are D1 and Ara, who reached a combined share of 21.2% of modern grocery retailer sales in Colombia, this represents an increase of 10.9% in sales as of December 31, 2024. The cash and carry segment, serves mainly the institutional market. Traditional consumers continue to be attracted by smaller and more accessible formats. Shopping centers have also increasingly gained importance as an alternative shopping destination for households in the country.

We face strong competition in the Colombian retail sector from international and domestic retailers, including Cencosud and Olímpica and discount retailers such as D1 (Koba LLC) and Ara (Jerónimo Martins).

The Uruguayan Retail Sector

The Uruguayan retail sector is largely influenced by the overall performance of economic activity in the country. According to the Latinfocus Consensus Forecast, the Uruguayan annual inflation was 5.5% in 2024, 5.1% in 2023 and 8.3% in 2022.

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

The Argentinian Retail Sector

The Argentinian economy decreased 2.9% in real terms during 2024, according to Latinfocus Consensus Forecast, following an shrinkeage of 1.6% in real terms during 2023. There was a decrease in inflation in 2024 when compared to 2023, driven primarily due economic reforms implemented by President Javier Milei, which included austerity measures and monetary tightening. Twelve-month inflation reached a level of 117.8% during 2024.

According to Euromonitor, total sales in the Argentinian retail sector increased 204.1% in nominal terms in 2024 compared to 2023, the total sales amount totaled 98,733,723.5 million Argentinian pesos (approximately US$95,764 million) from 32,467,377.2 million Argentinian pesos (approximately US$93,400 million) in 2023. This increase in nominal terms was mainly due to annual inflation of 117.8% and the removal of precios justos national programme. E-commerce focused on improving online operations and special discounts and promotions as a key strategy to attract customers. Leading supermarkets chains are also investing in distribution centers, as rapid delivery is a key-way of improving the customer experience. Delivery platforms are developing distribution centers to deliver a small selection of basic own branded products, as well as act as a delivery intermediary for other retailers.

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

Carrefour Argentina is the leading grocery retailer in Argentina with a 6.5% market share by value in 2023, according to Euromonitor, and a particular focus in Buenos Aires. Other key competitors include Dia, Cencosud and Coto.

We face competition in the Argentinian retail sector mainly from Carrefour, DIA and Cencosud.

Regulatory Matters

Colombia

We are subject to governmental regulation related to our economic activity and supervision by authorities, generally applicable to environmental, health and commercial matters. To open and operate our stores, we must register all our stores in the commercial registry, obtain the land use permit and the sanitary certificate that confirms compliance with matters related to facility safety and sanitation status of the store. Our stores must also have a fire safety certificate issued by the respective fire department, which confirms that the store has the safety mechanisms and tools to respond to an emergency at any time.

We comply with environmental matters, including waste management and disposal and noise regulations. We believe that we comply with all applicable regulations and controls with respect to our business.

Our Colombian subsidiaries develop their businesses in different industries, including logistics and transportation, travel, mobile telephony services, industrial production (food and apparel), and e-commerce. We believe we are complying with all material regulations applicable to these activities.

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

We are fully committed to operate under high ESG standards, as is evidenced by being recognized as one of the 10 most sustainable food retailers in the world by the Standard and Poor’s - Corporate Sustainability Assessment (CSA) 2024. As a result, we were mentioned, for the sixth consecutive year, in the CSA Sustainability Yearbook as members and drivers in our industry.

As of December 31, 2024, our ESG strategy focused on six pillars: zero malnutrition, sustainable trade, my planet, healthy lifestyle, our people, and governance & integrity.

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

The topics presented below highlight the focuses that we consider strategic and relevant to continue nourishing opportunities for Colombia.

(1)	Climate change: manage the carbon footprint and promote sustainable mobility for logistics, employees, and customers.

(2)	Support of the local economy and inclusive growth: promote local and non-intermediary purchases, supporting productive communities and vulnerable populations in Colombia.

(3)	Circular economy – packaging: promote circular economy principles, including the reduction, redesign, reuse and recycling through post-consumption programs; the correct management of waste in Éxito’s facilities, and the work toward eco-design.

(4)	Food waste: develop programs to avoid waste and promote donation.

(5)	Strengthen the Éxito Foundation strategy: promote the importance of human rights, and inclusive employee program.

(6)	Diversity and inclusion: promote respect for human rights, equal opportunities and accessibility to inclusive employability facilities and programs.

(7)	Protection of biodiversity: protect the biodiversity through strategic management to achieve deforestation-free and pro-deforestation supply chains of conservation.

(8)	Supply chain management: identify both the suppliers and our supply chain’s social and environmental aspects that enable mutual growth and the generation of shared value.

Strategic Sustainability Risk

The Company’s main strategic sustainability risks were identified under the ISO 31000 methodology and validated by the Risk and Sustainability teams. The Company measures its main strategic sustainability risk every year.

The risks set forth below outlined the length of the Company’s impacts and allowed the Company to establish control measures, as well as associated strategies for social, environmental, and economic issues.

●	Protection of biodiversity: risk of damage to biodiversity or deforestation linked to branded products, mainly edible palm oil and meat products.

●	Circular economy – packaging: economic and environmental risks related to non-packaging reduction (eco-design, bulk), reuse, and recycling of packaging (mainly plastic).

●	Social impacts in the supply chain: risk of non-compliance by suppliers with the regulations and commitments assumed by the Company concerning the protection of human rights, including circumstances such as child labor, forced labor, discrimination, deprivation of freedom of association, non-payment of the minimum wage, health and safety, among others.

●	Climate change management: physical risks related to extreme weather events and risks of market, reputation, rules or regulations changes.

●	Relationship with the communities: risk associated with communities losing confidence caused by an inadequate perception of the relationship between Éxito and the groups, which may affect the operation of the Company.

●	Health and nutrition: risk associated with the loss of market share due to changes in consumers’ eating and nutritional habits and non-compliance with the commitments made by the Group in terms of promoting health and well-being.

●	Health and safety at work: risk associated with the possible deterioration in the health and safety of employees.

●	Discrimination, diversity and inclusion: risk related to the violation of the commitments made by the company in the fight against discrimination and for the promotion of diversity.

●	Good business practices: risk of governance, ethics, and compliance, related to possible (unintentional) violation of good business practices and ethics and transparency.

●	Inclusion and solidarity: risk associated with the possible violation of the commitments made by the Group in terms of inclusion and solidarity.

Climate Change Risk Assessment Aligned with TCFD

We acknowledge that climate risks impact environmental sustainability and directly influence our business resilience. By incorporating the recommendations of the TCFD (Task Force on Climate-Related Financial Disclosures) into our strategy, we seek to proactively anticipate, assess, and manage climate risks and opportunities. This integration puts us in line with the best international practices, strengthening our position in a constantly evolving business environment. The TCFD is a framework of recommendations designed to help companies transparently disclose how they manage the risks and opportunities arising from climate change, covering four key areas: Governance, Strategy, Risk Management, and Metrics and Targets. These efforts represented an evolution and complemented the progress made in previous years

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

As a result, the Company’s main climate-related risks are associated with the prohibition or restriction of refrigerant gases or fuel, the relocation of our primary supply chain and the interruption of our operations.

Sustainability Committee

On March 21, 2024, the General Shareholders Meeting approved the Bylaws amendment by which it was clarified that the Board of Directors could create committees to support its management, but that as a minimum it should have the support of an Audit and Risks Committee. In this sense, the corporate instruments of the Company were modified, eliminating the remaining Committees (including the Sustainability Committee) and regulating only the functioning and rules of the Audit and Risks Committee. The functions of the eliminated Committees were assumed by the Board of Directors.

Before the General Shareholders Meeting, the Sustainability Committee held 2 meetings. The main topics discussed included: (1) the review of metrics related to the sustainability strategy; (2) the approval of the annual Sustainability Report; (3) the review of sustainability trends; and (4) the presentation of the Zero Malnutrition pillar by the Fundación Éxito.

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

Our sustainability strategy focuses on six pillars:

(1)	My planet: Éxito aims to maximize positive impacts on the environment to reduce, mitigate and compensate negative impacts that may be caused by its operations;

(2)	Zero malnutrition: Éxito works to eradicate chronic child malnutrition in Colombia through Fundación Éxito;

(3)	Sustainable trade: Éxito works to generate value and trusting relationships with partners and suppliers by promoting: (1) sustainable practices and supporting programs that contribute to their growth, (2) local and direct procurement, and (3) support productive sectors and vulnerable populations;

(4)	People: Éxito works for its employees’ wellbeing and development, promotes diversity, inclusive work conditions and social dialogue;

(5)	Governance and integrity: Éxito aims to build trust with its stakeholders by acting under corporate governance standards, ethics, transparency, and respecting human rights;

(6)	Healthy lifestyle: Éxito mobilizes customers, employees, and suppliers towards healthier and balanced lifestyles, through a portfolio of products and services that allows them to develop healthy lifestyle habits.

My planet

Éxito’s My planet strategy is dedicated to safeguarding the planet, its biodiversity, and its natural resources. To achieve this, we undertake initiatives that support environmental protection and conservation, minimize the potential impacts of our business activities on the surrounding environment, and cultivate a culture of environmental awareness that engages all our Stakeholder Groups.

We work on five fronts to achieve our goal: (1) climate change; (2) circular economy; (3) biodiversity protection and (4) development of environmental and climate knowledge.

Climate change

Our efforts to mitigate and adapt to climate change focus on three key areas: managing refrigerant gases by reducing those with a high impact on global warming and ozone depletion potential, enhancing energy efficiency through better resource use and clean energy projects, and promoting sustainable mobility by encouraging the adoption of low-impact transport and fuels.

We measure our carbon footprint following the GHG Protocol methodology, considering our retail and logistics operation, Éxito Industrias S.A.S. (our subsidiary that transforms food and some private label products and manufactures our textile lines), real estate, and corporate headquarters. In 2024, we emitted 218,149.4 CO2eq tons, including 143,071.8 CO2eq tons from direct fuel emissions and refrigerant gases (Scope 1), and 75.077,4 CO2eq tons from emissions from electricity consumption of the national transmission system (Scope 2). We reduced our carbon footprint by 39.1% (Scope 1 and 2) compared to the 2015 baseline. For the 2022 carbon footprint calculation, the GHG protocol had an update known as AR6. In this way, the company calculated its carbon footprint with these new GWPs that scientifically measure the impact of refrigerant gases on climate change more accurately.

As a transition plan to reduce our carbon footprint, we have started to implement solar energy projects. During 2024, we generated 11,817.72 kWh from solar energy projects. In addition, considering the potential risk of the prohibition or restriction of refrigerant gases, we have implemented natural refrigerant gases. In 2024 we increased the use of zero ozone-depleting refrigerants by 5,330 kg, representing a 95.2% increase compared to 2023.

From 2012 to 2024, we executed 11 solar energy projects and eco-efficient energy services, along with 259 energy efficiency projects in our retail business. In our real estate business, we implemented 7 solar energy projects and eco-efficient energy services, as well as 14 energy efficiency initiatives.

Through enhanced logistics efficiency, optimized fuel consumption, and the adoption of sustainable alternatives—such as transitioning to an electric fleet and upgrading vehicles with more efficient technologies—we actively reduce our environmental impact, optimize resource use, lower costs, and enhance competitiveness. As of December 31, 2024, our electric fleet accounts for 35% of the total, advancing toward cleaner and more efficient transportation.

VIVA brand stores and shopping centers are Leadership in Energy & Environmental Design certified, which is granted by the Green Construction Council recognizing works with sustainable design, construction and real estate operation. For third consecutive year VIVA obtained the Carbon Neutral certification from ICONTEC.

Circular economy

Our main priority for circular economy is less and better packaging. In 2024, in alignment with our commitment to reducing environmental impact and in anticipation of the requirements set forth by Law 2232 of 2022, we implemented measures in our stores, including the replacement of pre-cut bags with bags made from 100% nationally certified post-consumer material in the fruit, vegetable, and dairy sections. We also eliminated single-use plastic bags atcheckout points, offering our consumers other alternatives such as reusable bags with different designs and sizes, and paper bags.

We promote an increase in recycling of paper, cardboard, plastic, glass and metal packaging, Through the “Soy RE” initiative. We offer post-consumption sites in our stores aligned with the leading international benchmarks and best practices in the circular economy (established by the Ellen MacArthur Foundation and the Consumer Goods Forum through the Plastic Waste Coalition) and ensure that 100% of the collected materials is recycled.Through the Soy Re project, in 2024, 904.7 tons of containers and packaging were directed to recycling processes, equivalent to a total of 27.8 million recycled units.

In our operations, we actively promote the transformation of recyclable materials into new products, preventing them from becoming waste. To achieve this, we have implemented a reverse logistics model—a key process in recycling that efficiently manages the return of materials from consumption points to our distribution centers. There, waste is carefully processed and prepared for reintegration into the production chain. As a result, in 2024, Éxito successfully collected and commercialized approximately 19,000 tons of recyclable materials. We donate 100% of the recyclable material generated in our operations to the Éxito Foundation, supporting child nutrition projects in Colombia.

Biodiversity protection

Colombia is the second-largest country in biodiversity worldwide. Protecting nature by working with suppliers is our priority.

We monitor via satellite 100% of our direct cattle suppliers on an annual basis, covering 30 properties that together total 15,527 hectares, with 28% forest cover, which allows us to verify the compliance with agricultural frontier and tree density. This model operates in alliance with a well-known international organization that ensures transparency and independency in the monitoring system.

Development of environmental and climate knowledge

We foster training programs that enhance our employees’ environmental knowledge and awareness. In 2024, a total of 5,860 employees participated in environmental training sessions focused on circular economy, climate change, and operational sustainability. Committed to driving positive impact, we aim to educate and engage our stakeholders in the protection of the planet.

Zero Malnutrition

This pillar includes four action plans: (1) communicate and raise awareness; (2) generate resources and alliances; (3) generate and disseminate knowledge; and (4) influence public policy.

Éxito’s goal is to eradicate chronic child malnutrition in Colombia by 2030. During 2024, more than 68,000 children benefited from nutrition and complementary programs, and more than 182,000 food packages were delivered to those children and their families.

In the year ended December 31, 2024, Fundación Éxito’s total revenue was over COP 39,000 million, as a result of the donations of Éxito and support of other various partners. We finance Fundación Éxito’s operation by selling recycling materials generated in our dark stores. In 2024, Fundación Éxito had a revenue of COP 14,165 million from recyclable material.

We have developed a food donation strategy in which Fundación Éxito donates products that were not sold but can still be consumed. During 2024, we donated 706 tons of food and 225 tons of non-food products to 25 food banks and 211 allied foundations and institutions. We also financed the agricultural surplus recovery program (Reagro), preventing the loss and waste of more than 10,000 tons of farmers’ crops.

The Green Terraces project transforms concrete terraces into greenhouses, utilizing hydroponic systems to grow vegetables such as lettuce and basil, which are later sold in our stores. This initiative benefits single mothers, social leaders, and their families by generating income opportunities. In 2024, we sold over 12,000 units.

Sustainable Trade

Sustainable trade is managed in three action plans: (1) we promote strategies to expand and strengthen local and direct sourcing; (2) Moda Éxito embodies Colombian craftsmanship through locally made garments; and (3) we foster the holistic growth and advancement of our partners and suppliers.

Éxito is committed to strengthening local sourcing, promoting direct procurement, reducing negotiation with intermediaries, developing more sustainable supply chains, impacting the country’s economy positively, generating employment and contributing to the wellbeing of communities and people.

In 2024, considering perishable products, over 88.5% of products sold in our stores were locally sourced from Colombian suppliers, and 88.4% of this production was bought directly to farmers.

Textile manufacturing is an important industry in Colombia. For this reason, the Company has developed this supply chain at a local level. Approximately 93.9% of clothing sold in our stores is made in Colombia. We source from approximately 215 suppliers, that employ approximately 10,000 people, of which 75% are women.

Our supply chain extends across Colombia, impacting lives and communities at every stage, from sourcing to our stores. As key economic players and agents of positive change, we collaborate with over 6,000 suppliers to build sustainable supply chains. This includes 2,567 commercial suppliers, 981 goods and services suppliers, 2,540 real estate suppliers (tenants), 194 direct textile suppliers, and 215 workshops in the textile industry, all working together to strengthen the country’s social and economic fabric.

We collaborate with our suppliers to enhance socially and environmentally sustainable practices through georeferencing, which enables us to visualize the actual surface area of farms, allowing us to improve the sourcing of raw materials, identify risks, and better understand our supply chains. In 2024, we successfully georeferenced 667 direct suppliers of fresh products, a 10% increase from the previous year, covering 669 farms equivalent to 86,352 hectares. This model operates in alliance with a well-known international organization that ensures transparency and independency in the monitoring system.

People

We believe our success is the success of our people. As a result, our action plan includes: 1) offering life-changing benefits; (2) development and learning for growth of our people; (3) promoting diversity and inclusiveness, and (4) promoting social dialogue.

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

Éxito is a major employer in Colombia, with more than 30,000 indefinite term employees as of December 31, 2024, of which approximately 51.2% were women. As of December 31, 2024, more than 4% of the Company’s top management positions were held by women. Additionally, more than 3,000 employees have reported belonging to diverse populations, including armed conflict victims, ex-combatants, racial and ethnic minorities, among others.

At Éxito, we are committed to the personal and professional growth of our employees, equipping them with the tools to enhance their skills and talents. To support this, we offer diverse training opportunities, including a wide range of online courses and virtual seminars, enabling employees to learn at their own pace and align their development with their aspirations. In 2024, we trained 31,901 employees, providing approximately 824,708 hours of training to strengthen their skills and competencies.

Governance and Integrity

Éxito directs its actions in three areas: (1) we build trustful relationships; (2) we promote respect for human rights; and (3) we drive actions of ethics and transparency.

At Grupo Éxito, we aim to build strong connections with our stakeholders, foster good neighborly relationships, strengthen our ties with local communities, and contribute to the development of the social fabric. To accomplish this, we undertake the following initiatives: (1) community bazaars; (2) strengthening bonds with the young generation; (3) we believe in second chances; (4) youth with purpose; and (5) Urban pigments: Art that connects and transforms communities.

Éxito is a prominent company in Colombia. According to the 2024 Merco survey (Corporate Reputation Business Monitor), a leading evaluation of company reputations in Ibero-America, it has once again been recognized as one of the top companies with the best reputation in the country. It secured 10th place overall and was ranked as the top retail company in Colombia.

We promote respect for human rights by carrying out supply chain audits and human rights training. To promote sustainable supply chains, we conduct field and documentary audits of our own-brand suppliers through an external company. These audits assess social, environmental, and quality criteria to protect human rights, following global standards such as the Universal Declaration of Human Rights, the UN Global Compact, ILO principles, and the Supplier’s Ethical Charter. A total of 205 own-brand suppliers were evaluated, 31 more suppliers than in 2023. To promote human rights, we trained 486 physical security team members in human rights to ensure a safe and dignified environment. Additionally, through the Sana Convivencia program, 4,104 employees received 410 hours of training to foster respect, empathy, and harmonious labor relations.

Éxito continuously strives to strengthen a culture of integrity, transparency, and compliance by promoting respect for the principles, values, and standards that guide us. To this end, we implement actions within the Transparency Program, the Prevention of Money Laundering Risks, the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction, and Personal Data Protection.

Healthy Lifestyle

At Grupo Éxito, we mobilize our clients, suppliers, and collaborators towards healthier and more balanced lifestyles. To achieve this, we work on two fronts: (1) we market products that encourage healthy lifestyles and (1) we promote healthy living habits among our stakeholders.

At Grupo Éxito, we are committed to ensuring the quality and safety of our products by adhering to sanitary and labeling standards, promoting good manufacturing practices across the value chain, and providing clear, truthful labeling to support conscious purchasing. In 2024, we updated the components and labels of 23 products to comply with Resolution 2492, which regulates food and nutritional labeling requirements. In 2024, Taeq sales grew by 24% compared to 2023, reaching over two million customers seeking high-quality, nutritious food. This growth reflects consumers’ trust in the brand, which offers both health-conscious options and rich flavors.

In 2024, we conducted 1,347 health promotion and disease prevention activities, 263 more than in 2023, engaging 13,396 employees. Additionally, with the support of the Occupational Risk Administrator (ARL), we held 67,634 virtual, in-person, and hybrid health and safety training sessions, totaling 1,023,954 hours—an increase of 908,669 hours compared to 2023.

C. Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of the date of this annual report.

D. Property, Plant and Equipment

As of December 31, 2024, in Colombia, Argentina and Uruguay we owned 83, 25 and 17 stores, respectively, and two distribution centers, one in Argentina and one in Uruguay. In Colombia we also lease 383 stores and ten distribution centers and warehouses, and we also have 31 mixed stores (stores that are partially owned and partially leased by us). In Argentina we lease 2 stores, and in Uruguay we lease 82 stores and five distribution centers. The term of our lease agreements in these countries varies from two to 15 years, and payment conditions include a fixed fee and/or variable fee, which is calculated according to the percentage of sales.

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

The year 2023 showed resilient results amid a challenging environment, with a top line growth of 2.4%, driven by healthy retail performance supported by innovative formats, solid contribution from the Uruguayan operations and strong real estate evolution, mitigating the effects of inflationary pressures across the region with costs and expenses control measures. In Colombia the main challenge is a slowdown in household consumption as inflation and interest rates remain high, but omnichannel sales are proving resilient. In Uruguay, our performance during tourism season was strong, growing above inflation and improving margins. These results in Colombia and Uruguay were partially offset by a decrease on Argentinian retail sales of 39.7% as a result of the devaluation of the Argentinian peso against the Colombian peso.

The year 2024 presented stability with a consolidated net revenue growth of 3.8% excluding FX effects (+16.1% in COP) in 4Q24, reaching COP $6.3B, while full-year 2024 revenue increased by 6.0% excluding FX effects (+3.6% in COP) to COP $21.9B. Consolidated Retail Sales rose 3.2% (+5.6% excluding FX) to COP $20.9B, with same-store sales (SSS) up 4.0%. Omni-channel accounted for 11.4% of total sales. Store expansion, with 35 new locations across Colombia, Uruguay, and Argentina, supported growth. Consolidated Other Revenue increased 29.3% in 4Q24 (+14.0% excluding FX) and 13.4% in 2024 (+14.4% excluding FX), driven by strong performance in the real estate business.

In 2024, we added 35 stores from openings, renovations and conversions (31 in Colombia, 3 in Uruguay and 1 in Argentina). As of December 31, 2024, we operated 623 food retail stores, geographically diversified as follows: 497 stores in Colombia, 99 in Uruguay and 27 in Argentina, and consolidated selling area reached 1,036,812m2.

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

Macroeconomic Environment

Colombia

Colombia’s economy has been on a recovery path expanding by 1.7% in 2024. This modest expansion occurred amid economic adjustments to reduce inflation and curb excess spending. Growth has been driven by recovering household consumption, increased investment in civil works, and strong agricultural sector performance, while manufacturing and construction, particularly housing, have struggled.

Unemployment maintained in 10.2% in the year ended December 31, 2024, the same as of December 31, 2023 and a decrease from to 11.2% in 2022. GDP grew 1.7% in the year ended December 31, 2024, compared to 0.6% as of December 31, 2023. Inflation levels decreased to 5.2% in 2024 compared to 9.3% in 2023, however, it is still above the Colombian Central Bank´s objective of 3.0%. To control the inflationary trend, the Colombian Central Bank decreased interest rates by 350 basis points to 9.5% as of December 31, 2024 compared to 13.0% as of December 31, 2023.

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

The following table sets forth data on real GDP growth, inflation, unemployment and interest rates in Colombia for the indicated periods:

	As of and for the year ended December 31,
Colombia	2024	2023	2022
	(%)
GDP increase	1.7	0.6	7.5
Inflation	5.2	9.3	13.1
Unemployment	10.2	10.2	11.2
IPP annual variation (1)	7.3	(5.8)	21.8
DTF end of year (2)	9.2	12.6	13.4
IBR end of year (3)	9.5	13.0	12.0

(1)	Producer Price Index (Índice de Precios del Productor) (“IPP”).
(2)	Annual Term Deposit Rate (Depósito a Término Fijo) (“DTF”).
(3)	One Month Interbank Reference Rate (Interés Bancario de Referencia) (“IBR”) end of year.

n.a. = not available as of the date hereof.

Sources: DANE for GDP growth, inflation, unemployment and IPP variation; Colombian Central Bank for DTF and IBR.

Uruguay

The Uruguayan economy growing trend was affected during 2024 by a decrease in exportations and a deterioration of the touristic activity in Uruguay. The unemployment rate in Uruguay decreased from 7.8% in 2023 to 7.4% in 2024. The inflation rate in Uruguay increased from 5.1% in 2023 to 5.5% in 2024.

The following table sets forth data on real GDP growth, inflation, and unemployment in Uruguay for the indicated periods:

	As of and for the year ended December 31,
Uruguay	2024	2023	2022
	(%)
GDP increase	3.1	0.4	4.9
Inflation	5.5	5.1	8.3
Unemployment	7.4	7.8	7.9
IPPN annual variation (decrease)(1)	12.1	(2.3)	(1.9)

(1)	Producer Price Index (Índice de Precios del Productor) IPP.

Sources: INE for, inflation, IPP annual variation and unemployment; Uruguayan Central Bank for GDP growth.

Argentina

The Argentinian economy had a GDP growth of 3.9% in the third quarter, rebounding from a 1.7% drop, driven by lower inflation, better weather, and government reforms. The fourth quarter began strong, with rising economic activity, exports, and industrial output. A $4.3 billion bond payment in January boosted investor confidence but poses future fiscal challenges.

The Argentinian economy showed a decrease the inflation for the year ended December 31, 2024 reaching 117.8% with a price climb marked by housing, water, electricity, gas, and other fuels communications prices with a 248.2% and 186.4% yearly growth, respectively. The GDP grew by 2.1%, but the country continues facing challenges with high inflation rates, as well a falling behavior of the Argentinian peso which depreciated against the U.S. dollar by 27.3%.

The following table sets forth data on real GDP growth, inflation and unemployment in Argentina for the indicated periods:

	As of and for the year ended December 31,
Argentina	2024	2023	2022
	(%)
GDP increase (decrease)	2.1	(1.6)	5.2
Inflation	117.8	211.4	94.8
Internal wholesale price index	67.1	276.4	94.8
Unemployment	6.4	5.7	6.3
IPP annual variation(1)	63.3	260.3	98.2

(1)	Producer Price Index (Índice de Precios del Productor).

Source: INDEC.

Hyperinflation

Colombia and Uruguay are considered non-hyperinflationary economies. Argentina is considered a hyperinflationary economy. The table below sets forth the Argentine inflation rate and internal wholesale price index for the past five years:

For the year Ended December 31,	Argentine inflation	Argentine internal wholesale price index
	(%)	(%)
2020	36.1	38.4
2021	50.9	51.3
2022	94.8	94.8
2023	211.4	276.4
2024	117.8	67.1

Source: Argentine Central Bank and INDEC.

In 2024, the Argentine inflation rate decreased to 117.8%. As a result, Argentina’s economy is still considered to be hyperinflationary.

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

Exchange Rates

The Colombian peso has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Colombian peso depreciated against the U.S. dollar by 20.8% in 2022, appreciated 20.5% in 2023, and depreciated 15.4% in 2024. The Colombian peso depreciated against the US dollar in 2024 due to a combination of global and domestic factors. A stronger US dollar, driven by the Federal Reserve’s tight monetary policy, reduced investor appetite for emerging market currencies like the peso. Additionally, lower international oil prices negatively impacted Colombia’s foreign exchange earnings, as the country relies heavily on oil exports. Our sales in each of our countries of operation are also priced in local currencies. The effect of exchange rate fluctuations is mitigated by the fact that most of our operating costs and expenses are denominated in local currency, and a significant part of our indebtedness is denominated in Colombian pesos.

The Uruguayan peso appreciated against the U.S. dollar by 10.3% in 2022, 2.6% in 2023, and depreciated 11.3%. The effectiveness of monetary policy in the country may be a concern given the heavily dollarized economy.

The Argentinian peso depreciated against the U.S. dollar by 72.5% in 2022, 356.3% in 2023, and 27.3% in 2024. The depreciation of the Argentinian peso for 2024 was promoted by the government of Javier Milei, seeking to reduce the public spend on maintaining the value against the U.S. dollar.

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

Inflation

Although inflation at the end of 2024 shows a decrease compared to 2023, the interest rates imposed by the Colombian Central Bank are still above the ones showed in 2022. This measure will in turn affect consumption as a result of price increases in components like food. In this context, we may not be able to transfer a portion of the price increase to our customers, which could affect our margins and working capital needs in the short- and medium-term. As costs and expenses increase mainly by inflation and the transfer of these increases may not be transferred automatically to our customers our gross and operating margins will decrease as well as our operating cash generation. Costs efficiencies have been one of our top priorities, where significant efforts totaling approximately COP 438,000 million were made during 2024, focused mainly on: (1) labor costs; (2) reduction in utilities consumption, mainly savings on electricity; (3) improving shrinkage levels; (4) rent contracts renegotiation; and (5) optimization of logistics costs by improving analytics. Additionally, we continue our ongoing efforts to improve working capital such as: (1) negotiations with suppliers in terms of prices and payments terms to optimize our payables; and (2) managing purchases and product turnover to improve inventories.

For more information on the risks relating to inflation on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us—High rates of inflation in the countries where we operate may have an adverse impact on us.”]

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

Reportable segments include:

Colombia

●	Revenues and services from retailing activities in Colombia, with stores under the banners Éxito, Carulla and other low-cost formats.

Argentina

●	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay

●	Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

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

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2024, we identified evidence of internal control deficiencies which have been classified as material weaknesses in our internal controls over financial reporting (refer to section 15 (b) of this report for further information about material weaknesses identified). We intend to implement the appropriate remedial actions to mitigate the risk of future errors in our consolidated financial statements as disclosed in section 15 (b) of this report.

Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could have a material adverse effect on our business, financial condition and results of operations and could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares.

Material weaknesses identified as of December 31, 2022

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

Remediation of Material Weaknesses identified for the fiscal year 2022

As stated in our annual report on Form 20F, for the fiscal year ended December 31, 2022, management identified some material weaknesses regarding to Trained resources – Information technology, Process-level control for cost adjustments and Complex transactions.

During 2023, The Company implemented the required controls and performed additional procedures to determine the effectiveness of the design and operation of such controls. The Company’s remediation actions included:Trained resources - Information technology: Throughout the fiscal year 2023, The Company implemented a comprehensive plan to address this deficiency. This initiative aimed to ensure the reliability of the information used in financial reporting, by ensuring compliance with general IT controls. The implementation of this plan yielded effective outcomes that positively impacted the reliability, integrity, and accuracy of information used in manual and automated process-level controls, thereby remedying the previously identified weaknesses.

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

Complex transactions: The Company continues to enhance the process for analyzing and recording complex transactions in financial statements. Additionally, controls are being refined to ensure accurate calculation, recognition, and proper substantiation and authorization of these transactions. This plan is still not adequately implemented, and the deficiency persists.

Material weaknesses identified as of of December 31, 2023

During the fiscal year 2023, deficiencies related our internal control framework, particularly in areas such as segregation of review and approval processes, financial reporting procedures, evaluation of going concern, oversight of financial reporting and compliance, and revenue and collection controls were found to be inadequate. Consequently, several material weaknesses have been identified:

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

Remediation of Material Weaknesses identified for the fiscal year 2023

As stated in our annual report on Form 20F, for the fiscal year ended December 31, 2023, management identified 6 material weaknesses regarding to Segregation of review and approval of journal entries, Inventory, Financial Reporting Process, oversight of Financial Reporting and ICOFR, Going Concern and Revenue and Collection for Libertad S. A. 2 of which have not been remedied at December 31, 2024.

During 2024, The Company implemented the required controls and performed additional procedures to determine the effectiveness of the design and operation of such controls. The Company’s remediation actions included:

Inventory Control: The Company designed and implemented a control to determine whether the inventory associated with shrinkage at the end of the period is accurate through cyclical counts on inventories based on criticality or risk of loss per sub-line. To improve controls, The Company designed and implemented a new control for determining the provision for recognized loss. Additionally, The Company has implemented monitoring controls that validate the existence of the inventory at year-end. According to these actions implemented, the Company determined that the material weakness was remediated.

Financial Reporting Process: The Company implemented a checklist aligned with IASB standards to guide the preparation and review of Financial Statements, ensuring disclosures comply with the applicable accounting framework. A control was also established for the 20-F filing to ensure proper oversight and approval of financial and non-financial information disclosed to the market. Additionally, a new qualified individual was appointed to lead the preparation process, meeting the required competence and expertise for the role. According to these actions implemented, the Company determined that the material weakness was remediated.

Evaluation of Going Concern: The Company improved the documentation and information used to analyze the going concern assumption, including monitoring cash position, working capital, minimum cash levels, and debt limits. The implementation of this plan was effective, management observed no indicators of asset impairment or insolvency risk that could lead to the Company’s dissolution.

Revenue and Collection Control for Libertad S.A.: For the subsidiary Libertad in Argentina, the design of controls related to income and collections was enhanced. Controls within the revenue and collection cycle were reviewed and strengthened to ensure that those focused on reconciliation, review, and accounting recognition provide reasonable assurance of accuracy. According to these actions implemented, the Company determined that the material weakness was remediated.

As of December 31, 2024

During the fiscal year 2024, 4 of the 6 material weaknesses identified in fiscal year 2023 were remediated, particularly in areas such as financial reporting procedures, evaluation of going concern, inventory controls and revenue and collection controls in Libertad S.A. In the section 15 (b) of this report we mention that we have two material weaknesses identified in the fiscal year 2023 not yet remediated related to Ineffective controls over manual journal entries and Oversight of Financial Reporting and ICOFR.

Principal Components of Our Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from contracts with customers

Our revenues from contracts with customers include: (1) retail sales, including the sale of goods and real estate projects net of returns and rebates; (2) services and rental income from our shopping center tenants; and (3) other revenues include revenues from marketing events, collaboration agreements from complementary businesses (media, insurance, transportation, and other alliances), asset utilizations, financial services, royalties, recovery of other liabilities, use of parking spaces, among others. Our revenues are net cash discounts and volume discounts and rebates; value added tax is excluded.

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

Net financial income (cost)

Our financial income includes, mainly, gains from exchange rate differences, interests of cash and cash equivalents, and gains from derivative financial instruments.

Our financial cost include, mainly, interest expense on lease liabilities and other loans and borrowings, losses from exchange rate differences, losses resulting from the liquidated financial instruments and factoring expenses, among others.

Income tax expense

Our income tax expense include current income tax and deferred income tax. We recognize deferred tax assets and liabilities arising from temporary differences between the tax bases of assets and liabilities and their carrying amounts, measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Results of Operations for the years ended December 31, 2024 and 2023

	Year ended December 31,
	2024	2023	Change
	(in millions of COP)		(%)
Continuing operations
Revenue from contracts with customers	21,880,509	21,122,087	3.6%
Cost of sales	(16,347,501)	(15,696,044)	4.2%
Gross profit	5,533,008	5,426,043	2.0%
Distribution, administrative and selling expenses	(4,683,133)	(4,482,993)	4.5%
Other operating revenue	71,476	36,894	93.7%
Other operating expenses	(119,359)	(107,433)	11.1%
Other income	(25,866)	10,270	(351.9)%
Operating profit	776,126	882,781	(12.1)%
Financial income	168,336	284,090	(40.7)%
Financial cost	(579,682)	(698,380)	(17.0)%
Share of profit in associates and joint ventures	(71,872)	(114,419)	(37.2)%
Profit before income tax from continuing operations	292,908	354,072	(17.3)%
Income tax expense	(55,665)	(45,898)	21.3%
Profit for the year from continuing operations	237,243	308,174	(23.0)%
Net loss from discontinued operations	-	-	-
Profit for the year	237,243	308,174	(23.0)%
Attributed to controlling share holders	54,786	125,998	(56.5)%
Attributed to non-controlling share holders	182,457	182,176	0.2%

Revenue from contracts with customers

Revenue from contracts with customers increased by 3.6%, or COP 758,422 million, to COP 21,880,509 million in the year ended December 31, 2024, compared to COP 21,122,087 million in the corresponding period in 2023. This increase was primarily driven by the growth in Uruguayan retail sales, bolstered by innovative formats and omnichannel strategies. Sales from Colombian operations increased by 2.7%, driven: (1) by a consistent food category performance; (2) strong omnichannel sales; and (3) the performance of 31 stores opens, converted and reformed.

Our consolidated total revenues from retail sales increased by 3.2%, or COP 638,018 million, to COP 20,864,329 million in the year ended December 31, 2024, compared to COP 20,226,311 million in the corresponding period in 2023. Service revenue increased by 13.1%, to COP 927,149 million in the year ended December 31, 2024, from COP 819,493 million in the corresponding period in 2023 mainly as a result of higher revenues from our real estate properties. Other revenue increased by 16.7%, or COP 12,748 million, mainly as a result of a reimbursement of insurance for claims amounting COP 10,492 million.

Retail sales

		For the year ended December 31,
Operating segment	Banner	2024	2023	Change
		(in millions of COP)		(%)
	Éxito	-	10,214,174
	Carulla	-	2,434,416
	Low-cost	-	2,370,319
Colombia		15,350,761	15,018,909	2.2%
Argentina		1,479,800	1,014,898	45.8%
Uruguay		4,034,404	4,193,328	(3.8)%
Total sales		20,864,965	20,227,135	3.2%
Eliminations		(636)	(824)	(22.8)%
Total consolidated		20,864,329	20,226,311	3.2%

Colombia

Retail sales increased by 2.2%, or COP 331,852 million, to COP 15,350,761 million in the year ended December 31, 2024, compared to COP 15,018,909 million in the corresponding period in 2023. Éxito banner represented 68% of the sales mix, with strong performance in fresh food increasing 6.1% for the year ended December 31, 2024, while the non-food category remained stable decreasing -0.1% when compared to the year ended December 31, 2023. Carulla, accounted for 17% of the sales mix in Colombia, showing a robust growth of 8.6% in food sales, driven by FMCG which grew 9.5%, for the year ended December 31,2024. The low-cost and other segment contributed to 15% of the sales mix, with B2B food sales growing 4.9%, although property development sales declined from 49,396 million in the year ended December 31, 2023 to COP 23,184 million for the year ended December 31, 2024.

Omni-channel sales were a key driver, increasing by 6.5% or 140,147 to COP 2,286,562 million, representing 14.7% of total retail sales. The food category had a growth of 11% and non-food category declined by 1%.

Store expansions, conversions and the results of the 34 Éxito WOW stores and 31 Fresh Market stores, contributed significantly to sales, enhancing customer engagement. These results reflect a gradual recovery in consumption, with customers increasingly purchasing durable goods, real estate, and vehicles as economic expectations improved.

Argentina

Retail sales increased by 45.8%, or COP 464,902 million, to COP 1,479,800 million in the year ended December 31, 2024, compared to COP 1,014,898 million in the corresponding period in 2023. This increase mainly as a result of: (1) an increase of 77.8% in omnichannel sales, and (2) The performance of food sales, growing 64% in local currency.

Uruguay

Retail sales decreased by 3.8%, or COP 158,924 million, to COP 4,034,404 million in the year ended December 31, 2024 compared to COP 4,193,328 million in the year ended December 31, 2023. Even though sales were negatively impacted by a devaluation of 18.5% of the Uruguayan peso against the Colombian peso, sales in local currency (Uruguayan peso) increased 5.8% principally as a result of: (1) the sales of our 33 Fresh Market stores which increased 5.2%, and (2) a solid commercial strategy with positive sales evolution in east region derived from the tourism season, partially offset by negative effects such as consumption outflow to Argentina, derived from lower local production due to the droughts in the Country.

Service and other revenue

	Year ended December 31,
	2024	2023	Change
	(in millions of COP)		(%)
Leases and real estate related income	345,019	317,828	8.6%
Retail Premises	92,241	93,702	(1.6)%
Advertising	92,272	99,224	(7.0)%
Transport	43,625	37,035	17.8%
Telephone services	48,428	40,973	18.2%
Commissions	71,083	33,867	109.9%
Banking services	20,822	21,817	(4.6)%
Lease of physical space	128,636	86,598	48.5%
Administration of real state	59,933	52,613	13.9%
Money transfers	7,748	9,096	(14.8)%
Other	17,342	26,740	(35.1)%
Total service revenue	927,149	819,493	13.1%
Marketing events	17,922	20,228	(11.4)%
Collaboration agreements	11,333	7,513	50.8%
Asset utilizations	9,129	5,423	68.3%
Financial Services	5,013	4,606	8.8%
Real estate projects	4,565	2,592	76.1%
Royalty revenue	3,836	3,783	1.4%
Recovery of other liabilities	1,772	3,777	(53.1)%
Use of parking spaces	1,215	1,889	(35.7)%
Technical advisory	72	79	(8.9)%
Other	34,174	26,393	29.5%
Total other revenue	89,031	76,283	16.7%
Total service and other revenue	1,016,180	895,776	13.4%

Service revenue increased by 13.1%, or COP 107,656 million, to COP 927,149 million in the year ended December 31, 2024, from COP 819,493 million in the corresponding period in 2023, mainly as a result of an increase of: (1) COP 42,038 million due to higher revenues from leases of physical space; (2) COP 37,216 million in commissions; and (3) COP 27,191 million in our real estate properties related income.

Other revenue increased 16.7%, or COP 12,748 million, to COP 89,031 million in the year ended December 31, 2024 from COP 76,283 million in the corresponding period in 2023, mainly as a result of: (1) an increase of COP 7,781 million related mainly to the reimbursement of insurance for claims; (2) an increase of COP 3,820 million in collaboration agreements; and (3) an increase of COP 3,706 million from asset utilizations.

Gross profit

	Colombia			Uruguay			Argentina
	For the year ended December 31,
	2024	2023	Change	2024	2023	Change	2024	2023	Change
	(in millions of COP, except percentages)
Retail sales	15,350,761	15,018,909	2.2%	4,034,404	4,193,328	(3.8)%	1,479,800	1,014,898	45.8%
Service revenue	831,075	753,071	10.4%	30,726	28,529	7.7%	65,348	37,893	72.5%
Other revenue	74,499	63,014	18.2%	14,529	13,485	7.7%	3	15	(80.0)%
Gross profit	3,598,690	3,558,757	1.1%	1,474,941	1,506,654	(2.1)%	459,377	360,632	27.4%
Gross margin	22.1%	22.5%		36.2%	35.6%		29.7%	34.3%

Consolidated gross profit increased 2.0%, or COP 106,965 million, to COP 5,533,008 million in the year ended December 31, 2024, compared to COP 5,426,043 million in the corresponding period in 2023. While our revenues increased 3.6%, our cost of sales increased 4.2% as a result of: (1) inflationary pressures in Argentina and Colombia; and (2) price investment to boost our commercial strategy.

Our consolidated gross margin decreased 40 basis points to 25.29% in the year ended December 31, 2024, from 25.69% in the corresponding period in 2023.

Colombia

Gross profit increased 1.1% in the year ended December 31, 2024, compared to the corresponding period in 2023. This variation was mainly due to an increase in net revenue of 2.7% and in the cost of goods sold of 3.1%. As a result, gross margin decreased 34 basis points to 22.1% in the year ended December 31, 2024, from 22.5% in the corresponding period in 2023, explained by the dynamism in the fourth quarter of the year ended December 31, 2024, compensating for a low consumption in the first half of the year.

Argentina

Gross profit increased 27.4% (in COP) in the year ended December 31, 2024, compared to the corresponding period in 2023 and gross margin reached 29.7%, 452 basis points below the corresponding period in 2023 as a result of an increase in 56.9% in cost of goods sold. This result in gross profit reflects the inflationary and lower consumption trend, price investment and a higher share of the C&C format. Uruguay

Gross profit decreased 2.1% (in COP) in the year ended December 31, 2024 compared to the corresponding period in 2023 and gross margin reached 36.2%, 58 basis points above the corresponding period in 2023, as a result of: (1) lower cost of sales of 63.8% of revenues compared to 64.4% in the same period in 2023; (2) increased share of fresh market stores, reaching 60.3% of total sales compared to 58.8% in 2023; and (3) efficiencies in logistic and cost control.

Distribution, administrative and selling expenses

	Year ended December 31,
	2024	2023	Change
	(in millions of COP)		(%)
Distribution expenses	2,637,171	2,428,475	8.6%
Administrative and selling expenses	358,751	374,502	(4.2)%
Distribution, administrative and selling expenses	2,995,922	2,802,977	6.9%
Employee benefit expenses	1,687,211	1,680,016	0.4%
Total distribution, administrative and selling expenses	4,683,133	4,482,993	4.5%

Distribution expenses & Administrative and selling expenses

Distribution expenses & Administrative and selling expenses increased 6.9% or COP 192,945 million, and represented 64.0% of total distribution, administrative and selling expenses including employee benefit expense for the year ended December 31, 2024, from 62.5% for the corresponding period in 2023. The increase of 6.9% is mainly a result of: (1) an increase in taxes other than income tax of COP 50,437 million; (2) an increase of COP 40,232 million in amortizations and depreciation as a result of an increase in assets due to higher reforms; and (3) COP 26,367 million from repair and maintenance.

Employee benefit expenses

Employee benefit expenses, net increased 0.4%, or COP 7,195 million, in the year ended December 31, 2024, and represented 36.0% of total distribution, administrative and selling expenses for the year ended December 31, 2024, from 37.5% for the corresponding period in 2023. This increase is mainly a result of increases in minimum wages across the region coming from CPI adjustments and local regulations as well as health benefits and pension plans.

Other operating expenses, net

Other operating expenses, net increased 22.4% or COP 13,480 million, to COP 73,749 million in the year ended December 31, 2024 from COP 60,269 million in the corresponding period in 2023. This variation was a result of: (1) a an increase of COP 16,918 million recovery from other liabilities; (2) an increase of COP 10,975 million from recovery for expected credit losses; and (3) an increase of COP 5,981 million in recovery of provisions for legal proceedings, which were offset by: (1) an increase of COP 35, 715 million in restructuring expenses; (2) a decrease of COP 16,451 million in gains for asset sales; and (3) an increase of COP 11,927 million in other provisions.

Operating profit

Our operating profit decreased 12.1%, or COP 106,655 million, to COP 776,126 million in the year ended December 31, 2024, from COP 882,781 million in the corresponding period in 2023. This decrease was mainly due to: (1) an increase of 4.5% or COP 200,140 million in distribution, administrative, and selling expenses; and (2) an increase of 22.4% or COP 13,480 million in Other operating expenses, net, offsetting an increase of 2% or COP 106,965 million in gross profit.

Our operating profit margin decreased to 3.5% for the year ended December 31, 2024, compared to 4.2% in the same period of 2023. This decrease was explained by (1) a decrease of 40 basis points in gross margin; and (2) an increase of 23 basis points in the portion of distribution, administrative, and selling expenses and other operating expenses relative to our total revenue from contracts with customers.

Financial income

Financial income decreased 40.7%, or COP 115,754 million, to COP 168,336 million in the year ended December 31, 2024 from COP 284,090 million in the corresponding period in 2023, explained mainly by an increase of COP 14,698 million in gains from valuation of derivative financial instruments, which was offset by: (1) a decrease of COP 97,180 million in gains from foreign exchange differences; (2) a COP 15,053 million decrease in gains from interest on cash and cash equivalents; and (3) a COP 11,729 million decrease in gains from liquidated derivative financial instruments.

Financial cost

Financial cost decreased 17.0%, or COP 118,698 million, to COP 579,682 million in the year ended December 31, 2024, from COP 698,380 million in the corresponding period in 2023. This decrease was mainly due to: (1) a COP 92,767 million decrease in factoring expenses; (2) a decrease of COP 50,775 million in loss from liquidated derivative financial instruments; (3) a COP 32,634 million decrease in loss from fair value changes in derivative financial instruments; and (4) a COP 23,930 decrease in interest expense on loan and borrowings. This was partially offset by: (1) a COP 51,077 million increase in loss from foreign exchange differences; (2) a COP 21,918 million increase on interest expense on lease liabilities; and (3) a COP 12,640 million increase in Net monetary position expense, effect of the statement of financial position.

Share of profit in associates and joint ventures

Corresponds to share in profit of our joint ventures, Tuya, Puntos Colombia S.A.S. and Sara ANV S.A. that are accounted for using the equity method. In the year ended December 31, 2024, we recognized a share of loss in associates and joint ventures of COP 71,872 million compared to a share of loss in associates and joint ventures of COP 114,419 million in the corresponding period in 2023.

Profit before income tax from continuing operations

Our profit before income tax from continuing operations decreased 17.3%, or COP 61,164 million, to COP 292,908 million in the year ended December 31, 2024 from COP 354,072 million in the corresponding period in 2023, explained by (1) a decrease of COP 106,655 million in operating profit; and (2) a COP 115,754 million decrease in financial income, mainly as a result of a decrease in gains from foreign exchange differences. These were partially offset by (1) a COP 118,689 million decrease in financial costs, mainly due to a decrease in factoring expenses and (2) a COP 42,567 million decrease in share of loss in associates and joint ventures.

Income tax expense

Income tax expense amounted to COP 55,665 million in the year ended December 31, 2024, resulting in an effective tax rate of 19.0%, compared to COP 45,898 million in the corresponding period in 2023, resulting in an effective tax rate of 13.0%. The income tax expense increased 21.3% or COP 9,767 million in the year ended December 31, 2024, mainly due to an increase in the resulting effective taxes rate which increased 600 basis points to 19.0% for the year ended December31, 2024.

Profit for the period

Profit for the period decreased 23.0%, or COP 70,931 million, to COP 237,243 million in the year ended December 31, 2024, from COP 308,174 million in the corresponding period in 2023. This decrease is explained by a COP 61,164 million decrease in profit before income tax and an increase of COP 9,767 million in income tax expense, which lead to a decrease of 37 basis points, resulting in a net margin of 1.1% for the year ended December 31, 2024.

Results of Operations for the years ended December 31, 2023 and 2022

	Year ended December 31,
	2023	2022	Change
	(in millions of COP)		(%)
Continuing operations
Revenue from contracts with customers	21,122,087	20,619,673	2.4%
Cost of sales	(15,696,044)	(15,380,090)	2.1%
Gross profit	5,426,043	5,239,583	3.6%
Distribution, administrative and selling expenses	(4,482,993)	(4,231,887)	5.9%
Other operating revenue	36,894	52,929	(30.3)%
Other operating expenses	(107,433)	(80,152)	34.0%
Other income	10,270	9,661	6.3%
Operating profit	882,781	990,134	(10.8)%
Financial income	284,090	219,909	29.2%
Financial cost	(698,380)	(600,383)	16.3%
Share of profit in associates and joint ventures	(114,419)	(34,720)	229.5%
Profit before income tax from continuing operations	354,072	574,940	(38.4)%
Income tax expense	(45,898)	(325,702)	(85.9)%
Profit for the year from continuing operations	308,174	249,238	23.6%
Net loss from discontinued operations	-	-	-
Profit for the year	308,174	249,238	23.6%
Attributed to controlling shareholders	125,998	99,072	27.2%
Attributed to non-controlling shareholders	182,176	150,166	21.3%

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

Retail sales

		For the year ended December 31,
Operating segment	Banner	2023	2022(a)	Change
		(in millions of COP)		(%)
	Éxito	10,214,174	10,094,080
	Carulla	2,434,416	2,153,203
	Low-cost	2,370,319	2,270,112
Colombia		15,018,909	14,517,395	3.5%
Argentina		1,014,898	1,683,717	(39.7)%
Uruguay		4,193,328	3,553,925	18.0%
Total sales		20,227,135	19,755,037	2.4%
Eliminations		(824)	(961)	(14.3)%
Total consolidated		20,226,311	19,754,076	2.4%

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the year ended December 31, 2022, have been restated for comparative purposes using the same store allocation presented during the year ended December 31, 2023.

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

Uruguay

Retail sales increased by 18.0%, or COP 639,403 million, to COP 4,193,328 million in the year ended December 31, 2023, compared to COP 3,553,925 million in the corresponding period in 2022. Even though sales were negatively impacted by a devaluation of 18.5% of the Uruguayan peso against the Colombian peso, Sales in local currency (Uruguayan peso) increased 9.9% (above local inflation of 5.1%), mainly as a result of: (1) the good performance of the tourism season in 1Q23; (2) the solid growth of the 32 Fresh Market stores (an increase of 11.7%), and (3) the Omnichannel share of 2.7%.

Service and other revenue

	Year ended December 31,
	2023	2022	Change
	(in millions of COP)		(%)
Leases and real estate related income	317,828	264,322	20.2%
Distributors	93,702	84,424	11.0%
Advertising	99,224	94,802	4.7%
Transport	37,035	29,837	24.1%
Telephone services	40,973	34,811	17.7%
Commissions	33,867	27,354	23.8%
Banking services	21,817	19,082	14.3%
Lease of physical space	86,598	100,968	(14.2)%
Administration of real state	52,613	43,719	20.3%
Money transfers	9,096	8,753	3.9%
Other	26,740	33,174	(19.4)%
Total service revenue	819,493	741,246	10.6%
Marketing events	20,228	19,402	4.3%
Collaboration agreements	7,513	8,437	(11.0)%
Asset utilizations	5,423	7,047	-23.0%
Financial Services	4,606	4,149	11.0%
Real estate projects	2,592	34,263	-92.4%
Royalty revenue	3,783	3,530	7.2%
Recovery of other liabilities	3,777	8,830	-57.2%
Use of parking spaces	1,889	1,667	13.3%
Technical advisory	79	73	8.2%
Other	26,393	36,953	-28.6%
Total other revenue	76,283	124,351	-38.7%
Total service and other revenue	895,776	865,597	3.5%

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

Colombia

Gross profit increased 5.1% in the year ended December 31, 2023, compared to the corresponding period in 2022. This variation was mainly due to an increase in net revenue of 3.6% and in the cost of goods sold of 3.2%. As a result, gross margin improved 31 basis points to 22.5% in the year ended December 31, 2023, from 22.2% in the corresponding period in 2022, explained by: (1) the positive performance of the real estate business; and (2) a base effect from food industry adjustments in 4Q22, partially compensated by the effect of inflation on costs and lower contribution from non-food due to high interest rates.

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

Profit for the period

Profit for the period increased 23.6%, or COP 58,936 million, to COP 308,174 million in the year ended December 31, 2023, from COP 249,238 million in the corresponding period in 2022. The profit before income tax from continuing operations decreased COP 220,868 million mainly due to: (1) an increase of COP 251,106 million in distributions, administrative and selling expenses, (2) an increase of COP 97,997 million in financial cost, and (3) an increase of COP 79,699 million in share of profit in associates and joint ventures. However, this result was offset by a decrease in income tax expense of COP 279,804 million resulting in an increase in the profit for the period.

B. Liquidity and Capital Resources

Overview

As of December 31, 2024 and December 31, 2023, we had cash and cash equivalents of COP 1,345,710 million and COP 1,508,205 million, respectively. Our cash and cash equivalents comprise cash in hand, and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria: (1) short-term investments, in other words, with terms less than or equal to three months as of acquisition date; (2) high-liquidity investments; (3) readily convertible into known amounts of cash; and (4) subject to insignificant risks of changes in value.

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

We believe we have the liquidity necessary to meet our commitments for the 12-month period following December 31, 2024.

Cash Flows

The following table summarizes our generation and use of cash for the periods presented.

	For the year ended December 31,
	2024	2023	2022
	(In millions of COP)
Cash and cash equivalents at the beginning of the year	1,508,205	1,733,673	2,541,579
Net cash flows provided by operating activities	275,336	1,527,067	901,429
Net cash flows used in investing activities	(403,595)	(587,503)	(529,929)
Net cash flows used in financing activities	(38,140)	(1,034,390)	(1,235,821)
Net increase (decrease) in cash and cash equivalents	(166,399)	(94,826)	(864,321)
Effects on the variation in exchange rates	3,904	(130,642)	56,415
Cash and cash equivalents at the end of the year	1,345,710	1,508,205	1,733,673

Cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023

Operating activities. Our net cash flows provided by operating activities decreased 81.9%, or COP 1,251,731 to COP 275,336 million for the year ended December 31, 2024, from COP 1,527,067 million for the corresponding period in 2023. This change was primarily due to: (1) a decrease in COP 952,514 million in trade payables and other accounts payables; (2) a COP 438,062 million increase in inventories; (3) a decrease in COP 72,137 million in other liabilities; and (4) a COP 15,240 million in income tax, net. This was partially offset by: (1) an increase of COP 157,065 million in cash generated from operating activities before changes in working capital; (2) a decrease in COP 42,176 million in trade receivables and other receivables; and (3) a decrease in COP 24,649 million in receivables from related parties.

Investing activities. Our net cash flows used in investing activities decreased 31.3%, or COP 183,908 million to an outflow of COP 403,595 million for the year ended December 31, 2024, from COP 587,503 million for the corresponding period in 2023. This change was primarily due to a decrease of: (1) COP 148,048 million in acquisition of property, plant and equipment; (2) COP 38,032 million from business combinations; (3) COP 24,256 million in acquisitions of investment property; and (4) a COP 15,941 million in acquisition of intangible assets. These changes were partially offset by: (1) a decrease of COP 29,730 million in proceeds of the sale of property, plant and equipment and intangible assets; and (2) an increase of COP 14,459 million in contributions to joint ventures.

Financing activities. Our net cash flows used in financing activities decreased 96.3%, or COP 996,250 million to COP 38,140 million for the year ended December 31, 2024, from an outflow of COP 1,034,390 million for the corresponding period in 2023. This change was primarily due to: (1) a decrease of COP 532,797 million in payments of loans and borrowings; (2) an increase of COP 507,990 million in proceeds from loans and borrowings; and (3) a decrease of COP 91,651 million in dividends paid. These changes were partially offset by: (1) an increase of COP 57,674 million in payments of payments received from collections on behalf of third parties; and (2) a decrease of COP 19,700 million in payments of interest of loans and borrowings.

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

Investing activities. Our net cash flows used in investing activities increased 10.9%, or COP 57,574 million to an outflow of COP 587,503 million for the year ended December 31, 2023, from COP 529,929 million for the corresponding period in 2022. This change was primarily due to an increase of: (1) COP 51,902 million in acquisition of property, plant and equipment; (2) an increase of COP 38,032 million in acquisitions through business combinations; and (3) a COP 8,240 million increase in advances to joint ventures. These changes were partially offset by: (1) a decrease of COP 25,150 million in acquisition of investment property; and (2) an increase of COP 13,547 million in proceeds of the sale of property.Cifra

Financing activities. Our net cash flows used in financing activities decreased 16.3%, or COP 201,431 million to COP 1,034,390 million for the year ended December 31, 2023, from an outflow of COP 1,235,821 million for the corresponding period in 2022. This change was primarily due to: (1) an increase of COP 364,226 million in proceeds from loans and borrowings; (2) a decrease of COP 316,756 million in payments on the reacquisition of shares; and (3) a decrease of COP 39,994 million in dividends paid. These changes were partially offset by: (1) an increase of COP 222,016 million in repayment of loans and borrowings; (2) an increase of COP 129,707 million in payments of interest of loans and borrowings; (3) an increase of COP 96,819 million in payment to non-controlling interest; and (4) a decrease of COP 56,357 million in payments received from payments of derivative instruments and other liabilities with third parties.

Indebtedness

As of December 31, 2024 and December 31, 2023, our total consolidated current loans, borrowings, and other financial liability were COP 1,984,727 million and COP 1,029,394 million, respectively, and our total consolidated non-current loans and borrowings were COP 273,722 million and COP 236,811 million, respectively, totaling COP 2,258,449 million and COP 1,266,205 million, respectively. Our total bank loans and borrowings liabilities includes only variable-rate debt. As part of our financial management policies, from time to time we enter swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our strategy is to hold the total of our debt in local currencies.

The following table summarizes our loans and borrowings:

	As of December 31,	As of December 31,
	2024	2023
	(in millions of COP)
Bank loans	1,895,118	815,674
Put option	350,776	442,342
Letters of credit	12,555	8,189
Loans, borrowings, and other financial liability	2,258,449	1,266,205

Current	1,984,727	1,029,394
Non-Current	273,722	236,811

As of the date of this annual report, we are in compliance with all of our loan and debt instruments.

Bank Loans

Our bank loans increased 132.3%, or COP 1,079,444 million to COP 1,895,118 million as of December 31, 2024, compared to COP 815,674 million as of December 31, 2023. This change is principally explained by, proceeds from loans and borrowings of COP 1,749,014 million mainly due to increases in revolving credit lines and reappraisal of interest partially offset by repayment of: (1) loans and borrowings of COP 685,084 million; and (2) payments on interests of loans and borrowings of COP 208,879 million.|

Our bank loans increased 3.1%, or COP 24,576 million to COP 815,674 million as of December 31, 2023, compared to COP 791,098 million as of December 31, 2022. This change is principally explained by, proceeds from loans and borrowings of COP 1,241,024 million mainly due to increases in revolving credit lines and reappraisal of interest partially offset by repayment of loans and borrowings of COP 1,217,881 million.

Put Option

It represents the liability of the put option on a portion of the non-controlling interest in Grupo Disco Uruguay S.A. Grupo Éxito holds a non-controlling interest of 23.35% in Grupo Disco Uruguay S.A. (30.85% as of December 31, 2023), of which 15.66% (23.16% as of December 31, 2023) is subject to a put option held by non-controlling shareholders. This put option is exercisable by the holders at any time until its expiration on June 30, 2025.The exercise price of the put option is determined as the highest of the following three measures:(i) A fixed price in U.S. dollars as stated in the put option agreement, adjusted at an annual rate of 5%, (ii) A multiple of 6 times the average EBITDA of the last two years, minus Grupo Disco Uruguay S.A.’s net debt at the exercise date, or (iii) A multiple of 12 times the average net income of Grupo Disco Uruguay S.A. over the last two years as of December 31, 2024, the highest of these three measures was the fixed price in U.S. dollars. During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Grupo Éxito. Once this assignment was completed, making Grupo Éxito the direct holder of the put option liability, the put-call contract between Grupo Éxito and Grupo Casino was finished.

Letters of Credit

Our letters of credit liability increased by COP 4,366 million to COP 12,555 million as of December 31, 2024 from COP 8,189 million as of December 31, 2023. Our letters of credit liability decreased by COP 4,289 million to COP 8,398D million as of December 31, 2023, from COP 12,587 million as of December 31, 2022.

Available Short-Term Financing

As of December 31, 2024, we had unused revolving credit facilities available for short term financing with Bancolombia S.A. of COP 400,000 million. The use of these lines of credit is conditioned to compliance with certain contractual conditions. As of the date of this annual report, we comply with all contractual conditions, including financial covenants.

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2024:

	Less than a year	One to three years	Three to five years	Thereafter	Total
	(in millions of COP)
Long-term debt obligations (1)	-	283,870	19,137	8,974	311,981
Short-term debt obligations (1)	1,655,488	-	-	-	1,655,488
Time deposits and other bank balances (2)	192,653	-	-	-	192,653
Lease obligations and other financial liabilities	406,060	371,718	646,142	1,087,914	2,511,834
Tax liabilities	119,210	7,321	-	-	126,531
Derivative instruments and collections on behalf of third parties	60,481	-	-	-	60,481
Total	2,433,,892	662,909	665,279	1,096,888	4,858,968

(1)	Maturities of financial liabilities based on non-discounted contractual payments arising from agreements.
(2)	Includes fiduciary rights, term deposit certificates and other cash and equivalents agreements.

The following table summarizes our significant contractual obligations and commitments as of December 31, 2023:

	Less than a year	One to three years	Three to five years	Thereafter	Total
	(in millions of COP)
Long-term debt obligations (1)	—	281,247	22,665	29,137	333,049
Short-term debt obligations (1)	619,150	—	—	—	619,150
Time deposits and other bank balances (2)	30,837	—	—	—	30,837
Lease obligations and other financial liabilities	378,806	365,416	572,697	766,452	2,083,371
Tax liabilities	107,331	8,091	—	—	115,422
Derivative instruments and collections on behalf of third parties	139,810	—	—	—	139,810
Total	1,275,934	654,754	595,362	795,589	3,321,639

(1)	Maturities of financial liabilities based on non-discounted contractual payments arising from agreements.
(2)	Includes fiduciary rights, term deposit certificates and other cash and equivalents agreements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to our bylaws and Colombian corporate law, we are managed by a board of directors and our executive officers. Our bylaws also provide for the establishment of an audit committee to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of December 31, 2024, our board of directors had the audit and risk committee as an additional committee. The responsibilities of this committee are set by its respective internal regulation.

Board of Directors

Our board of directors is the decision-making body responsible for determining the guidelines and general policies of our business, including our overall long-term strategy as well as controlling and overseeing our performance. Our board of directors is also responsible for, among other matters, supervising the activities of our executive officers.

As of December 31, 2024, pursuant to our bylaws, our board of directors consisted of seven members. Regarding the number of independent members of the Board of Directors and the criteria of independence for their election, the Company determines them in accordance with the regulations applicable to the Company. The CEO of the Company may be a member of the Board by virtue of election by the General Shareholders’ Assembly. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors was ordinarily met at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

The following table presents the names, ages and positions of the members of our board of directors as of December 31, 2024.

Name	Age(1)	Position
Miguel Fernando Dueñas	47	Independent Member
Francisco José Fermán Gómez	39	Independent Member
Oscar Samour Santillana	41	Independent Member
Francisco Javier Calleja	80	Non-Independent Member (Chairman)
Juan Carlos Calleja	48	Non-Independent Member
David Alberto Cahen	55	Non-Independent Member
Alberto José Corpeño	47	Non-Independent Member

(1)	As of December 31, 2024.

The business address of our board of directors is Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia.

The following is a brief summary of the business experience of our directors.

Miguel Fernando Dueñas: Miguel Fernando Dueñas has served as member of our board since March 2024. He is a member to the board of director´s audit and risks committee. Mr. Dueñas has a degree in Finance and International Business from Georgetown University and an MBA from Columbia Business School. In 2005 he served as member of the board of directors in Dimension Capital, where he was appointed as CEO and Managing Partner in 2009. Before joining Dimension Capital, he founded GD Capital Partners, an asset management firm. Mr. Dueñas also worked on the investment team at Rhone Capital, a private equity firm based in New York. He currently holds positions on investment committees, advisory boards and boards of directors of several investment funds and multinational corporations.

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

Executive Officers

Our executive officers are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors.

According to our bylaws, our executive officers shall include one Chief Executive Officer, General Manager Colombia and other officers appointed and removed by the board of directors. The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end Statements of financial position data and other legally required financial statements and submitting investment programs and budgets to our board of directors.

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The table below presents the names, age and position of our executive officers.

Name	Age(1)	Election Date	Effective Date	Position
Juan Carlos Calleja Hakker	48	March 21, 2024	March 22, 2024	Chief Executive Officer
Carlos Mario Giraldo Moreno	64	March 21, 2024	March 22, 2024	General Manager Colombia
Ivonne Windmueller Palacio	43	October 26, 2022	December 5, 2022	Chief Financial Officer
Fernando Carbajal Flores(2)	47	March 03, 2025	March 21, 2025	Chief Financial Officer
Luz María Ferrer Serna	42	September 24, 2024	October 1, 2024	Commercial and Supply Vice-President
Sebastián Pérez Arango	35	May 2, 2023	May 3, 2023	Digital Vice-President
Juan Lucas Vega Palacio	46	July 4, 2013	June 24, 2013	Vice-President of Real Estate and Development
Claudia Campillo Velásquez	45	November 29, 2019	December, 15, 2019	Vice-President of Corporate Affairs and General Counsel
Juan Esteban Gómez Sánchez(3)	40	March 28, 2025	April 01, 2025	General Counsel
Pablo Montoya Dávila	43	December 16, 2024	December, 31, 2024	Retail Manager Zone 1
Julio Hincapié Mejía	57	December 16, 2024	December, 31, 2024	Retail Manager Zone 2
Vivian Lucía De La Pava Ruiz	42	December 16, 2024	December, 31, 2024	Human Resources Manager
Ana María Lopera Díaz	46	December 16, 2024	December 16, 2024	Marketing Manager

(1)	As of December 31, 2024.
(2)	Fernando Carbajal was appointed by the Board of Directors following the resignation presented by Ivonne Windmueller Palacio, who remained in her position until mid-March 2025.
(3)	Juan Esteban Gómez was appointed by the Board of Directors following the resignation presented by Claudia Campillo Velásquez, who remained in her position until March 31, 2025.

The business address of our executive officers is Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia.

The following is a brief summary of the business experience of our executive officers.

Juan Carlos Calleja: Juan Carlos Calleja has served as a member of our board of directors since March 2024. He has a degree in Liberal Arts from the Middlebury College and an MBA from New York University. He has served as member of the Asociación de Supermercados de Centroamérica y Panamá, member of the National Education Council, member of the board of directors of the Organización de Presidentes Jóvenes, and member of the board of directors of the Salvadorean Foundation for the Economic and Social Development. He is actually member of the board of directors of Calleja Group, serving also as Vice-President and president of the Calleja Foundation.

Carlos Mario Giraldo Moreno: Carlos Mario Giraldo Moreno is a lawyer from the University of Medellín with a master’s degree in Law from the University of Tulane. He has also studied Strategic Management and Retail Planning at Babson College and refresher studies in Management and Marketing at Kellogg and Stanford. He has a recognized professional career with more than 25 years of experience in mass consumption, including 13 in Nutresa (Noel and Zenú), where he served as President of Industrias Alimenticias Noel and then of the Compañía de Galletas Noel for about 10 years. Likewise, he was President of ANDI’s General Management Board between 2003 and 2004. Until 2021, he was a member of the board of directors of ISA S.A. He has worked in the Éxito Group since 2007, as Retail Operating President between 2007 and 2013, as CEO of the company from March 2013 to March 2024 and as General Manager Colombia from March 2024 to this date. He is currently a member of the board of directors of: FFENALCO (National Federation of Merchants and Entrepreneurs) and Copa Airlines Colombia.

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

Luz Maria Ferrer: Luz Maria Ferrer holds bachelor’s Administrative Engineering from the School of Engineering of Antioquia (Escuela de Ingenieria de Antioquia) in Colombia, and an MBA from University EAFIT. She has over 20 years of experience in the Company, during which time he has held different positions in the commercial area. For almost five years she has been the Manager of Consumer Products.

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

Juan Esteban Gómez Sánchez: Is a lawyer from the Universidad Pontificia Bolivariana, a Master’s degree in International Business Law from the ESADE Business School, in Barcelona, Spain, and a Specialist in State Contracting from the Universidad Externado de Colombia. He has nearly 15 years of experience in the public and private sectors, and for the last three years he has served as the Company’s Legal Director.

Pablo Montoya Dávila: Pablo Montoya Dávila is a Business Administrator from EAFIT University, with a specialization in Political Studies from the same institution and a master’s degree in Administration and Planning from University College London (UCL). He joined Grupo Éxito in 2018, beginning his career in the Sustainability division, where he served for five years. He later held the position of Éxito Brand Manager and currently serves as Retail Manager.

Julio Hincapié Mejia: Julio Hincapié Mejia is a lawyer from the University of Antioquia, with a specialization in Marketing and Business Administration from Universidad del Rosario. With 36 years of experience in the retail sector, he has built his career within Grupo Éxito and its various brands. He began at Super Ley before joining Éxito as a Store Manager, later advancing to District Chief in Bogotá. He subsequently held leadership roles at Pomona and Carulla, where he served as National Operations Manager. He then became Director of the Éxito brand, overseeing nationwide operations. Currently, he serves as Retail Manager for Zone 2. Throughout his tenure, he has played a key role in the development and management of nearly all Grupo Éxito brands, including Ley, Pomona, Vivero, Carulla, Cafam, Surtimax, and Surtimayorista.

Vivian Lucía De La Pava Ruiz: Vivian Lucía De La Pava Ruiz holds a degree in Psychology from the University of Manizales and a specialization in Human Resources from Externado de Colombia University. With over 12 years of experience within the company, she has held various leadership roles, contributing to its organizational development and talent management strategies.

Ana María Lopera Díaz: Ana María Lopera Díaz holds a degree in Social Communication and Journalism from Pontifical Bolivarian University and a specialization in Marketing from EAFIT University. With over 28 years of experience within the company, she has held various strategic roles, contributing to its growth and brand development.

Fernando Alfredo Carbajal Flores: Fernando Carbajal is a seasoned financial executive with over 25 years of experience in consumer goods companies. A CPA and Business Administration graduate from institutions in Honduras, he has held key leadership roles at Unilever across Latin America, the UK, and Singapore, including Corporate CFO for Central America and the Caribbean. His expertise spans financial strategy, business development, and mergers and acquisitions. Since October 2024, he has served as Group CFO of Grupo Calleja.

Changes in Senior Management

On March 21, 2024, our board of directors approved a change in our management and leadership structure in which Juan Carlos Calleja was appointed as our CEO replacing Carlos Mario Giraldo who was appointed as Éxito’s General Manager for Colombia.

On March 10, 2024, Lucas Lopez Lince, serving as Marketing Vice-President, tendered his resignation, Camilo Gallego Ferrer, who served as Vice President of Services since January 19, 2016, stepped down from that position, and was appointed as the head of the Company’s efficiencies effective as of March 11, 2024. He later resigned in June 2024.

Effective September 30, 2024, Carlos Ariel Gómez resigned as Vice President of Business and Supply, with the Board of Directors appointing Luz María Ferrer Serna as his successor.

Two vice presidencies—Executive and Retail—were directly managed by General Management for Colombia. Consequently, José Gabriel Loaiza (Chief Operating Officer) and Jorge Jaller Jaramillo (Vice-President of Retail for Éxito and Carulla) exited the organization at the end of December 2024, with their responsibilities consolidated under General Management for Colombia, led by Carlos Mario Giraldo.

Juan Felipe Montoya Calle, Vice President of Human Resources, retired from the Company at the end of December. Human Resources affairs were subsequently managed by the Human Resources Department, with Vivian de la Pava—formerly Regional Head of Human Resources—being promoted to lead the department and joining the Executive Committee of General Management.

The creation of regional retail management teams who reports directly to General Management for Colombia and are part of the Executive Committee. Consequently, Pablo Montoya Dávila and Julio Hincapié Mejía, both serving as regional retail managers covering the entire country, directly led the operations of all brands and stores in Colombia. Additionally, the Marketing Management was established, led by Ana María Lopera Díaz, who brought over 28 years of experience with the Company and joined the Executive Committee.

On March 03, 2025, Fernando Carbajal was appointed by the Board of Directors as Financial and Administrative Vice President, effective as of March 21, 2025, and following the resignation presented by Ivonne Windmueller Palacio. Later, on March 28, 2025, Juan Esteban Gómez was appointed by the Board of Directors as General Counsel, following the resignation presented by Claudia Campillo Velásquez, who remained in her position until March 31, 2025.

B. Compensation

The annual compensation of executive officers shall consist of a fixed remuneration component, which will be determined by the Company’s Chief Legal Representative in conjunction with the Chairman of the Board of Directors.

Salary adjustments arising from situations of necessity or convenience for executive officers shall be defined by the Company’s Chief Legal Representative in conjunction with the Chairman of the Board of Directors, in accordance with this Policy.

Finally, the compensation package for executive officers may include a variable remuneration component and benefits, which shall be authorized by the Board of Directors and implemented by the Chief Legal Representative and the Chairman of the Board of Directors.

	Executive Officers			Board of Directors
	December 31,			December 31,
	2024	2023	2022	2024	2023	2022
No. of members	8.75	11.08	10.42	7	9	9
No. of remunerated members(1)	8.75	11.08	10.42	4	9	9
Amount of the highest remuneration (COP millions)	1,921.32	7,570.83	6,141.24	44	589	453.1
Amount of the lowest remuneration (COP millions)	654.9	579.34	644.89	34	191	230.6
Average value of remuneration (COP millions)	2,849.47	2,398.69	2,394.22	39	336.1	305.1

(1)	Number of remunerated members corresponds to the annual average of the members remunerated calculated on a monthly basis.

Notes:

Executive officers
December 31, 2024

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company’s results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 85% of the total highest compensation recognized in the Company’s results, which includes long-term variable compensation, while the lowest compensation corresponds to 83%.

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

Board of directors
December 31, 2024	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

December 31, 2023	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

December 31, 2022	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

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

As of December 31, 2024, pursuant to our bylaws, our board of directors consisted of seven members. Regarding the number of independent members of the Board of Directors and the criteria of independence for their election, the Company determines them in accordance with the regulations applicable to the Company. The CEO of the Company may be a member of the Board by virtue of election by the General Shareholders’ Assembly. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors was ordinarily met at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

As of December 31, 2024, our board of directors was composed of seven members elected by our shareholders, with three of those being independent directors. For more information about the composition of our board of directors as of the date of this annual report, see “Item 4. INFORMATION ON THE COMPANY — A. History and Development of the Company — Recent Developments”.

We are managed by our board of directors and by our executive officers. None of our directors or officers is party to employment agreements providing for benefits upon termination of employment, except for those benefits provided by Colombian labor law.

As of December 31, 2024, Éxito shall have one Chief Executive Officer, who must be an employee, one General Manager Colombia and other officers including vice presidents, which are appointed by the board of directors for an indefinite term, although they may be removed by the board of directors at any time.

The responsibilities of our Chief Executive Officer include acting on behalf of Éxito, adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end Statements of financial position data and other legally required financial statements and submitting investment programs and budgets to our board of directors. The secretary general and the vice presidents are also legal representatives of Éxito.

According to the bylaws amendment proposal approved by the General Shareholders Assembly held on March 27, 2025, Éxito shall have one Chief Legal Representative and other alternate legal representatives, which are appointed by the board of directors for an indefinite term, although they may be removed by the board of directors at any time. The responsibilities of the Chief Legal Representative remain the same.

Board Committees

As of December 31, 2024, our Board of Directors had approved the creation of the audit and risk committee. The audit and risk committee must be chaired by an independent member and must have participation of all independent members of the board. In addition to these committees, the board of directors may create other committees with special roles.

Audit and Risk Committee

As of December 31, 2024, the audit and risks committee was comprised exclusively of all the independent members of our board of directors: Miguel Fernando Dueñas (Chairman), Francisco José Fermán Gómez and Óscar Samour Santillana.

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

The functions of the committee are, among others:

●	Ensuring that the policies, accounting criteria and current practices are adequately applied in the creation, disclosure and communication of financial information and the preparation of reliable internal information for decision-making.

●	Supporting the board of directors in the supervision of financial information.

●	Ensuring that the preparation, presentation, and disclosure of the financial statements is in accordance with the law.

●	Reviewing and proposing the Company’s risk policy to the board of directors and being aware of and regularly monitoring the Company’s main risks, including those assumed in off-balance-sheet operations.

●	Reviewing the limitations of risks and reports on risks, making the appropriate recommendations to the board of directors.

●	Analyzing and assessing the Company’s risk control tools and systems.

●	Considering and proposing to the board of directors the structure, procedures, and methodologies necessary for the operation and effectiveness of the Internal Control System.

●	Monitoring the internal control systems, checking whether they are sufficient, and recommending their approval or installation to the board of directors.

●	Supervising the function of the internal audit department, receiving regular information about its activities, assessing its performance, informing the board of directors thereof, reviewing its effectiveness and independence inside the Company, and ensuring that it is not unjustifiably limited.

●	Supporting the board of directors in reviewing the coordination of internal audit activity and with other control and supervisory functions for the Company, whether they are internal or external.

●	Reviewing the plan, scope, approach and results of the statutory audit service, and its quality and effectiveness.

●	Regularly interacting and maintaining relations with the statutory auditor and assessing and informing the board of directors of all the situations that may limit its access to information or put its independence at risk, and any others related to its plan and the development of the financial audit, as well as the other communications provided by legislation and technical audit standards.

●	Supervising the efficiency and adequate operation of regulatory compliance and the System anti-money laundering and counter terrorist financing system.

●	Assessing and informing the board of directors of cases of conflicts of interest in which it may be implicated, directly or indirectly, or through a related party.

Family Relationships

Juan Carlos Calleja has been serving as our CEO since March 21, 2024. He is the son of Francisco Javier Calleja Malaina, who is the ultimate beneficial owner of 86.84% of the Company.

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

D. Employees

As of December 31, 2024, we had a total of 39,871 full-time employees in Colombia, Uruguay and Argentina. The following tables set forth the number of our full-time employees by function and geography as of the dates indicated:

	As of December 31, 2024
Function	Colombia	Argentina	Uruguay	Total
Administrative	1133	276	418	1,839
Operational.	29,220	2,187	6,637	38,032
Total	30,353	2,463	7,055	39,871

	As of December 31, 2023
Function	Colombia	Argentina	Uruguay	Total
Administrative	1,364	285	443	2,092
Operational.	32,034	2,341	6,667	41,042
Total	33,398	2,626	7,110	43,134

	As of December 31, 2022
Function	Colombia	Argentina	Uruguay	Total
Administrative	1,481	273	381	2,135
Operational.	31,949	2,227	6,460	40,636
Total	33,430	2,500	6,841	42,771

As of December 31, 2024, 2022 we had 1,512, 2,317, and 3,071 outsourced employees. More than 90% of our outsourced employees provide services for our retail operations.

Our employee turnover index in Colombia for the year ended December 31, 2024, 2023 and 2022 was 21.7%, 27.2%, and 12.3%, respectively.

Our management believes that our employee relations, including those with labor unions, are constructive. We maintain open communication through established, institutionalized channels that are continually enhanced to facilitate dialogue with employees generally, as well as with trade union representatives.

E. Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of December 31, 2024:

●	each shareholder who owns more than 5% of the Éxito common shares;

●	each person who serves on our board of directors;

●	each member of our senior management; and

●	all our directors and executive officers, as a group.

Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Éxito’s common shares. None of the shareholders listed below have different voting rights , voting rights of the shareholders are proportionate to their shareholdings

	Common Shares		Total Shares
Shareholder	Number	%	Number	%
Grupo Calleja:
Cama Commercial Group, Corp.	1,127,117,641	86.8%	1,127,117,641	86.8%
Total Grupo Calleja(1)	1,127,117,641	86.8%	1,127,117,641	86.8%
BDR holders	127,787,916	9.7%	127,787,916	9.7%
ADS holders	20,755,864	1.6%	20,755,864	1.6%
bvc shareholders	22,202,938	1.7%	22,202,938	1.7%
Others	170,746,718	13.2%	170,746,718	13.2%
Directors and Officers:
Miguel Fernando Dueñas	—	—	—	—
Francisco José Fermán Gómez	—	—	—	—
Oscar Samour Santillana	—	—	—	—
Francisco Javier Calleja	—	—	—	—
Juan Carlos Calleja	—	—	—	—
David Alberto Cahen	—	—	—	—
Alberto José Corpeño	—	—	—	—
Miguel Fernando Dueñas	—	—	—	—
Carlos Mario Giraldo Moreno	*	*	*	*
Ivonne Windmueller Palacio	—	—	—	—
Luz María Ferrer Serna	—	—	—	—
Sebastián Pérez Arango	—	—	—	—
Juan Lucas Vegas Palacio	*	*	*	*
Claudia Campillo Velásquez	—	—	—	—
Pablo Montoya Dávila	—	—	—	—
Julio Hincapié Mejía	—	—	—	—
Vivian Lucía De La Pava Ruiz	—	—	—	—
Ana María Lopera Díaz	—	—	—	—
Fernando Carbajal Flores
Juan Esteban Gómez Sanchez	—	—	—	—
Total directors and officers	*	*	*	*

(1)	Cama Commercial Group, Corp. is wholly-owned by Clarendon Worldwide S.A. (“Clarendon”). Clarendon was formed to serve as an acquisition vehicle for the purpose of making the Tender Offers. All of Clarendon’s issued and outstanding shares is held by Fundación El Salvador del Mundo (the “Foundation”). The board of the Foundation has a sole member, Avelan Enterprise Ltd. (“Avelan”), which is an entity wholly owned by Francisco Javier Calleja Malaina. Mr. Calleja is the sole beneficiary of, and controls, the Foundation. Mr. Calleja, a Salvadorean citizen, controls Grupo Calleja (“Grupo Calleja”). See the Schedule 13D filed on 1/24/2024 for additional details.

*	Less than 1%.

B. Related Party Transactions

As of December 31, 2024, we were considered as a subsidiary of Cama Commercial Group Corp.

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

We do not incur in principal transactions with related parties as of December 31, 2024. For more information about our related party transactions, see note 10 to our audited consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to pages F-1 – F-101 for a list of all financial statements filed as part of this annual report.

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

	As of December 31,
	2024	2023	2022

Labor proceedings	14,153	10,211	10,902
Civil proceedings	4,476	7,250	5,516
Administrative and regulatory proceedings	-	2,275	2,683
Total	18,629	19,736	19,101

Set forth below are the main individual proceedings to which we were subject as of December 31, 2024

Administrative and Regulatory Proceedings

DIAN (National Tax Authority) - Corporate Income Tax 2015:

●	Issue: DIAN rejected the deduction of inventory loss costs and imposed a penalty.

●	Action: The company filed a lawsuit seeking nullity of the tax return modification and the penalty.

●	Status: Lawsuit admitted on January 26, 2022; awaiting first instance ruling.

●	Estimated Amount: $42,210 million (including tax, penalty, and yields).s

BAT (Barranquilla Tax Authority) - Industry and Trade Tax 2018-2020:

●	Issue: Rejection of gas station cost deductions and taxation on non-taxable income.

●	Action: Filed nullity claims seeking annulment of tax modification and penalties.

●	Status: Lawsuit admitted in 2024; awaiting first instance ruling.

●	Estimated Amount:

o	2018: $3,291 million

o	2019: $3,790 million

o	2020: $2,664 million

ATA (Atlántico Tax Authority) - Security and Citizen Coexistence Tax 2015-2019:

●	Issue: Obligation to pay the Security and Citizen Coexistence Tax.

●	Action: Filed a lawsuit seeking nullity of the tax, arguing constitutional violations by non-capability to create the tax.

●	Estimated Amount: $1,226 million (including tax, penalty, and yields).

TTA (Tolú Tax Authority) - Tax 2020-2022:

●	Issue: Penalty for not filing the annual tax return, despite company file and pay the tax using a bimonthly period.

●	Action: Filed a nullity lawsuit against the administrative acts imposing the penalty.

●	Estimated Amount: $4,175 million (including tax, penalty, and yields).

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

The annual shareholders’ general meeting where distribution of profits is considered must be held within three months of the end of the fiscal year, and the dividend is generally paid shortly thereafter. Our shareholders may in their sole discretion, determine whether we will pay any dividends, and consequently, we cannot assure you as to the amount of dividends per common share or that any such dividends will be declared.

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

A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (one UVT is equivalent to $10.7 U.S. Dollar in 2024) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024, 2023 and 2022.

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

	Outstanding shares (1)	Dividends per share paid	Cash dividend paid	Earnings per Share (EPS)
		(COP)	(COP millions)	(COP)

2022	1,297,864,359	183.05	237,580	76.33
2023	1,297,864,359	167.50	217,293	97.08
2024	1,297,864,359	50.49	65,502	42.21

(1)	Shares outstanding as of end of period.

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2024.

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

Orders to suspend trading in securities may be issued pursuant to Decree No. 2555, the Rules of the Colombian Stock Exchange (Circular Básica Jurídica de la Bolsa de Valores de Colombia), and the Regulation of the Colombian Stock Exchange (Reglamento de la Bolsa de Valores de Colombia). Under Decree No. 2555, the Colombian Stock Exchange may suspend trading of the securities of an issuer when there is a circumstance that affects or may affect the regular-course operation of the Colombian Stock Exchange, or when the Colombian Stock Exchange considers it necessary in order to protect investors’ interests or the Colombian Stock Exchange itself. Decree No. 2555 also authorizes the Colombian Stock Exchange to suspend trading of an issuer’s securities if authorized by the Colombian Superintendence of Finance in response to the issuer’s non-compliance with Colombian securities laws or regulations. Under the Rules of the Colombian Stock Exchange, the Colombian Stock Exchange may suspend one or more trading sessions when the general index of the Exchange experiences a negative variation of ten percent (10%) or more compared to the index at the start of the corresponding trading day. The suspension of trading sessions due to the aforementioned percentage decrease may occur only once during the trading day, and the Exchange will determine, through a Circular, the duration of the suspension in this case.Once this period has elapsed, the Exchange must resume trading sessions on the same day the suspension occurred. However, if an additional decrease of five percent (5%) or more occurs relative to the index value at the start of the trading day, the trading session must be definitively suspended until the next trading day.

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

During the second half of 2021, the Colombian Stock Exchange announced the subscription of an agreement to integrate its operations with those of the stock exchanges of Perú and Chile. The agreement intends to implement a single regional trading platform; hence the three stock exchanges are currently working on the integration of the trading, clearing, and settlement platforms. The SFC has authorized the acquisition of the shares of the Colombian Stock Exchange by the Chilean holding, and on August 31, 2023, shareholders of the three stock exchanges decided to incorporate a new holding company whose CEO will be the former CEO of the Colombian Stock Exchange, Mr. Juan Pablo Córdoba. As a result of this new structure, it will be necessary to obtain additional regulatory authorizations required in each jurisdiction, conduct capitalization processes, and fulfil certain operative process during 2024. It is expected that the equity markets integration will be finalized by the last quarter 2025.

The single regional trading platform is called Nuam Exchange. It unifies the markets with the goal of developing the economies of our countries, supporting business growth, and offering more attractive investment alternatives with greater diversification opportunities. The consolidation of a new stock market ecosystem for the region—one that provides a fully integrated value chain from start to finish, without geographical differences—is an ambitious process that we have developed through various projects.

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

C. Material Contracts

There are no material contracts as of December 31,2024.

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

In order to determine the amount of profits taxed at the corporate level a formula needs to be applied. In general, the formula provides that the result from subtracting each year’s income tax from each year’s taxable basis corresponds to the amount of profits taxed at the corporate level that can be distributed as dividends untaxed with the corporate income tax (these dividends are only subject to the dividend tax withholding as explained below). The excess corresponds to those profits that were not taxed at the corporate level. In this case, dividends will be taxed at the corporate income tax rate plus the dividend withholding tax as explained below:

●	Dividends paid to a foreign entity or a non-resident individual from profits that have not been taxed at the corporate level in Colombia are (i) taxed at the general income tax of 35%, and (ii) the net income resulting from subtracting such tax from the gross dividend income will be subject to an additional tax of 20% as of January 1, 2023. Applicable taxes on dividends distributed to non-resident individuals will be paid through the withholding mechanism.

●	Dividends paid to a foreign entity or non-resident individual out of profits taxed at corporate level are only subject to a 20% dividend tax payable through the withholding mechanism for distributions made.

●	The dividend distribution paid to a resident entity from profits that have not been taxed at the corporate level, will be taxed at the general income tax rate of 35% as from 2022, plus withholding in lieu of a dividend tax at 10% on the balance (this tax is creditable up the structure until the first Colombian individual or non-resident shareholder is reached). The second distribution of those dividends will not be levied with dividend tax.

●	The first dividend distribution paid to a resident entity out of profits taxed at the corporate level are subject only to the 10% dividend tax. From the second distribution thereon, the dividends are not subject to dividend tax.

●	Dividends paid to a resident individual from profits that have not been taxed at the corporate level in Colombia are taxed at the general income tax rate of 35% as from 2022, plus a 0 to 39% dividend tax on the balance for dividend distributions made on or after January 1, 2023. In this case, the resident individual could potentially benefit from a maximum 19% tax credit that could potentially reduce the maximum effective dividend tax to 20%.

●	Dividends, in excess of 1,090 UVT, paid to a resident individual out of profits taxed at corporate level, are only subject to a 0 to 39% dividend tax on the balance for dividend distributions made on or after January 1, 2023. In this case, the resident individual could potentially benefit from a maximum 19% tax credit that could potentially reduce the maximum effective dividend tax to 20%.

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

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average fair market value of its assets is attributable to assets that produce “passive income” or are held to produce “passive income.”

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

Based upon the composition of our gross income and gross assets, the market value of our assets and the nature of our business, we do not believe that we were treated as a PFIC for the taxable year ending on December 31, 2023, and do not expect to be treated as a PFIC for the taxable year ending on December 31, 2024. However, there can be no assurance that Éxito will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Éxito’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If Éxito were a PFIC for any taxable year during which a U.S. Holder owned the Éxito Shares, gains recognized by such U.S. Holder on a sale or other disposition of the Éxito Shares would be allocated ratably over the U.S. Holder’s holding period for such Éxito Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Éxito became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Éxito Shares in excess of 125% of the average of the annual distributions on such shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described in the two immediately preceding sentences. A “qualified electing fund” election or “mark-to-market” election may be available with respect to a U.S. Holder’s Éxito Shares that would result in alternative treatments to such holder if Éxito is classified as a PFIC. If Éxito is classified as a PFIC in any year that a U.S. Holder holds Éxito Shares, Éxito generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if Éxito ceases to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Éxito Shares during any taxable year in which Éxito is a PFIC, that holder generally will be required to file an annual IRS Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the Éxito Shares, including the availability of the “qualified electing fund” election or “mark-to-market” election with respect to their Éxito Shares.

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

Sale of BDRs

Brazilian legislation does not provide a clear guidance of taxation of transactions with BDRs. In this sense, there is some controversy over whether these may be deemed assets located in Brazil. If BDRs are deemed to be located in Brazil, capital gains assessed on a Non-Resident Holder on the disposition of BDRs carried out on a Brazilian stock exchange are:

●	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373 (a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction.

●	arguably subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder and is a resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) is not a 4,373 Holder and is not a resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

●	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

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

Under Brazilian legislation, there are legal grounds to support that the disposition of BDRs by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 of Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are non-existent.

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

On December 29, 2022, the Brazilian government published Provisional Measure No. 1,152 which was converted into Law No. 14,596 in June 15, 2023 (“Law 14,586”). Law 14,586 introduces changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the OECD. Specifically in relation to the concepts of Favorable Tax Jurisdictions and Privileged Tax Regimes, further detailed above, Law 14,586 established a minimum threshold tax rate of 17%, a change from the minimum rate of 20% foreseen in the current legal provisions. As mentioned above, the 17% rate is already adopted as a minimum threshold, in certain cases based on an authorization granted by the rules currently in force. Under current rules, however, tax authorities may reinstate the 20% threshold at any time. Law 14,596 sets in legal statutes that minimum 17% threshold. This new threshold will be applicable from January 2024 onwards, except in the case of taxpayers that opted to anticipate the effects of said law.

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

Our investor relations website is located at https://www.grupoexito.com.co/ (This URL is intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.)

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instrument Risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on our revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability. We regularly assess each of these risks to minimize any adverse effects on our business because of those factors.

For a detailed discussion and sensitive analyses of our exposure to these risks, see note 39 to our audited consolidated financial statements included elsewhere in this annual report.

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

Foreign Exchange Risk

While most of our transactions, assets, and liabilities are denominated in Colombian pesos, our functional currency, we do incur expenditures in currencies other than our functional currency. This exposes us to the risk of currency fluctuations impacting on the value of our cash flows. However, historically, we have managed this risk by covering all transactions in foreign currency using derivative financial instruments such as swaps and/or forwards.

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

D.4.ii. FEES TO BE PAID IN THE FUTURE

The Depositary may make available to the Company a set amount, or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report on Form 20-F, have concluded that by the end of 2024 our disclosure controls and procedures were not effective due to the material weaknesses listed below.

B. Management’s Annual Report on Internal Control over Financial Reporting

The Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the receipts and expenditures of the Company are being made only in accordance with appropriate authorization of management and the board of directors; and, (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on such assessment and criteria, as of December 31, 2024 the internal control over financial reporting was not effective due to the material weaknesses as described below:

●	Ineffective controls over manual journal entries: The Company has not completed the process of establishing the proper design or maintain effective controls over the classification criteria for journal entries between manual and automated entries. Specifically, a control criterion was not designed to ensure that automated journal entries excluded from the analysis were not manually impacted.

●	Oversight of Financial Reporting and ICOFR: The Company has not completed the process of establishing the proper design of certain Entity Level Controls that support the effectiveness of internal control over financial reporting, particularly those related to strengthening staff with the necessary competence and authority to ensure adequate oversight of internal control and financial reporting.

C. Remediation of Material Weaknesses identified for the fiscal year 2023

As stated in our annual report on Form 20F, for the fiscal year ended December 31, 2023, management identified 6 material weaknesses regarding to Segregation of review and approval of journal entries, Inventory, Financial Reporting Process, Oversight of Financial Reporting and ICOFR, Going Concern and Revenue and Collection for Libertad S. A., 2 of which have not been remediated at December 31, 2024.

During 2024, The Company implemented the required controls and performed additional procedures to determine the effectiveness of the design and operation of such controls. The Company’s remediation actions included:

Inventory Control: The Company designed and implemented a control to determine whether the inventory associated with shrinkage at the end of the period is accurate through cyclical counts on inventories based on criticality or risk of loss per sub-line. To improve controls, The Company designed and implemented a new control for determining the provision for recognized loss. Additionally, The Company has implemented monitoring controls that validate the existence of the inventory at year-end. According to these actions implemented, The Company determined that the material weakness was remediated.

Financial Reporting Process: The Company implemented a checklist aligned with IASB standards to guide the preparation and review of Financial Statements, ensuring disclosures comply with the applicable accounting framework. A control was also established for the 20-F filing to ensure proper oversight and approval of financial and non-financial information disclosed to the market. Additionally, a new qualified individual was appointed to lead the preparation process, meeting the required competence and expertise for the role. According to these actions implemented, The Company determined that the material weakness was remediated.

Evaluation of Going Concern: The Company improved the documentation and information used to analyze the going concern assumption, including monitoring cash position, working capital, minimum cash levels, and debt limits. The implementation of this plan was effective, management observed no indicators of asset impairment or insolvency risk that could lead to the Company’s dissolution.

Revenue and Collection Control for Libertad S.A.: For the subsidiary Libertad in Argentina, the design of controls related to income and collections was enhanced. Controls within the revenue and collection cycle were reviewed and strengthened to ensure that those focused on reconciliation, review, and accounting recognition provide reasonable assurance of accuracy. According to these actions implemented, The Company determined that the material weakness was remediated.

D. Plan of remediation of Material Weaknesses identified in the fiscal year 2024

We are currently executing a remediation plan that includes the following actions:

Ineffective controls over manual journal entries: During the fiscal year 2023, the Company identified a material weakness related to Review and Approval of Journal Entries. The Company did the following actions to remediate it, based on the prior year remediation plan, associated with enhanced journal entry review process by updating previously established criteria deemed critical, eliminating the threshold, and implementing a new sampling methodology. However, during the testing the Company identified an issue related to the lack of control criterion to ensure that automated journal entries excluded from the analysis were not manually impacted and based on this, the Company does not consider it remediated yet. The Company define a new remediation plan to do the following actions which includes modify the design of the control which includes the development of a software solution to ensure the correct classification criteria between manual and automated journal entries and adjust the parameters used to identify the entries subject to monitoring, in order to fix the issue.

Oversight of Financial Reporting and ICOFR: During the fiscal year 2023, the Company identified a material weakness related to Oversight of Financial Reporting and ICOFR. The Company did the following actions to remediate it, based on the prior year remediation plan, associated with enhanced oversight of financial reporting and internal control over financial reporting (ICOFR) which included ongoing reporting to the Audit Committee for quarterly review. However, during the testing the Company identified an issue related to the process of establishing the proper design of certain Entity Level Controls that support the effectiveness of internal control over financial reporting, particularly those related to strengthening staff with the necessary competence and authority to ensure adequate oversight of internal control and financial reporting and based on this, the Company does not consider it remediated yet. The Company define a new remediation plan to do the following actions which includes enhancing its training program to ensure compliance with Sarbanes-Oxley requirements, strengthening the succession plan for key positions that support Internal Control over Financial Reporting (ICOFR) by ensuring the necessary competence and authority to oversee effective control execution, and improving internal communication to reinforce personnel commitment and competence in executing internal controls.

E. Attestation report of the independent registered accounting firm

PwC Contadores y Auditores S.A.S., the independent registered certified public accounting firm that audited the Company’s consolidated financial statements included elsewhere in this Form 20-F, has issued a report on the Company’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report of our independent registered public accounting firm appears commencing on page F-1 of this Annual Report on Form 20-F and is incorporated herein by reference.

F. Changes in Internal Control over Financial Reporting

Except for the remedial actions described in paragraph C for the year ended December 31, 2024, no changes were made to our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Miguel Fernando Dueñas, a member of our audit committee as of December 31, 2024, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 4”

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC Contadores y Auditores S.A.S. located in Colombia with PCAOB ID 6466*, acted as our independent registered certified public accounting firm for the fiscal years ended December 31, 2024. KPMG S.A.S. located in Colombia with PCAOB ID 5070, acted as our independent registered certified public accounting firm for the fiscal year ended December 31, 2023. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2024 and 2023, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2024	2023
(In millions of COP)
Audit Fees	7,950	11,677
Audit-Related Fees	-	757
Tax Fees	-	-
All Other Fees	-	-
Total	7,950	12,435

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Due to the rotation of independent auditors establish in the Company’s Bylaws and Corporate Governance Code, On August 12, 2024, the Audit and Risks Committee approved our board of director’s proposal to change KPMG S.A.S. (“KPMG”) as our principal account and engage PWC Contadores y Auditores S.A.S. (“PWC”) to provide audit services for the years 2024 and 2025.

The audit reports of KPMG on our consolidated financial statements as of and for the years ended December 31, 2023, and December 31, 2022, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through August 12, 2024, there were no (1) disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, or (2) reportable events, other than what is identified in the following paragraph.

During the fiscal years ended December 31, 2023, and 2022, as disclosed in Items 5 and 15 of the Form 20-F of 2023, KPMG advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist. These material weaknesses, as defined in Item 16F(a)(1)(v), were broadly discussed with the Chairman of the Audit and Risks Committee, the CEO, the CFO and other senior management members, in the meetings held on April 30, 2024 and July 3, 2023.

The registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant (PWC) concerning the subject matter of each of such events. We have provided KPMG with a copy of this Item 16F and have requested and received from KPMG a letter addressed to the SEC stating whether or not KPMG agrees with the above statements. A copy of the letter from KPMG is attached as Exhibit 15.5 to this registration statement.

During the fiscal years ending December 31, 2023, and 2022, and the subsequent interim period through August 12, 2024, neither us nor anyone acting on our behalf consulted PWC regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

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

NYSE Standards	Our Corporate Governance Practices

Director Independence

The majority of the board of directors must be independent. §303A.01. “Controlled companies,” which would include Almacenes Éxito if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	In accordance with the bylaws of Éxito, the board of directors shall be composed of seven members, of which at least three must be independent. The term of the board of directors shall be two years, counted from the date on which it was elected by Éxito’s shareholders meeting. As provided by Colombian law, the appointment of the Company’s directors is carried out through a system that ensures proportional representation for all shareholders. As of the information revealed in “Explanatory Notes – Tender Offers”, Éxito is a controlled company.

Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management. §303A.03.	A comparable rule does not exist under Colombian law. Pursuant to our bylaws, the board of directors shall ordinarily meet at least four times a year, to cover and review, among others, the following matters of the Company: strategy, corporate governance, control environment and risk management, conflicts of interest, related party transactions, financial and investment management, operation of the Board of Directors, management, financial and non-financial reporting, and shares and shall extraordinarily meet whenever necessary.

Nominating/Corporate Governance and Sustainability Committee

A nominating/corporate governance and sustainability committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Colombian law does not require the establishment of a nominating, and a corporate governance and sustainability committee composed entirely of independent directors. Pursuant to our bylaws, our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, the Company does not have a Nominating/Corporate Governance and Sustainability Committee. The responsibilities of our committees are set by their respective internal regulations.

Remuneration Committee

A remuneration committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Colombian law does not require the establishment of a remuneration committee composed entirely of independent directors. As of the date of this annual report, the Company does not have a Remuneration Committee.

Audit and Risk Committee

An audit committee with a minimum of three independent directors satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06 and 303A.07.	According to Law 964 of 2005, Colombian companies that are authorized to issue securities by the Superintendence of Finance of Colombia must have an audit committee that satisfies the requirements of Law 964 of 2005, including its minimum number of members, independence criteria and audit related duties. Our audit and risk committee is composed entirely of independent Directors, and the committee meets the requirements of Law 964 of 2005 and Rule 10A-3 under the Exchange Act.
Code of Ethics for Directors, Officers and Employees

Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Our board of directors has adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer. This code of ethics is available at our website www.grupoexito.com.co. Information from that website is not incorporated by reference into this document.

Equity Compensation Plans

Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Under Colombian law, no similar right to vote on equity compensation plans and material revisions thereto is given to shareholders. Additionally, the Company does not offer share- based compensation to the board of directors or employees.

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

In 2024 in Grupo Éxito no cybersecurity incidents were identified that represent materiality for the company, nor were there any incidents associated with the leakage or exposure of data, including personally identifiable data.

In 2024, the company invested approximately 8.7% of its total technology budget, which was over US$36 million in cybersecurity. This investment focused on improving processes, capabilities and controls and strengthening the cybersecurity strategy, enabling it to reach an optimized maturity level.

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

The CISO and its teams are well trained and experienced professionals in information systems security.

The cybersecurity strategy, its progress and the projects involved are periodically presented to senior management at the Chairman’s Committee.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements

Almacenes Éxito S.A.

(b) List of Exhibits

Exhibit No.	Description
1.1	Bylaws of Almacenes Éxito S.A. (English translation).
1.2	Amendment to Bylaws of Almacenes Éxito S.A. (English translation).
2.4	Description of Securities
8.1	List of subsidiaries of the Registrant. See note 1.1 to our audited consolidated financial statements.
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
15.5	Letter from KPMG S.A.S. regarding change in registrant’s certifying accountant
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2025	Almacenes Éxito S.A.

Carlos Calleja Hakker
	Name:	Carlos Calleja Hakker
	Title:	Chief Executive Officer

Fernando Carbajal Flores
	Name:	Fernando Carbajal Flores
	Title:	Chief Financial Officer

Almacenes Éxito S.A.

Consolidated financial statements

As of December 31, 2024 and 2023 and for the Years ended December 31, 2024, 2023 and 2022

INDEX TO FINANCIAL STATEMENTS

Almacenes Éxito S.A.

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

/s/ KPMG S.A.S.

KPMG S.A.S.

We have served as the Company’s auditor from 2022 to 2024.

Medellín, Colombia
April 30, 2024

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Almacenes Éxito S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Almacenes Éxito S. A. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the year ended then, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the ineffective controls over manual journal entries and Oversight of Financial Reporting and Internal Control Over Financial Reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.

Tel: (60-4) 6040606, www.pwc.com/co

© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados

Report of Independent Registered Public Accounting Firm

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm

Impairment assessments of trademarks and goodwill for cash-generating units of Almacenes Éxito S. A.

As described in Notes 16, 17 and 34 to the consolidated financial statements, the Company’s trademarks and goodwill balance were $302,322 and $3,297,086 million as of December 31, 2024, respectively. Management performs impairment testing as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying amount of trademarks and goodwill may be impaired. Potential impairment is identified by comparing the carrying value of net assets, including the value of trademarks and goodwill assigned to cash-generating units with their recoverable amount. As disclosed by management, in the case of the impairment assessment of trademarks and goodwill the Company applied the value in use. Management's cash flow projections for Almacenes Éxito S. A.’s cash-generating units included significant judgments, data and assumptions related to business growth rate, perpetuity growth rate, and the discount rate.

The principal considerations for our determination that performing procedures relating to the trademarks and goodwill impairment assessments for the cash-generating units of Almacenes Éxito S. A. is a critical audit matter are: (i) the significant judgement by management when developing the recoverable amount of the cash generating units of Almacenes Éxito S. A.(ii) a high degree of judgment and effort by the auditor in performing procedures and evaluating the significant assumptions of management related to business growth rate, perpetuity growth rate and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of control related to management's impairment assessments of trademarks and goodwill, including the control over the valuation of Almacenes Éxito S. A’s cash-generating units. These procedures also included, among others: (i) evaluating the appropriateness of the discounted cash flow model used by management; (ii) testing the completeness and accuracy of the underlying data applied in the discounted cash flow model; and (iii) evaluating the reasonableness of significant assumptions used by management related to business growth rate, perpetuity growth rate and the discount rate. Evaluating management's assumptions related to business growth rate involved assessing whether the assumptions used by management were reasonable considering (i) the current and past performance of Almacenes Éxito S. A.’s cash-generating units; (ii) consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the data and assumptions used in determining the discount rate.

/s/ PWC Contadores y Auditores S.A.S.

PwC Contadores y Auditores S. A. S.

Medellín, Colombia

April 29, 2025

We have served as the Company’s auditor since 2024.

Almacenes Éxito S.A.

Consolidated statement of financial position

At December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		As at December 31,
	Notes	2024	2023
Current assets
Cash and cash equivalents	7	1,345,710	1,508,205
Trade receivables and other receivables	8	659,699	704,931
Prepayments	9	33,654	41,515
Receivables from related parties	10	37,670	52,145
Inventories, net	11	2,818,786	2,437,403
Financial assets	12	4,525	2,452
Tax assets	24	553,916	524,027
Assets held for sale	41	2,645	12,413
Total current assets		5,456,605	5,283,091

Non-current assets
Trade receivables and other receivables	8	10,459	12,338
Prepayments	9	11,210	4,816
Receivables from related parties	10	-	52,500
Financial assets	12	15,141	25,014
Deferred tax assets	24	253,085	197,692
Property, plant and equipment, net	13	4,261,625	4,069,765
Investment property, net	14	1,828,326	1,653,345
Rights of use asset, net	15	1,728,352	1,361,253
Other intangible assets, net	16	400,714	366,369
Goodwill	17	3,297,086	3,080,622
Investments accounted for using the equity method	18	291,554	232,558
Other assets		398	398
Total non-current assets		12,097,950	11,056,670
Total assets		17,554,555	16,339,761

Current liabilities
Loans, borrowings, and other financial liability	20	1,984,727	1,029,394
Employee benefits	21	4,055	4,703
Provisions	22	47,327	22,045
Payables to related parties	10	43,757	55,617
Trade payables and other payable	23	4,408,479	5,248,777
Lease liabilities	15	299,456	282,180
Tax liabilities	24	119,210	107,331
Derivative instruments and collections on behalf of third parties	25	60,481	139,810
Other liabilities	26	230,068	254,766
Total current liabilities		7,197,560	7,144,623

Non-current liabilities
Loans, borrowings, and other financial liability	20	273,722	236,811
Employee benefits	21	34,776	35,218
Provisions	22	14,068	11,630
Trade payables and other payable	23	22,195	37,349
Lease liabilities	15	1,684,788	1,285,779
Deferred tax liabilities	24	304,235	156,098
Tax liabilities	24	7,321	8,091
Other liabilities	26	378	2,353
Total non-current liabilities		2,341,483	1,773,329
Total liabilities		9,539,043	8,917,952

Equity
Issued share capital	27	4,482	4,482
Reserves	27	1,491,467	1,431,125
Other equity components	27	5,192,563	4,665,070
Equity attributable to non-controlling interest		1,327,000	1,321,132
Total equity		8,015,512	7,421,809
Total liabilities and equity		17,554,555	16,339,761

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of profit or loss

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023	2022
Continuing operations
Revenue from contracts with customers	28	21,880,509	21,122,087	20,619,673
Cost of sales	11	(16,347,501)	(15,696,044)	(15,380,090)
Gross profit		5,533,008	5,426,043	5,239,583

Distribution, administrative and selling expenses	29	(4,683,133)	(4,482,993)	(4,231,887)
Other operating revenue	31	71,476	36,894	52,929
Other operating expenses	31	(119,359)	(107,433)	(80,152)
Other (losses) income, net	31	(25,866)	10,270	9,661
Operating profit		776,126	882,781	990,134

Financial income	32	168,336	284,090	219,909
Financial cost	32	(579,682)	(698,380)	(600,383)
Share of profit in associates and joint ventures	18	(71,872)	(114,419)	(34,720)
Profit before income tax from continuing operations		292,908	354,072	574,940

Income tax (expense)	24	(55,665)	(45,898)	(325,702)
Profit for the year		237,243	308,174	249,238

Net profit attributable to:
Equity holders of the Parent		54,786	125,998	99,072
Non-controlling interests		182,457	182,176	150,166
Profit for the year		237,243	308,174	249,238

Earnings per share (*)
Basic earnings per share (*):
Basic earnings per share from continuing operations attributable to the shareholders of the Parent	33	42.21	97.08	76.33

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of other comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023	2022

Profit for the year		237,243	308,174	249,238

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Gain (loss) from new measurements of defined benefit plans	27	1,269	(3,006)	2,123
(Loss) from financial instruments designated at fair value through other comprehensive Income	27	(1,098)	(231)	(4,003)
Total other comprehensive income that will not be reclassified to period results, net of taxes		171	(3,237)	(1,880)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	12,824	(1,438,514)	443,638
(Loss) gain from translation exchange differences to the put option (2)	27	(14,186)	112,576	(176,831)
Net gain on hedge of a net investment in a foreign operation	27	-	-	2,473
Gain from cash flow hedge	27	2,206	2,957	4,495
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		844	(1,322,981)	273,775
Total other comprehensive income		1,015	(1,326,218)	271,895
Total comprehensive income		238,258	(1,018,044)	521,133

Comprehensive income attributable to:
Equity holders of the Parent		51,828	(1,211,146)	372,327
Non-controlling interests		186,430	193,102	148,806

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of changes in equity

At December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014	1,273,463	8,028,477
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)	(156,808)	(394,486)
Profit for the period	-	-	-	-	-	-	-	-	-	-	99,072	-	99,072	150,166	249,238
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	450,086	-	-	450,086	(1,360)	448,726
Acquisition of treasury shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(14,072)	(14,072)	(6,426)	(20,498)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	581,478	581,478	-	581,478
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(176,831)	-	(1,620)	(178,451)	36,423	(142,028)
Other movements	-	-	-	-	(1,863)	-	-	-	(1,863)	-	2,529	(371)	295	-	295
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Profit for the period	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998	182,176	308,174
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)	10,926	(1,438,794)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)	(51,823)	(117,513)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539	-	411,539
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884	43,673	209,557
Other movements	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)	-	(8,930)
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(176,872)	(242,401)
Profit for the period	-	-	-	-	-	-	-	-	-	-	54,786	-	54,786	182,457	237,243
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	11,228	-	-	11,228	3,973	15,201
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,294)	(82,294)	(75,117)	(157,411)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	648,542	648,542	-	648,542
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(14,186)	-	34,325	20,139	71,427	91,566
Other movements	-	-	-	-	-	-	-	(127)	(127)	-	1,090	-	963	-	963
Balance at December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512	1,327,000	8,015,512

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of cash flows

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023 (1)	2022 (1)
Operating activities
Profit for the year		237,243	308,174	249,238
Adjustments to reconcile profit for the year
Current income tax	24	107,202	106,109	192,268
Deferred tax	24	(51,537)	(60,211)	133,434
Interest, loans and lease expenses	32	351,679	353,691	210,558
Losses (gain) due to difference in unrealized exchange (1)		40,802	(93,984)	60,277
(Gain) loss from changes in fair value of derivative financial instruments	32	(13,595)	33,737	(13,213)
Expected credit loss, net	8.1	10,529	5,377	4,709
Impairment of inventories, net	11.1	11,651	8,915	1,813
Impairment of property, plant and equipment and investment property	13; 14; 15	15,143	3,451	2,201
Employee benefit provisions	21	4,683	4,437	19,411
Provisions and reversals	22	82,191	38,658	26,562
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	639,030	611,775	556,686
Amortization of other intangible assets	16	34,377	30,748	27,216
Share of losses in associates and joint ventures accounted for using the equity method		71,872	114,419	34,720
Losses from the disposal of non-current assets		14,069	(12,721)	(11,100)
Loss from reclassification of non-current assets		-	-	230
Interest income	32	(30,799)	(45,852)	(27,040)
Other adjustments from items other than cash		50,968	2,495	62,326
Cash generated from operating activities before changes in working capital		1,575,508	1,409,218	1,530,296

Decrease (increase) in trade receivables and other receivables		36,562	(5,620)	(118,924)
Decrease (Increase) in prepayments		1,276	(9,212)	849
Decrease (increase) in receivables from related parties		15,883	(8,760)	11,465
(Increase)decrease in inventories		(351,152)	86,910	(586,328)
(Increase) in tax assets		(9,137)	(14,013)	(6,195)
(Decrease) in employee benefits		(4,547)	(1,738)	(2,784)
Payments and decease in other provisions	22	(54,542)	(42,859)	(18,556)
(Decrease) increase in trade payables and other accounts payable		(796,303)	156,197	253,050
(Decrease) in accounts payable to related parties		(8,373)	(9,099)	21,629
Increase in tax liabilities		12,367	20,872	19,099
(Decrease) increase in other liabilities		(28,051)	44,086	(368)
Income tax, net		(114,155)	(98,915)	(201,804)
Net cash flows provided by operating activities		275,336	1,527,067	901,429

Investing activities
Businesses combinations	17.1	-	(38,032)	-
Advances to joint ventures		(78,549)	(64,090)	(55,850)
Acquisition of property, plant and equipment	13.1	(284,669)	(432,717)	(380,815)
Acquisition of other assets	15	-	(1,820)	(7,002)
Acquisition of investment property	14	(32,432)	(56,688)	(81,838)
Acquisition of other intangible assets	16	(14,857)	(30,798)	(27,519)
Proceeds of the sale of property, plant and equipment and intangible assets		6,912	36,642	23,095
Net cash flows (used in) investing activities		(403,595)	(587,503)	(529,929)

Financing activities
Proceeds (payments of) financial assets		(12)	3,087	3,462
(Payments of) payments received from collections on behalf of third parties		(64,789)	(7,115)	49,242
Proceeds from loans and borrowings	20	1,749,014	1,241,024	876,798
Payments of loans and borrowings	20	(685,084)	(1,217,881)	(995,865)
Payments of interest of loans and borrowings	20	(208,879)	(228,579)	(98,872)
Lease liabilities paid	15.2	(288,888)	(272,688)	(266,357)
Interest on lease liabilities paid	15.2	(147,512)	(123,711)	(96,959)
Dividends paid	37	(265,377)	(357,028)	(397,022)
Interest received	32	30,799	45,852	27,040
Payments on the reacquisition of shares		-	-	(316,756)
Payment to non-controlling interest		(157,412)	(117,351)	(20,532)
Net cash flows (used in) financing activities		(38,140)	(1,034,390)	(1,235,821)

Net decrease in cash and cash equivalents		(166,399)	(94,826)	(864,321)
Effects of the variation in exchange rates		3,904	(130,642)	56,415
Cash and cash equivalents at the beginning of year	7	1,508,205	1,733,673	2,541,579
Cash and cash equivalents at the end of year	7	1,345,710	1,508,205	1,733,673

The accompanying notes are an integral part of the consolidated financial statements.

(1)	Some figures in the December 2023 and 2022 financial statements were disaggregated for comparative purposes (see Note 2).

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Éxito Group”.

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

Consolidated financial statements for the year ended December 31, 2024 were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on April 29, 2025.

Éxito Group´s corporate purpose is to:

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

As of December 31, 2023, the Company’s immediate parent was Casino Guichard-Perrachon S.A., which held a 47.29% (direct and indirect) interest in the Company’s share capital and controlled the board of directors. Casino Guichard-Perrachon S.A. is controlled by Jean-Charles Henri Naouri.

Starting from January 22, 2024 and at December 31, 2024 and as a consequence of mentioned in Note 6, the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp., which owns 86.84% (directly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2024 and 2023:

Name	Main activity	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Development of the operation of the San Pedro Plaza Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%

Name	Main activity	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Grupo Disco Uruguay S.A. (a)	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A. (b)	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L. (b)	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S. (b)	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	69.15%	23.35%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Vía Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Operation of supermarket and wholesale warehouses.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	At August and September, 2024, was acquired additional 7.5% of the subsidiaries equity. At December, 2023 stock ownership of direct controlling was 69.15%.

(b)	Acquired 100.00% on August 15, 2023 (Hipervital S.A.S.) and September 01, 2023 (Modasian S.R.L y Costa y Costa S.A. (Note 17.1).

Note 1.2. Subsidiaries with material non-controlling interests

At December 31, 2024 and 2023 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
		Year ended December 31,
	Country	2024	2023
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A. (a)	Uruguay	23.35%	30.85%

(a)	In August and September 2024, an additional stake of 7.5% was acquired in this subsidiary. On December 31, 2023, the shareholding was 69.15%.

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

	Statement of financial position									Comprehensive income
Company	Current Assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Controlling interest		Non-controlling interest		Revenue from contracts with customers	Income from continuing operations	Total comprehensive income	Comprehensive income attributable to equity holders of the Parent	Comprehensive income attributable to non-controlling interest	Profit or loss attributable to non-controlling interest
	At December 31, 2024
Grupo Disco del Uruguay S.A.	631,230	1,048,577	612,093	85,521	982,193	1,793,438	(*)	150,741	(*)	2,541,118	189,865	217,362	143,722	(171,219)	46,143
Éxito Viajes y Turismo S.A.S.	35,236	2,636	24,561	1,350	11,961	6,134	(**)	5,860		27,643	7,213	7,213	3,647	3,534	3,534
Patrimonio Autónomo Viva Malls	48,055	1,803,134	26,250	-	1,824,939	1,007,236	(**)	894,220		271,366	214,594	214,594	113,781	105,151	105,151
Patrimonio Autónomo Viva Sincelejo	2,094	72,614	1,530	-	73,178	37,321		35,857		10,819	2,833	2,833	1,445	1,388	1,388
Patrimonio Autónomo Viva Villavicencio	10,173	212,948	7,594	-	215,527	107,460	(**)	105,608		37,815	23,958	23,958	12,302	11,739	11,739
Patrimonio Autónomo San Pedro Etapa I	-	-	-	-	-	-		-		2,692	1,670	1,670	852	818	818
Patrimonio Autónomo Centro Comercial	3,070	127,364	3,482	-	126,952	64,005	(**)	62,206		19,393	12,912	12,912	6,610	6,327	6,327
Patrimonio Autónomo Iwana	43	5,223	364	-	4,902	2,659	(**)	2,402		399	(156)	(156)	(110)	(76)	(76)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	10,545	296,899	10,455	-	296,989	267,290		29,699		68,414	30,923	30,923	27,831	3,092	3,092
Patrimonio Autónomo Viva Laureles	2,720	98,794	3,794	-	97,720	78,176		19,544		22,795	15,013	15,013	12,011	3,003	3,003
Patrimonio Autónomo Viva Palmas	1,207	31,415	2,036	-	30,586	15,599		14,987		5,357	1,655	1,655	844	811	811
Eliminations and other NCI								5,876						221,862	527
Total								1,327,000						186,430	182.457
	At December 31, 2023
Grupo Disco del Uruguay S.A.	523,351	986,455	579,104	77,686	853,016	1,701,505	(*)	117,381	(*)	2,640,891	191,219	(5,481)	130,621	66,078	60,597
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	6,728	(**)	6,401		29,617	8,317	8,317	4,200	4,075	4,075
Patrimonio Autónomo Viva Malls	101,256	1,827,163	64,308	-	1,864,111	1,022,196	(**)	913,414		242,095	189,425	189,425	105,531	92,818	92,818
Patrimonio Autónomo Viva Sincelejo	2,792	74,919	1,563	-	76,148	38,835		37,313		10,450	3,013	3,013	1,537	1,476	1,476
Patrimonio Autónomo Viva Villavicencio	12,264	215,152	6,906	-	220,510	109,918	(**)	108,050		33,947	20,675	20,675	10,628	10,131	10,131
Patrimonio Autónomo San Pedro Etapa I	676	30,666	1,002	-	30,340	15,473		14,867		5,710	3,666	3,666	1,870	1,796	1,796
Patrimonio Autónomo Centro Comercial	1,699	100,760	2,517	-	99,942	50,205	(**)	48,972		15,569	10,012	10,012	5,132	4,906	4,906
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	2,814	(**)	2,522		364	(182)	(182)	(112)	(89)	(89)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,480	304,465	10,729	-	306,216	275,595		30,621		65,116	28,299	28,299	25,469	2,830	2,830
Patrimonio Autónomo Viva Laureles	3,202	100,763	3,368	-	100,597	80,478		20,119		21,273	13,434	13,434	10,747	2,687	2,687
Patrimonio Autónomo Viva Palmas	1,183	32,034	2,631	-	30,586	15,599		14,987		4,952	1,088	1,088	555	533	533
Eliminations and other NCI								6,485						5,861	416
Total								1,321,132						193.102	182.176

(*)	The controlling interest presented for Grupo Disco Uruguay S.A. includes goodwill. Additionally, the non-controlling interest presented does not include the amounts that are subject to the put option (Note 20).

(**)	Includes intercompany eliminations.

	Cash flows for the year ended December 31, 2024				Cash flows for the year ended December 31, 2023
Company	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash
Grupo Disco del Uruguay S.A.	226,162	(76,522)	(86,718)	62,922	252,169	(99,545)	(90,701)	61,923
Éxito Viajes y Turismo S.A.S.	4,513	(43)	(7,083)	(2,613)	(1,290)	(112)	(3,024)	(4,426)
Patrimonio Autónomo Viva Malls	184,832	50,208	(290,658)	(55,618)	161,157	12,995	(157,050)	17,102
Patrimonio Autónomo Viva Sincelejo	6,099	(641)	(6,098)	(640)	5,740	(1,332)	(5,265)	(857)
Patrimonio Autónomo Viva Villavicencio	33,542	(5,056)	(28,953)	(467)	22,130	(11,127)	(8,971)	2,032
Patrimonio Autónomo San Pedro Etapa I	2,078	(1,609)	(814)	(345)	4,508	-	(4,818)	(310)
Patrimonio Autónomo Centro Comercial	16,184	1,607	(16,695)	1,096	13,519	(17)	(14,431)	(929)
Patrimonio Autónomo Iwana	92	-	(84)	8	148	-	(189)	(41)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	39,088	(998)	(39,040)	(950)	37,094	(4,571)	(32,301)	222
Patrimonio Autónomo Viva Laureles	(4)	-	-	(4)	16,081	(1,259)	(14,706)	116
Patrimonio Autónomo Viva Palmas	2,494	(65)	(2,244)	185	2,335	(593)	(1,625)	117

Note 1.3. Restrictions on the transfer of funds

At December 31, 2024 and 2023, there are no restrictions on the ability of subsidiaries to transfer funds to Almacenes Éxito S.A. in the form of cash dividends, or loan repayments or advance payments.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value and for non-current assets and groups of assets held for disposal, measured at the lower of their carrying amount or their fair value less costs to sell.

The Éxito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Certain figures included in the statement of cash flows and in notes 15.2, 15.3, 23, 24, 28, 29, and 31 to the financial statements as of December 2023 and 2022 (for comparative purposes) were disaggregated, providing greater detail for users.

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

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A’s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	Year ended December 31,
	2024	2023	2024	2023
US Dollar	4,409.15	3,822.05	4,071.35	4,325.05
Uruguayan peso	100.98	97.90	101.25	111.36
Argentine peso	4.28	4.73	4.46	16.82
Euro	4,565.71	4,222.05	4,403.73	4,675.64

(*)	Expressed in Colombian pesos.

Note 4. Accounting policies

The accompanying consolidated financial statements at December 31, 2024 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2023, which are duly disclosed in the consolidated financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 4.1.

The adoption of the new standards in force as of January 1, 2024 mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

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

In the process of applying the Éxito Group’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),

-	The estimation of expected credit losses on trade receivables (Note 8),

-	The estimation of useful lives of property, plant and equipment, investment property and intangible assets (Notes 13, 14 and 16),

-	Assumptions used to assess the recoverable amount of financial and non-financial assets and define the indicators of impairment of financial and non-financial assets (Note 34)

-	Assumptions used to assess and determine inventory losses and obsolescence (Note 11),

-	The estimation of the discount rate, fixed payments, lease terms, changes in indices or rates used to measure lease liabilities (Note 15),

-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 21),

-	The assumptions used to estimate customer loyalty programs, (Note 26),

-	The estimation of the probability and amount of loss to recognize provisions related with lawsuits and restructurings (Notes 22 and 36),

-	The estimation of future taxable profits to recognize deferred tax assets (Note 24) and,

-	Determination of control (Note 3) and joint control (Note 18) over investees (Note 17).

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

Classification between current or non-current

Éxito Group presents assets and liabilities in the statement of financial position based on current and nom current classification.

An asset is current when:

-	It expects to realise the asset within twelve months after the reporting period,

-	It expects to realise the asset, or intends to sell or consume it, in its normal operating cycle

-	It holds the asset primarily for the purpose of trading,

-	The asset is cash or a cash equivalent (as defined in IAS 7) unless the asset is restricted,

-	All other assets are classified as non-current.

A liability is current when:

-	The liability is due to be settled within twelve months after the reporting period,

-	It expects to settle the liability in its normal operating cycle,

-	It holds the liability primarily for the purpose of trading,

-	There is no unconditional right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period,

-	All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation of statement of profit or loss

Éxito Group’s consolidated financial statements are disaggregated and classified expenses according to their function as part of cost of sales. The notes to the financial statements disclose the nature of costs and expenses, as well as the details of depreciation and amortization expenses and employee benefits expenses.

Presentation and functional currency

Éxito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Almacenes Éxito S.A.’s functional currency. For each entity, Éxito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Hyperinflation

Argentina’s accumulated inflation rate over the past three years at December 31, 2024 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary.

Financial statements related to the subsidiary in Argentina, have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting periods. In applying the provisions of IAS 29, the Éxito Group has used the historical cost approach.

The movement of the price index is reflected during the current and previous period in a separate line within the variations of the main components of the statement of financial position. Grupo Éxito considers the effects of restatement in equity in the variations due to hyperinflation and other components of equity.

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

Investments in joint ventures are accounted for using the equity method.

Under the equity method, investment in joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in Éxito Group’s share of net assets of the joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. Dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the joint venture are prepared for the same reporting period as Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of Éxito Group.

Unrealized gains or losses from transactions between Éxito Group and joint ventures are eliminated in the proportion of Éxito Group’s interest in such entities upon application of the equity method.

After application of the equity method, Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, Éxito Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within “Share of profit of a joint ventures” in the statement of profit or loss.

Transactions involving a loss of significant influence over a joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Regarding transactions not involving a significant loss of influence over joint ventures, the equity method continues being applied and the portion of the gain or loss recognized in other comprehensive income relevant to the decrease in the ownership interest on the property.

Wherever the share of the losses of a joint venture equal to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in this joint ventures.

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

As such Éxito Group has developed an accounting policy, which has been consistently applied.

Under such accounting policy, since the Éxito Group does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

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

Intangible assets

Intangible assets acquired separately are initially recognized at cost, subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

Internally generated trademarks are not recognized in the statement of financial position, the disbursements related to these brands are recognized directly in the results of the period.

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

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Fleet and transportation equipment	From 5 to 20 years
Other property, plant and equipment	From 10 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

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

Leases

Éxito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

The period for calculating the lease liability is the one agreed in the lease contract.

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

Short term leases and leases of low value assets

Éxito Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are less than 604 current legal monthly minimum wages or 14,590 UVT (Tax Value Unit), such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

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

For the purposes of assessing impairment losses, assets are grouped at the cash-generating unit level and their recoverable value is estimated.

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

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units.

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

Inventories are measured using the weighted average cost method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date.

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

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Éxito Group transfers the contractual rights to receive the cash flows of the financial asset.

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

Derivative financial instruments

Éxito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

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

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Éxito Group actually hedges and the quantity of the hedging instrument that Éxito Group actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, Éxito Group should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	Éxito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2024 and 2023, Éxito Group has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to Almacenes Éxito S.A.’s reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If Éxito Group would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

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

Retirement pension plan: Under the plan, each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

Éxito Group is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

Retroactive severance pay plan: Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, will be paid employees upon retirement a retroactive amount as severance pay, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit (present value).

During the years ended December 31, 2024, and 2023 there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

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

Provisions, contingent assets, and liabilities

Éxito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

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

Current income tax

Current income tax in Colombia is assessed on the taxable net income at the official rate applicable annually on each closing of presentation of financial statements.

For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates.

Éxito Group continuously evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred tax liabilities are always recognized.

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

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such Deferred tax liabilities.

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

When another party is involved in providing goods or services to a customer, Éxito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Éxito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to Éxito Group, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito Group and held as treasury shares.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Operating Segments

An operating segment is a component that engages in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Company’s chief operating decision maker, which is the Board of Directors, for the purpose of making decisions about resource allocation. Discrete financial information is available for each segment. The Parent Company’s management evaluates the performance of these segments based on revenue from ordinary activities arising from contracts with customers.

Non-operating companies — holding companies that maintain the investments in operating companies — are allocated, for segment reporting purposes, to the geographical area to which the operating companies belong. In cases where the holding company holds investments in multiple operating companies, it is assigned to the most significant operating company.

Total assets and liabilities by segment are not reported internally for management purposes and, therefore, are not disclosed in the segment reporting note.

Segment information is prepared using the same accounting policies as those applied in the consolidated financial statements.

Éxito Group discloses segment information in accordance with the requirements of IFRS 8 – Operating Segments. These segments are defined as components of the entity whose operating results are regularly reviewed by the chief operating decision maker (the Board of Directors) for the purpose of making decisions about resource allocation.

For management purposes, the businesses are considered by combining geographical areas and product types.

Note 4.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the weighted average cost method. Due to its immaterial effect on the financial statements, no retrospective adjustment was made for the periods 2023 and 2022.

The weighted average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the weighted average cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

Note 5. Regulatory changes

Note 5.1. Standards and interpretations issued by International Accounting Standards Board - IASB applicable to the Company.

Standard	Description	Impact
Amendment to IAS 1 – Non-current liabilities with agreed terms

This Amendment, which amends IAS 1 – Presentation of Financial Statements, aims to improve the information that entities provide about long-term debt with covenants by enabling investors to understand the risk that exists about early repayment of the debt.

IAS 1 requires an entity to classify debt as non-current only if the enterprise can avoid settling the debt within 12 months of the reporting date. However, an entity’s ability to do so is often subject to compliance with covenants. For example, an entity might have long-term debt that could be repayable within 12 months if the enterprise fails to comply with the covenants in that 12-month period. The amendment requires an entity to disclose information about these covenants in the notes to the financial statements.

This amendment had no impact on the financial statements.
Amendment to IFRS 16 – Sale and leaseback transactions.

This Amendment, which amends IFRS 16 – Leases, addresses the subsequent measurement that an entity should apply when it sells an asset and subsequently leases that same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale and leaseback transaction at the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

This amendment has no impact on the financial statements.
Amendment to IAS 7 and IFRS 7 – Supplier financing arrangements.

This Amendment, which amends IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, aims to improve disclosures about supplier financing arrangements by enabling users of financial statements to assess the effects of such arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Amendment requires disclosure of the amount of liabilities that are part of the arrangements, a breakdown of the amounts for which suppliers have already received payment from the financing providers, and an indication of where the liabilities are located on the balance sheet; the terms and conditions; ranges of payment due dates; and liquidity risk information.

Supplier financing arrangements are characterised by one or more financing providers offering to pay amounts owed by an entity to its suppliers in accordance with the terms and conditions agreed between the entity and its supplier.

This amendment has no impact on the financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective.

Standard	Description	Impact
Amendment to IAS 21 – Lack of convertibility.

This Amendment, which amends IAS 21 – Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not interchangeable with another currency, indicating the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will help investors by addressing an issue not previously covered in the accounting requirements for the effects of changes in foreign exchange rates.

It is estimated that there will be no significant impacts from the application of this amendment.
IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

It aims to help investors analyze companies’ financial performance by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improving comparability of the income statement: There is currently no specific structure for the income statement. Companies choose the subtotals they want to include, reporting an operating result, but the way it is calculated varies from company to company, which reduces comparability. The standard introduces three defined categories of income and expenses (operating, investing and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals.

b. Increased transparency of management-defined performance measures: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to subtotals on the income statement. The standard requires companies to disclose explanations for specific measures related to the income statement, called management-defined performance measures.

c. More useful grouping of information in financial statements: Investors’ analysis of results is hampered if the information disclosed is too summarized or detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the main financial statements or in the notes.

It is estimated that there will be no significant impact on the application of this IFRS.
IFRS 19 - Subsidiaries without public accountability: Disclosures

It simplifies reporting systems and processes for companies, reducing the costs of preparing financial statements for subsidiaries while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often have two sets of accounting records because the requirements of these Standards differ from those of IFRS Accounting Standards.

This standard will address these challenges by:

- Allowing subsidiaries to have a single set of accounting records to meet the needs of both their parent and users of their financial statements.

- Reducing disclosure requirements and tailoring them to the needs of users of their financial statements.

A subsidiary applies IFRS 19 if and only if:

a. It is not publicly accountable (generally speaking, it is not publicly traded and is not a financial institution); and

b. The subsidiary’s intermediate or ultimate parent produces consolidated financial statements that are available for public use and that comply with IFRS Accounting Standards.

It is estimated that there will be no significant impact on the application of this IFRS.

Standard	Description	Impact
Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social and corporate governance and similar characteristics. Based on the characteristics of contractual cash flows, there is confusion as to whether these assets are measured at amortized cost or fair value.

With these amendments, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent characteristics; for example, aspects linked to environmental, social and corporate governance issues.

Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems. The amendments clarify the date on which a financial asset or liability is derecognized.

The IASB also developed an accounting policy that allows a financial liability to be derecognized before cash is delivered on the settlement date if the following criteria are met: (a) the entity does not have the ability to withdraw, stop or cancel payment instructions; (b) the entity does not have the ability to access the cash to be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that there will be no significant impacts from the application of these amendments.
Annual improvements to IFRS accounting standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows.

The amendments issued include clarifications, precisions regarding cross-referencing of standards and obsolete referencing, changes in normative exemplifications and changes in certain wordings of some paragraphs; the above is intended to improve the comprehensibility of said standards and avoid ambiguities in their interpretation.

It is estimated that there will be no significant impacts from the application of these improvements.

Amendment to IFRS 9 and IFRS 7 – Contracts that refer to nature-dependent electricity

In this amendment, the IASB makes some changes to the disclosures that must be made by companies that use nature-dependent electricity contracts as hedging instruments.

Among the most relevant aspects of this amendment are:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that allow investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that there will be no significant impacts from the application of these amendments.
IFRS S1 - General requirements for disclosure of financial information related to sustainability

The objective of IFRS S1 – General requirements for sustainability-related financial reporting is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects”. The information is expected to be useful to the primary users of general-purpose financial reporting when making decisions related to providing resources to the entity.

Management is currently assessing the impacts of applying this IFRS.
IFRS S2 - Climate-related disclosures	The objective of IFRS S2 – Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term (collectively referred to as “climate information”). The information is expected to be useful to primary users of general-purpose financial reports when making decisions related to the provision of resources to the entity.	Management is currently assessing the impacts of applying this IFRS.

Note 6. Relevant facts

Change in controlling entity.

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Delisting of ADSs (American Depositary Shares)

On December 30, 2024, Form 25 was filed with the U.S. Securities and Exchange Commission (SEC) declaring the Company’s intention to delist the Company’s ADSs from the New York Stock Exchange (“NYSE”). The delisting of the shares is expected to be effective ten calendar days after this filing, and the last trading day of the ADSs on the NYSE is expected to be January 9, 2025.

January 8, 2025 was the last trading day of the ADSs on the New York Stock Exchange (“NYSE”). The Company also notified its depositary JPMorgan Chase Bank N.A. of the termination of the ADS program which was effective on January 21, 2025, and accordingly the last trading day of the Company’s ADSs was January 17, 2025.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	As at December 31,
	2024	2023
Cash at banks and on hand	1,153,057	1,477,368
Term deposit certificates (1)	156,469	7,244
Bonds	17,784	-
High liquidity funds (2)	16,954	22,266
Funds	1,434	1,318
Other cash equivalents	12	9
Total cash and cash equivalents	1,345,710	1,508,205

(1)	The balance corresponds to National Tax Refund bonds amounting $88,721, Fixed-term deposits $38,627, Treasury bonds (TES) $15,480 and Investment in Certificates of Deposits (CDT) $13,641.

(2)	The balance is as follows:

	As at December 31,
	2024	2023
Fiducolombia S.A.	13,820	18,549
Corredores Davivienda S.A.	1,984	172
Fondo de Inversión Colectiva Abierta Occirenta	604	167
BBVA Asset S.A.	233	165
Fiduciaria Bogota S.A.	188	2,600
Credicorp Capital	125	613
Total high liquidity funds	16,954	22,266

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation.

At December 31, 2024, Éxito Group recognized interest income from cash at banks and cash equivalents in the amount of $30,799 (December 31, 2023 - $45,852), which were recognized as financial income as detailed in Note 32.

At December 31, 2024 and 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	As at December 31,
	2024	2023
Trade receivables (Note 8.1.)	467,400	466,087
Other account receivables (Note 8.2.)	202,758	251,182
Total trade receivables and other account receivables	670,158	717,269
Current	659,699	704,931
Non-Current	10,459	12,338

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	As at December 31,
	2024	2023
Trade accounts	419,384	391,552
Rentals and dealers	42,741	41,122
Sale of real-estate project inventories (1)	10,800	39,277
Employee funds and lending	4,626	3,799
Allowance for expected credit loss	(10,151)	(9,663)
Trade receivables	467,400	466,087

(1)	The decrease corresponds to the sale of the Montevideo real estate project, which was paid for in October by Constructora Bolivar and Crusezar.

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

The allowance for expected credit loss is recognized as expense in profit or loss. During the annual period ended December 31, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $10,529 ($5,377 - expense for the period ended December 31, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2021	25,268
Additions	30,802
Reversal of allowance for expected credit losses (Note 31)	(26,093)
Write-off of receivables	(4,976)
Effect of exchange difference from translation into presentation currency	(2,119)
Balance at December 31, 2022	22,882
Additions (Note 29)	23,387
Reversal of allowance for expected credit losses (Note 31)	(18,010)
Write-off of receivables	(12,333)
Effect of exchange difference from translation into presentation currency	(6,263)
Balance at December 31, 2023	9,663
Additions (Note 29)	39,514
Reversal of allowance for expected credit losses (Note 31)	(28,985)
Write-off of receivables	(9,862)
Effect of exchange difference from translation into presentation currency	(179)
Balance at December 31, 2024	10,151

Note 8.2. Other receivables

The balance of other account receivables is shown below:

	As at December 31,
	2024	2023
Business agreements (1)	77,190	123,932
Loans or advances to employees	34,894	33,142
Recoverable taxes (2)	29,294	51,340
Money remittances	8,857	18,892
Long-term receivable	3,405	3,598
Maintenance fees	2,711	2,649
Money transfer services	1,575	653
Sale of fixed assets, intangible assets and other assets	389	141
Other (3)	44,443	16,835
Total other account receivables	202,758	251,182

1)	The variation is mainly due to a decrease in the account receivable from Caja de Compensación Familiar Cafam related to family subsidies amounting to $19,887. Additionally, there was a reduction in the account receivable for agreements with companies providing benefits to their members amounting to $9,663.

(2)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

(3)	It mainly corresponds to accounts receivable for embargoes and administration fees for shopping centers.

Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2024	680,309	630,243	4,105	2,255	43,706
December 31, 2023	726,932	686,325	7,665	2,138	30,804

Note 9. Prepayments

The balance of the advance payments is as follows:

	As at December 31,
	2024	2023
Insurance	18,479	23,457
Lease payments (1)	12,441	6,705
Maintenance	7,040	2,739
Advertising	1,968	5,770
Other prepayments	4,936	7,660
Total prepayments	44,864	46,331
Current	33,654	41,515
Non-current	11,210	4,816

(1)	Corresponds to the leases paid in advance of the following real estate:

	As at December 31,
	2024	2023
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	2,856	3,583
Proyecto Arábica	36	36
Various shops	2,445	3,086
Total leases	12,441	6,705

Note 10. Related parties

As mentioned in the control´s change in Note 6, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Calleja S. A. de C.V.

-	Camma Comercial Group. Corp.

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Éxito Group and its joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services o compensations. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Éxito Group through credit cards, (ii) the use of these credit cards in and out of Éxito Group stores and (iii) the use of other financial services agreed between the parties inside Éxito Group stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from services, as well as to costs and expenses related to services received.

As mentioned in Note 1, at December 31, 2024, the controlling entity of Almacenes Éxito S.A. is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31
	2024	2023	2022
Joint ventures (1)	55,813	67,355	72,748
Other related parties	6	-	-
Casino Group companies (2)	-	4,604	4,606
Total	55,819	71,959	77,354

(1)	The amount of revenue with each joint venture is as follows:

	Year ended December 31,
	2024	2023	2022
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	39,382	50,298	53,398
Yield on bonus, coupons and energy	9,927	8,464	11,638
Lease of real estate	4,271	4,176	4,520
Services	629	1,370	1,837
Total	54,209	64,308	71,393

Puntos Colombia S.A.S.
Services	939	2,539	1,355

Sara ANV S.A.
Employee salary recovery	665	508	-
Total	55,813	67,355	72,748

(2)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	Year ended December 31,
	2024	2023	2022
Relevanc Colombia S.A.S.	-	3,204	701
International Retail Trade and Services IG	-	922	295
Casino International	-	392	1,175
Casino Services	-	46	-
Distribution Casino France	-	40	534
Greenyellow Energía de Colombia S.A.S.	-	-	1,901
Total	-	4,604	4,606

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31,
	2024	2023	2022
Joint ventures (1)	120,770	117,430	110,665
Key management personnel (2)	81,602	86,617	98,396
Members of the Board	513	2,837	2,666
Controlling entity	-	13,945	14,229
Casino Group companies (3)	-	10,036	60,330
Total cost and expenses	202,885	230,865	286,286

(1)	The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31,
	2024	2023	2022
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	11,090	13,667	10,364

Puntos Colombia S.A.S.
Cost of customer loyalty program	109,680	103,763	100,301
Total	120,770	117,430	110,665

(2)	Transactions between Éxito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	As at December 31,
	2024	2023	2022
Short-term employee benefits	80,522	83,147	96,078
Post-employment benefits	1,080	1,264	2,318
Termination benefits	-	2,206	-
Total	81,602	86,617	98,396

(3)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Year ended December 31,
	2024	2023	2022
Distribution Casino France	-	4,001	6,404
Euris	-	1,814	-
International Retail and Trade Services IG.	-	1,754	-
Casino Services	-	1,263	229
Relevanc Colombia S.A.S.	-	607	595
Companhia Brasileira de Distribuição S.A. - CBD	-	586	12,248
Cdiscount S.A.	-	11	13
Greenyellow Energía de Colombia S.A.S.	-	-	40,841
Total	-	10,036	60,330

Note 10.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable		Other non-financial assets
	As at December 31,		As at December 31,
	2024	2023	2024	2023
Joint ventures (1)	37,664	44,634	-	52,500
Other related parties	6	-	-	-
Casino Group companies (2)	-	5,945	-	-
Controlling entity	-	1,566	-	-
Total	37,670	52,145	-	52,500
Current	37,670	52,145	-	-
Non-current	-	-	-	52,500

(1)	The balance of receivables by each joint ventures and by each concept:

-	Receivables:

	As at December 31
	2024	2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	3,350	4,697
Other services	1,301	1,784
Total	4,651	6,481

Puntos Colombia S.A.S.
Redemption of points	32,960	37,926

Sara ANV S.A.
Other services	53	227
Total	37,664	44,634

-	Other non-financial assets:

The amount of $52,500 as of December 31, 2023, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	As at December 31,
	2024	2023
Casino International	-	3,224
Relevanc Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
International Retail and Trade Services	-	810
Casino Services	-	7
Total Casino Group companies	-	5,945

Note 10.4. Payables to related parties

The balance of payables to related parties is shown below:

	As at December 31,
	2024	2023
Joint ventures (1)	43,757	44,032
Controlling entity	-	10,581
Casino Group companies (2)	-	1,004
Total	43,757	55,617

(1)	The balance of payables by each joint venture is as follows:

	As at December 31,
	2024	2023
Puntos Colombia S.A.S (a)	43,725	43,986
Compañía de Financiamiento Tuya S.A.	32	44
Sara ANV S.A.	-	2
Total	43,757	44,032

(a)	Represents the balance arising from points (accumulations) issued.

(2)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	As at December 31,
	2024	2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Other	-	28
Total	-	1,004

Note 10.5. Other financial liabilities with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	As at December 31,
	2024	2023
Joint ventures (1)	11,973	26,515

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	As at December 31,
	2024	2023
Inventories, net (1)	2,700,309	2,352,735
Inventories in transit	42,892	22,312
Raw materials	42,090	28,367
Real estate project inventories (2)	16,941	18,003
Materials, spares, accessories and consumable packaging	16,542	15,884
Production in process	12	102
Total inventories, net	2,818,786	2,437,403

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	12,359
Loss recognized during the period (Note 11.2.)	2,313
Loss reversal (Note 11.2.)	(500)
Effect of exchange difference from translation into presentation currency	(1,022)
Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2.)	10,195
Loss reversal (Note 11.2.)	(1,280)
Effect of exchange difference from translation into presentation currency	(2,482)
Balance at December 31, 2023	19,583
Loss recognized during the period (Note 11.2.)	14,084
Loss reversal (Note 11.2.)	(2,433)
Effect of exchange difference from translation into presentation currency	(120)
Balance at December 31, 2024	31,114

(2)	For 2024, it corresponds to the López de Galarza real estate project for $- (December 31, 2023 - $776), the Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), and the Éxito La Colina real estate project for $2,132.

At December 31, 2024 and 2023, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2024	2023	2022
Cost of goods sold (1)	18,391,858	17,578,059	17,086,294
Trade discounts and purchase rebates	(3,008,622)	(2,779,271)	(2,490,381)
Logistics costs (2)	671,567	625,289	579,791
Damage and loss	281,047	263,052	202,573
Allowance for inventory losses, net (Note 11.1)	11,651	8,915	1,813
Total cost of sales	16,347,501	15,696,044	15,380,090

(1)	The annual period ended December 31, 2024 includes $29,713 of depreciation and amortization cost (December 31, 2023 - $29,095 and December 31, 2022 - $28,248).

(2)	The detail is shown below:

	Year ended December 31,
	2024	2023	2022
Employee benefits	370,434	341,838	308,614
Services	192,491	180,924	177,396
Depreciations and amortizations	80,687	76,279	70,011
Upload and download operators	6,100	6,013	3,942
Maintenance and repair	6,011	6,513	6,341
Packaging and marking material	5,965	5,925	5,603
Leases	5,132	4,450	4,765
Fuels	3,123	1,737	1,685
Insurance	685	743	660
Other minors	939	867	774
Total logistic cost	671,567	625,289	579,791

Note 12. Financial assets

The balance of financial assets is shown below:

	As at December 31,
	2024	2023
Financial assets measured at fair value through other comprehensive income (1)	14,739	23,964
Derivative financial instruments (2)	4,469	-
Financial assets measured at fair value through profit or loss	458	546
Financial assets measured at amortized cost (3)	-	578
Derivative financial instruments designated as hedge instruments (4)	-	2,378
Total financial assets	19,666	27,466
Current	4,525	2,452
Non-current	15,141	25,014

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	December 31, 2024	December 31, 2023
Bond investments	13,302	13,288
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Cnova N.V. (a)	-	9,222
Total financial assets measured at fair value through other comprehensive income	14,739	23,964

(a)	Minority shareholders in Cnova N.V. are required by court order to transfer their shares to Casino at a non-significant price agreed by the Court, which results in a 100% impairment of the investment.

(2)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rateo f hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency	USD / COP	1 USD / $4,409.15	MUSD / $30.477	4,469
		liability	EUR / COP	1 EUR / $4,580.67	MEUR / $0.900

The detail of maturities of these instruments at December 31, 2024 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(3)	Financial assets measured at amortized cost represented:

	As at December 31,
	2024	2023
National Treasury bonds	-	578
Term deposit	-	-
Total financial assets measured at amortized cost	-	578

(4)	Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Fair value
Forward	Interest rate	Loans and borrowings	IBR 3M	9.0120%	120,916	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2024 and 2023, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $55 (December 31, 2023- $74), included within the line item Financial assets measured at fair value through profit or loss.

None of the assets were impaired on December 31, 2024 and 2023.

Note 13. Property, plant and equipment, net

The net balance of property, plant and equipment is shown below:

	As at December 31,
	2024	2023
Land	1,297,769	1,145,625
Buildings	2,356,882	2,149,905
Machinery and equipment	1,286,429	1,204,968
Furniture and fixtures	821,603	751,496
Assets under construction	52,703	48,456
Installations	221,036	183,485
Improvements to third-party properties	799,085	768,322
Vehicles	31,973	23,148
Computers	429,005	389,756
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	7,296,774	6,665,450
Accumulated depreciation	(3,024,319)	(2,590,675)
Impairment	(10,830)	(5,010)
Total property, plant and equipment, net	4,261,625	4,069,765

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and Equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	50,214	21,262	115,439	42,183	93,990	3,407	28,693	602	30,198	-	385,988
Acquisitions through business combinations (Note 17.1)	1,752	22	471	224	-	2,558	1,102	79	294	-	6,502
Increase (Decrease) from movements between property, plant and equipment accounts	-	24,387	6,781	(12,265)	(81,069)	23,227	38,153	292	494	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(345)	-	-	-	-	-	(345)
Disposals and derecognition	(1,752)	(914)	(28,871)	(9,283)	(2,827)	(1,928)	(5,718)	(2,361)	(6,672)	(15,761)	(76,087)
Effect of exchange differences on translation into presentation Currency	(283,161)	(377,852)	(71,010)	(73,422)	(10,974)	(40,876)	(69,465)	(11,218)	(58,727)	-	(996,705)
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	(4)	4,320	(14,374)	(4,067)	(564)	-	(736)	260	(3,091)	-	(18,256)
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	(4,662)
Increases by transfer from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	-	1,283	-	1,346
Hyperinflation adjustments	102,218	132,251	20,223	18,504	(60)	-	-	6,782	21,039	-	300,957
Balance at December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	1,847	2,999	62,431	46,411	70,599	4,325	12,625	258	13,364	-	214,859
Increase (Decrease) from movements between property, plant and equipment accounts	-	6,017	18,715	6,268	(85,315)	28,995	25,170	-	150	-	-
Disposals and derecognition	(152)	(48)	(24,548)	(6,685)	(911)	(1,447)	(16,173)	(307)	(4,927)	-	(55,198)
Effect of exchange differences on translation into presentation Currency	(6,199)	(7,664)	1,331	2,052	1,000	5,678	9,587	(908)	(1,251)	-	3,626
(Decrease) by transfer from other balance sheet accounts – intangibles	-	-	-	-	(858)	-	-	-	-	-	(858)
Increase by transfer from other balance sheet accounts – investment property.	-	12	-	-	-	-	-	-	-	-	12
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	-	(9,034)
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(6,920)	(5,831)	(142)	-	(446)	-	(901)	-	(14,240)
Increase by transfer from Assets held for sale	70	102	-	-	-	-	-	-	-	-	172
Hyperinflation adjustments	159,338	211,826	30,459	27,892	19,874	-	-	9,782	32,814	-	491,985
Balance at December 31, 2024	1,297,769	2,356,882	1,286,429	821,603	52,703	221,036	799,085	31,973	429,005	289	7,296,774

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908
Depreciation		51,704	88,988	58,975		9,933	36,580	2,097	34,328	788	283,393
Disposals and derecognition		(669)	(23,868)	(9,317)		(509)	(16,858)	(193)	(9,562)	-	(60,976)
Increase from transfers (to) investment property		526	-	-		-	-	-	-	-	526
(Decrease) assets by transfers to non current assets held for sale		(436)									(436)
Effect of exchange differences on translation into presentation Currency		5,988	18,227	32,472		29,690	34,381	(2,339)	3,806	-	122,225
Other		32	(7)	-		-	-	(333)	1,307	-	999
Hyperinflation adjustments		67,528	18,408	15,673		-	-	5,585	23,163	-	130,357
Balance at December 31, 2022		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation		52,150	93,592	63,005		11,766	39,744	1,776	37,523	591	300,147
Depreciation through business combinations (Note 17.1)		11	161	142		1,126	35	45	270	-	1,790
Disposals and derecognition		(193)	(21,564)	(7,723)		(1,064)	(3,346)	(2,232)	(6,008)	(6,960)	(49,090)
Effect of exchange differences on translation into presentation Currency		(135,310)	(53,416)	(58,064)		(23,856)	(25,847)	(9,583)	(52,714)	-	(358,790)
(Decreases) by transfer (to) other balance sheet accounts – Inventories		(660)	-	-		-	-	-	-	-	(660)
Other		1,319	(21)	-		-	-	(192)	299	-	1,405
Hyperinflation adjustments		53,363	16,071	13,417		-	-	5,312	19,714	-	107,877
Balance at December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675
Depreciation		52,480	91,606	56,348		12,315	40,269	1,257	37,833	-	292,108
Disposals and derecognition		(44)	(19,273)	(4,864)		(911)	(11,375)	(302)	(4,913)	-	(41,682)
Effect of exchange differences on translation into presentation Currency		(3,973)	657	2,273		3,287	3,492	(688)	(1,217)	-	3,831
(Decreases) by transfer (to) other balance sheet accounts – Inventories		(1,977)	(1)	-		-	-	-	-	-	(1,978)
Hyperinflation adjustments		91,693	26,036	22,175		-	-	8,395	33,066	-	181,365
Balance at December 31, 2024		713,606	801,441	628,114		120,286	405,383	26,582	328,903	4	3,024,319
Impairment
Balance at December 31, 2021	-	127	-	-		-	4,612	-	-	-	4,739
Impairment losses	-	241	-	-	-	-	1,403	-	-	-	1,644
Reversal of Impairment losses	-	(17)	-	-	-	-	(2,786)	-	-	-	(2,803)
Impairment derecognition	-	(241)	-	-	-	-	(239)	-	-	-	(480)
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	1,336	-	-	-	1,336
Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-	-	4,436
Impairment losses	-	-	-	-	-	-	2,903	-	-	-	2,903
Reversal of Impairment losses	-	-	-	-	-	-	(1,188)	-	-	-	(1,188)
Impairment derecognition	-	(110)	-	-	-	-	-	-	-	-	(110)
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	(1,031)	-	-	-	(1,031)
Balance at December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010
Impairment losses	-	-	-	-	-	-	6,534	-	-	-	6,534
(Reversal) of Impairment losses	-	-	-	-	-	-	(856)	-	-	-	(856)
Impairment derecognition	-	-	-	-	-	-	-	-	-	-	-
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	142	-	-	-	142
Balance at December 31, 2024	-	-	-	-	-	-	10,830	-	-	-	10,830

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Éxito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Éxito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2024, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At December 31, 2024, property, plant and equipment have no residual value that affects depreciable amount.

At December 31, 2024 and at December 31, 2023, the Company has insurance for cover the loss ‘risk over this property, plant and equipment.

Information about impairment testing is disclosed in Note 34.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	Year ended December 31,
	2024	2023	2022
Additions	214,859	385,988	443,450
Additions to trade payables for deferred purchases of property, plant and equipment	(302,960)	(427,568)	(546,817)
Payments for deferred purchases of property, plant and equipment	372,770	474,297	484,182
Acquisition of property, plant and equipment in cash	284,669	432,717	380,815

Note 14. Investment property, net

Éxito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value of operating lease contracts or future appreciation of their price.

The net balance of investment properties is shown below:

	As at December 31,
	2024	2023
Land	286,701	263,172
Buildings	1,952,221	1,671,190
Constructions in progress	18,012	22,613
Total cost of investment properties	2,256,934	1,956,975
Accumulated depreciation	(420,651)	(295,673)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,828,326	1,653,345

The movement of the cost of investment properties and accumulated depreciation during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	16,280	40,408	56,688
Increase from transfers from property, plant and equipment	-	16,184	(15,839)	345
Increase (decrease) from movements between investment properties accounts	-	109,846	(109,846)	-
Effect of exchange differences on the translation into presentation currency	(47,548)	(386,052)	(972)	(434,572)
(Decrease) from transfers (to) other balance sheet accounts – inventories (1)	(17,227)	-	-	(17,227)
Hyperinflation adjustments	15,553	175,278	446	191,277
Other	(5)	(4,536)	(1,147)	(5,688)
Balance at December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	2,978	29,454	32,432
Disposals and derecognition	(286)	-	(580)	(866)
(Decrease) from transfers (to) property, plant and equipment	-	-	(12)	(12)
Increase (decrease) from movements between investment properties accounts	-	34,085	(34,085)	-
Effect of exchange differences on the translation into presentation currency	(433)	(22,781)	(61)	(23,275)
Hyperinflation adjustments	24,248	266,749	683	291,680
Balance at December 31, 2024	286,701	1,952,221	18,012	2,256,934

Accumulated depreciation	Buildings
Balance at December 31, 2021	241,348
Depreciation expenses	31,174
(Decrease) from transfers (to) property, plant and equipment	(526)
Disposals and derecognition	(189)
Effect of exchange differences on the translation into presentation currency	(21,452)
Increase from transfers to non-current assets held for sale	870
Hyperinflation adjustments	66,589
Other	(149)
Balance at December 31, 2022	317,665
Depreciation expenses	31,389
Effect of exchange differences on the translation into presentation currency	(107,033)
Hyperinflation adjustments	54,835
Other	(1,183)
Balance at December 31, 2023	295,673
Depreciation expenses	34,068
Effect of exchange differences on the translation into presentation currency	(6,843)
Hyperinflation adjustments	97,753
Balance at December 31, 2024	420,651

(1)	Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 11.1).

At December 31, 2024 and 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2024 and 2023, the Éxito Group is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

Information about impairment testing is disclosed in Note 34.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2024 and 2023 the results at the Éxito Group from the use of the investment property are as follows:

	Year ended December 31,
	2024	2023	2022
Lease rental income	434,700	375,832	340,746
Operating expense related to leased investment properties	(7,168)	(86,130)	(75,031)
Operating expense related to investment properties that are not leased	(105,542)	(41,857)	(81,306)
Net gain from investment property	321,990	247,845	184,409

Note 15. Leases

Note 15.1 Right of use asset, net

The net balance of right of use asset is shown below:

	As at December 31,
	2024	2023
Right of use asset	3,626,895	2,980,106
Accumulated depreciation	(1,883,078)	(1,612,996)
Impairment	(15,465)	(5,857)
Total right of use asset, net	1,728,352	1,361,253

The movement of right of use asset, depreciation and impairment loss thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,826,607
Increase from new contracts	63,642
Increases from new contracts paid in advance	1,820
Remeasurements from existing contracts (1)	185,514
Derecognition, reversal and disposal (2)	(43,423)
Hyperinflation adjustments	(693)
Effect of exchange differences on the translation into presentation currency	(98,456)
Other changes	45,095
Balance at December 31, 2023	2,980,106
Increase from new contracts	86,295
Remeasurements from existing contracts (1)	598,087
Derecognition, reversal and disposal (2)	(48,752)
Hyperinflation adjustments	(529)
Effect of exchange differences on the translation into presentation currency	11,688
Balance at December 31, 2024	3,626,895

Accumulated depreciation
Balance at December 31, 2021	1,183,463
Depreciation	242,119
(Decreases) from new measurements	(1,190)
Derecognition and disposal (2)	(105,459)
Hyperinflation adjustments	517
Effect of exchange differences on the translation into presentation currency	57,579
Balance at December 31, 2022	1,377,029
Depreciation	280,239
Derecognition and disposal (2)	(28,806)
Hyperinflation adjustments	(90)
Effect of exchange differences on the translation into presentation currency	(50,625)
Other changes	35,249
Balance at December 31, 2023	1,612,996
Depreciation	312,854
(Decreases) from new measurements	(663)
Derecognition and disposal (2)	(48,752)
Hyperinflation adjustments	(215)
Effect of exchange differences on the translation into presentation currency	6,858
Balance at December 31, 2024	1,883,078

Impairment
Balance at December 31, 2021	-
Impairment loss	5,236
Effect of exchange differences on the translation into presentation currency	873
Balance at December 31, 2022	6,109
Impairment loss	1,038
Effect of exchange differences on the translation into presentation currency	(1,290)
Balance at December 31, 2023	5,857
Impairment loss	9,465
Derecognition and disposal (2)	(15)
Effect of exchange differences on the translation into presentation currency	158
Balance at December 31, 2024	15,465

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	As at December 31,
	2024	2023
Buildings	3,600,071	2,948,056
Vehicles	14,711	18,950
Lands	12,113	7,540
Equipment	-	5,560
Total	3,626,895	2,980,106

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	As at December 31,
	2024	2023
Buildings	1,869,479	1,594,867
Vehicles	9,669	8,845
Lands	3,930	4,488
Equipment (a)	-	4,796
Total accumulated depreciation	1,883,078	1,612,996

(a)	Decrease by termination of the contracts.

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2024	2023	2022
Buildings	307,553	273,146	234,907
Vehicles	3,918	4,487	4,876
Lands	841	728	631
Equipment	542	1,878	1,705
Total depreciation expense	312,854	280,239	242,119

Éxito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions or covenants related to these leases.

At December 31, 2024, the average remaining term of lease contracts is 11 years (11.7 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

	As at December 31,
	2024	2023
Lease liabilities	1,984,244	1,567,959
Current	299,456	282,180
Non-current	1,684,788	1,285,779

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,594,643
Additions	174,190
Accrued interest (Note 32)	99,324
Remeasurements	138,237
Terminations	(66,937)
Payment of lease liabilities	(363,316)
Effect of exchange differences on the translation into presentation currency	79,950
Others	(136)
Balance at December 31, 2022	1,655,955
Additions	63,642
Accrued interest (Note 32)	126,167
Remeasurements	185,514
Terminations	(8,365)
Payment of lease liabilities	(272,688)
Interest payments on lease liabilities	(123,711)
Effect of exchange differences on the translation into presentation currency	(58,555)
Balance at December 31, 2023	1,567,959
Additions	86,295
Accrued interest (Note 32)	148,087
Remeasurements	598,750
Terminations	(3,008)
Payment of lease liabilities	(288,888)
Interest payments on lease liabilities	(147,512)
Effect of exchange differences on the translation into presentation currency	22,561
Balance at December 31, 2024	1,984,244

Below are the future lease liability payments at December 31, 2024:

Up to one year (*)	406,060
From 1 to 5 years	1,017,860
More than 5 years	1,087,914
Minimum lease liability payments	2,511,834
Future financing (expenses)	(527,590)
Total minimum net lease liability payments	1,984,244

(*)	This value includes principal and interest.

Note 15.3. Short term leases and leases of low value assets of Éxito Group as a lessee

This relates to low-value asset leases, such as furniture and fixtures, computer equipment, machinery and equipment, and office equipment; lease contracts for any underlying asset with a lease term of less than one year; leases of intangible assets; and lease agreements for stores with variable lease payments.

Variable lease payments apply to some of Éxito Group’s property leases and are detailed below:

	Year ended December 31,
	2024	2023	2022
Variable lease payments	54,189	65,042	54,537
Short term leases	13,917	5,959	11,288
Low value leases	188	173	174
Total	68,294	71,174	65,999

Note 15.4. Operating leases of Éxito Group as a lessor

Éxito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,
	2024	2023	2022
Up to one year	318,130	265,057	227,423
From 1 to 5 years	385,769	317,010	270,281
More than 5 years	226,686	171,528	163,414
Total minimum instalments under non-cancellable operating leases	930,585	753,595	661,118

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2024 lease rental income was $533,588 (December 31, 2023 - $457,039) mostly comprised of investment property rental income for $434,700 (December 31, 2023 - $375,832). Income from variable lease payments was $125,726 (December 31, 2023 - $113,805).

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	As at December 31,
	2024	2023
Trademarks	302,322	250,879
Computer software	223,864	278,893
Rights	27,471	23,385
Other	156	90
Total cost of other intangible assets	553,813	553,247
Accumulated amortization	(153,099)	(186,878)
Total other intangible assets, net	400,714	366,369

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	25,368	-	134	30,798
Acquisitions through business combinations (Note 17.1)	12,904	29	-	-	12,933
Disposals and derecognition	-	(12,823)	-	-	(12,823)
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,346)	-	-	(1,346)
Effect of exchange differences on the translation into presentation currency	(100,696)	(6,904)	(3,479)	(104)	(111,183)
Hyperinflation adjustments	33,687	-	2,161	47	35,895
Other minor movements	-	89	-	(134)	(45)
Balance at December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	6	14,730	121	-	14,857
Transfers from other balance sheet accounts – Property, plant, and equipment	-	858	-	-	858
Disposals and derecognition	-	(71,572)	-	-	(71,572)
Effect of exchange differences on the translation into presentation currency	(1,099)	955	(277)	(7)	(428)
Hyperinflation adjustments	52,536	-	4,242	73	56,851
Balance at December 31, 2024	302,322	223,864	27,471	156	553,813

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2021	149,391	680	88	150,159
Amortization	26,737	-	479	27,216
Effect of exchange differences on the translation into presentation currency	6,692	(203)	(26)	6,463
Hyperinflation adjustments	-	1,105	63	1,168
Disposals and derecognition	(10,190)	-	-	(10,190)
Other minor movements	-	-	(478)	(478)
Balance at December 31, 2022	172,630	1,582	126	174,338
Amortization	30,602	-	146	30,748
Acquisitions through business combinations (Note 17.1)	29	-	-	29
Effect of exchange differences on the translation into presentation currency	(5,564)	(1,306)	(104)	(6,974)
Hyperinflation adjustments	-	1,078	47	1,125
Disposals and derecognition	(12,242)	-	-	(12,242)
Other minor movements	-	-	(146)	(146)
Balance at December 31, 2023	185,455	1,354	69	186,878
Amortization	34,142	235	-	34,377
Effect of exchange differences on the translation into presentation currency	774	(129)	(7)	638
Hyperinflation adjustments	-	2,323	73	2,396
Disposals and derecognition	(71,190)	-	-	(71,190)
Balance at December 31, 2024	149,181	3,783	135	153,099

(1)	The balance of trademarks, is shown below:

			As at December 31,
Operating segment	Brand	Useful life	2024	2023
Uruguay (a)	Miscellaneous	Indefinite	118,634	115,020
Argentina	Libertad	Indefinite	97,255	49,432
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	5,296
Colombia	Finlandek	Indefinite	6	-
			302,322	250,879

Trademarks and rights have an indefinite useful life. Grupo Éxito considers that there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows; therefore, they are not amortized.

Information about impairment testing is disclosed in Notes 34.

At December 31, 2024 and 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	As at December 31,
	2024	2023
Spice Investment Mercosur S.A.	1,477,494	1,441,256
Retail trade(1)	1,454,094	-
Libertad S.A.	366,515	186,289
Carulla Vivero S.A.(1)	-	827,420
Súper Ínter(1)	-	453,649
Cafam(1)	-	122,219
Other(1)	-	50,806
Total goodwill	3,298,103	3,081,639
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,297,086	3,080,622

(1)	Éxito Group has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately. As of December 31,2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate. Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store. As a result, the retail business will be consolidated into a single UGE that encompasses all brands for Colombia.

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Acquisitions through business combinations (Note 17.1.)	20,855	-	20,855
Effect of exchange differences on the translation into presentation currency	(551,489)	-	(551,489)
Hyperinflation adjustments	126,953	-	126,953
Balance at December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	18,475	-	18,475
Hyperinflation adjustments	197,989	-	197,989
Balance at December 31, 2024	3,298,103	(1,017)	3,297,086

Goodwill has indefinite useful life on the grounds of the Éxito Group’s considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2024 and 2023.

Information about impairment testing and fair value are disclosed in Notes 34 and 35.

17.1. Business combinations

Related to business combinations from 2023, at September 30, 2024, Éxito Group has completed the process of the allocation of the purchase price and all preliminary amounts have been ascertained and recorded. The consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Fair values at the date of acquisition			Measurement period adjustments			Fair values at December 31,2024
	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	3,294	7,635	1,758	12,821	(3,945)	-	16,115	3,690	1,758
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	689	7,635	1,081	(18)	(5,426)	-	671	2,209	1,081
Net assets and liabilities measured at fair value	2,605	-	677	12,839	1,481	-	15,444	1,481	677
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	17,521	17,032	881	(13,704)	(875)	-	3,817	16,157	881

The goodwill and variations from the time of acquisition to December 31, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Total
Goodwill from the acquisition (Note 17)	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Goodwill at December 31, 2023	3,355	14,204	775	18,334
Effect of exchange difference	105	446	24	575
Goodwill at December 31, 2024	3,460	14,650	799	18,909

Goodwill is allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operations of the companies acquired in that country.

The revenues and profit or loss of this business acquired, corresponding to the period ended at December 31, 2024, included in the consolidated statements of profit or loss at December 31, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Revenues	34,816	24,332	19
Profit (loss) for the period	815	628	(6)

This companies acquired are ongoing business that are consider attractive, located in strategic places coinciding with the expansion plan of the Éxito Group.

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

		As at December 31,
Company	Classification	2024	2023
Compañía de Financiamiento Tuya S.A.	Joint venture	271,627	220,134
Puntos Colombia S.A.S.	Joint venture	17,691	9,986
Sara ANV S.A.	Joint venture	2,236	2,438
Total investments accounted for using the equity method		291,554	232,558

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

			Primary	Ownership percentage		Number of shares
		Functional	Economic	As at December 31,
Company	Country	Currency	Activity	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Financial	50%	50%	26.031.576.916	15.483.189.879
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.286.00	2.270.00

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2021	289,391
Capital increases (reduction), net	45,349
Share of income (Note 18.5)	(34,720)
Share in equity movements	1
Balance at December 31, 2022	300,021
Capital increases (reduction), net	46,590
Share of income (Note 18.5)	(114,419)
Share in equity movements	366
Balance at December 31, 2023	232,558
Capital increases (reduction), net	131,049
Share of income (Note 18.5)	(71,872)
Share in equity movements	(181)
Balance at December 31, 2024	291,554

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2024:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing Operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Puntos Colombia S.A.S.	246,060	34,633	217,958	27,353	35,382	402,889	15,410	-
Sara ANV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax Expense
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Sara ANV S.A.	1,071	452	-	8	-	(378)	-

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing Operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from Interest	Interest expense	Depreciation and amortization	Income tax Expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550)	(3,724)
Sara ANV S.A.	1,819	425	-	2	-	(196)	-

(*)	There are no other comprehensive income figures proceeding from this companies.

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

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating It’s own loyalty program, pursuant to which its users earn points when purchasing from its partners, as well as the buying and selling of points. These points are redeemable for products or services available at the Puntos Colombia platform.

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

Note 18.4. Other information

The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below:

	December 31, 2024
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	508,029	50%	271,627	271,627
Puntos Colombia S.A.S.	35,382	50%	17,691	17,691
Sara ANV S.A.	4,471	50%	2,236	2,236

	December 31, 2023
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	405,043	50%	220,134	220,134
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Sara ANV S.A.	4,877	50%	2,438	2,438

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2024, and 2023.

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

Note 18.5. Share of profit in subsidiaries and joint ventures

The share of income in joint ventures that are accounted for using the equity method is as follows:

	Year ended December 31,
	2024	2023	2022
Compañía de Financiamiento Tuya S.A.	(77,757)	(112,524)	(36,633)
Sara ANV S.A.	(1,820)	(367)	-
Puntos Colombia S.A.S.	7,705	(1,528)	1,913
Total	(71,872)	(114,419)	(34,720)

Note 19. Non-cash transactions

During the annual periods ended December 31, 2024 and 2023, the Éxito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively.

Note 20. Loans, borrowing and other financial liabilities

The balance of loans, borrowing and other financial liability is shown below:

	As at December 31,
	2024	2023
Bank loans	1,895,118	815,674
Put option on non-controlling interests (1)	350,776	442,342
Letters of credit	12,555	8,189
Total loans, borrowing and other financial liabilities	2,258,449	1,266,205
Current	1,984,727	1,029,394
Non-current	273,722	236,811

(1)	It represents the liability of the put option on a portion of the non-controlling interest in Grupo Disco Uruguay S.A. Grupo Éxito holds a non-controlling interest of 23.35% in Grupo Disco Uruguay S.A. (30.85% as of December 31, 2023), of which 15.66% (23.16% as of December 31, 2023) is subject to a put option held by non-controlling shareholders. This put option is exercisable by the holders at any time until its expiration on June 30, 2025.The exercise price of the put option is determined as the highest of the following three measures:(i) A fixed price in U.S. dollars as stated in the put option agreement, adjusted at an annual rate of 5%, (ii) A multiple of 6 times the average EBITDA of the last two years, minus Grupo Disco Uruguay S.A.’s net debt at the exercise date, or (iii) A multiple of 12 times the average net income of Grupo Disco Uruguay S.A. over the last two years as of December 31, 2024, the highest of these three measures was the fixed price in U.S. dollars.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the transfer of this put option to Grupo Éxito. Once this transfer was completed, making Grupo Éxito the direct holder of the put option liability, the put-call agreement between Grupo Éxito and Grupo Casino was terminated.

To ensure compliance with the obligation assumed by Grupo Éxito in this transfer, a pledge without displacement was established over the Series B shares of Grupo Disco Uruguay S.A., owned by Spice Investment Mercosur S.A. These shares are listed in share certificate number 1 and represent 25% of the voting capital of Grupo Disco Uruguay S.A.This pledge does not transfer the right to vote or receive dividends associated with the pledged shares, which remain under the ownership of Spice Investment Mercosur S.A. This pledge replaces the one previously granted in past years over the same share certificate.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	1,417,011
Proceeds from loans and borrowings	876,798
Changes in the fair value of the put option recognized in equity	142,028
Interest accrued	111,234
Translation difference	3,250
Repayments of loans and borrowings	(995,865)
Payments of interest on loans and borrowings	(98,872)
Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,241,024
Changes in the fair value of the put option recognized in equity	(209,557)
Interest accrued	227,525
Increases from business combinations (Note 17.1)	235
Translation difference	(2,146)
Repayments of loans and borrowings	(1,217,881)
Payments of interest on loans and borrowings	(228,579)
Balance at December 31, 2023 (1)	1,266,205
Proceeds from loans and borrowings (2)	1,749,014
Changes in the fair value of the put option recognized in equity	(91,566)
Interest accrued	227,848
Translation difference	911
Repayments of loans and borrowings (3)	(685,084)
Payments of interest on loans and borrowings	(208,879)
Balance at December 31, 2024	2,258,449

(1)	As of December 31, 2023, the balance corresponds to

$108,969 from the bilateral loan agreement signed on March 27, 2020, $136,727 from the bilateral credit agreement signed on June 3, 2020; the renewal of the bilateral credit with three new bilateral loans for $202,663, $126,478, and $114,053 signed on March 26, 2021; as well as $101,280 and $25,348 from new bilateral loans signed on August 28, 2023, by the parent company.

A put option contract with Spice Investments Mercosur S.A. for $442,341 with the non-controlling interest owners of the subsidiary Grupo Disco Uruguay S.A.

From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, credits of $157 and letters of credit for $8,189.

(2)	The Company requested disbursements of $30,000, $70,000, and $230,000 from the bilateral revolving credit agreement signed on February 18, 2022; a disbursement of $300,000 from the bilateral revolving credit agreement signed on October 10, 2022; and a disbursement of $200,000 from another bilateral revolving credit agreement signed on April 4, 2022.

In February 2024, the Company requested disbursements of $70,000 from the bilateral revolving credit agreement signed on February 18, 2022, and $100,000 from the bilateral credit agreement signed on February 12, 2024.

In August and September, the Company requested disbursements of $132,515 from the bilateral credit agreement signed on August 9, 2024, and $65,000 from the bilateral credit agreement signed on September 2, 2024.

In October 2024, the Company requested a disbursement of $200,000 from the bilateral revolving credit agreement signed on October 28, 2024.

During the period ended December 31, 2024, the subsidiary Libertad S.A. requested disbursements of $67,929

During the period ended December 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements of $158,484 and letters of credit for $125,086.

(3)	During the period ended December 31, 2024, the Company paid $50,000 related to the renewal of the bilateral credit agreement signed on March 26, 2021; $51,192 related to two bilateral loans signed on March 26, 2021; $48,334 for the bilateral loan signed on March 27, 2020; $100,000 for the bilateral revolving credit agreement signed on April 4, 2022; and $300,000 for the bilateral revolving credit agreement signed on October 10, 2022

During the period ended December 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans of $13,536 and letters of credit for $122,022.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred during 2024 and 2023.

The weighted rate of bank loans in nominal terms as of December 31, 2024, is IBR (Bank Reference Rate) + 2%.

As of December 31, 2024, Éxito Group has available unused credit lines to minimize liquidity risks, as follows:

Bancolombia S.A.	400,000
Total	400,000

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2024, discounted at present value (amortized cost):

Year	Total
2026	210,937
2027	32,085
2028	14,244
>2029	16,456
273,722

Covenants

Under loans and borrowing contracts, Éxito Group is subject to comply with the following financial covenants: as long as Almacenes Éxito S.A. has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as (adjusted recurring Ebitda to gross financial liabilities) of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2024 and 2023, Éxito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Éxito Group is subject to comply with some non-financial covenant, which at December 31, 2024 and 2023 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	As at December 31,
	2024	2023
Defined benefit plans	37,155	38,106
Long-term benefit plan	1,676	1,815
Total employee benefits	38,831	39,921
Current	4,055	4,703
Non-current	34,776	35,218

Note 21.1. Defined benefit plans

Éxito Group has the following defined benefit plans: Retirement pension plan and Retroactive severance pay plan

During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement pensions	Retroactive severance pay	Total
Balance at December 31, 2021	18,433	361	18,794
Cost of current service	16,419	11	16,430
Interest expense	2,655	26	2,681
Actuarial loss from changes in experience	118	40	158
Actuarial gain (losses) from financial assumptions	(3,290)	18	(3,272)
Benefits paid	(2,401)	(53)	(2,454)
Effect of exchange differences on translation	2,754	-	2,754
Balance at December 31, 2022	34,688	403	35,091
Cost of current service	1,839	11	1,850
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience	1,386	21	1,407
Actuarial gain (losses) from financial assumptions	3,199	70	3,269
Benefits paid	(1,347)	(55)	(1,402)
Effect of exchange differences on translation	(4,099)	-	(4,099)
Balance at December 31, 2023	37,605	501	38,106
Cost of current service	2,471	14	2,485
Interest expense	1,937	53	1,990
Actuarial gain from changes in experience	(592)	(6)	(598)
Actuarial gain from financial assumptions	(1,213)	(3)	(1,216)
Benefits paid	(4,196)	(4)	(4,200)
Effect of exchange differences on translation	588	-	588
Balance at December 31, 2024	36,600	555	37,155

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	As at December 31,
	2024		2023
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	12.30%	10.80%	11.00%	10.50%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	4.5%	4.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	As at December 31,
Years of service	2024	2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability:

	As at December 31,
	2024		2023
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate + 25	(215)	(2)	(257)	(3)
Discount rate – 25	220	2	264	3
Discount rate + 50	(424)	(4)	(506)	(6)
Discount rate – 50	447	5	535	6
Discount rate + 100	(827)	(9)	(985)	(11)
Discount rate – 100	918	9	1,102	12
Annual salary increase rate + 25	N/A	3	N/A	5
Annual salary increase rate - 25	N/A	(3)	N/A	(5)
Annual salary increase rate + 50	N/A	7	N/A	9
Annual salary increase rate - 50	N/A	(7)	N/A	(9)
Annual salary increase rate + 100	N/A	13	N/A	18
Annual salary increase rate - 100	N/A	(13)	N/A	(18)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
	2024		2023
Year	Retirement pensions	Retroactive severance Pay	Retirement pensions	Retroactive severance pay
2024	-	-	2,654	5
2025	2,666	230	2,656	270
2026	2,657	133	2,624	84
2027	2,616	2	2,573	2
>2028	37,426	319	36,673	302
Total	45,365	684	47,180	663

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2024 is 5.7 years (December 31, 2023 - 6.3 years).

Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2024 amounted to $140,484 (December 31, 2023 - $125,235).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Almacenes Éxito S.A. and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Almacenes Éxito S.A. reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at December 31, 2021	1,584
Cost of current service	78
Past service cost	(13)
Interest expense	115
Actuarial loss from change in experience	200
Actuarial gain from financial assumptions	(317)
Benefits paid	(93)
Balance at December 31, 2022	1,554
Cost of current service	64
Past service cost	(128)
Interest expense	205
Actuarial loss from change in experience	87
Actuarial loss from financial assumptions	241
Benefits paid	(208)
Balance at December 31, 2023	1,815
Cost of current service	62
Past service cost	-
Interest expense	175
Actuarial loss from change in experience	24
Actuarial gain from financial assumptions	(53)
Benefits paid	(347)
Balance at December 31, 2024	1,676

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and mortality rates are as follows:

	As at December 31,
	2024	2023
Discount rate	11.80%	10.80%
Annual salary increase rate	5.5%	5.5%
Annual inflation rate	4.5%	5.5%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

	As at December 31,
Years of service	2024	2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability:

	As at December 31,
Variation expressed in basis points	2024	2023
Discount rate + 25	(15)	(18)
Discount rate - 25	16	18
Discount rate + 50	(31)	(35)
Discount rate - 50	32	37
Discount rate + 100	(60)	(70)
Discount rate - 100	65	76
Annual salary increase rate + 25	17	19
Annual salary increase rate - 25	(17)	(19)
Annual salary increase rate + 50	34	39
Annual salary increase rate - 50	(33)	(38)
Annual salary increase rate + 100	69	79
Annual salary increase rate - 100	(64)	(74)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
Year	2024	2023
2024	-	342
2025	454	433
2026	305	288
2027	185	167
>2028	1,872	1,743
Total	2,816	2,973

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2024 is 4.0 years (December 31, 2023 - 4.3 years).

Éxito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2024 was recognized as an income in the amount of $155 (December 31, 2023 was recognized as an expense in the amount of $161).

Note 22. Provisions

The balance of provisions is shown below:

	As at December 31,
	2024	2023
Restructuring (1)	28,955	5,180
Legal proceedings (2)	18,629	19,736
Taxes other than income tax	54	297
Other Provisions (3)	13,757	8,462
Total provisions	61,395	33,675
Current	47,327	22,045
Non-current	14,068	11,630

At December 31, 2024 and 2023, there are no provisions for onerous contracts.

(1)	The restructuring provision corresponds to the reorganization processes in stores, the corporate office, and distribution centers of the Parent Company. The provision amount is calculated based on the necessary disbursements to be made, which are directly associated with the restructuring plan.

(2)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Éxito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	As at December 31,
	2024	2023
Labor legal proceedings	14,153	10,211
Civil legal proceedings	4,476	7,250
Administrative and regulatory proceedings	-	2,275
Total legal proceedings	18,629	19,736

(3)	The balance of other provisions corresponds to:

	As at December 31,
	2024	2023
Store closures	10,036	61
Urban improvements	2,215	2,215
Shrinkage for VMI merchandise	1,018	296
rovision for the Montevideo real estate project	-	3,500
Other minor provisions in the Colombian subsidiaries	220	2,227
Other minor provisions in Libertad S.A.	268	163
Total others	13,757	8,462

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261
Increase	8,141	967	15,211	7,672	31,991
Uses	(787)	-	-	-	(787)
Payments	(2,838)	-	(5,448)	(9,483)	(17,769)
Reversals (not used)	(3,462)	-	(920)	(1,047)	(5,429)
Other reclassifications	-	-	(485)	-	(485)
Effect of exchange differences on the translation into presentation currency	452	(43)	(549)	(265)	(405)
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	9,693	-	30,451	7,356	47,500
Uses	-	(99)	(474)	-	(573)
Payments	(2,598)	-	(33,575)	(6,113)	(42,286)
Reversals (not used)	(3,814)	(3,336)	(1,264)	(427)	(8,841)
Other reclassifications	233	-	(473)	(58)	(298)
Effect of exchange differences on the translation into presentation currency	(2,879)	(741)	(2)	(582)	(4,204)
Balance at December 31, 2023	19,736	297	5,180	8,462	33,675
Increase	11,961	-	66,166	21,593	99,720
Uses	(250)	-	(2,217)	-	(2,467)
Payments	(2,235)	-	(38,489)	(11,351)	(52,075)
Reversals (not used)	(9,926)	(241)	(1,685)	(5,677)	(17,529)
Other reclassifications	(745)	-	-	745	-
Effect of exchange differences on the translation into presentation currency	88	(2)	-	(15)	71
Balance at December 31, 2024	18,629	54	28,955	13,757	61,395

Note 22.1. Estimated payments of other provisions

The estimated payments of the other provisions that are in charge of Grupo Éxito as of December 31, 2024 are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Less than 12 months	4,613	-	28,955	13,757	47,325
From 1 to 5 years	14,016	54	-	-	14,070
Total estimated payments	18,629	54	28,955	13,757	61,395

Note 23. Trade payables and other payable

	As at December 31,
	2024	2023
Payables to suppliers of goods	3,056,293	2,725,532
Payables and other payable - agreements (1)	501,603	1,562,246
Payables to other suppliers	335,518	325,447
Labor liabilities	303,365	335,989
Withholding tax payable (2)	74,504	72,146
Tax payable	70,365	72,346
Purchase of assets (4)	53,405	121,554
Dividends payable (3)	9,249	32,691
Other	26,372	38,175
Total trade payables and other payable	4,430,674	5,286,126
Current	4,408,479	5,248,777
Non-current	22,195	37,349

(1)	The detail of payables and other payable - agreements is shown below:

	As at December 31,
	2024	2023
Payables to suppliers of goods	447,726	1,429,006
Payables to other suppliers	53,877	133,240
Total payables and other payable - agreements	501,603	1,562,246

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Éxito Group.

Éxito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Éxito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Éxito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2024.

(3)	The decrease corresponds to the dividends paid in 2024.

(4)	The reduction is primarily due to the payment of the third installment of $22,873 for the Clearpath contract and $45,276 for other contracts.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Inflation adjustments were eliminated for tax purposes as of 2007.

d.	From 2007 the tax on occasional gains was reinstated, payable by legal entities on total occasional gains obtained during the taxable year. From 2023 the rate is 15%.

e.	A tax on dividends paid to individual residents in Colombia was established at a rate of 15%, triggered when the amount distributed is higher than 1,090 UVT (equivalent to $51 in 2024) when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. For domestic companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. For individuals not residents of Colombia and for foreign companies, the tax rate is 20% when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

f.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

g.	The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

h.	Taxes, levies, and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations.

i.	Regarding contributions to employee education, the payments that meet the following conditions are deductible: (a) those devoted for scholarships and education forgivable loans to the benefit of employees, (b) payments to programs or care centers for the children of employees and (c) payments to primary, secondary, technical, technological and higher education institutions.

j.	VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax.

k.	The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation and apply the Most-Favored-Nation Clause and the 10% for those to whom the Most-Favored-Nation Clause does not apply.

l.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services.

m.	Taxes paid abroad shall be deemed tax discounts during the taxable year of payment, or during any subsequent taxable period. The withholding tax rate on income for payments abroad to third parties located in non-cooperating jurisdictions, with low or no taxation, and preferential tax regimes is 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to suppliers with Significant Economic Presence (PES) who are subject to the withholding mechanism is 10%.

o.	The taxes paid abroad will be treated as a tax credit in the tax year in which the payment was made or in any of the following taxable periods

o.	The annual adjustment applicable at December 31, 2024 to the cost of furniture and real estate deemed fixed assets is 10.97%.

q.	The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain applied tax treatments. The mentioned evaluation has not resulted in any modifications.

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

(a)	Tax credits of Almacenes Éxito S.A.

At December 31, 2024 Almacenes Éxito S.A. has accrued $- (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of Almacenes Éxito S.A’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Offsetting of presumptive income against net income from the prior period	(600)
Offsetting of presumptive income against net income for the period	(60,815)
Balance at December 31, 2024	-

At December 31, 2024, Almacenes Éxito S.A. has accrued tax losses amounting to $704,357 (at December 31, 2023 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2022	740,337
Adjustment to tax losses from prior periods	-
Balance at December 31, 2023	740,337
Tax losses generated during the period	(35,980)
Balance at December 31, 2024	704,357

(b)	Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S (i)	364
Transacciones Energéticas S.A.S. E.S.P.	(1,446)
Transacciones Energéticas S.A.S. E.S.P. (ii)	(31)
Balance at December 31, 2024	32,656

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

(ii)	It corresponds to the adjustment of tax losses from previous periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2024 (25% in 2023);

-	Argentina applies a 30% income tax rate in 2024 (30% in 2023).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	As at December 31,
	2024	2023
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	250,872	267,236
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	151,893	137,000
Current income tax assets of subsidiary Onper Investment 2015 S.L.	41,388	10,715
Tax discounts of Éxito from taxes paid abroad	5,562	17,258
Advance income tax payments from Colombian subsidiaries	2,611	-
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	3	-
Total income tax asset	452,329	432,209
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	78,567	71,450
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	22,982	20,339
Other current tax assets of subsidiary Onper Investment 2015 S.L.	38	29
Total asset for other taxes	101,587	91,818
Total current tax assets	553,916	524,027

Current tax liabilities

	As at December 31,
	2024	2023
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	-	47
Total income tax liability	-	47
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	105,467	98,391
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	7,832	3,621
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	5,558	4,979
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	353	293
Total liability for other taxes	119,210	107,284
Total current tax liabilities	119,210	107,331

Note 24.4. Income tax

	As at December 31,
	2024	2023	2022
Profit before income tax	292,908	354,072	574,940
Plus
IFRS adjustments with no tax impact (1)	203,591	164,226	314,701
Non-deductible expenses	58,427	31,616	40,901
Others (2)	24,875	21,548	28,276
Reimbursement of fixed assets depreciation for income - producing upon sales of assets	-	2,012	641
Minus
Effect of the accounting results of foreign subsidiaries	(191,018)	(221,871)	(211,735)
Non-taxable dividends received from subsidiaries	(68,456)	(12,620)	(3,710)
Others (2)	(11,667)	(41,512)	(106,639)
Additional 30% deduction for apprentice salaries (voluntary)	(227)	(258)	(258)
Net income	308,433	297,213	637,117
Exempt income	(90,910)	(65,090)	(217,545)
Net income before compensations	217,523	232,123	419,572
Compensations	(98,241)	(149,799)	(135,616)
Total Net income after compensations	119,282	82,324	283,956
Net (loss) of some Colombian subsidiaries	(364)	(231)	(163)
Taxable income of the parent company and some Colombian subsidiaries	119,646	82,555	284,119
Taxable net income	119,646	82,555	284,119
Income tax rate	35%	35%	35%
Subtotal (expense) current income tax	(41,876)	(28,894)	(99,442)
(Expense) occasional income tax	(70)	(389)	(15)
Tax credits	3,945	2,226	16,887
Total (expense) current and occasional income tax	(38,001)	(27,057)	(82,570)
Adjustment with respect to current income tax from previous years (c)	(1,777)	311	(9,164)
(Expense) taxes paid abroad	(1,101)	(2,677)	(15,228)
Minor adjustments	(6)	-	-
Unused ICA tax discount	-	-	(5,292)
Total (income and complementary tax expense) of the parent company and some Colombian subsidiaries	(40,885)	(29,423)	(112,254)
Total (current tax expense) of foreign subsidiaries	(66,317)	(76,686)	(80,015)
Total (income and complementary tax expense), current	(107,202)	(106,109)	(192,269)

(1)	The IFRS adjustments with no tax impact correspond to:

	As at December 31,
	2024	2023	2022
Other accounting expenses with no tax impact (*)	466,302	421,408	349,234
Higher accounting depreciation over fiscal depreciation, net	168,103	209,793	-
Accounting provisions	125,842	90,668	34,402
Non-taxable dividends from subsidiaries	84,034	77,710	221,255
Net exchange differences	81,884	(53,190)	60,600
Taxable actuarial calculation	1,202	569	918
Taxable leases	(282,896)	(254,854)	(224,645)
Results under the equity method, net	(189,726)	(247,332)	(134,235)
Non-accounting fiscal costs, net	(84,944)	3,889	(35,510)
Recovery of provisions	(75,760)	(30,299)	(16,726)
Excess of fiscal personnel expenses over accounting expenses	(75,417)	(21,727)	40,005
Higher fiscal depreciation over accounting depreciation	(7,027)	(7,459)	(53,410)
Other non-taxable accounting (income) expenses, net	(8,006)	(24,924)	72,824
Non-deductible taxes	-	(26)	(11)
Total	203,591	164,226	314,701

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16

(2)	The concept of others corresponds to:

	As at December 31,
	2024	2023	2022
Tax on financial transactions	9,850	8,742	8,752
Special deduction for donations to food banks and others	8,583	7,070	7,309
Accounting provision and write-offs of receivables	2,136	(1,993)	3,257
Fines, sanctions, and lawsuits	2,006	2,235	4,121
ICA tax deduction paid after the income tax filing	1,199	(162)	(558)
Taxes assumed and valuation	779	4,161	5,141
Taxable income - recovery of depreciation on sold fixed assets	322	1,495	254
Total	24,875	21,548	28,276

Profit from the sale of fixed assets declared as occasional income	(4,934)	(21,785)	(79,248)
Deduction for hiring personnel with disabilities	(3,577)	(2,599)	(2,485)
Recovery of costs and expenses	(2,596)	(16,772)	(20,098)
Non-deductible taxes	(560)	(356)	(269)
Tax deduction of commercial credit in addition to the accounting	-	-	(4,539)
Total	(11,667)	(41,512)	(106,639)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2024	Rate	2023	Rate	2022	Rate
Profit before income tax from continuing operations	292,908		354,072		574,940
Tax (expense) at enacted tax rate in Colombia	(102,518)	(35)%	(123,925)	(35)%	(201,229)	(35)%
Equity method in joint venture domestic operations	(25,154)		(40,046)		(12,152)
Non-deductible/ nontaxable foreign operation	(12,087)		15,449		(55,852)
Adjustment to current taxes from prior periods	(1,777)		311		(9,164)
Non-deductible / nontaxable domestic operation	13,075		37,914		(27,410)
Tax rates differences from foreign operations	24,492		33,547		22,362
Accounting effects of NCI domestic operations without tax impact	48,304		32,138		31,991
Tax impact of readjustment to carry forward losses	-		-		727
Changes in tax rates	-		-		(78,382)
Unrecognition deferred tax from prior periods	-		(1,286)		3,407
Total income tax expense	(55,665)	(19)%	(45,898)	(13)%	(325,702)	(57)%

The components of the income tax expense recognized in the statement of profit or loss were:

	Year ended December 31,
	2024	2023	2022
Deferred tax gain (Note 24.6)	51,537	60,211	(55,051)
Current income tax (expense)	(105,355)	(106,031)	(183,090)
Adjustment in respect of current income tax of prior periods	(1,777)	311	(9,164)
(Expense) Occasional income tax	(70)	(389)	(15)
Changes in tax rates	-	-	(78,382)
Total income tax (expense)	(55,665)	(45,898)	(325,702)

Note 24.5. Minimum Tax Rate

With the entry into force of Law 2277 of 2022, which in its Article 10 added Paragraph 6 to Article 240 of the Tax Statute, the minimum tax rate (TTD) regime is included in Colombia. It is important to clarify that this regulation presents substantial differences compared to the minimum tax proposal of the Organisation for Economic Co-operation and Development (OECD) under Pillar II. This calculation considers a tax and an adjusted profit, performed on a consolidated basis for companies belonging to business groups.

The Group performed the calculation as stipulated in the mentioned article, which did not result in an additional adjustment to the taxes recorded by each company.

As of December 31, 2024, the consolidated minimum tax rate calculation for companies located in Colombia did not have any impact.
In Argentina and Uruguay, legislation for the adoption of Pillar II has not yet been enacted.

Note 24.6. Deferred tax

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Éxito Group operates are grouped as follows:

	As at December 31,
	2024		2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	156,927	-	113,373	-
Uruguay	96,158	-	84,319	-
Argentina	-	(304,235)	-	(156,098)
Total	253,085	(304,235)	197,692	(156,098)

	As at December 31,
	2024		2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	246,525	-	259,118	-
Tax credits	60,098	-	61,449	-
Other provisions	16,735	-	9,926	-
Inventories	13,082	-
Employee benefits provisions	9,812	-
Excess presumptive income	-	-	21,495	-
Investment property	-	(169,051)	-	(120,144)
Goodwill	-	(217,715)	-	(217,687)
Property, plant, and equipment	214,759	(268,924)	93,660	(221,364)
Leases	633,397	(531,670)	634,180	(545,661)
Other	43,645	(101,843)	100,045	(33,423)
Total	1,238,053	(1,289,203)	1,179,873	(1,138,279)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	As at December 31,
	2024	2023	2022
Profit from deferred tax recognized in income	51,194	53,744	26,348
Deferred tax income on occasional gains	343	6,467	(81,399)
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	(141,016)	107,547	(30,731)
Adjustment related current income tax previous periods	(1,777)	311	(9,164)
(Expense) income from derivative financial instruments designated as hedging instruments and others (Other comprehensive income)	(1,188)	7,139	(2,420)
(Expense) income from measurements of defined benefit plans (Other comprehensive income)	(300)	1,510	(925)
Income from hedging net investments in foreign businesses	-	-	3,139
Changes in tax rates	-	-	(78,382)
Total movement of net deferred tax	(92,744)	176,718	(173,534)

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2024 amounted to $153,568 (at December 31, 2023 - $ 81,773).

Deferred tax items are not expected to be realized within less than one year.

Note 24.7. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2024 or 2023 by Éxito Group to its shareholders.

Note 24.8. Non-Current tax liabilities

The $7,321 balance at December 31, 2024 (at December 31, 2023 - $8,091) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	As at December 31,
	2024	2023
Collections on behalf of third parties (1)	59,029	123,023
Derivative financial instruments (2)	1,174	11,299
Derivative financial instruments designated as hedge instruments (3)	278	5,488
Total derivative instruments and collections on behalf of third parties	60,481	139,810

(1)	Collections on behalf of third parties includes amounts received for services where Éxito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $11,973 (December 31, 2023 - $26,515) with third parties (Note 10.5).

(2)	As of December 31, 2024, it corresponds to the following transactions::

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $16.600 MEUR / $4.020	1,174

The detail of maturities of these instruments at December 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

As of December 31, 2023, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $34.600 MEUR / $4.110	11,299

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 23)	USD/COP	1 USD / $4,466.19	5.2 MUSD	5,210	-	278

The detail of maturities of these hedge instruments at December 31, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 23)	USD/COP	1 USD / $4,204.54	15.5 MUSD	(5,488)	-	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Éxito Group has documented the effectiveness testing of the hedge by assessing that:

-	There is an economic relationship between the hedged item and the hedging instrument,
-	The effect of credit risk does not predominate,
-	The hedge ratio of the hedging relationship is the same as the ratio derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is shown below:

	As at December 31,
	2024	2023
Deferred revenues (1)	179,448	208,126
Customer loyalty programs	46,217	43,990
Advance payments under lease agreements and other projects (2)	3,689	4,604
Advance payments for fixed assets sold (3)	832	-
Instalments received under “plan resérvalo”	160	160
Repurchase coupon	100	239
Total other liabilities	230,446	257,119
Current	230,068	254,766
Non-current	378	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

Éxito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred Revenue	Customer loyalty programs
Balance at December 31, 2021	154,265	56,165
Additions	3,637,936	14,320
Revenue recognized	(3,577,850)	(14,964)
Effect of exchange difference from translation into presentation currency	(6,225)	(11,531)
Balance at December 31, 2023	208,126	43,990
Additions	8,651,525	13,302
Revenue recognized	(8,680,200)	(12,404)
Effect of exchange difference from translation into presentation currency	(3)	1,329
Balance at December 31, 2024	179,448	46,217

(2)	The variation corresponds to the payment received from the sale of the López de Galarza building in Ibagué in November for $2,484.

(3)	It corresponds to the advance payment for the sale of the La Colina land for $832.

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At December 31, 2024 and 2023, Almacenes Éxito’s authorized capital is represented by 1,590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At December 31, 2024 and 2023 the number of subscribed shares is 1,344,720,453 and the number of treasury shares is 46,856,094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Éxito’s shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Éxito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

-	Legal reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Bylaws of Almacenes Éxito S.A., corporations shall establish a legal reserve equivalent to at least 50% of the subscribed capital. To achieve this, 10% of the net profits of each fiscal year must be allocated to the legal reserve until this minimum percentage is reached. Once the 50% threshold is reached, it will be up to the General Shareholders’ Meeting to decide whether to continue increasing the legal reserve. However, if the reserve decreases, it will be mandatory to allocate 10% of the net profits of each year until the reserve reaches the established limit again.
-	Occasional reserve: Occasional reserve established by the General Shareholders’ Meeting.
-	Reserve for share repurchase: Occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.
-	Reserve for future dividend payments: Occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	As at December 31,
	2024			2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(17,531)	-	(17,531)	(16,433)	-	(16,433)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)
Translation exchange differences	(2,324,746)	-	(2,324,745)	(2,323,383)	-	(2,323,383)
Gain from cash-flow hedge	12,150	1,423	13,573	8,757	2,610	11,367
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,352,587)	2,967	(2,349,619)	(2,355,088)	4,454	(2,350,634)
Other comprehensive income of non - controlling interests			(42,615)			(46,588)
Other comprehensive income of the parent			(2,307,004)			(2,304,046)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2024	2023	2022
Retail sales (1) (Note 40)	20,864,329	20,226,311	19,754,076
Service revenue (2) (Note 40)	927,149	819,493	741,246
Other revenue (3) (Note 40)	89,031	76,283	124,351
Total revenue from contracts with customers	21,880,509	21,122,087	20,619,673

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	Year ended December 31,
	2024	2023	2022
Retail sales, net of sales returns and rebates	20,841,145	20,176,915	19,725,311
Sale of real estate project inventories (a)	23,184	49,396	28,765
Total retail sales	20,864,329	20,226,311	19,754,076

(a)	As of December 31, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850, the sale of Montería Centro for $10,350, the sale of López de Galarza for $2,484, and the sale of La Colina for $7,500. As of December 31, 2023, it corresponds to the sale of inventory from the Galería la 33 real estate project for $29,208, the sale of the Carulla Calle 100 real estate project for $18,000, and the sale of 20.43% of the La Secreta property for $2,188.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2024	2023	2022
Leases and real estate related income	345,019	317,828	264,322
Lease of physical space	128,636	86,598	100,968
Advertising	92,272	99,224	94,802
Distributors	92,241	93,702	84,424
Commissions (a)	71,083	33,867	27,354
Administration of real estate	59,933	52,613	43,719
Telephone	48,428	40,973	34,811
Transport	43,625	37,035	29,837
Banking services	20,822	21,817	19,082
Money transfers	7,748	9,096	8,753
Other	17,342	26,740	33,174
Total service revenue	927,149	819,493	741,246

(a)	The increase corresponds mainly to the payment received from Tuya S.A. for discounts granted on the use of the card, amounting to $39,403.

(3)	Other revenue relates to:

	Year ended December 31,
	2024	2023	2022
Marketing events	17,922	20,228	19,402
Collaboration agreements (a)	11,333	7,513	8,437
Asset utilizations	9,129	5,423	7,047
Financial Services	5,013	4,606	4,149
Real estate projects	4,565	2,592	34,263
Royalty revenue	3,836	3,783	3,530
Recovery of other liabilities	1,772	3,777	8,830
Use of parking spaces	1,215	1,889	1,667
Technical advisory	72	79	73
Other (b)	34,174	26,393	36,953
Total other revenue	89,031	76,283	124,351

(a)	Represents revenue from the following collaboration agreements which consist of contracts to carry out projects or activities:

	Year ended December 31,
	2024	2023	2022
Redeban S.A.	5,645	4,010	3,656
Éxito Media	3,091	2,907	1,153
Alianza Sura	1,343	481	3,588
Autos Éxito	1,234	-	-
Moviired S.A.S.	20	115	40
Total collaboration agreement	11,333	7,513	8,437

(b)	Corresponds mainly to the reimbursement of insurance for claims amounting to $10,492.

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2024	2023	2022
Employee benefits (Note 30)	1,687,211	1,680,016	1,577,911
Depreciation and amortization	595,003	554,771	505,068
Taxes other than income tax	406,374	355,937	343,794
Fuels and power	273,340	263,180	251,046
Repairs and maintenance	266,278	239,911	242,659
Advertising	163,643	158,591	165,589
Commissions on debit and credit cards	159,461	156,798	139,288
Security services	117,385	113,538	104,796
Services	112,795	107,188	110,614
Cleaning services	89,918	87,412	74,898
Professional fees	86,687	96,204	100,002
Leases	63,162	62,666	61,234
Transport	57,922	44,149	44,904
Administration of trade premises	54,648	49,710	43,382
Packaging and marking materials	52,659	57,611	55,874
Outsourced employees	50,959	43,767	55,336
Insurance	46,196	51,947	48,036
Credit loss expense (a)	40,953	25,208	34,812
Commissions	13,588	16,394	13,588
Other provision expenses	11,262	9,125	6,743
Cleaning and cafeteria	10,253	10,850	10,686
Other commissions	9,997	9,505	10,557
Legal expenses	8,420	8,964	10,514
Stationery, supplies and forms	7,798	6,529	5,738
Travel expenses	7,725	17,139	18,922
Expenses for provisions for legal proceedings	6,151	5,762	8,739
Ground transportation	3,979	4,529	4,240
Seguros Éxito collaboration agreement	1,824	6,537	-
Éxito Media collaboration agreement	1,753	-	-
Autos Éxito collaboration agreement	-	817	1,847
Other	275,789	238,238	181,070
Total distribution, administrative and selling expenses	4,683,133	4,482,993	4,231,887
Distribution expenses	2,637,171	2,428,475	2,253,239
Administrative and selling expenses	358,751	374,502	400,737
Employee benefit expenses	1,687,211	1,680,016	1,577,911

(a)	This amount includes the following items:

	Year ended December 31
	2024	2023	2022
Allowance for expected credit losses (Note 8.1)	39,514	23,387	30,802
Hyperinflationary adjustments	725	667	1,325
Write-off of receivables	714	1,154	2,685
Total	40,953	25,208	34,812

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2024	2023	2022
Wages and salaries	1,393,206	1,396,589	1,284,582
Contributions to the social security system	50,010	47,820	45,453
Other short-term employee benefits	57,471	59,418	54,695
Total short-term employee benefit expenses	1,500,687	1,503,827	1,384,730

Post-employment benefit expenses, defined contribution plans	140,484	125,235	127,618
Post-employment benefit expenses, defined benefit plans	437	2,045	16,472
Total post-employment benefit expenses	140,921	127,280	144,090

Termination benefit expenses	14,425	13,349	14,506
Other personnel expenses	31,333	35,399	34,667
Other long-term employee benefits	(155)	161	(82)
Total employee benefit expenses	1,687,211	1,680,016	1,577,911

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating revenue (expenses) and other (losses) gain, net

Other operating revenue

	Year ended December 31,
	2024	2023	2022
Recovery allowance for expected credit losses (Note 8.1)	28,985	18,010	26,093
Recovery employee liabilities	16,945	27	-
Recovery of provisions for legal proceedings	9,227	3,246	3,070
Other indemnification (1)	5,469	1,979	16,564
Recovery of other provisions	3,756	427	1,307
Insurance indemnification	3,116	6,425	2,922
Recovery of costs and expenses from taxes other than income tax	2,052	2,179	2,053
Recovery of restructuring expenses	1,685	1,265	920
Recovery of provisions from taxes other than income tax	241	3,336	-
Total other operating revenue	71,476	36,894	52,929

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation home delivery sales.

Other operating expenses

	Year ended December 31,
	2024	2023	2022
Restructuring expenses	(66,166)	(30,451)	(15,211)
Other provisions (1)	(13,521)	(1,594)	(928)
Other (2)	(39,672)	(75,388)	(64,013)
Total other operating expenses	(119,359)	(107,433)	(80,152)

(1)	Corresponds to the store and shop closure plan.

(2)	Corresponds:

	Year ended December 31,
	2024	2023	2022

Tax on wealth	(24,713)	(22,719)	(21,239)
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	(12,952)	(46,531)	(34,527)
Fees for projects for the implementation of norms and laws	(1,157)	(7,747)	(9,355)
Others	(850)	1,609	1,108
Total others	(39,672)	(75,388)	(64,013)

Other net (losses) income

	Year ended December 31,
	2024	2023	2022
Gain from the early termination of lease contracts	3,022	3,544	5,809
Write-off of assets	856	1,187	5,235
Impairment loss on assets	(15,999)	(4,639)	(7,436)
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(13,745)	10,178	6,053
Total other net (losses) income	(25,866)	10,270	9,661

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2024	2023	2022
Gain from foreign exchange differences	60,709	157,889	51,006
Interest income on cash and cash equivalents (Note 7)	30,799	45,852	27,040
Net monetary position results, effect of the statement of profit or loss (1)	28,234	29,456	21,993
Gain from liquidated derivative financial instruments	25,870	37,599	74,864
Gains from valuation of derivative financial instruments	14,769	71	28,824
Other financial income	7,955	13,223	16,182
Total financial income	168,336	284,090	219,909
Interest expense on loan and borrowings	(203,592)	(227,522)	(111,234)
Interest expense on lease liabilities	(148,087)	(126,169)	(99,324)
(Loss) from foreign exchange differences	(140,253)	(89,176)	(181,719)
Net monetary position expense, effect of the statement of financial position	(29,901)	(17,261)	(111,754)
Loss from liquidated derivative financial instruments	(22,868)	(73,643)	(12,846)
Factoring expenses	(21,810)	(114,577)	(51,537)
Commission expenses	(5,669)	(6,503)	(5,134)
Loss from fair value changes in derivative financial instruments	(1,174)	(33,808)	(15,611)
Other financial expenses	(6,328)	(9,721)	(11,224)
Total financial cost	(579,682)	(698,380)	(600,383)
Net financial result	(411,346)	(414,290)	(380,474)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
December 31, 2024	11,034.04	67.1%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the years ended December 31, 2024 and 2023.

The calculation of basic and diluted earnings per share for all years presented is as follows:

In profit for the years:

	Year ended December 31,
	2024	2023	2022
Net profit attributable to equity holders of the parent (basic)	54,786	125,998	99,072
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1,297,864,359	1,297,864,359	1,297,864,359
Basic earnings per share to equity holders of the parent (in Colombian pesos)	42.21	97.08	76.33

In continuing operations:

	Year ended December 31,
	2024	2023	2022
Net profit from continuing operations (Basic)	237,243	308,174	249,238
Less: net income from continuing operations attributable to non-controlling interests	182,457	182,176	150,166
Net profit from continuing operations attributable to the equity holders of the parent (basic)	54,786	125,998	99,072
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1,297,864,359	1,297,864,359	1,297,864,359
Basic earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	42.21	97.08	76.33

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 8).

Note 34.2. Non-financial assets

December 31, 2024

Éxito Group has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately. Now, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate. Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store. Projections and metrics have also been simplified, focusing on profitability by country. As a result, the retail business will be consolidated into a single UGE that encompasses all brands.

The carrying amount of the cash-generating units is composed of the balances of goodwill, property, plant and equipment, investment properties, other intangible assets, and the equity value of subsidiaries domiciled abroad, along with the balances of goodwill.

For the purposes of the impairment test, goodwill acquired through business combinations, brands, and exploitation rights of commercial premises with indefinite useful lives were allocated to the cash-generating units of Colombia, Uruguay, and Argentina, which are also operating and actionable segments.

	Groups of cash-generating units (*)
	Colombia			Otros (1)	Uruguay	Argentina	Total
	Surtimax	Súper Ínter	Taeq
Goodwill (Note 17)	-	-	-	1,453,077	1,477,494	366,515	3,297,086
Trademarks with indefinite useful life (Note 16)	17,427	63,704	5,296	-	118,634	97,255	302,316
Rights with indefinite useful life (Note 16)	-	-	-	20,491	-	6,980	27,471

(*)	The groups of cash-generating units are based on the segments indicated in Note 40

(1)	The value of goodwill in Colombia (retail) includes the balances of Super Inter and Surtimax and store conversions of Éxito, Carulla, and Surtimayorista.

The Group conducted its annual impairment test by comparing the carrying value of net assets, including the value of goodwill and rights assigned to the cash-generating units, with their recoverable amount. The method used in the impairment test for the recoverable amount of goodwill and the cash-generating units domiciled in Colombia, Uruguay, and Argentina was the value in use, due to the difficulty of finding an active market that would allow for the determination of the fair value of these intangible assets.

Recoverable amount

	Cash-generating units (*)
	Colombia				Uruguay		Argentina
	Surtimax	Super Inter	Taeq	Otros	Disco	Otros	Libertad	Otros
Amount	30,171	64,432	23,461	6,563,215	238,911	5,644,904	96,208	1,181,652

(*)	The cash-generating units are based on the segments indicated in Note 40.

The methodology for calculating the recoverable value for the cash-generating units, using the value in use approach, was based on income through discounted cash flows covering a period of five years, which were estimated according to projections made by management in trend analyses based on historical results, growth plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used for the cash-generating units and for calculating the recoverable amount of the brands is 3.5% for Colombia, 5.0% for Uruguay, and 3.7% for Argentina, corresponding to the long-term inflation expectation for each country, except for Argentina, which aligns with the long-term inflation estimate for the United States. For Grupo Éxito, this is a conservative approach that reflects the expected normal growth for the industry, assuming no other unexpected factors that could impact growth.

The tax rate included in the projection of cash flows and royalty savings flows corresponds to the expected tax rate to be paid in the coming years. The rate included for the projection of the cash-generating units and brands for Colombia is 35% for 2025 and beyond, the rates in effect in Colombia as of December 31, 2024. For the Argentina and Uruguay segments, the tax rate used was 25%.

The expected cash flows for the goodwill were discounted at the weighted average cost of capital (WACC); for Colombia, using a market debt structure for the industry in which Grupo Éxito operates, it was 11.4%, and the same was used in determining the book value of the cash-generating unit for Uruguay at 11% in nominal terms UYU after taxes, and for Argentina, it was 13.8% in nominal terms USD after taxes.

The royalty savings flows for the brands were discounted at the weighted average cost of capital (WACC); for Super Inter and Surtimax, it was 12.8%, for Taeq it was 12.4%, and the same was used in determining the recoverable amount for the Disco brand, which was 12% in nominal terms UYU after taxes, and for the Libertad brand, it was 14.8% in nominal terms USD after taxes. The disposal cost is an estimate of 0.5% of the total value of the discounted royalty savings flows calculated on the brands.

The variables with the greatest impact on the determination of the value in use of the cash-generating units are the discount rate, business growth rate and the perpetuity growth rate. The definitions of these three variables are as follows:

(a)	Perpetuity Growth Rate: The nominal perpetuity growth rates are the long-term inflation expectations for the country in question, meaning a real growth rate of zero. A decrease in real growth rates below zero is not considered reasonably possible, as it is expected that cash flows will increase at least in line with inflation and potentially above the overall price growth in the economy.

(b)	Discount Rate: The calculation of the discount rate is based on a market debt analysis for the Group; a reasonable change would be if the discount rate were to increase, in which case, no impairment of value would occur for any of the cash-generating units.

(c)	Business growth rate: The growth rate of revenues, costs, and expenses for the first 5 years of the projection, which include the most relevant variables of the projected statement of financial position.

As a result of this test, no impairment in the book value of the cash-generating units is recognized.

The impairment of property, plant, and equipment, and right-of-use assets is the book value exceeding the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs to sell. The method used to calculate the recoverable amount was the income approach (value in use) due to its adequate approximation of the recoverable value of these assets. The impairment recorded during the period amounted to:

Asset	Value $	Segment
Rights of use asset	9,647	Uruguay
Property, plant and equipment	6,534	Uruguay

On the other hand, during the year, a recovery in the value of property, plant, and equipment of the subsidiary in Uruguay was identified for an amount of $856.

The impairment was properly accounted for with a charge to the period’s results.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these assets. As a result of this test, no impairment is recognized in the carrying amount of the investment properties.

Sensitivity Analysis

A sensitivity analysis has been performed to assess the impact of reasonably possible changes in growth rates and discount rates used in the impairment test.

Brands

In particular, the effects of an increase and decrease of 0.5 percentage points in the long-term growth rate and a royalty increase of 0.25 percentage points, as well as an increase and decrease between 0.4 and 0.7 percentage points in the applied discount rate, were analyzed.

The results of this analysis indicate that:

An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate would lead to a reduction in the recoverable value of the Super Inter brand. The same effect would occur with an increase of 0.7 percentage points in the discount rate and a decrease of 0.5 percentage points in the growth rate for the Libertad brand, which could lead to impairment if the carrying amount exceeds the new recoverable value.

Based on the results obtained, management considers that, under the scenarios analyzed, no significant impairment indicators are identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

Cash-Generating Units

In particular, the effects of an increase and decrease of 0.5 percentage points in the long-term growth rate, as well as an increase and decrease between 0.4 and 0.7 percentage points in the discount rate applied, were analyzed.

The results of this analysis indicate that:

An increase of 0.7 percentage points in the discount rate and a decrease of 0.5 percentage points in the growth rate would result in a reduction in the recoverable value of Libertad in the Argentina segment, which could lead to impairment if the carrying amount exceeds the new recoverable value.

Based on the results obtained, management considers that, under the scenarios analyzed, no significant impairment indicators are identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets and the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

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

The budgeted average Ebitda growth rate for the next five years is 10.3% for Colombia, 7.6% for Uruguay, and 94.6% for Argentina.

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

Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs of sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these. As a result of the test, there was an impairment in the value of the property, plant and equipment from Uruguayan subsidiary in the amount of $2,903 and in the right of use with the same subsidiary in the amount of $1,038. Additionally, there was a reversal of impairment of value in the property of the Uruguayan subsidiary of $1,188. The impairment was properly accounted for and charged to income for the period.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties. As a result of the test, there was an impairment in the value of the Viva Palmas property in the amount of $698. The impairment was properly accounted for and charged to income for the period.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

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

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	10,107	9,618	12,629	11,085
Investments in private equity funds	402	402	472	472
Forward contracts measured at fair value through income (Note 12)	4,469	4,469	-	-
Derivative swap contracts denominated as hedge instruments (Note 12)	-	-	2,378	2,378
Investment in bonds (Note 12)	-	-	578	578
Investment in bonds through other comprehensive income (Note 12)	13,302	13,302	13,288	13,288
Equity investments (Note 12)	1,437	1,437	10,676	10,676
Non-financial assets
Investment property (Note 14)	1,828,326	4,492,917	1,653,345	4,174,798
Property, plant and equipment, and investment property held for sale (Note 41)	2,645	4,378	10,676	10,676
Financial liabilities
Loans and borrowings (Note 20)	1,907,673	1,906,048	823,863	824,054
Put option (Note 20)	350,776	350,776	442,342	442,342
Forwards contracts denominated as hedge instruments (Note 25)	278	278	5,488	5,488
Forward contracts measured at fair value through income (Note 25)	1,174	1,174	11,299	11,299
Non-financial liabilities
Customer loyalty liability (Note 26)	46,217	46,217	43,990	43,990

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

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

Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated
Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Terminal capitalization rate (7,75% - 9,75%)
Investment property	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value
Investment property	Level 2	Replacement cost method

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

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)
Customer loyalty liability	Level 3	Market value

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

Net income of Supermercados Disco del Uruguay S.A. at December 31, 2024 and 2023.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2024.	$188,763	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.
	Ebitda of Supermercados Disco del Uruguay S.A., consolidated Over 12 months	$274,511	On December 31 2024, the value of the put option is recognized based on Times Average Net Result.
	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	$(189,837)	Grupo Disco Uruguay S.A.’s Ebitda should increase by approx. 28.45% to arrive at a value greater than the recognized value.
	Fixed contract price	$350,776	The Fixed contract price should increase by approx. 2.38% to reach a value greater than the recognized value.
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$43.67	An exchange rate appreciation of 15% would increase the value of the put option by $52,616.
	US Dollar-Colombian peso exchange rate on the date of valuation	$4,409.15
	Total shares Supermercados Disco del Uruguay S.A.	232,710,093

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the period ended December 31, 2024.

Note 36. Contingencies

Contingent assets

Éxito Grupo has not material contingent assets to disclose at December 31, 2024 and at December 31, 2023.

Contingent liabilities

Contingent liabilities at December 31, 2024 and at December 31, 2023 are:

(a)	The following processes are being carried out with the aim of preventing Grupo Éxito from paying the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Customs Directorate of Colombia) for $42,210 (December 31, 2023 - $40,780) related to the notification of special request 112382018000126 from September 17, 2018, in which it was proposed to modify the 2015 income tax return. In September 2021, Almacenes Éxito S.A. received a new notification from the DIAN confirming its proposal. However, external advisors consider the process a contingent liability.

-	Nullification of Resolution No. 2024008001 of August 5, 2024, which imposes a penalty for failure to declare the annual ICA tax for 2020 to 2022; the declarations were filed bimonthly, and Resolution No. 0034 of November 8, 2024, for $4,175 (December 31, 2023 - $-).

-	Nullification of the Official Review Liquidation GGI-FI-LR-50716-22 of November 22, 2022, through which the District of Barranquilla modifies the 2019 industry and commerce tax return, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI-DT-RS-282-2023 of October 27, 2023, resolving the reconsideration request, for $3,790 (December 31, 2023 - $-).

-	Nullification of Official Review Liquidation GGI-FI-LR-50712-22 of November 2, 2022, through which the 2018 industry and commerce tax return is modified, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI.DT-RS-282-2023 of October 27, 2023, resolving the reconsideration request, for $3,291 (December 31, 2023 - $-).

-	Nullification of the sanction resolution of September 2020, which ordered the reimbursement of the balance in favor calculated in the income tax for the taxable period 2015, for $2,734 (December 31, 2023 - $2,211).

-	Nullification of Official Review Liquidation GGI-FI-LR-50720-22 of December 6, 2022, through which the 2020 industry and commerce tax return is modified, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI-DT-RS-329-2023 of December 4, 2023, resolving the reconsideration request, for $2,664 (December 31, 2023 - $-).

-	Nullification of Official Aforo Liquidation 00019-TS-0019-2021 of February 24, 2021, through which the Atlantic Department liquidates the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullification of Resolution 5-3041-TS0019-2021 of November 10, 2021, resolving the reconsideration request, for $1,226 (December 31, 2023 - $1,226).

(b) Guarantees:

-	Almacenes Éxito S.A. granted a bank guarantee valid from June 20, 2024, to June 20, 2025, to the third party PriceSmart Colombia S.A.S., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $4,000.

-	Almacenes Éxito S.A. granted its subsidiary Almacenes Éxito Inversiones S.A.S. a guarantee to cover potential defaults on its obligations. As of December 31, 2024, the value amounts to $3,967 (December 31, 2023: $3,967).

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Taiwan Melamine Products Industrial CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $146.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Jia Wei Lifestyle, INC. 14f 4, no. 296, Sec. 4, Xinyi Rd, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $126.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $110.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Dandon Everlight Candle Industry CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $94.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Minhou Xingcheng Arts and Crafts CO., LTD for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $61.

-	The subsidiary Éxito Viajes y Turismo S.A.S. granted a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure the fulfillment of payments associated with the airline ticket sales agreement (December 31, 2023: $-).

-	The subsidiary Éxito Viajes y Turismo S.A.S. has a consumer protection action, which is being defended under the provisions of Article 4 of Decree 557 of the Ministry of Commerce, Industry, and Tourism, with scope from the state of emergency declared on March 12, 2020, for $1,208 corresponding to 269 processes.

-	Almacenes Éxito S.A. granted its subsidiary Transacciones Energéticas S.A.S. E.S.P. a financial guarantee for $ - (December 31, 2023: $3,000) to cover potential defaults on its obligations for charges related to the use of local distribution systems and regional transmission before the market and the agents where the service is provided.

-	The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to the following third parties with the aim of covering the payment of charges for the use of the regional transmission system and local energy distribution system:

Company	Value $
Enel Colombia S.A. E.S.P.	1,214
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellin E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales eléctricas de Nariño S.A. E.S.P.	4

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the year ended at December 31, 2024 the amount paid was $65,502.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2024 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	176,872	199,875

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

Note 38. Seasonality of transactions

The operating and cash flow cycles of Grupo Éxito show some seasonality in both operational and financial results, as well as in the financial indicators related to liquidity and working capital, with certain concentration during the first and last quarters of each year, mainly due to the Christmas and holiday bonus season and the “Días de Precios Especiales” event, which is the second most important promotional event of the year. Management monitors these indicators to ensure that risks do not materialize, and for those that could, action plans are implemented in a timely manner. Additionally, the same indicators are monitored to ensure they remain within industry standards.

Note 39. Financial risk management policy

At December 31, 2024 and 2023 Éxito Group’s financial instruments were comprised of:

	As at December 31,
	2024	2023
Financial assets
Cash and cash equivalents (Note 7)	1,345,710	1,508,205
Trade receivables and other receivables (Note 8)	670,158	717,269
Accounts receivables from related parties (Note 10) (3)	37,664	52,145
Financial assets (Note 12)	19,666	27,466
Total financial assets	2,073,198	2,305,085

Financial liabilities
Trade payables and other accounts payable (Note 23)	4,430,674	5,286,126
Loans and borrowings (Note 20)	2,258,449	1,266,205
Lease liabilities (Note 15)	1,984,244	1,567,959
Derivative instruments and collections on behalf of third parties (Note 25)	60,481	139,810
Accounts payable to related parties (Note 10) (4)	43,757	55,617
Total financial liabilities	8,777,605	8,315,717

Net (liability) exposure	(6,704,407)	(6,010,632)

(1)	Transactions with related parties refer to transactions between Éxito Group. and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

The financial health of the entity throughout the year is not solely represented by the working capital indicator, as this indicator reflects the seasonality inherent to the business. Therefore, it is evaluated together with financial indicators (current ratio, operating profitability, among others), corporate and industry KPIs that reflect both inventory cycle efficiency, debt level stability, and covenant compliance, as well as the stabilized sales performance and systematic control of expenses.

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

Management monitors the liquidity of the group (which includes unused credit lines) and cash and cash equivalents (note 7) based on expected cash flows. This is generally carried out both locally and internationally within the group’s operating companies, in accordance with practices and limits established by the group. These limits vary by location to account for the liquidity of the market in which the Group operates. Additionally, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets required to meet them, monitoring liquidity ratios on the statement of financial position in relation to internal and external regulatory requirements, and maintaining debt financing plans.

	As at December 31,
	2024	2023
Rating
BB+	340,101	626,259
BB-	17,144	41,574
N/A (*)	795,812	809,535
Total cash at banks and on hand	1,153,057	1,477,368

(*)	N/A: No available.

Trade receivables and other receivables

The credit risk associated with trade receivables is low given that most of Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively. Additionally, the turnover of these accounts receivable does not exceed 30 days.

Collaterals

Grupo Éxito does not provide guarantees, sureties, or letters of credit, issue complete or blank securities, or create any lien or contingent right in favor of third parties. Exceptionally Grupo Éxito may establish liens considering the relevance of the business, the amount of the contingent obligation, and the benefit. Additionally, there are some promissory notes that are part of the ordinary course of business operations with banks and treasury. At December 31, 2024, Almacenes Éxito S.A. acted as guarantor for its subsidiary Almacenes Éxito Inversiones S.A.S. for $3,967 to cover potential defaults on its obligations, acts as a joint debtor of the subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of performance bonds, and also granted bank guarantees in favor of third parties to cover the payment of merchandise purchases for $535. Éxito Viajes y Turismo S.A.S. granted a guarantee in favor of JetSmart Airlines S.A.S. for $400.The subsidiaries Éxito Industrias S.A.S. and Éxito Viajes y Turismo S.A.S. provided guarantees to insurance companies and as a requirement for the issuance of performance bonds. The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to third parties for $6,135 to secure the payment of charges for the use of the regional transmission system and local energy distribution system.

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

Although a portion of the company’s financial obligations is indexed to variable market rates, 46% of the financial obligations were agreed upon with fixed-rate terms. Additionally, the company analyzes and conducts financial swap transactions through interest rate derivatives with pre-approved financial entities, in which it agrees to exchange, at specific intervals, the difference between fixed and variable interest rate amounts calculated on an agreed nominal principal amount. This converts variable rates into fixed rates, making cash flows determinable.

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

At December 31, 2024 and 2023, Éxito Group had hedged almost 100% of their purchases and liabilities in foreign currency.

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

Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2024 approximately 92% of Éxito Group’s debt will mature in less than one year (December 31, 2023 - 71%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date, December 31 2024. Access to financing sources is sufficiently secured.

The following table shows a profile of maturities of Éxito Group’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2024	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	406,060	1,017,860	1,087,914	2,511,834
Other relevant contractual liabilities	1,655,488	303,007	8,974	1,967,469
Total	2,061,548	1,320,867	1,096,888	4,479,303

At December 31, 2023	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	378,806	938,113	766,452	2,083,371
Other relevant contractual liabilities	619,150	303,912	29,137	952,199
Total	997,956	1,242,025	795,589	3,035,570

Sensitivity analysis for 2024 balances

Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2024.
−	Scenario II: An increase of 0.896% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.
−	Scenario III: A decrease of 0.896% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

Operations	Risk	Balance at December 31, 2024	Market forecast
			Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	1,907,673	1,890,011	1,892,999	1,887,024

d.	Derivative financial instruments

Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

As of December 31, 2024, the reference value of these contracts amounted to $- (December 31, 2023 - $120,916 million) (interest rate swaps), USD 47.07 million and EUR 4.92 million (December 31, 2023 - USD 34.6 million and EUR 4.11 million) (forwards), USD 5.2 million (December 31, 2023 - USD 15.5 million) (forwards). These transactions are usually contracted under the same terms for amounts, duration, and transaction costs, and preferably with the same financial entities, always observing the limits and policies of Grupo Éxito.

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

At December 31, 2024, the parent company and its colombian subsidiaries have acquired the following insurance policies to mitigate the risks associated with the entire operation:

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

Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.
Extracontractual civil liability	Differential limits and sublimits per coverage apply.	Covers damages caused to third parties during the operation.
Director’s and officers’ third party liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.
Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.
Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.
Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.
Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Operating segments

Éxito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia (a):

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.
-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.
-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

(a)	Éxito Group has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately. As of December 31,2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate. Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store. As a result, the retail business will be consolidated into a single UGE that encompasses all brands for Colombia.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Retail sales by each of the segments are as follows:

		Year ended December 31,
Operating segment	Banner	2024	2023	2022
	Éxito	-	10,214,174	10,094,080
	Carulla	-	2,434,416	2,153,203
	Low cost and other	-	2,370,319	2,270,112
Total Colombia		15,350,761	15,018,909	14,517,395
Argentina		1,479,800	1,014,898	1,683,717
Uruguay		4,034,404	4,193,328	3,553,925
Total sales		20,864,965	20,227,135	19,755,037

Eliminations		(636)	(824)	(961)
Total consolidated sales		20,864,329	20,226,311	19,754,076

Below is additional information by operating segment:

	For the year ended December 31, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	15,350,761	1,479,800	4,034,404	20,864,965	(636)	20,864,329
Service revenue	831,075	65,348	30,726	927,149	-	927,149
Other revenue	74,499	3	14,529	89,031	-	89,031
Gross profit	3,598,690	459,377	1,474,941	5,533,008	-	5,533,008
Operating profit	519,325	(74,505)	331,306	776,126	-	776,126
Depreciation and amortization	573,796	34,546	97,061	705,403	-	705,403
Net finance expenses	(361,024)	(2,431)	(47,891)	(411,346)	-	(411,346)
Profit before income tax from continuing operations	86,429	(76,936)	283,415	292,908	-	292,908
Income tax	4,177	12,261	(72,103)	(55,665)	-	(55,665)

	For the year ended December 31, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	15,018,909	1,014,898	4,193,328	20,227,135	(824)	20,226,311
Service revenue	753,071	37,893	28,529	819,493	-	819,493
Other revenue	63,014	15	13,485	76,514	(231)	76,283
Gross profit	3,558,757	360,632	1,506,654	5,426,043	-	5,426,043
Operating profit	512,588	28,918	341,275	882,781	-	882,781
Depreciation and amortization	556,669	19,301	84,175	660,145	-	660,145
Net finance expenses	(386,112)	(15,835)	(12,343)	(414,290)	-	(414,290)
Profit before income tax from continuing operations	12,057	13,083	328,932	354,072	-	354,072
Income tax	31,134	(11,905)	(65,127)	(45,898)	-	(45,898)

	For the year ended December 31, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	14,517,395	1,683,717	3,553,925	19,755,037	(961)	19,754,076
Service revenue	648,806	66,657	25,783	741,246	-	741,246
Other revenue	113,467	341	10,815	124,623	(272)	124,351
Gross profit	3,385,817	604,403	1,249,056	5,239,276	307	5,239,583
Operating profit	663,984	68,703	257,140	989,827	307	990,134
Depreciation and amortization	506,716	24,427	72,185	603,328	-	603,328
Net finance expenses	(263,785)	(97,014)	(19,368)	(380,167)	(307)	(380,474)
Profit before income tax from continuing operations	365,479	(28,311)	237,772	574,940	-	574,940
Income tax	(218,901)	(65,262)	(41,539)	(325,702)	-	(325,702)

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Éxito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Éxito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	As at December 31,
	2024	2023
Investment property (1)	2,645	2,645
Property, plant, and equipment (2)	-	9,768
Total	2,645	12,413

(1)	It corresponds to La Secreta lot negotiated with the buyer during 2019. At December 31, 2024, 59.12% of the payment for the property has been delivered and received. The remainder of the asset will be delivered in conjunction with the asset payments to be received in 2025. The deed of contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

(2)	At December 31, 2023 corresponds to the Local Paraná of the Argentinian subsidiary.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 42. Subsequent Events

Discontinuation of the BDR program (forward-looking statements)

On February 14, 2025, the Company informed the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares (“BDRs”), that the Board of Directors has approved the discontinuation of the BDR program. This decision aligns with the decision to terminate its American Depositary Receipt program in the United States, aiming to concentrate the liquidity of its securities in Colombia and maximize returns for its shareholders. The Company will take the necessary actions to proceed with the cancellation of its registration as a foreign issuer.